Form 20-F
period 2025-03-31
WIPRO LTD
filed 2025-05-22
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2025

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,472,136,049 Equity Shares.

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

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “U.S.$” or “USD” or “dollars” or “U.S. Dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “₹” or “rupees” or “Indian Rupees” are to the legal currency of India. All amounts are in Indian Rupees or in U.S. Dollars unless stated otherwise. Our financial statements are presented in Indian Rupees and translated into U.S. Dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report on Form 20-F, all convenience translations from Indian Rupees to U.S. Dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2025, which was ₹ 85.43 per U.S.$ 1. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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
•
the effect of facility expansions on our fixed costs;
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
•
expectations of future dividend payouts or other corporate actions, such as a buyback or bonus issue;
•
projections that our cash and cash equivalent along with cash generated from operations will be sufficient to meet our working capital requirements and certain of our obligations;
•
our compensation strategy;
•
projections regarding currency transactions, including the effect of exchange rates on the Indian Rupee and the U.S. Dollar;
•
the nature of our revenue streams;
•
the effect of a strategically located network of software development centers, and whether it will provide us with cost advantages;
•
our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology;
•
projections regarding future economic policy, legislation, foreign investment, tariffs and trade wars, currency exchange and other policy matters that may affect our business;
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

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report on Form 20-F. The following risk factors should be considered carefully in evaluating us and our business.

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
•
Recent and continued escalations in tariffs and trade policies of certain countries with large economies, where we or our clients operate, may directly or indirectly hamper our growth.
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

•
Cyberattacks and other security incidents, both real and perceived, impacting the confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.
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
•
political uncertainties, changes in regulations, or other economic factors, including the economic conditions, in India, the United States, the U.K., the European Union (the “EU”), Australia, the Middle East and other geographies in which we operate and uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and
•
increases in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

Our business depends, in part, upon continued reliance on the use of technology in business by our clients and prospective clients as well as their customers and suppliers. We have invested, and will continue to invest, in research and development and in initiatives to expand our capabilities or offerings around new technologies. The effort and initiatives may not be successful or could yield sub-optimal results, which would negatively impact our revenues and profitability. In particular, the success of our new service offerings requires continued demand for such services and our ability to meet this demand in a cost-effective manner. In challenging economic environments, prospective clients may reduce discretionary spends or defer their spending on new technologies in order to focus on other priorities or may decide not to engage our services. Also, many companies have already invested substantial resources in their current means of conducting commerce and exchanging information, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of technology usage in business, or our clients’ spending on such technology, declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our revenue and operating results could be adversely affected. Additionally, our clients’ business departments are increasingly making or influencing technology-related buying decisions. If we are unable to establish business relationships with these new buying centers, or if we are unable to articulate the value of our technology services to these business functions, our revenues may be adversely impacted.

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 62.3% of our IT Services segment revenue from the Americas (including the United States) and 27.1% of our IT Services segment revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. We are also exposed to the economic, market and fiscal conditions in the U.K. and the EU. If the economy in the Americas or Europe is volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly or cause our clients to request discounts on our products or services. For example, geopolitical conflict between Russia and Ukraine or conflict in the Middle East or South Asia and the resulting international political crisis could have significant negative macroeconomic consequences, such as a rise in inflation or a slow-down in GDP growth rates, including on the businesses of our customers and partners and negatively impact their spending on IT services. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability. Extreme protectionism, the imposition of tariffs, and trade wars may also result in weaker global trade and economic activity, which could adversely affect our business.

Our clients are concentrated in certain key industries or sectors. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, including changes to commodity prices, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, fluctuations in global crude oil prices have significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy, Manufacturing and Resources industry sector. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulations, including those related to climate change, sanctions and interventions. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

If our clients are unable to pay our dues and receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled receivables. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system or those arising from pandemics like COVID-19, could also result in financial difficulties for our clients, including limited access to the credit markets, higher costs to raise debt, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Additionally, if we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which may adversely affect our results from operations and cash flows.

Our international operations subject us to risks inherent in doing business on an international level, including geopolitical volatilities, which could harm our operating results.

The majority of our software development facilities are in India. Currently, we also have facilities in several countries around the world. As we continue to increase our presence outside India, we are subject to additional risks, including risks related to complying with a wide variety of national and local laws, localization requirements, restrictions on the import and export of certain technologies, data privacy and protection regulations, Environmental, Social and Governance (“ESG”) regulations, currency fluctuations, economic and political volatility, pending elections, changes in trade and foreign exchange policies, restrictions on repatriation of funds to India and multiple and possibly overlapping tax structures.

Our current international operations and future initiatives will involve a variety of risks including (i) government trade restrictions, including those which may impose restrictions, including prohibitions, on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components and/or services to foreign persons and (ii) changes in diplomatic and trade relationships, including new or increased tariffs, trade protections measures, import or export licensing requirements, trade embargoes and other trade barriers. Emerging nationalist trends in countries may also significantly and adversely alter the trade environment. These conditions may add uncertainty to the timing and budget for technology investment decisions by our customers and may impact our ability to do business in some markets or with some public-sector customers.

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

The success of our business is dependent on our ability to attract and retain talented and experienced professionals, and the ability to mobilize them around the world to meet our clients’ needs. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws to restrict outsourcing of services internationally by domestic corporations limit the availability of certain work visas or increase visa fees in the key markets in which we operate may impact our ability to staff projects in a timely manner and negatively affect our profitability.

Travel restrictions during pandemics like COVID-19, may also negatively impact our employees’ ability to obtain work permits or cause delays in obtaining work permits and travel as required to provide services to our clients.

We currently have sufficient personnel with valid non-immigrant worker visas and have increased hiring of local employees in the United States to continue services to clients. However, since a large part of our business centers around the United States, changes to U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States, which in turn could adversely affect our revenues and operating profitability.

Further, under the U.K.’s Transfer of Undertakings (Protection of Employees) Regulations, 2006, as well as similar regulations in EU member countries, employees who are dismissed by an outsourcing vendor could seek compensation from their current or new employer. This could adversely impact our customers’ ability to outsource and also result in additional costs due to redundant payment liabilities. Such events could have an adverse impact on our results of operations and our financial position.

Recent and continued escalations in tariffs and trade policies of certain countries with large economies, where we or our clients operate, may directly or indirectly hamper our growth.

Our business may be directly or indirectly impacted by geopolitical conditions, including the recent changes in global trade policies by certain countries with large economies, the retaliatory changes taken by affected trading partners, and the prospect for further increases in tariffs and other trade measures by these countries or their trading partners. At this time, the trade and tariff policies of these countries remains fluid. All of these policies are subject to continued change, negotiation, and revision. However, sustained increases in tariffs on imported goods, or further increases in tariffs on imported goods, may result in adverse macroeconomic effects and a material adverse effect on our business and operating results.

Risks Related to Our Contractual Obligations

We may be subject to litigation and be required to pay damages for deficient services or for violating IP rights, data breach or breach of confidentiality.

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may not be aware if our employees have misappropriated and/or misused IP, and their actions could result in third-party claims against us for IP misappropriation and/or infringement. We may also be subject to litigation or damages for violating or misusing our clients’ IP rights or for breaches of third-party IP rights or confidential information (including but not limited to proprietary data and personally identifiable information). Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of IP, data breach or breach of confidentiality pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for consequential and other damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify services, causing significant damage to our reputation and adversely affecting our results from operations.

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

Our client contracts are often conditional upon our performance, which, if unsatisfactory due to any reasons, could result in lower revenues than previously anticipated.

Our client contracts may have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance milestones or service levels. Our failure to meet these milestones or a client’s expectations in such performance-based contracts especially due to dependencies on the client not clearly articulated in the contract, may result in us not being able to raise invoice on the client for expended effort, which may lead not only to a less profitable or an unprofitable engagement but also penalties or fines impacting our revenues, operating profits and cash flows. Additionally, we may experience financial losses in contracts which are linked to our clients' future business outcomes or based on assumptions which are not realized.

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
•
Political and economic factors such as pending elections, changes in leadership among key governmental decision makers, revisions to governmental tax policies, efforts to reduce government spending, reduced tax revenues and public health crises, such as COVID-19, can affect the number and terms of new government contracts signed.
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

We have alliances with companies whose capabilities complement our own. A significant portion of our service offerings are based on technology or software provided by our alliance partners. The priorities and objectives of our alliance partners may differ from ours. As most of our alliance relationships are non-exclusive, they may in the future decide to compete with us, form exclusive or more favorable arrangements with our competitors or otherwise reduce our access to their products, thereby impairing our ability to provide the services and solutions demanded by clients. In addition, our alliance partners could experience reduced demand for their technology or software, including responses to changes in technology, which could impact related demand for our services. If we do not obtain the expected benefits from our alliance relationships, or if we are unable to enter into new alliances for any reason, we may be less competitive, our ability to offer attractive service offerings to our clients may be negatively affected, and our revenues and results of operations could be adversely affected.

Risks Related to Our Investments

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to AI, including generative AI (“GenAI”), digital technology, the internet of things (“IoT”) (including 5G), infrastructure and network engineering, intelligent connected products, digital engineering and manufacturing, edge computing, augmented reality, automation, blockchain and quantum computing or as-a-service solutions could have a material adverse effect on our business, results of operations and financial condition.

Our use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.

We increasingly use AI-based technologies, including GenAI, in our client offerings and our own internal operations. The development, adoption, and use of AI technologies are still in their early stages. AI algorithms may be flawed, and datasets may be insufficient or may contain biased information, which could result in unexpected, low quality or other inadequate outputs. Ineffective or inadequate AI development or deployment practices by us, our clients or third parties with whom we do business could result in unintended consequences, such as disclosure of sensitive information, infringement of third-party intellectual property rights or other incidents that impair the acceptance of AI solutions or cause harm to individuals or society. These deficiencies of AI technologies could subject us to reputational and competitive harm, regulatory action or legal liability.

AI technologies are complex and rapidly evolving, and we face significant competition, including from our own clients, who may develop their own internal AI-related capabilities, which in each case, can lead to reduced demand for our services. As these technologies evolve, some services and tasks currently performed by our people may be replaced by automation.

Additionally, the use of AI and other advanced technology by us or our partners may create new cybersecurity vulnerabilities and may require significant investment designed to address security, accuracy and bias. These efforts can be complex, costly and potentially impact our profitability. Addressing the possible consequences of the use of AI technologies may require significant operational cost to implement, manage and maintain processes governing the AI lifecycle that align with industry standards and meet customer expectations.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain including in the areas of IP, cybersecurity, privacy and data protection. We may be subject to new and proposed legislation and regulations, such as the EU’s AI Act, other laws and regulations proposed, and in certain cases enacted, in numerous U.S. states and new applications of data protection, privacy, consumer protection, intellectual property and other laws and regulations. Adopting new and proposed legislation and regulations relating to the development and use of AI could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources. Customers may require adherence to these laws and regulations and we may need to offset some risks through upskilling of technical teams. This is complex for a company like ours where the AI talent pool is dispersed. Equally, the increase in regulatory scrutiny means that we must enhance our due diligence and quality assurance in our AI related engagements and produce a detailed and reproducible inventory of all the AI systems we develop and deploy with clients.

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of cash outflow towards investment in property, plant and equipment in fiscal year 2025 was ₹ 14,737 million (U.S.$ 173 million). Additionally, as of March 31, 2025, we had contractual commitments of ₹ 8,719 million (U.S.$ 102 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

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

The acquisition of new businesses subjects us to many risks, and we can provide no assurances that any such acquisition will be successful or meet our expectations. If it does not, we may suffer losses, dilute value to shareholders, may not be able to take advantage of appropriate investment opportunities or complete other transactions on terms commercially acceptable to us. It may take longer than expected to realize the full benefits from these transactions and arrangements, such as increased revenue or synergies, or the benefits may ultimately be smaller than we expected, which could adversely affect our financial position.

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

Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company under the applicable foreign exchange regulations does not require approval from the Reserve Bank of India (“RBI”) and relevant government authorities in India, subject to compliance of prescribed conditions. The Government of India (“GoI”) currently does not mandate prior approvals for IT companies such as ours. However, by notification dated April 22, 2020, the GoI has amended its foreign direct investment (“FDI”) policy to state that investment by a non-resident entity of a country which shares a land border with India, or where the beneficial ownership of an investment into India is situated in or is a citizen of any such countries, shall be under the ‘Government Route’, which requires GoI approval prior to investment. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction/purview such subsequent change in beneficial ownership will also require GoI approval. If we are required to seek the approval of the GoI and the GoI does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.

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

Our IT Services business contributes 99.7% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position and can adversely impact our operating results. We generate approximately 38% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

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

We maintain an investment portfolio of various holdings, types and maturities. These investments are subject to general credit, liquidity, market and interest rate risks. Deterioration of the credit rating of counterparties and in the credit as well as the debt capital markets in general due to economic turmoil or other global events could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and net income. Further, fluctuations in the interest rate environment based on changes in the RBI’s monetary policy could affect the interest income and thereby our profitability.

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

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection and cybersecurity. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to a variety of federal, state, local and international laws, rules, and regulations, as well as industry standards, internal and external privacy policies and contractual obligations to third parties, relating to the collection, use, retention, security, disclosure, transfer, storage and other processing of personal information and other data. Most jurisdictions in which we operate have established their own privacy, data protection and cybersecurity legal frameworks with which we and our customers must comply.

For example, the EU has adopted the General Data Protection Regulation (“GDPR”), which went into effect in May 2018, and together with national legislation, regulations and guidelines of the EU member states, contains numerous requirements relating to the processing of personal data of EU data subjects, including the increased jurisdictional reach of the European Commission, more robust obligations, additional requirements for data protection compliance programs by companies, and significantly increased fines and penalties and rights for data subjects to claim compensation. EU member states are tasked under the GDPR to enact, and have enacted, certain legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to countries outside the European Economic Area (“EEA”) that have not been found to provide adequate protection to such personal data. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.

The EU also has enacted directives and regulations addressing cybersecurity. For example, the Network and Information Security Directive II (“NIS2”), adopted in 2023, aims to enhance cybersecurity across critical infrastructure and essential services in the EU. It expands the scope of the 2016 NIS Directive to include additional sectors while enforcing stricter governance and accountability requirements. Additionally, the Digital Operational Resiliency Act became effective in January 2025, and aims to establish a universal framework for managing and mitigating information and communication technology risk that will apply to entities in the financial sector and their third-party cloud service providers.

Data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018) (“U.K. GDPR”), with fines and enforcement mechanisms similar to those of the GDPR. In 2021, the European Commission issued an adequacy decision, pursuant to which personal data generally may be transferred from the EU to the U.K. without restriction; however, this adequacy decision must be renewed and is subject to modification or revocation in the interim. The U.K. is considering modifications to its data protection regime that, if implemented, may impact this renewal decision. There also will be increasing scope for divergence in application, interpretation, and enforcement of data protection law between the U.K. and EEA.

Other jurisdictions in which we operate, including China, Singapore, the Philippines, Hong Kong, Canada, and Australia, have enacted robust legal regimes relating to privacy, data protection, and cybersecurity, many of which provide for significant penalties and other sanctions for noncompliance. Certain of these regimes, including, without limitation, the GDPR and U.K. GDPR, provide for restrictions on transferring data outside of those jurisdictions to many other jurisdictions. The regulatory framework relating to cross-border data transfer has evolved significantly in recent years. For example, in 2020, the European Court of Justice (“CJEU”) struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EEA to the United States (“U.S.”). In the same decision, the CJEU imposed additional obligations on companies when relying on standard contractual clauses approved by the European Commission for use in legitimizing personal data transfers from the EEA to the U.S. The European Commission and U.K. Information Commissioner’s Office since have issued new standard contractual clauses that account for the CJEU’s 2020 decision, with companies relying on that transfer mechanism required to put them in place. Several other laws and regulations enacted in recent years also provide for restrictions on cross-border data transfers, and some of these regimes provide for data localization, under which certain data is required to be maintained within the applicable country. We may be required to take additional steps to address data localization and data transfer issues, including engaging in additional contract negotiations and implementing additional data storage or processing infrastructure, and be subject to increasing costs of compliance and limitations on our customers and us. Additionally, current or modified laws or regulations relating to data transfers and data localization, and related developments, including legal challenges and judicial decisions, may serve as a basis for our data handling practices, or those of our customers and service providers, to be challenged, and may otherwise adversely affect our business, financial condition and results of operations.

In the U.S., privacy laws continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. For example, the California Consumer Privacy Act (“CCPA”), took effect in January 2020. The CCPA imposes obligations on companies that process California residents’ personal information, including obligations to provide certain disclosures to such residents, and creates new consumer rights, including relating to the access to, deletion of and sharing of personal information collected by covered businesses. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, the California Privacy Rights Act (“CPRA”) was approved by California voters in the November 3, 2020 election. Effective starting January 1, 2023, the CPRA significantly modified the CCPA and created a new state agency vested with authority to implement and enforce the CCPA and the CPRA. Numerous other states have proposed, and in certain cases enacted, legislation similar to the CCPA and CPRA. The U.S. federal government also is contemplating federal privacy legislation.

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

As a general matter, the laws, rules, regulations, standards, and other actual and asserted obligations relating to privacy, data protection and cybersecurity to which we may be subject, or that otherwise apply to our business, are constantly evolving, and we expect that there will continue to be new proposed laws, regulations and industry standards concerning these matters in India, the EU, the U.K., the U.S. and other jurisdictions in which we operate, both general and in relation to technological and other developments, including AI (and including, in particular, the EU’s AI Act), the use of algorithms and automated decision making, digital identity, and blockchain technologies. We also anticipate remaining to be subject to related contractual obligations that may be burdensome and which, in many cases, may provide for liability that is unlimited. We cannot fully predict the impact of laws, rules, and regulations, including those that may be modified or enacted in the future, or new or evolving industry standards, contractual obligations, or other actual or asserted obligations, relating to cybersecurity, privacy or data protection or processing on our business or operations. These laws, regulations, standards and obligations have required us to modify our relevant practices and policies and to incur substantial costs and expenses in an effort to comply, and we expect to continue to incur such costs and expenses in the future and anticipate finding it necessary or appropriate to further modify our relevant practices and policies. Any actual or perceived failure by us or our customers or service providers to comply with laws, regulations, rules, standards, contractual obligations or other actual or asserted obligations to which we are or are alleged to be subject relating to privacy, data protection or cybersecurity could result in claims, demands and litigation from private parties and regulators, regulatory investigations and other proceedings, as well as significant damage to our reputation that could cause us to lose customers and harm our ability to gain new customers. These could result in substantial costs, diversion of resources, fines, penalties and other damages, and harm to our customer relationships, our market position and our ability to attract new customers. Any of these could harm our business, financial condition and results of operations.

Cyberattacks and other security incidents, both real and perceived, impacting the confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Given the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day-to-day business operations, as well as hosting of data and service delivery, any potential cybersecurity or information security breach, incident or event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure, unavailability, loss, unauthorized use and other processing of data, reputational harm and customer loss, harm to our market position and ability to gain new customers, and legal claims, demands, and litigation, regulatory investigations and other proceedings, and fines, penalties and other damages and liabilities, along with potential impacts to our relationships with our customers and partners.

With the rise of connected devices, social media, transition to cloud and use of other emerging technologies and as cyberattacks are becoming increasingly sophisticated (e.g., deepfakes and AI generated social engineering) the risk of security incidents, phishing and cyberattacks has increased. We have in the past and may in the future be the target of security incidents, phishing and cyberattacks. The threat attack surface is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, brute force attempt, ransomware and other malware, fraud, data leakage, loss of and unauthorized use, alteration and other processing of personal and business data, denial of service and other attacks designed to disrupt systems, exploitation of security vulnerabilities and other weaknesses in systems or programs, errors, omissions, deliberate or accidental acts of our current or former employees, partners, third-party business providers or other stakeholders, both internal and external, are on the rise. Our internal security controls may not be able to keep pace with these evolving threats. Inadequate account security practices may also result in unauthorized access to confidential data. For example, system administrators or user life cycle management solutions may sometimes fail to timely remove employee account access. There may be vulnerabilities in open-source software incorporated into our offerings that may make our offerings susceptible to cyberattacks.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and incidents, and other system disruptions, including denial of service and other attacks. It is critical to our business that our infrastructure remains resilient and is perceived by customers to be secure. Despite our security measures, our infrastructure has been and may be vulnerable to attacks by hackers or other disruptive problems, including attacks for which no remedies are available with network security service providers. As an IT services provider, we are an attractive target of cyberattacks designed to impede the performance of our products, penetrate our network security, the security of our internal systems, or that of our customers, misappropriate proprietary information, and/or cause interruption to our services. Geopolitical conflicts compound the risk, we and our third-party business providers may be vulnerable to a heightened risk of cybersecurity attacks, phishing and social engineering attacks, ransomware and other malware, hacking or similar attacks from any nation-state actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to sell and distribute our services. We can provide no assurance that our systems or data are or have been fully protected against third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, information or data theft or other similar threats. Any third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, security breaches or incidents, information or data theft, or similar attacks or threats against us and our systems and data, may have a material adverse effect on our business, financial condition and results of operations. Breaches of our security measures or accidental or unauthorized loss, unavailability, disclosure or dissemination or other processing of confidential customer data could expose us, our customers or the affected parties to a risk of loss, unavailability, or misuse of this information. We could be subject to claims, demands, and litigation, termination of contracts, and damages for non-compliance with our client’s information security policies and procedures. Many of our client agreements do not limit our potential liability for breaches of confidentiality. Security breach may trigger increase in costs of our ongoing efforts to implement and maintain cybersecurity measures and to detect and prevent security breaches and other security-related incidents, and could be required to incur additional costs in the event of actual or perceived security breaches or other security-related incidents, any of which would negatively affect our results of operations.

If any individual, including our employees, negligently disregards or intentionally breaches our established controls regarding our data or client data, or otherwise mismanages or misappropriates that data, we could face significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. Additionally, this could cause significant damage to our reputation.

We cannot guarantee that any security measures that we or third parties on which we rely have implemented will be effective against current or future security threats, or that our systems and networks or those of such third parties have not been breached or otherwise compromised, or that they and any software in our or their supply chains do not contain bugs, vulnerabilities or compromised code that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us or our products or services. If our security measures or those of third parties on which we rely are or are believed to be inadequate or breached or otherwise compromised as a result of third-party action, current or former employee or service provider negligence, error or malfeasance, product defects, phishing or other social engineering techniques, improper user configuration, or otherwise, and this results in, or is believed to result in, unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability or destruction of our data or our customers’ data, or any other disruption of the confidentiality, integrity or availability of our or our customers’ systems or data, we could face claims, demands and litigation by private parties, regulatory investigations and other proceedings, and incur significant liability to our customers and other parties, and our business, reputation and competitive position may be harmed. Many of our employees have worked remotely in recent years and continue to do so. In order to better support employees working from home or in a hybrid working environment, we have taken steps to enhance our cybersecurity measures. These security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements, and we may face increased risks of cyberattacks and security breaches and incidents in connection with remote work.

Furthermore, we could be subject to indemnity claims or other liabilities in connection with an actual or perceived security breach or incident, or other cybersecurity issue, that exceed our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.

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

Damage to our reputation or our brands may occur from, among other factors, cybersecurity breaches or incidents, compliance failures, or actions of partners or individual employees. The proliferation of social media may increase the likelihood, speed and magnitude of negative publicity. If our brands or reputation are damaged, it could negatively impact our revenues or margins, or our ability to attract the most highly qualified employees. Any negative media coverage, including social media, regardless of the accuracy of such reporting, may have an initial adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.

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

Any adverse revisions to India’s debt rating or failure to maintain our credit rating and ability to manage working capital, refinance and raise additional capital for future needs could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

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

Our liquidity is a function of our ability to successfully generate cash flows from a combination of efficient operations and continuing operating improvements and access to capital markets. Our operations are subject to a variety of tax, foreign exchange and regulatory capital requirements in different jurisdictions that have the effect of limiting, delaying or increasing the cost of moving cash between jurisdictions or using our cash for certain purposes. An increase in our borrowing costs, limitations on our ability to access the global capital and credit markets or a reduction in our liquidity can adversely affect our financial condition and results of operations.

Our total liquidity depends in part on the availability of funds under the revolving credit facility and our other financing agreements. The failure of any lender’s ability to fund future draws on our revolving credit facility or our other financing arrangements could reduce the amount of cash we have available for operations and additional capital for future needs.

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

During the year ended March 31, 2022, we issued U.S.$ 750 million in USD-denominated, senior unsecured notes due in 2026 (the “Notes”) through Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company. The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The value of the Notes fluctuates based on many factors, including the methods employed for calculating principal and interest, the maturity of the Notes, the aggregate principal amount of Notes outstanding, the redemption features for the Notes, the level, direction and volatility of interest rates, changes in exchange rates, exchange controls, governmental and stock exchange regulations and other factors over which we have little or no control.

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

Failure to meet ESG standards or achieve our ESG goals could adversely affect our business or damage our reputation.

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

We are subject to, and expect to become increasingly subject to, laws and regulations relating to ESG, including the EU’s Corporate Sustainability Reporting Directive (CSRD) and California's climate change disclosure requirements. As these new laws, regulations and similar initiatives and programs continue to be adopted and implemented, we will be required to comply or potentially face market access limitations, enforcement actions, civil suits or sanctions, including fines. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. If we fail to comply with new laws, regulations, or reporting requirements, our reputation and business could be adversely impacted.

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

At the same time, an increasing number of stakeholders, regulators and lawmakers have expressed or pursued contrary views, legislation and investment expectations with respect to ESG ratings and goals, including the enactment or proposal of “anti-ESG” legislation, regulation or policies, which may expose us to additional legal, financial or reputational risks based upon our ESG goals and disclosures.

Changes in corporate income tax rates and removal of Special Economic Zones (“SEZs”) and other benefits in India could result in an increase in our effective tax rate.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of SEZs or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any 10 consecutive years out of 15 years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income-tax Act, 1961 (“Income-tax Act”) of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Any new SEZ which commences operation on or after April 1, 2021 will not be entitled to any special tax exemption.

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

The Finance Act (No.2) 2024 has abolished buy-back tax payable by companies. The onus of taxation on said income has been shifted to shareholders. The proposed changes went into effect on October 1, 2024. See “Taxation - Buyback of Securities” under Item 10 of this Annual Report on Form 20-F for further information.

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

Section 59A of the U.S. Internal Revenue Code imposes a tax equal to the “base erosion minimum amount” on certain “applicable taxpayers.” This may have an impact on payments made to non-US corporations if they do not meet the exemption criteria.

Taxation laws are susceptible to frequent changes. Increase in tax rates in any of the major countries that we operate in could materially affect our Effective Tax rates. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. The Organization for Economic Co-operation and Development (“OECD”), a global coalition of member countries, further developed a two-pillar plan to reform international taxation and implement a 15% global minimum tax on multinational corporate groups. The plan aims to prevent the proliferation of separate new digital taxes and to ensure a fairer distribution of profits among countries by creating a new global system to tax income based on the location of users, and to impose a floor on tax competition through the introduction of a global minimum tax. EU member states agreed to implement the OECD’s global corporate minimum tax rate of 15%. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD’s two-pillar framework. The United States has recently explicitly rejected the application of the two-pillar framework, and has threatened to impose retaliatory taxes or take other retaliatory measures if U.S. persons are subject to certain taxes under those regimes. These and other changes may materially increase the level of income tax on our international profits.

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

Our ability to invest outside India, including acquiring companies organized outside India, depends on the approval of the GoI and/or the RBI. Our failure to obtain approval from the GoI for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

The Ministry of Finance of the GoI (the “Ministry of Finance”) and/or the RBI must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The RBI permits acquisitions of companies organized outside India by an Indian party without approval, inter alia, in the following circumstances:

•
if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company as per its latest audited financial statement; or
•
if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of American Depositary Receipts (“ADRs”), Global Depositary Receipts, External Commercial Borrowings or Foreign Currency Convertible Bonds.

However, any financial commitment exceeding U.S.$ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian party is within 400% of the net worth as per its latest audited financial statements. Further, our investments in foreign operations may be subject to restrictions imposed by the RBI. We cannot assure you that any necessary approval from the RBI or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the GoI for acquisitions of/investments in companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

Pursuant to the provisions of the Companies Act, 2013, where the name of a person is entered in the register of members as a registered owner of shares but such person does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the person in whose name the shares stand registered in the books of company and certain other details. Investors who exchange ADSs for the underlying equity shares of the company may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary pursuant to the Deposit Agreement, as amended (the “Deposit Agreement”), by and among the Company, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders (as defined in the Deposit Agreement) and Beneficial Owners (as defined in the Deposit Agreement) from time to time party thereto. Any person who fails to comply with beneficial ownership disclosure requirements under the Companies Act, 2013 may be liable for a fine of up to ₹ 50,000 and where failure is a continuing one, with a further fine up to ₹ 1,000 for each day such failure continues, subject to a maximum of ₹ 200,000. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014 and the DR Framework, and may affect the trading value of our ADSs relative to our equity shares.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2025. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Material United States Federal Tax Consequences—Passive Foreign Investment Company”.

Generic Risks

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act, new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), the Indian Companies Act, 2013 (“Companies Act, 2013”) and the Foreign Exchange Management Act, 1999 are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain or maintain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the SEBI Listing Regulations, the Companies Act, 2013, and the rules under the NYSE are more onerous than those under the Sarbanes-Oxley Act. For example, our Board of Directors (the “Board”) is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the SEBI Listing Regulations, the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the Board that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

Furthermore, with respect to material related party transactions, the Company is required to obtain approval from its non-controlling shareholders if the controlling shareholders are related parties. Obtaining the approval of non-controlling shareholders is not guaranteed and may be time consuming, which could affect the Company’s ability to carry out the decisions of the Board in a timely manner.

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

Item 4. Information on the Company

Company Overview

Wipro Limited is a leading information technology (“IT”) services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients' boldest ambitions.

With over 230,000 dedicated employees (including support functions) across six continents, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world. Our transformation continues as we become an AI-first organization. With our Lab45 GenAI platform and the Wipro Enterprise GenAI (“WeGA”) acceleration studio, we help our clients unlock business value from AI, all within responsible AI guardrails.

History and Development of the Company

Wipro was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which was superseded by the Companies Act, 2013. Today, Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bengaluru, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, we raised capital in the initial U.S. public offering of ADSs that were listed on the NYSE. We are listed on the NSE and BSE in India and Wipro’s ADSs are listed on the NYSE. Wipro is a constituent of the Nifty 50 and the NYSE TMT Indices. Our registered office is in Bengaluru, India. The senior management operates from local offices in key regions of operations such as North America, Europe, the United Kingdom, Australia, Latin America, and Asia as well as from Bengaluru, India.

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

Over the last few years, we have transformed our portfolio of services to focus on areas such as digital, cloud, engineering services and cybersecurity by investing in new technologies organically as well as through acquisitions. Our range of services includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development (“R&D”), cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed-price, capacity based, pay-per-use, as-a-service, and outcome-based models. We offer all these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions.

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

Our IT Services segment consists of four Strategic Market Units (“SMUs”) and four Global Business Lines (“GBLs”). The four SMUs are Americas 1, Americas 2, Europe, and Asia Pacific, Middle East, and Africa (“APMEA”).

During the year ended March 31, 2025, our four GBLs were Wipro FullStride Cloud, Wipro Enterprise Futuring, Wipro Engineering Edge and Wipro Consulting. Our GBL model reflects the Company’s continued pivot toward strategic areas and its focus on leveraging the power of ‘One Wipro’ to deliver on our clients’ entire spectrum of business and technology transformation goals. This will accelerate speed-to-market, streamline decision making and allow us to channel investments more effectively and efficiently.

Effective April 1, 2025, we have re-aligned our GBLs into: Technology Services, Business Process Services, Consulting Services and Engineering. This re-alignment will allow us to serve our clients better and deliver tailored, high-impact transformation through consulting-led and AI-powered solutions.

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

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
A 100% equity interest in Applied Value Technologies, Inc., Applied Value Technologies B.V. and Applied Value Technologies Pte Limited (“AVT”). AVT helps enterprises transform IT operations through a highly customized and data-driven approach;
•
A 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited ("Aggne"), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek Technologies, which is a market-leading platform for property and casualty insurance;
•
Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management; and
•
Convergence Acceleration Solutions, LLC (“CAS Group”), a U.S.-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers.

Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions.

Divestitures

During the year ended March 31, 2023, we sold 100% of the membership interest in Wipro Opus Risk Solutions LLC, which is accounted for using the equity method. There were no divestitures during the years ended March 31, 2024 and 2025.

Capital Expenditure

We incurred total cash outflow of ₹ 14,834 million, ₹ 10,510 million and ₹ 14,737 million during the fiscal years ended March 31, 2023, 2024 and 2025, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2025, we had contractual commitments of ₹ 8,719 million related to capital expenditures on construction or expansion of software development facilities and investments in IT assets.

Industry Overview

IT Services

According to the Strategic Review 2025 published by NASSCOM (the “NASSCOM Report”), global IT services spending grew at 4.7% year-over-year in the calendar year 2024. Growth was driven primarily by enterprises prioritizing operational excellence initiatives given the tough macroeconomic environment. With stabilizing inflation, a cooling labor market, and interest rate cuts, technology spending is expected to improve. Enterprises are expected to focus on scaled adoption of AI with outcome-driven use cases and invest in technology refresh as a precursor to the same.

Global IT service providers are equipped to support enterprises across industries with a wide range of consulting services, business process services, technology services across AI and GenAI-based offerings, digital transformation, cloud, application development, maintenance and support, data and analytics, cybersecurity and engineering and R&D. We expect the IT services industry to play a pivotal role in helping enterprises across key areas such as AI and GenAI experimentation and scaled adoption, cost optimization, operational excellence, digital transformation, security advisory and managed services, vendor consolidation, customer experience, innovation in products and services, and talent strategies.

According to the NASSCOM Report, revenue for the Indian IT services sector is expected to witness growth of 4.3% year-over-year, reaching U.S.$ 137.1 billion in fiscal year 2025. The growth is led by AI advancements, cloud-native development and intensified cybersecurity needs. We expect AI to be a key priority for Indian IT services organizations as enterprises look towards AI-powered solutions to address their key priorities and challenges. Infusion of AI in software development, contact centers, customer experience use-cases, knowledge management, and industry-specific use cases will see an uptick. We also expect the setup, expansion, and transformation of the Global Capability Centers in India to be a significant opportunity for the Indian IT services sector.

The NASSCOM Report estimates Engineering and R&D (“ER&D”) services to grow by 7% year-over-year in fiscal year 2025. This growth is driven by the focus on innovation, emphasis on regional manufacturing and the concentration on digital engineering with increased adoption of AI and Gen AI. In calendar year 2024, ER&D services sector witnessed an approximately 47% of volume share in large deals, led by the telecom, automotive, hi-tech and BFSI sectors. Automobile Engineering (AE) and Digital Engineering (DE) appeared as key themes showing a rise of approximately three times and two times year over year.

According to the NASSCOM Report, in calendar year 2025, global IT services spending will be driven by vendor consolidation and cost takeout initiatives. Data and cloud spending will continue to remain strong, while core AI spending is expected to increase with more defined use cases. The top five digital priorities are anticipated to be AI and Machine learning (“ML”) (including GenAI), cybersecurity, cloud and edge, big data and analytics, and robotics and automation, accounting for 60-80% of the total digital spend. We expect that increased interest in taking AI and GenAI solutions to production from proofs of concept will accelerate enterprise investments in AI use-cases, digital and cloud transformation, and data modernization as a foundation to realize the benefits of AI, resulting in significant opportunities for the IT services industry.

However, the recent tariff announcements have resulted in heightened uncertainty and have impacted the demand environment in certain sectors. Considering this, we expect our clients to take a more measured approach on their IT spending and continue to focus on cost optimization, which may result in more cost takeout and vendor consolidation deals. However, the underlying demand for technology re-invention remains strong, and we believe the current situation will gradually stabilize as more clarity emerges.

IT Products

According to the NASSCOM Report, the overall revenue for the hardware industry is expected to be U.S.$ 19.3 billion in fiscal year 2025 with the domestic market estimated to grow by 5.9% reaching U.S.$ 18.8 billion, driven by demand from the commercial and consumer segments. The growth in the commercial segment is driven by enterprise demand for IT devices refreshment.

Business Overview

Celebrating over 75 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm employing over 230,000 experts across six continents helping customers, colleagues, and communities thrive in an ever-changing world.

We are recognized globally for our strong commitment to improve the communities we live and work in. The economic interest of two-thirds of Wipro shares is earmarked for philanthropy through the Azim Premji Foundation working towards developing a just, equitable, humane, and sustainable society. We are globally appreciated for our unwavering commitment to sustainability. As a founding member of 'Transform to Net Zero', Wipro aims to achieve the goal of zero-carbon emissions worldwide by 2040.

Our vision is to be a trusted partner for our clients, guiding them through their transformation journey with a consulting-led and AI-powered approach, and empowering them to become leaders in their industries.

As part of our solutions, we bring together our deep industry knowledge, technology expertise, best of breed partners and start-ups, and hyper-scaler capabilities to solve the most complex problems for our clients.

At Wipro, we believe AI is a transformative force that will augment human capabilities and pave the way towards new AI-first business models, improve business productivity and enhance operational efficiency. Our ai360 strategy is focused on three dimensions: operate better by leveraging AI in all the internal functions, deliver better with AI-infused managed services for our clients, and change the game by reimagining business with AI-powered industry and cross-industry solutions.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including digital strategy advisory, customer-centric design, custom application design, development, re-engineering, maintenance, systems integration, package implementation, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design.

Our IT Products segment provides a range of third-party IT products including computing platforms and storage, networking solutions, enterprise information security, and software products such as databases and operating systems. These products allow us to offer comprehensive IT system integration services as a complement to our IT services offerings. Our focus continues to be on consulting and digital engagements while taking a more selective approach to bidding for system integration engagements.

Our Business Strategy

Our strategy is defined in the context of our five strategic priorities:

1.
Building Large Accounts in profitable markets, prioritized sectors

We drive growth in our core markets across the Americas, Europe and APMEA. In each market, we have prioritized specific sectors such as “Banking and Financial Services (BFSI)”, “Consumer”, “Health”, “Energy, Manufacturing and Resources”, and “Technology and Communications” to drive market leadership with our consulting-led approach. Our choice of sectors and industries in a market is driven by both market attractiveness and our competitive positioning and strengths.

We remain committed to investing and scaling our large accounts by driving greater value, increasing wallet share and expanding into new lines of business. In addition, we are focusing on untapped clients presenting new business opportunities within our prioritized sectors to drive account growth while strengthening relationships, increasing profitability, and fostering long-term growth.

2.
Sourcing, Shaping and Winning Large Deals

We are focused on accelerating our growth by securing large deals by leveraging our strong relationships with advisors, partners, and other ecosystem stakeholders. We continue to drive rigor and focus by investing in dedicated pursuit teams in our units, enabling them with differentiated solutions, propositions, and commercial constructs.

We are driving strategic programs with our partners to create large transformational opportunities and accelerate demand in prioritized sectors. We continue to co-invest, co-innovate, and co-create with our partners to deliver leading-edge solutions and business value across technologies like AI and GenAI, ML, industry and context-specific digital solutions, industry cloud, cloud-led transformation and cloud-native architectures. Our AI and cloud transformative innovation is being done collaboratively at our global innovation studios and centers. Our top strategic partners include hyperscalers, industry-leading platforms, and AI companies like Amazon Web Services, Microsoft, Google, IBM, SAP, and ServiceNow.

We are also bringing cutting edge capabilities from the ecosystem to our clients through our Wipro Ventures investments in early to mid-stage start-ups. We continue to invest in GenAI/AI startups building leading-edge infrastructure and applications across various domains like cybersecurity, business process automation, and software engineering solutions.

As of March 31, 2025, Wipro Ventures manages 25 active investments. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in 10 enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, GTM Fund, Nexus Venture Partners, Pi Ventures, Sorenson Ventures, SYN Ventures, TLV Partners, and Work-Bench Ventures.

3.
Differentiating with Industry and Cross-industry solutions

We take a consulting-led, AI-powered approach to deliver holistic solutions for our clients across industry specific and cross industry areas. We differentiate ourselves by taking an integrated offering-led approach, bringing together the best of Wipro addressing clients’ strategic priorities and challenges while reimagining processes and experiences for end clients.

Each solution is targeted towards solving a specific client business challenge. For example, our ‘AI-based Wealth and Asset Management’ industry solution harnesses AI-driven analytics to deliver customized wealth management guidance, optimize client satisfaction, and maximize financial returns for global wealth management organizations. Our ‘Telecom Managed Network Services’ industry solution leverages our Wipro TelcoAI360 platform and brings a consulting-led approach for end-to-end (“E2E”) transformation and managed services to accelerate time-to-market, enhance operational efficiency, and deliver superior enterprise experiences.

With our consulting-led approach, we combine industry domain knowledge with digital-first transformation principles to address strategic priorities of our clients. Wipro’s consulting arm integrates the expertise from in-house domain experts and strategic acquisitions, enhanced by our local delivery capabilities.

4.
Building talent at scale

We are committed to nurturing a diverse and global talent pool specializing in industry domain, consulting, design, market development, and technology. Our senior leadership team across markets, global business lines, and functions reflects diversity with a balanced mix of lateral hires and internally promoted high-performing leaders.

We are cultivating exceptional leadership through our Wipro Leadership Institute (WLI), helping leaders reinvent themselves, transform their teams and organizations by building knowledge, skills, and behavior to achieve bold ambitions. Through accelerated learning journeys and tailored programs like PRISM and GAP, we nurture a unified Wipro mindset centered on client success.

We continue to invest in building capabilities aligned to business solutions in areas such as consulting, strategy, architecture, and domain and leading technologies such as AI, GenAI, data sciences, cybersecurity, and engineering. To grow our talent, we are upskilling and reskilling them in client relevant areas through practices and account academies and digital learning platforms. We are also working with our partner ecosystem to enable skilling through certifications and hands-on learning on their platforms.

We are actively building an AI-ready workforce covering over 230,000 employees by fostering an AI-first mindset and equipping them with essential AI skillsets and toolsets. We have enabled over 50 AI learning pathways tailored to varied proficiency levels for our business and technical associates. We aspire to excel in AI technologies and drive AI-innovation, service delivery transformation and efficiency. Across our delivery teams, we have over 20,000 associates leveraging AI developer tools, boosting our overall productivity.

In addition, we have dedicated mentoring programs for succession planning, and we continue to practice function rotation for better business understanding. We have enabled an AI-driven career planning, learning and mentoring platform, iAspire, that offers recommendations on learning journeys based on the employee’s skillset, experience, and career aspirations.

We continue to drive a culture of performance, ambition and business growth supported by the Spirit of Wipro, the Five Habits, and the Wipro Leadership Mindset. Our Five Habits are our values in action, making our work environment more inclusive and cohesive, helping build trust and camaraderie, and driving a growth mindset. Our unflinching commitment to integrity and strong culture of ethics enable us to fulfil our commitment and build trust with our clients and investors.

5.
Five pillars of Client Centricity

We are deeply committed to solving business problems for our clients. The client-first mindset is core to our strategy that is driven by five key pillars:

•
Delivery innovation through infusion of AI, GenAI and the continuous evolution of our delivery methodology;
•
Driving delivery excellence through early detection and mitigation of risks, strong governance to achieve client satisfaction;
•
Delivery-led growth with delivery teams engaged in opportunities to cross-sell and up-sell within existing client engagements;
•
Demand fulfilment by forecasting requirement for high growth areas, ensuring talent availability through tailored account and practice academies, resulting in efficient utilization and volume growth; and
•
Delivery operations promoting an employee-led rotation culture, accelerating intake and deployment.

Our growth will be supported by our focus on AI and M&A

Through “AI-powered Wipro” we aim to build AI-first leadership mindsets, enhancing employee AI skillsets, and empowering teams with advanced AI technologies and tools while being custodians of responsible AI usage.

Through M&A, we capture high-potential market opportunities aligned with our priority areas. Our strategic acquisitions in the U.S., Europe, and India have strengthened our presence, enhanced our capabilities, and improved our market positioning.

Operating Segment Overview

Our business comprises of the IT Services and IT Products segments. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2023	2024	2025
	(₹ in millions)
IT Services	903,301	893,816	888,224
IT Products	6,047	4,127	2,692
	909,348	897,943	890,916

For the fiscal year ended March 31, 2025, the IT Services segment generated 99.7% of our revenue and 100.2% of our operating income. For the same period, the IT Products segment generated 0.3% of revenue and (0.1%) of operating income, and Reconciling Items constituted (0.1%) of our operating income.

Our revenues for the last three fiscal years by country are as follows:

	Year ended March 31,
	2023	2024	2025
	(₹ in millions)
India	25,115	23,484	20,699
United States of America	506,690	512,740	529,943
United Kingdom	113,023	108,613	95,241
Rest of the world	264,520	253,106	245,033
	909,348	897,943	890,916

Additionally, we provide our IT Services segment revenue and results by SMUs. Please refer to Note 33 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Offerings

During the year ended March 31, 2025, our IT Services offerings were organized through four GBLs – Wipro FullStride Cloud, Wipro Enterprise Futuring, Wipro Engineering Edge, and Wipro Consulting.

Wipro FullStride Cloud

The Wipro FullStride Cloud GBL brings Wipro’s entire suite of cloud capabilities under a fully integrated, full stack offering accelerating business transformation, boosting productivity, simplifying processes, and increasing efficiency by harnessing the power of AI. Cloud-native applications, cloud architecture, app modernization, cloud strategy and migration, as well as hybrid cloud, data center, digital workplace and infrastructure security constitute a comprehensive set of services to transform business operations and drive growth. We build powerful and differentiated solutions for our clients looking to accelerate their digital transformation journey with cloud. The Wipro FullStride Cloud GBL includes:

•
Wipro Digital and Cloud (“WDC”): WDC partners with organizations to integrate strategy, design, and technology, providing digital transformation services. WDC offers a range of services, including enterprise transformation, application modernization, quality engineering, testing, and cloud-native platform services using AI and industry expertise to assist clients throughout their cloud journey.
•
Cloud and Infrastructure Services (“CIS”): CIS partners with organizations to modernize their IT landscape, leveraging cloud and AI to unlock transformative opportunities. We enhance business agility and operational efficiency, driving innovation through our expertise in Cloud, AI, Data Centers, Hybrid Cloud, Edge, DevOps, End-User Computing, Networking, and IoT. Our comprehensive AI-infused services spanning advisory and consulting, implementation, transformation, and managed services elevate user experiences and accelerate business.

Wipro Enterprise Futuring

The Wipro Enterprise Futuring GBL offers clients forward-looking, AI-powered solutions for large-scale enterprise transformation by bringing together intelligence insights, enterprise data and applications platforms, digital operations, cybersecurity, and design and experience services. The Wipro Enterprise Futuring GBL includes:

•
Cybersecurity and Risk Services (“CRS”): CRS is a next-generation cybersecurity offering that seamlessly integrates the business needs of today with the future needs of tomorrow. Our Cybersecurists help customers achieve a resilient cyber future through advisory-led security and risk management solutions balancing adoption of AI while addressing risk, security, and governance. For us, cyber defense is not just proposals and promises or simply keystrokes and code. It is pure, cutting-edge security in action delivered with genuine expertise.
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
•
Enterprise Applications (“EA”): Our EA team guides enterprises on their journey towards application modernization and experience transformation by providing innovative AI, cloud solutions, and architecture strategies, and executing these strategies through the expertise of our enterprise partners, such as SAP, Oracle, Salesforce, ServiceNow, and MS Dynamics.
•
Data, Analytics, and Artificial Intelligence (“DAAI”): DAAI helps clients in their business transformation and generates higher value by infusing data and AI across the value chain. We work with clients to get their data and process ready for the future by formulating the data to decisions strategy and using business analytics and data economics. These benefits are accelerated by industry and persona-centric ready-to-deploy solutions that are powered by responsible AI.
•
Designit: Designit provides end-to-end experience transformation solutions that better connect brands, organizations, and businesses to their end users through a global team of designers, strategists, marketers, and creatives. We partner with clients across four key lenses of experience - product, customer, employee, and marketing, to design unified, human-centered solutions that drive lasting impact.

Wipro Engineering Edge

The Wipro Engineering Edge GBL empowers clients to innovate at scale, build a competitive edge in the market, and deliver value at every stage of the product or platform lifecycle. Our capabilities include some of the most foundational technologies that are reshaping the world today, such as AI, 5G, silicon engineering, and cloud engineering.

Our comprehensive engineering and R&D ecosystem spans a wide portfolio, including an international strategic product-design house, a leader in semiconductor and systems design, and a world-class lab facility. Our sector-specific software product designers, process experts, and engineers work across different product life-cycle stages for our clients. The Wipro Engineering Edge GBL includes:

•
5G Edge Connectivity: enables innovations in wireless, 5G, enterprise networks, and AI-powered edge computing, providing cutting-edge solutions for 5G infrastructure development, open-radio access network integration, network disaggregation and management, Edge and Telco Cloud, network automation, software integration, device and network certification, and quality assurance for network equipment providers, communications service providers and Hi-tech and enterprise customers.
•
Industry 4.0/IoT: enables the industrialization of a connected product or a connected enterprise with an integrated digital value chain driving autonomy in product or operational performance. Industry 4.0 focuses on adopting a Smart, Digital, and Intelligent (“SDI”) approach for transforming the entire value chain from “source to design to build to consume,” digitized and synchronous.
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
•
Data Platforms and AI: creates differentiated solutions and engineering capabilities to build data platforms in the cloud or on-premise using cutting-edge technologies like AI, ML, and high-performance computing. The capabilities range from building internet-scale systems, cognitive systems, and enterprise brains to scalable AI infrastructure and high-performance computing, among others.

•
Connected Products (VLSI and System Design): builds smarter, smaller, and faster digitally-connected products and chips, with a focus on developing application-specific integrated circuits and system on chip, addressing automotive, industrial and augmented reality and virtual reality solutions. As one of the world’s leading Very-Large-Scale-Integration (“VLSI”) design service providers, we have extensive expertise in connectivity devices, AI, ML, die-to-die interconnect, and chiplet designs. In addition, our increased fabrication partnerships enable us to deliver turnkey designs.
•
Automotive Engineering: enables automotive leaders to make the leap to the next generation of vehicular technology and growth using our AI-powered Cloud Car platform and partner ecosystem. This service line enables our customers to engineer and adopt transformational technologies around electrification, software-defined vehicles, connected vehicles, advanced driver assistance systems, infotainment, and autonomous functions.

Wipro Consulting

Wipro Consulting helps business leaders respond to their customers’ needs by driving digital-first transformation, from operations to technologies to people, evaluating customers’ problems, and crafting innovative solutions that involve the use of technologies like the cloud, AI, 5G, and robotic automation. It brings together Capco, Wipro’s Domain and Consulting business and Aggne, driving enhanced experience sharing.

•
Capco: Capco is a technology and management consultancy specializing in driving digital transformation initiatives by combining innovative thinking with unrivaled industry knowledge to deliver end-to-end data-driven solutions and fast-track digital initiatives for banking and payments, capital markets, wealth and asset management, insurance, and the energy sector. It offers a range of consulting services including strategy, risk, regulatory and compliance, and change management.
•
Wipro Domain and Consulting: Domain and Consulting brings our deep industry focus and product/platform expertise to provide end-to-end business transformation acceleration – from insights to results – and helps shape the next generation operating models. We are a preferred transformation partner of global Fortune 500 companies across industries.
•
Aggne: Aggne is a leading consulting and managed services company serving the insurance and Insurtech industries. Its unique capabilities significantly strengthen our value proposition in a fast-growing part of the insurance sector.

Effective April 1, 2025, we have re-aligned our GBLs into Technology Services, Business Process Services, Consulting Services, and Engineering.

•
Technology Services: Technology Services will deliver cloud-enabled and industry-specific technology solutions. It will focus on Digital and Industry Cloud, Cybersecurity and Risk Services, Cloud and Infrastructure Services, Data, Analytics, and AI, Enterprise Applications and Designit.
•
Business Process Services: Business Process Services will focus on digital operations and business process transformation.
•
Consulting Services: Consulting Services will provide strategic advisory and transformation services.
•
Engineering: Engineering will provide cutting-edge engineering and R&D services.

This re-alignment allows us to serve our clients better and deliver tailored, high-impact transformation through consulting-led and AI-powered solutions.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

	Number of clients in
	Year ended March 31,
Per client revenue (U.S.$)	2023	2024	2025
1-3 million	330	332	318
3-5 million	121	108	109
5-50 million	262	256	245
50-100 million	34	23	27
> 100 million	19	22	17
Total > 1 million	766	741	716

The largest client of our IT Services business accounted for 3.2%, 3.0%, and 4.3% of revenues from the IT Services business as a whole for the years ended March 31, 2023, 2024, and 2025, respectively. The five largest clients of our IT Services business accounted for 12.9%, 13.0%, and 14.0% of our total IT Services revenues for the years ended March 31, 2023, 2024, and 2025, respectively.

IT Services Sales and Marketing:

Wipro sells technology services in 65 countries through locally staffed sales teams aligned with specific industries and geographies. Our sales teams including Global Account Executives (“GAEs”), serve as trusted partners to our clients in their transformation journeys. We combine global expertise with local know-how and a business-led, client-centric approach to support our clients’ businesses, leveraging latest technologies and innovations.

Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities. Our success as trusted partners to our clients is dependent on:

1.
Unrelenting focus on our clients’ ambitions: Our sales teams seek to understand our clients’ most consequential challenges and help them overcome them in ways that go beyond what they imagined for themselves. This includes orchestrating across Wipro and our ecosystem of partners to create futuristic solutions with clear business outcomes.
2.
Infusing AI into every part of our organization and processes and solutioning for clients: We have infused AI into every solution, tool, and process across the Company. Our ai360 strategy is at the very core of how we aim to transform our own—as well as our clients’—business and change the game through AI-powered, industry and cross-industry solutions.
3.
Delivering added value through an ecosystem of partnerships: We have strategic partnerships with some of the world's most respected technology companies, such as AWS, Google, Microsoft, Salesforce, and SAP, which allow us to stay ahead of market changes, train and develop our people on the latest emerging technologies leveraged by these partners, and bring to market unique solutions that support our clients’ biggest ambitions.
4.
Investing in the future of tech innovation: Through our venture arm, Wipro Ventures, we identify and invest in high-potential early-stage start-ups that are at the forefront of technological innovation and allow us to deliver differentiated value to clients. The Wipro Ventures team connects us to a global ecosystem of startups working on disruptive technologies, enabling Wipro’s clients to access the latest innovations.

Our marketing team complements our sales teams across the sales funnel by increasing market awareness, creating interest in our solutions and offerings, improving consideration by clients, analysts, and partners, and improving win rates in large and midsize deals.

All the activities carried out through marketing are aimed at expanding and serving our market, including growing our customer base, solidifying our relationships, and enhancing our brand and reputation.

IT Services Competition

The market for IT services is competitive and rapidly changing. Our competitors in this market include global consulting firms, IT services companies, and local, and niche services providers.

The following factors differentiate us from our competition:

•
Our ability to “orchestrate value” for our clients through our portfolio of holistic solutions that bring together our deep industry knowledge, technology expertise, hyper-scaler capabilities, and best of breed ecosystem partners and start-ups, to solve the most complex problems for our clients.
•
Our suite of end-to-end consulting-led, AI-powered industry-specific solutions bring the best of Wipro and the broader technology ecosystem together to address key priorities for our clients and differentiate us in the market. For example:
•
Our AI-based Wealth and Asset Management solution provides personalized advice, portfolio optimization, risk assessment, transparency, and tax-saving opportunities, helping financial advisors offer better and faster advise to clients and improves their productivity.
•
Our Telecom Managed Network Services industry solution powered by Wipro TelcoAI360 platform, helps telecommunication companies in E2E transformation and managed services by accelerating their time-to-market, enhancing operational efficiency, and delivering superior enterprise experiences.

•
Our Cloud Car solution accelerates automakers’ software-defined vehicle journey by modernizing their core vehicle platform to a data-driven, AI-powered cloud-native architecture, enabling our automotive clients with faster time to market, lower R&D costs, and additional revenue streams.
•
Our consulting capabilities, aligned to our five strategic sectors, bring industry and technology expertise to help clients address their strategic business priorities. We are recognized as a leading partner for financial services institutions through Capco for high-end consulting and technology transformations, and as a strategic partner for SAP across industries through Rizing.

•
We are “AI-Powered Wipro” and we have a comprehensive ai360 strategy to drive exponential productivity and transformation for our customers across industries and our internal transformation through focusing on three dimensions:

•
Operate better: We deploy AI internally as client zero to test its benefits first-hand and demonstrate our commitment to leveraging AI as a transformative force multiplier. For example, our GenAI based enterprise chat platform, WiNow, helps employees with medical claims processing and quick access to HR policies and leave management, among others.

•
Deliver better: Our approach of integrating AI in delivering application, infrastructure, and business process managed services sets us apart. By embedding agentic AI at every stage, we enhance proactiveness, boost productivity, reduce cycle time and deliver managed services with a transformational AI paradigm. For example, our AI bot, Talosafe, helps pharma clients identify and report negative events, improving overall process efficiency. Our GenAI powered tool, Wipro Smart Casual Analysis, improves efficiency in ticket hotspot identification.

•
Change the game: We help clients reimagine their businesses with an AI-first approach, leveraging our industry and cross-industry solutions, intellectual property, and solutions, solving complex business challenges and generating new revenue streams. For example, we have created a virtual avatar using GenAI which enhances passenger experience for the travel and transportation industry, as well as Wipro InspectAI, a computer vision based tool which enables predictive asset maintenance of physical structures like water pipelines, for utilities industry.

•
Deliver responsibly: Our AI strategy is backed by responsible and secure AI usage through our Responsible AI framework, focusing on individual, social, technical, and environmental dimensions. Our Responsible AI Centre of Excellence provides guidelines, tutorials, and a dedicated taskforce to embed regulatory requirements and responsible AI principles into AI development and deployment.
•
Our strategic focus on innovation drives profitability and scalability:
•
Our team of multidisciplinary innovators at Wipro Lab45 foster impactful, client centric co-innovation. The team focuses on R&D in frontier technologies such as agentic AI, blockchain, robotics, quantum computing, and cyber resilience, encourages and funds bold ideation across Wipro, and nurtures deep tech communities.
•
We have invested in developing Wipro Innovation Network, a fabric of state-of-the-art innovation centers and pop-ups across our key markets such as the U.S., the U.K., Australia, UAE, and India. At these centers, we curate immersive experiences, showcase industry futures, AI-first innovation, and frontier tech proofs of concept, and identify co-innovation opportunities.
•
Our AI-first strategic platforms accelerate AI-led transformation for our clients. For example, our Wipro Lab45 AI platform offers GenAI use-cases and agentic solutions for IT and business. Our WeGA studio offers pre-built AI models, data engineering, cloud AI services, and rapid AI bots and applications that accelerates enterprise AI adoption.
•
Our emphasis on strategic M&A to fast-track capability building in emerging areas and accelerate access to identified markets is our key strength. For example, our recent acquisition of Aggne strengthens our competitive advantage in the property and casualty insurance space.
•
We bring cutting edge capabilities to our clients through our Wipro Venture investments in early to mid-stage start-ups in areas such as data, AI and GenAI, automation, IoT, and cybersecurity. For example, we invested in Ema – a software development company building and deploying agentic AI solutions.
•
Our bold and high-performance culture fueled by the Spirit of Wipro, the Five Habits, and the Wipro Leadership Mindset, helps us nurture diverse ideas and teams, as well as attract and retain the best talent across key markets. Our focus on nurturing exceptional leadership through the Wipro Leadership Institute enables continuous learning for leaders to transform mindsets, build purpose-driven teams, and cultivate ownership.
•
We are a purpose-led business that is recognized globally for high ethical standards, strong corporate governance, and an unwavering commitment to sustainability.

IT Services SMUs structure

Our IT Services segment consists of four SMUs - Americas 1, Americas 2, Europe and APMEA. Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

•
Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States: communications, media and information services, software and gaming, new age technology, consumer goods, healthcare, medical devices and life sciences, and technology products and services.
•
Americas 2 includes the entire business in Canada and the following industry sectors in the United States: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech.
•
Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe, and Southern Europe.
•
APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

The SMUs in Europe and APMEA will be responsible for all industry sectors in these regions. SMUs are our primary go-to-market teams and seek to scale local strategic clients and drive large deal wins.

Revenue from each customer is attributed to the respective SMU, based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers is attributed to a single SMU based on the geographical location of key decision makers.

IT Products

We provide IT products primarily as a complement to our IT services offerings rather than sell standalone IT products.

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2025, we had one customer that accounted for 20.7% of our overall IT Products segment revenue.

IT Products Sales and Marketing

We are value-added resellers of third-party enterprise products through our direct sales force. Our GAEs and client executives receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

Our competitors in the IT products market include global system integrators as well as local and niche services providers operating in specific geographies like India. One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mind share and market share in a crowded marketplace requires differentiated strategies on pricing, branding, delivery and products design. In the system integration market, we believe we are favorably positioned based on our brand, quality leadership, expertise in target markets, and ability to create customer loyalty by delivering value to our customers. The following factors differentiate us from our competition:

1.
Our decades of experience serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporations.
2.
Our deep understanding of the market especially in India.
3.
Our trusted ability to provide impartial advice on selection of products.
4.
The Wipro brand that is recognized for serving the Indian market for over seventy-five years.
5.
Our commitment to environmental sustainability as well as deep engagement with communities.

Intellectual Property

We believe that IP is increasingly a strong driver of business competitiveness and profits, especially in a knowledge intensive industry. Our IP portfolio is key to our strategy to drive non-linearity, and we believe that our IP will differentiate our products and services, introduce new benefits, reduce costs, and improve products and services quality. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures, and contractual provisions to protect our IP.

We have invested in developing IP across business solutions, products, platforms, and service accelerators. This IP development enables us to provide standardized solutions to our customers and obtain a significant time-to-market advantage over the general preference for customized solutions that entail higher costs and longer timelines. Using our IP, we are able to offer innovative commercial models in delivering services.

As of March 31, 2025, we had 1,881 registered patents in various countries. We filed 49 patents during the year ended March 31, 2025, and currently have approximately 172 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2025, we held 327 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia, and over 70 other countries. Over 33 trademark applications are pending for registration in various jurisdictions across the world.

We require employees, independent contractors, and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These confidentiality agreements generally provide that any confidential or proprietary information being developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the IP in the software we develop for them.

While we invest resources in developing, maintaining, and protecting our IP, we deeply respect the IP held by our customers, vendors and other business partners.

Effect of Government Regulation on our Business

Regulation of our business by governments across the world affects our business in several ways. Our registered office is in India and we are subject to the regulations notified by the GoI. We benefit from certain tax incentives promulgated by the GoI, including the export of IT services from SEZs. As a result of these incentives, our operations have been subject to relatively lower Indian tax liabilities. However, any new SEZ which commences operation on or after April 1, 2021 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in the future.

Indian laws also place additional requirements on our business, including obtaining approval under various legislations from the RBI, SEBI, MCA, and/or the Ministry of Finance of the GoI to acquire companies incorporated outside India, if prescribed conditions are not satisfied, and subject to some exceptions, obtaining approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian Stock Exchanges and/or the SEBI to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

We are also subject to several legislative provisions relating to environmental protection, pollution control, essential commodities, and operation of our facilities.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Refer to Note 31 of the Notes to Consolidated Financial Statements for information on the organizational structure of the Company.

Property, Plant, and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. This office is approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 19.43 million square feet of land for future expansion plans. We have 25.67 million square feet of owned software development facilities in India and over 2.11 million square feet of leased software development premises in India.

We have approximately 2.50 million square feet of leased offices, software development facilities, and data center facilities in countries outside India, which includes approximately 0.90 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development facilities, and data center facilities in countries outside India.

We incurred total cash outflow of ₹ 14,834 million, ₹ 10,510 million, and ₹ 14,737 million on capital expenditure during the fiscal years ended March 31, 2023, 2024, and 2025, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 49 sales and marketing offices, data centers, and development and training centers in the Americas. In addition, we have 125 similar facilities located in the following regions: Europe, the Middle East, Africa and Asia-Pacific (other than India).

Our software development facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators, and other plants and machinery. We believe that our facilities are optimally utilized and that appropriate expansion plans are being developed and undertaken to meet our future growth and our strategy on agile anywhere and newer ways of working.

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
combining behavioral, technological, and collaborative approaches that help reduce the carbon footprint of air travel, commuting, and purchased goods and services.

Over the last few decades, we have steadily reduced our energy, water and waste footprint, while enhancing our bio-diversity impact and we remain steadfast in our commitment to a more sustainable, just and equitable society.

Refer to Item 5 of this Annual Report on Form 20-F for further discussion of our ESG initiatives.

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2025, we had contractual commitments of ₹ 8,719 million primarily related to capital expenditures on the construction or expansion of software development facilities.

Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, we are not party to any pending legal proceedings whose resolution could have a material impact on our financial position. We also receive tax assessment orders in the ordinary course of business from various tax authorities. Please see the description of our tax proceedings before various tax authorities in the section titled “Income Taxes” under Item 5 of this Annual Report on Form 20-F.

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

Overview

Wipro Limited is a leading IT services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients' boldest ambitions.

With over 230,000 dedicated employees (including support functions) across six continents, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world. Our transformation continues as we become an AI-first organization. With our Lab45 GenAI platform and the WeGA acceleration studio, we help our clients unlock business value from AI, all within responsible AI guardrails.

Trend Information

The business environment showcased resilience amidst the economic uncertainties in the fiscal year ended March 31, 2025. Despite a decline in global inflation, services inflation remained persistent, putting pressure on monetary policy normalization. Growth in advanced economies remained modest while developing economies experienced slightly higher growth rates, driven by declining inflation and increasing capital flows. Supply chains continued to face disruptions from geopolitical tensions. Enterprises adopted a cautiously optimistic outlook by investing in technologies to stay resilient and mitigate risks.

The recent tariff announcements have resulted in heightened uncertainty and have impacted the demand environment in certain sectors. Considering this, we expect our clients to take a more measured approach on their IT spending and continue to focus on cost optimization, which may result in more cost takeout and vendor consolidation deals. However, the underlying demand for technology re-invention remains strong, and we believe the current situation will gradually stabilize as more clarity emerges.

Enterprises globally will continue to focus on cost takeout opportunities and productivity improvements to achieve operational excellence, while addressing regulatory obligations and improving consumer experience. Sectors like banking, financial services, insurance and consumer are expected to invest in process innovation addressing rising consumer expectations, whereas energy, manufacturing and automotive industries are likely to focus on cost takeout opportunities with efficient supply chain initiatives. These factors are expected to result in increasing investments in AI-powered automation, human-centered AI, and cybersecurity. Enterprises prioritizing improving consumer experiences and supply chain resiliency will increase their adoption of GenAI, data and cloud transformation and migration. This will further necessitate building a workforce for the future by regularly upskilling in new age technologies.

IT Services

Global IT service providers are equipped to support enterprises across various industries with a wide range of offerings for digital transformation cutting across consulting, application development, maintenance and support, R&D, technology infrastructure, and business process services.

According to the NASSCOM Report, in calendar year 2025, global IT services spending will be driven by vendor consolidation and cost takeout initiatives. Data and cloud spending will continue to remain strong, while core AI spending is expected to increase with more defined use cases. The top five digital priorities are anticipated to be AI and ML (including GenAI), cybersecurity, cloud and edge, big data and analytics, and robotics and automation, accounting for 60-80% of the total digital spend. We expect that increased interest in taking AI and Gen AI solutions to production from proofs of concept will accelerate enterprise investments in AI use-cases, digital and cloud transformation, and data modernization as a foundation to realize the benefits of AI, resulting in significant opportunities for the IT services industry.

We have defined five strategic priorities to accelerate growth in the IT Services segment: (1) building large accounts in profitable markets, prioritized sectors; (2) sourcing, shaping and winning large deals; (3) differentiating with industry and cross-industry solutions; (4) building talent at scale; and (5) the five pillars of client centricity. Our growth will be supported by our focus on AI and M&A.

In fiscal year 2025, our IT Services segment revenue decreased by 0.63%, while our revenue from top five and top ten IT Services customers increased by 4.8% and 5.9% year-over-year, respectively.

Our large deal (i.e., deals greater than or equal to U.S.$ 30 million in total contract value) order booking in total contract value terms in fiscal year 2025 was U.S.$ 5.4 billion as compared to U.S.$ 4.6 billion in fiscal year 2024, an increase of 17.4% year-over-year. Our order booking in total contract value terms in fiscal year 2025 was U.S.$ 14.3 billion as compared to U.S.$ 14.9 billion in fiscal year 2024, a decrease of 4.0% year-over-year.

Operating profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2025 was 17.07%. We are focusing on the following levers to improve our operating profit:

•
Continuously reviewing our pyramid structure and optimizing span of control of the management team;
•
Using next-generation technology including GenAI to drive automation, superior customer experience and maximizing returns;
•
Reskilling and redeploying existing resources and optimizing utilization of our existing talent pool over a variable workforce (i.e., sub-contractors);
•
Optimizing costs relating to travel, facilities and other discretionary spending like marketing events;
•
Improving price realization to combat inflationary environment;
•
Differentiating our offerings by providing premium services using our consulting-led, AI-powered approach;
•
Aligning our resources to expected demand and pivoting ourselves to meet new opportunities;
•
Moving towards higher valued transformation projects and reduced low margin projects;
•
Driving revenue and cost synergies of acquired businesses;
•
Investing in non-linearity through our IP portfolio that de-links the linear relationship between revenue and efforts expended; and
•
Optimizing our support headcount and other administrative overheads.

However, we anticipate challenges in improving our operating profits, largely due to the following reasons:

•
Limited ability of the market to accept increases in prices for our offerings to fully offset incremental costs;
•
Investments in acquisitions with onsite capabilities that can potentially contribute to lower margins;
•
Annual increases in salaries, progressions and bonuses;
•
Investments in consulting talents, domain architects, deep subject-matter experts including AI and diversified local leadership;
•
Lower utilization of our resources arising from a slowdown in the economic environment, resulting in weak demand for our services from customers or a reduction in discretionary spending;
•
Loss of revenue due to vendor consolidation or insourcing at the customer end; and
•
The impact of exchange rate fluctuations on our Indian Rupee realizations.

IT Products

According to the NASSCOM Report, the overall revenue for the hardware industry is expected to be U.S.$ 19.3 billion in fiscal year 2025 with the domestic market estimated to grow by 5.9% reaching U.S.$ 18.8 billion, driven by demand from the commercial and consumer segments. The growth in the commercial segment is driven by enterprise demand for IT devices refreshment.

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

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distributions of return. The Company’s policy of capital allocation includes a minimum payout of 45%-50% of net income for a period of the trailing three years. Effective beginning fiscal year 2026, the capital allocation policy has been revised and with this change, the Company expects to return 70% or more of the net income cumulatively over a three-year period through a combination of dividends, special dividends and/or share buyback, subject to applicable laws and requisite approvals, if any.

Issue of Bonus Equity Shares: During the fiscal year ended March 31, 2025, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of December 3, 2024, the record date fixed for this purpose. This issue of stock dividend was approved by the shareholders of the Company vide a resolution dated November 21, 2024. The Company allotted 5,233,369,207 equity shares for the bonus issuance.

Cash Dividends: The cash dividend paid for the year ended March 31, 2024 was ₹ 1 per equity share. The cash dividend paid during the year ended March 31, 2025 was an interim dividend of ₹ 6 per equity share. The Board recommended the adoption of the interim dividend of ₹ 6 per equity share as the final dividend for the year ended March 31, 2025.

Buyback of equity shares: During the year ended March 31, 2024, we concluded the buyback of 269,662,921 equity shares at a price of ₹ 445 (U.S.$ 5.34) per equity share, as approved by the Board of Directors on April 27, 2023 and by shareholders by resolution dated June 1, 2023. This has resulted in a total cash outflow of ₹ 145,173 million (U.S.$ 1,741.9 million) including a tax on the buyback of ₹ 24,783 million (U.S.$ 297.4 million) and transaction costs related to the buyback of ₹ 390 million (U.S.$ 4.7 million). As a result of the buyback, our share capital has been reduced by ₹ 539 million (U.S.$ 6.5 million).

During the year ended March 31, 2025, the Company did not conclude any buyback of equity shares.

Results of Operations

The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2023 and March 31, 2024. Such omitted discussions can be found in Item 5 of our Annual Report on Form 20-F for the year ended March 31, 2024, filed with the SEC on May 22, 2024.

Our revenues and profits for the years ended March 31, 2024 and 2025 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year-over-Year change
	2024	2025	2025-24
	(₹ in millions, except earnings per share data)
Revenue (1)	897,943	890,916	(0.78)%
Cost of revenue	(631,497)	(617,802)	(2.17)%
Gross profit	266,446	273,114	2.50%
Selling and marketing expenses	(69,972)	(64,378)	(7.99)%
General and administrative expenses	(60,375)	(57,465)	(4.82)%
Operating income	136,099	151,271	11.15%
Profit attributable to equity holders	110,452	131,354	18.92%

As a percentage of revenue:
Selling and marketing expenses	7.79%	7.23%	(56)bps
General and administrative expenses	6.72%	6.45%	(27)bps
Gross margins	29.67%	30.66%	99bps
Operating margin	15.16%	16.98%	182bps
Earnings per share (2)
Basic	10.44	12.56
Diluted	10.41	12.52

(1)
For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is ₹ 897,603 million and ₹ 890,884 million for the years ended March 31, 2024 and 2025, respectively. Please see Note 33 of the Notes to the Consolidated Financial Statements for additional details.
(2)
Earnings per share for the year ended March 31, 2024 have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on November 21, 2024.

Segment Information

We are organized into the following operating segments: IT Services and IT Products.

Effective April 1, 2023, we merged our India State Run Enterprises (“ISRE”) segment with our APMEA SMU within the IT Services segment, as we have aligned the sales strategy for the GoI and ISRE customers to that of the larger IT Services segment.

IT Services: Our IT Services segment is organized in four SMU - Americas 1, Americas 2, Europe and APMEA.

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of LATAM and the following industry sectors in the U.S.: communications, media and information services, software and gaming, new age technology, consumer goods, healthcare, medical devices and life sciences, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the U.S.: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the U.K. and Ireland, Switzerland, Germany, Northern Europe, and Southern Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs, based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers is attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security and packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company also delivers hardware, software products, and other related deliverables. Revenue relating to these items is reported as IT Products revenue.

Our revenue and segment results are as follows:

	Year ended March 31,		Year-over-Year change
	2024	2025	2025-24
	(₹ in millions)
Revenue:
IT Services	893,816	888,224	(0.63)%
IT Products	4,127	2,692	(34.77)%
Reconciling Items	—	—	—
	897,943	890,916	(0.78)%

Segments results:
IT Services	144,196	151,639	5.16%
IT Products	(371)	(173)	53.37%
Reconciling Items	(7,726)	(195)	97.48%
	136,099	151,271	11.15%

Analysis of Results

Results of operations for the years ended March 31, 2025 and 2024

Revenue: Our revenue decreased by 0.78%.

Our IT Services segment revenue decreased by 0.63%. The decline was largely due to challenges in the macroeconomic environment as a result of which clients remained cautious and continued to cut down their discretionary spending during the year ended March 31, 2025. During fiscal 2025, the revenue from Americas 1 and Americas 2 grew, while revenue from Europe and APMEA declined.

Revenue of the IT Products segment declined by 34.77%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than selling standalone IT products, and our adoption of a more selective approach in bidding for system integration engagements.

The table below gives our revenue by country for the years ended March 31, 2024 and 2025:

	Percentage of revenues
	Year ended March 31,
	2024	2025
United States of America	57%	59%
United Kingdom	12%	11%
India	3%	2%
Rest of the world	28%	28%

Cost of revenues: In absolute terms, cost of revenues decreased by 2.17%, primarily due to a one-time employee restructuring cost of ₹3,838 million in fiscal year 2024. Further, our cost of revenues declined due to rigorous focus on operational improvements, including a decrease in sub-contracting costs as a percentage of IT Services revenue from 11.32% for the year ended March 31, 2024 to 11.07% for the year ended March 31, 2025, and optimization of overheads such as travel and communication expenses during fiscal year 2025. Our total employee compensation costs also decreased due to lower average headcount in fiscal year 2025 as compared to fiscal year 2024 and was partially offset by the impact of salary increases and promotions. These decreases have been partially offset by an increase in software license expenses for internal use due to new technology implementation. The following table presents our cost of revenues:

	Year ended March 31,		Year-over-Year change
Cost of revenues	2024	2025	2025-24	2025-24
	(₹ in millions)		(₹ in millions)
Employee compensation	459,466	452,800	(6,666)	(1.45)%
Cost of hardware and software	4,116	3,169	(947)	(23.01)%
Sub-contracting and technical fees	101,198	98,363	(2,835)	(2.80)%
Travel	9,374	7,842	(1,532)	(16.34)%
Depreciation, amortization and impairment	20,324	19,645	(679)	(3.34)%
Facility expenses	9,565	9,699	134	1.40%
Software license expense for internal use	16,827	18,183	1,356	8.06%
Communication	3,831	2,998	(833)	(21.74)%
Others	6,796	5,103	(1,693)	(24.91)%
	631,497	617,802	(13,695)	(2.17)%

As a result of the foregoing factors and the depreciation of the Indian Rupee against foreign currencies, including the U.S.$, the Euro and the GBP, our gross profit as a percentage of our total revenue increased by 99 basis points (“bps”).

Selling and marketing expenses: Our selling and marketing expenses as a percentage of total revenue decreased from 7.79% for the year ended March 31, 2024 to 7.23% for the year ended March 31, 2025. In absolute terms, selling and marketing expenses decreased by 7.99% primarily due to a one-time employee restructuring cost of ₹ 1,520 million in fiscal year 2024. Our total employee compensation costs also decreased due to lower average headcount in fiscal year 2025 as compared to fiscal year 2024 and was partially offset by the impact of salary increases and promotions. Further, total amortization of intangibles decreased in fiscal year 2025 primarily due to certain customer-related intangible assets with a useful life that ended in fiscal year 2024. This was partially offset by an increase in other expenses due to a higher one-time reversal of contingent consideration during fiscal year 2024. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year-over-Year change
Selling and marketing expenses	2024	2025	2025-24	2025-24
	(₹ in millions)		(₹ in millions)
Employee compensation	51,224	47,788	(3,436)	(6.71)%
Travel	1,705	1,899	194	11.38%
Depreciation, amortization and impairment	11,981	8,285	(3,696)	(30.85)%
Facility expenses	672	961	289	43.01%
Software license expense for internal use	22	27	5	22.73%
Communication	346	385	39	11.27%
Marketing and brand building	3,555	3,591	36	1.01%
Others	467	1,442	975	208.78%
	69,972	64,378	(5,594)	(7.99)%

General and administrative expenses: Our general and administrative expenses as a percentage of total revenue decreased from 6.72% for the year ended March 31, 2024 to 6.45% for the year ended March 31, 2025. In absolute terms, general and administrative expenses decreased by 4.82%, primarily due to a one-time employee restructuring cost of ₹ 1,456 million in fiscal year 2024 and one-time costs related to the outgoing CEO of ₹ 921 million in fiscal year 2024. Further, the receipt of insurance claims of ₹ 1,805 million in fiscal year 2025 led to a decrease in other expenses. These decreases have been partially offset by an increase in facility expenses and staff recruitment expenses and lower gain from sale of property, plant and equipment during the year ended March 31, 2025. The following tables present our general and administrative expenses:

	Year ended March 31,		Year-over-Year change
General and administrative expenses	2024	2025	2025-24	2025-24
	(₹ in millions)		(₹ in millions)
Employee compensation	38,611	32,889	(5,722)	(14.82)%
Travel	4,023	4,354	331	8.23%
Facility expenses	4,319	5,406	1,087	25.17%
Software license expense for internal use	1,529	1,128	(401)	(26.23)%
Legal and professional fees	6,032	6,523	491	8.14%
Staff recruitment expenses	2,177	3,799	1,622	74.51%
Lifetime expected credit loss/ (write-back)	640	324	(316)	(49.38)%
(Gain)/loss on sale of property, plant and equipment, net	(2,029)	(553)	1,476	(72.75)%
Others	5,073	3,595	(1,478)	(29.13)%
	60,375	57,465	(2,910)	(4.82)%

Operating income: As a result of the foregoing factors, our operating income increased by 11.15%, from ₹ 136,099 million for the year ended March 31, 2024 to ₹ 151,271 million for the year ended March 31, 2025, and our results from operating activities as a percentage of revenue (operating margin) increased by 182 bps from 15.16% to 16.98%.

Finance expenses: Our finance expenses increased from ₹ 12,552 million for the year ended March 31, 2024 to ₹ 14,770 million for the year ended March 31, 2025. The increase is primarily due to higher loans and borrowings and tax liabilities during the year ended March 31, 2025 and a higher interest charge on liability for written put option and lease liability of ₹ 497 million and ₹ 259 million, respectively.

Finance and other income: Our finance and other income increased from ₹ 23,896 million for the year ended March 31, 2024 to ₹ 38,202 million for the year ended March 31, 2025. The increase is primarily due to an increase in interest income of ₹ 7,732 million, an increase in net gain from investments of ₹ 4,278 million and an increase in dividend income of ₹ 2,296 million during the year ended March 31, 2025 compared to the year ended March 31, 2024.

Income taxes: Our income taxes increased by ₹ 6,688 million from ₹ 36,089 million for the year ended March 31, 2024 to ₹ 42,777 million for the year ended March 31, 2025 due to higher profits before tax during the fiscal year 2025. However, our effective tax rate decreased marginally from 24.52% for the year ended March 31, 2024 to 24.45% for the year ended March 31, 2025. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information.

Profit attributable to non-controlling interest: Our profit attributable to non-controlling interest increased from ₹ 669 million for the year ended March 31, 2024 to ₹ 826 million for the year ended March 31, 2025.

Profit attributable to equity holders: As a result of the foregoing factors, our profit attributable to equity holders increased by ₹ 20,902 million or 18.92%, from ₹ 110,452 million for the year ended March 31, 2024 to ₹ 131,354 million for the year ended March 31, 2025.

Analysis of Revenue and Results by Segment

IT Services

Our IT Services segment provides a range of IT and IT-enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, cybersecurity, business process services, cloud, mobility and analytics services, R&D and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

Effective April 1, 2023, we reorganized our segments by merging the ISRE segment with our APMEA SMU within the IT Services segment.

Information by SMUs for the IT Services segment for the years ended March 31, 2024 and 2025 is as follows:

	Year ended March 31,		Year-over-Year change
	2024	2025	2025-24
	(₹ in millions)
Revenue:
IT Services Strategic Market Units
Americas 1	268,230	281,824	5.07%
Americas 2	269,482	271,972	0.92%
Europe	253,927	240,077	(5.45)%
APMEA	102,177	94,351	(7.66)%
	893,816	888,224	(0.63)%
Segments Result:
IT Services Strategic Market Units
Americas 1	59,364	58,186	(1.98)%
Americas 2	59,163	61,326	3.66%
Europe	33,354	29,434	(11.75)%
APMEA	12,619	12,850	1.83%
Unallocated (1)	(20,304)	(10,157)	(49.98)%
	144,196	151,639	5.16%

(1) Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration due to change in estimates is included under “Unallocated” within IT Services segment.

Please see Note 33 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 99.5% and 99.7% of our total revenue for the years ended March 31, 2024 and 2025, respectively and 105.9% and 100.2% of our operating income for the years ended March 31, 2024 and 2025, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year-over-Year change
	2024	2025	2025-24
	(₹ in millions)
Revenue (1)	893,816	888,224	(0.63)%
Cost of revenue	(623,205)	(614,754)	(1.36)%
Gross profit	270,611	273,470	1.06%
Selling and marketing expenses	(68,352)	(64,305)	(5.92)%
General and administrative expenses	(58,063)	(57,526)	(0.92)%
Segment results	144,196	151,639	5.16%
As a percentage of revenue:
Selling and marketing expenses	7.65%	7.24%	(41)bps
General and administrative expenses	6.50%	6.48%	(2)bps
Gross margins	30.28%	30.79%	51bps
Segment results	16.13%	17.07%	94bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations gains/(losses), net amounting to ₹ 340 million and ₹ 32 million for the years ended March 31, 2024 and 2025, respectively, in revenue. Please see Note 33 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by SMUs within the IT Services segment, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2024		2025
	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Strategic Market Units
Americas 1	30.0%	41.2%	31.7%	38.4%
Americas 2	30.2%	41.0%	30.6%	40.4%
Europe	28.4%	23.1%	27.1%	19.4%
APMEA	11.4%	8.8%	10.6%	8.5%
Unallocated	NA	(14.1)%	NA	(6.7)%

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

	Year ended March 31,
	2024	2025
Sector
Banking, Financial Services and Insurance	33.4%	34.3%
Consumer	18.8%	19.1%
Health (1)	13.2%	14.1%
Energy, Manufacturing and Resources	18.7%	17.2%
Technology and Communications (1)	15.9%	15.3%

__________________________

(1)
Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector. Comparative period revenue by sectors information has been restated to give effect to this change.

IT Services results of operations for the years ended March 31, 2025 and 2024

The IT Services segment revenue decreased marginally by 0.63% for the year ended March 31, 2025 compared to our revenue for the year ended March 31, 2024. The decline was largely due to challenges in the macroeconomic environment as a result of which clients remained cautious and continued to cut down their discretionary spending during the year ended March 31, 2025. During fiscal 2025, the revenue from Americas 1 and Americas 2 grew, while revenue from Europe and APMEA declined.

Our gross profit as a percentage of our revenue from our IT Services segment increased by 51 bps, primarily due to rigorous focus on operational improvements, including a decrease in sub-contracting costs as a percentage of IT Services revenue from 11.32% for the year ended March 31, 2024 to 11.07% for the year ended March 31, 2025. Optimization of overheads, such as travel expenses of ₹ 1,533 million and communication expenses of ₹ 833 million, also contributed to improvement in gross profit. Further, our total employee compensation costs decreased by ₹ 3,023 million primarily due to lower average headcount in fiscal year 2025 as compared to fiscal year 2024 and was partially offset by the impact of salary increases and promotions. The depreciation of the Indian Rupee against foreign currencies, including the U.S.$, the Euro and the GBP, also contributed to improvement in gross margin. These cost optimizations have been partially offset by an increase in software license expenses for internal use of ₹ 1,389 million due to new technology implementation.

Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased from 7.65% for the year ended March 31, 2024 to 7.24% for the year ended March 31, 2025. In absolute terms, selling and marketing expenses decreased by ₹ 4,047 million, primarily due to a decrease in amortization of intangibles of ₹ 3,695 million due to certain customer-related intangible assets with a useful life that ended in fiscal year 2024. Our total employee compensation costs decreased by ₹ 1,887 million due to lower average headcount in fiscal year 2025 as compared to fiscal year 2024 and was partially offset by the impact of salary increases and promotions. These declines were partially offset by an increase in other expenses due to a higher one-time reversal of contingent consideration of ₹ 1,131 million during fiscal year 2024.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased marginally from 6.50% for the year ended March 31, 2024 to 6.48% for the year ended March 31, 2025. In absolute terms, general and administrative expenses decreased by ₹ 537 million. Our total employee compensation costs decreased by ₹ 3,314 million due to lower average headcount in fiscal year 2025 as compared to fiscal year 2024 and was partially offset by the impact of salary increases and promotions. Further, an insurance claim receipt of ₹ 1,805 million in fiscal year 2025 resulted in a decrease in other expenses. These decreases have been partially offset by an increase in facility expenses of ₹ 1,094 million, staff recruitment expenses of ₹ 1,287 million and lower gain of ₹ 1,482 million from sale of property, plant and equipment during the year ended March 31, 2025.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 94 bps, from 16.13% to 17.07%. In absolute terms, the segment results of our IT Services segment increased by 5.16%.

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

Our IT Products segment accounted for 0.5% and 0.3% of our revenue for the years ended March 31, 2024 and 2025, respectively, and (0.3)% and (0.1)% of our operating income for the years ended March 31, 2024 and 2025, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year-over-Year change
	2024	2025	2025-24
	(₹ in millions)
Revenue	4,127	2,692	(34.77)%
Cost of revenue	(4,442)	(2,833)	(36.22)%
Gross profit/(loss)	(315)	(141)	55.24%
Selling and marketing expenses	(89)	(59)	(33.71)%
General and administrative (expenses)/credit	33	27	(18.18)%
Segment results	(371)	(173)	53.37%
As a percentage of revenue:
Selling and marketing expenses	2.16%	2.19%	3bps
General and administrative expenses/(credit)	(0.80)%	(1.00)%	20bps
Gross margins	(7.63)%	(5.24)%	239bps
Segment results	(8.99)%	(6.43)%	256bps

IT Products results of operations for the years ended March 31, 2025 and 2024

Our revenue from the IT Products segment decreased by 34.77% for the year ended March 31, 2025 compared to our revenue for the year ended March 31, 2024. The decrease was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than selling standalone IT products, and our adoption of a more selective approach in bidding for system integration engagements.

Our gross loss as a percentage of our IT Products segment revenue decreased by 239 bps for the year ended March 31, 2025 compared to our gross loss for the year ended March 31, 2024. In absolute terms, gross loss decreased by ₹ 174 million primarily due to certain low margin projects executed during the year ended March 31, 2024.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 2.16% for the year ended March 31, 2024 to 2.19% for the year ended March 31, 2025. In absolute terms, selling and marketing expenses decreased by ₹ 30 million.

General and administrative expenses/(credit) as a percentage of revenue from our IT Products segment increased from (0.80)% for the year ended March 31, 2024 to (1.00)% for the year ended March 31, 2025. In absolute terms, credit in general and administrative expenses decreased marginally by ₹ 6 million primarily due to lower write-back in lifetime expected credit loss on trade receivables during the year ended March 31, 2025.

As a result of the above, segment loss as a percentage of our revenue from our IT Products segment decreased by 256 bps, from (8.99)% to (6.43)%. In absolute terms, the segment loss of our IT Products segment decreased by ₹ 198 million.

Reconciling Items

“Reconciling Items” for the year ended March 31, 2025 includes ₹ 202 million towards certain corporate costs. “Reconciling Items” for the year ended March 31, 2024 includes restructuring costs of ₹ 6,814 million consisting of cash expenditures for employee severance-related costs and ₹ 921 million towards employee costs related to the outgoing CEO.

Acquisitions

Refer to Item 4 of this Annual Report on Form 20-F and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

There were no divestitures during the years ended March 31, 2024 and 2025.

Foreign exchange gains, net

Our net foreign exchange gains for the years ended March 31, 2024 and 2025 were ₹ 340 million and ₹ 32 million, respectively.

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

For forward foreign exchange contracts which are designated and effective as cash flow hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in shareholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items. Refer to Note 19 of the Notes to the Consolidated Financial Statements for additional information.

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

The following table sets forth the currencies in which our revenues for fiscal year 2024 and fiscal year 2025 were denominated:

	Year ended March 31,
	2024	2025
	% of Revenues
U.S. Dollar (U.S.$)	60%	62%
Pound Sterling (GBP)	11%	10%
Euro (EUR)	10%	10%
Indian Rupee (INR)	5%	4%
Australian Dollar (AUD)	4%	4%
Canadian Dollar (CAD)	3%	3%
Others	7%	7%

The following table sets forth information on the foreign exchange rates in Indian Rupees per U.S. Dollar, Pound Sterling, Euro, Australian Dollar and Canadian Dollar for fiscal year 2024 and fiscal year 2025:

	Year ended March 31,		Appreciation / (Depreciation)
Average exchange rate during the year:	2024	2025	of INR in percentage
U.S. Dollar (U.S.$)	82.78	84.54	(2.13)%
Pound Sterling (GBP)	103.98	107.81	(3.68)%
Euro (EUR)	89.82	90.72	(1.00)%
Australian Dollar (AUD)	54.49	55.15	(1.21)%
Canadian Dollar (CAD)	61.39	60.79	0.98%

	Year ended March 31,
	2024	2025
Exchange rate at the beginning of the year:
U.S. Dollar (U.S.$)	82.17	83.40
Pound Sterling (GBP)	101.81	105.20
Euro (EUR)	89.38	89.96
Australian Dollar (AUD)	54.97	54.31
Canadian Dollar (CAD)	60.66	61.54
Exchange rate at the end of the year:
U.S. Dollar (U.S.$)	83.40	85.46
Pound Sterling (GBP)	105.20	110.46
Euro (EUR)	89.96	92.05
Australian Dollar (AUD)	54.31	53.78
Canadian Dollar (CAD)	61.54	59.66
Appreciation / (Depreciation) of INR in percentage
U.S. Dollar (U.S.$)	(1.49)%	(2.47)%
Pound Sterling (GBP)	(3.32)%	(5.00)%
Euro (EUR)	(0.65)%	(2.32)%
Australian Dollar (AUD)	1.20%	0.98%
Canadian Dollar (CAD)	(1.45)%	3.05%

Income taxes

Our profits for the period earned from providing services at client premises outside India may be subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.

Currently, we benefit from certain tax incentives under Indian tax laws. These tax incentives include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated SEZs. Units in designated SEZs which began providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. A 50% tax deduction is available for a further five years, subject to the SEZ unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. We are also eligible for exemptions from certain other taxes, including customs duties in the Software Technology and Hardware Technology Parks.

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our tax expense will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of 15 years. The tax holiday period currently available to the Company expires in various years through fiscal year 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 14,308 million and ₹ 11,798 million for the years ended March 31, 2024 and 2025, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2024 and 2025 is ₹ 1.35 and ₹ 1.13, respectively. Previous years per equity share effect have been proportionately adjusted for the bonus issue in the ratio of 1:1. Please see Note 22 of the Notes to the Consolidated Financial Statements for additional details regarding the bonus issue.

In September 2019, the GoI amended the Income-tax Act by enacting The Taxation Laws (Amendment) Act, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by foregoing all the deductions available under chapter VI-A and other profit linked deductions under the Income-tax Act. This option, if exercised, is irrevocable and the corresponding MAT credit available will lapse. We have evaluated the option and have decided to continue under the existing regime and not to avail the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to an increase in tax outflow and the MAT credit available to us will lapse.

The Company’s assessments in India are completed for the years up to March 31, 2019 and for the year ended March 31, 2021. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park in Bengaluru. The appeals filed against said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008, which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and SEZ units, capitalization of R&D expenses, transfer pricing adjustments on intercompany and inter-unit transactions, and other issues.

Income tax claims against the Company amounting to ₹ 95,520 million and ₹ 99,431 million are not acknowledged as debt as at March 31, 2024 and 2025, respectively. These matters are pending before various Appellate Authorities and management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Our sustainability vision and key highlights for the fiscal year ended March 31, 2025:

At Wipro, our commitment to corporate responsibility is founded on core values, mindsets, and habits. Our responsible business framework incorporates both internal and external perspectives, promoting comprehensive, boundary-less engagement with customers, employees, investors, suppliers, and communities.

We operationalize our vision through the principle of ‘double materiality’: (i) our business’ impact on our stakeholders and the environment and (ii) the converse impact of environmental change and stakeholders on our business. While the latter is framed in terms of risks and opportunities for the Company, our business’ impact on the environment and stakeholders is based on fiduciary principles of trust, stewardship, and social responsibility.

Below are the key features of our sustainability initiatives:

a.
Environment

Our sustainability program goes back more than 15 years and comprises an established yet dynamically evolving set of initiatives that address our entire value chain on four key dimensions: energy and climate change, water, waste, and biodiversity. Our environment goals are to:

i.
Contribute effectively to addressing climate change: We are committed to achieving net-zero greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We have set an intermediate target of a 59% reduction in absolute emission levels for Scopes 1 and 2 by 2030 (baseline year 2017) and a 55% reduction in Scope 3 (baseline year 2020).

Note: Scope 1 refers to direct emissions from sources owned or controlled by us; Scope 2 refers to indirect emissions from the generation of purchased electricity, steam, heating, and cooling consumed by us; and Scope 3 covers all other indirect emissions that occur in our value chain. These targets are based on the globally accepted SBTi and reflect significant decarbonization and operational changes we will be implementing. The primary levers of our decarbonization strategy are:

a.
improving the energy efficiency of our facilities for sustained reduction in energy consumption;
b.
increasing the use of renewable energy in our owned facilities in India through private power purchase agreements and captive solar power; and
c.
combining behavioral, technological, and collaborative approaches that help reduce the carbon footprint of air travel, commuting and purchased goods and services.

As of March 31, 2025, we have achieved an 84% reduction in Scopes 1 and 2 and expect to achieve net zero well ahead of the target year of 2040. Our progress has been powered by our investments in best-in-class sustainable building design and infrastructure practices coupled with the continued expansion of our renewable energy footprint which currently stands at 83% for all our owned facilities. We plan to vigorously scale this up in the next few years through appropriate investments.

Our plan is to reach 100% renewable energy use at our Indian facilities before 2030. Simultaneously, we expect to achieve proportionate reductions in the carbon footprint associated with our business travel, employee commuting and supply chain.

ii.
Responsible stewardship of scarce water resources: We are committed to responsibly managing the use of scarce water resources by (a) improving our per capita freshwater efficiency by 60% from 150 liters per capita per day ("Lpcd") in 2023 to 60 Lpcd in 2030, (b) increasing the proportion of recycled water use to 60% by 2030 and (c) contributing to a deeper understanding of the systemic challenges of urban water in the major cities in which we operate.

Our water consumption is primarily on account of drinking water, air conditioning, cooking and washing in canteens, toilets and landscape gardening. Our approach to reduce dependence on freshwater has been through increased wastewater recycling, minimizing pipe losses and expanding rainwater harvesting.

Our freshwater efficiency for the fiscal year ended March 31, 2025 stood at 110 Lpcd, representing a 26% improvement in the last two years. Our freshwater efficiency was in part due to recycling and reusing 31% of treated wastewater.

iii.
Minimize waste generation from operations and its impact on communities: We are committed to ensuring 100% of organic waste is recycled and to ensure that less than 2% goes to landfills (excluding construction and demolition waste) by 2025. During the year ended March 31, 2025, we sent around 1% of our waste to landfills. We continue to maintain the highest standards of solid waste management in all the four categories: food and organic, inorganic, hazardous materials and construction debris. We ensure reuse and certify recycling for between 98%-100% of all our waste.
iv.
Enhance the biodiversity quotient of owned campuses: We are committed to incorporating biodiversity as a key element in the design and maintenance of all our owned campuses. In addition to our flagship biodiversity campuses in Bengaluru and Pune, all our new campuses have incorporated biodiversity principles. In Hyderabad, around eight acres has been developed into a mini-forest, housing nearly 128 different species, with plans to expand it further. These biodiversity areas have become levers of employee engagement, with multiple bio-blitz activities being planned across our key campuses.
b.
Workplace and Communities

We are committed to enhancing workplace diversity and fostering a culture of inclusion, continuous learning, open communication, holistic well-being – focusing on mind, body and community, and ethical conduct. Our social and community initiatives led by Wipro Cares span a wide thematic spread in the domains of education, primary health care and urban ecology and also include employee volunteering as an integral part. Key highlights against our social goals are articulated below:

i.
Building and promoting a culture of inclusion by nurturing diversity and shaping behaviors through (a) increased diversity overall and at the leadership level and (b) the Spirit of Wipro, where our values – shaped over 80 years – are reflected in the Five Habits, leadership mindsets and code of business conduct.

As of March 31, 2025, our workforce included (i) 37.1% women; (ii) 18.8% women in senior leadership roles; (iii) 25% women across all management positions; (iv) 2,080 employees with disabilities; and (v) 1,808 employees from the LGBTQ+ community.

ii.
Empowering employees through a culture of continuous learning opportunities through open communication by (a) providing opportunities to employees to reskill themselves to meet open client demands; and (b) delivering leadership skills program at every stage of the career life cycle.

Skilling hours as a metric reflects our commitment to developing more skilled and ready talent. This initiative is pivotal in maximizing internal demand fulfilment and fostering a culture of continuous learning within our organization.

We clocked 83.4 skilling hours per associate during the fiscal year ended March 31, 2025. This is a significant leap from when we introduced skilling hours as a KPI in the fiscal year ended March 31, 2024, to encourage proactive skilling efforts.

We have also made strides in setting up 113 Account Academies across GBLs, through which we have skilled over 149,000 associates. Additionally, our Practice Academies, such as those focused on the cloud, AI, and data engineering, are dedicated to building emerging skills necessary for future roles. It's encouraging to see that 84% of employees across various bands have demonstrated awareness of AI technologies.

Our journey began with 12.1 hours per associate in the first quarter of fiscal 2025, and we successfully reached 83.4 hours per associate by the fourth quarter of fiscal 2025. This remarkable progress is a testament to our collective effort and dedication.

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

Our community initiatives are spread across 20 countries. During the fiscal year ended March 31, 2025, we supported nearly 181 partners in the domains of education, primary healthcare, digital skilling and urban ecology with an effective outreach and impact on 2.55 million people, a significant proportion of which was from vulnerable populations.

Our educational initiatives begin with early childhood education and target multiple key aspects that facilitate improvements in both quality and equity within schools. We additionally emphasize STEM and computer science education, digital skills training at the collegiate level, and sustainability education as an overarching, integrative effort. Our operations extend across 28 states and Union Territories in India, where we collaborate with a network of 157 partners to generate positive outcomes for 526,188 students, including over 68,000 children with disabilities.

TalentNext, our India-wide program covered more than 75,600 students in the year ended March 31, 2025, including a collaboration with industry body Nasscom called the ‘Future Skills Program’. We have made a cumulative impact on approximately 318,031 students since fiscal year 2017.

We have continued to actively strengthen our primary health care program for vulnerable urban communities. Our strategy endeavors to strengthen the public health system in improving accessibility of healthcare services, building the capacity of local communities to manage their healthcare needs, and training accredited public health workers to address the unique needs of these communities. Currently we support a portfolio of 23 healthcare projects in the major cities we operate in; these collectively work in promoting the well-being of women, children and adolescents with special focus on reproductive, maternal, newborn, child and adolescent health. During the year, our projects achieved a total outreach to 2.06 million people, including nearly 310,000 women in reproductive age groups who were beneficiaries of the gender and maternal care programs we support.

A key aspect of employee well-being is the opportunity to volunteer with communities. During the fiscal year ended March 31, 2025, 57,916 employees from 33 employee chapters in India and across the world engaged actively either through monetary contribution or volunteering. We plan to significantly expand the scale and scope of employee volunteering in the next three years. Outside India we supported approximately 32 projects in 19 countries with positive impacts on approximately 12,673 people. 15,814 Wipro employees (in India and outside India) contributed approximately 35,076 volunteering hours.

v.
Engagement with suppliers by collaboratively developing and enhancing a sustainable and responsible supply chain by proactively expanding the diversity of our supplier base with an active focus on women-owned enterprises and micro, small and medium enterprises. Our commitment to ensure responsible supplier conduct with respect to environmental and human rights in the supply chain led us to launch WISE – the Wipro Initiative for Supplier Engagement. Through WISE, we are working with our strategic small and medium suppliers on various aspects related to ESG. In addition, our transparent supplier governance process guarantees fair practices and zero tolerance for corruption.
c.
Governance

We recognize the critical salience of good governance, ethical business conduct and transparent disclosures in ensuring the effectiveness of all our sustainability initiatives. We keep track and closely monitor the number of employees who have completed the mandatory training such as COBC and cybersecurity.

For more information on our ESG initiatives, please visit our website at www.wipro.com.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year-over-Year change
	2024	2025	2025-24
	(₹ in millions)
Net cash generated from /(used in):
Operating activities	176,216	169,426	(6,790)
Investing activities	11,680	(80,730)	(92,410)
Financing activities	(182,567)	(63,963)	118,604
Net change in cash and cash equivalents	5,329	24,733	19,404
Effect of exchange rate changes on cash and cash equivalents	(239)	290	529

As of March 31, 2025, we had cash and cash equivalent and short-term investments of ₹ 533,448 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, were ₹ 371,631 million.

In addition, we have unutilized credit lines in various currencies aggregating to ₹ 43,256 million as of March 31, 2025. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated from operating activities for the year ended March 31, 2025 decreased by ₹ 6,790 million while profit for the year increased by ₹ 21,059 million during the same period. The decrease in cash generated from operating activities is primarily due to increased working capital requirements, contributed by net increases in accounts receivables, unbilled receivables and contract assets, and other assets. Further, income taxes paid, net of refund increased by ₹ 10,815 million during the year ended March 31, 2025.

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

Cash used in investing activities for the year ended March 31, 2025 was ₹ 80,730 million. Cash is primarily used towards purchases of investments (net of sale) amounting to ₹ 95,062 million and purchases of property, plant and equipment amounting to ₹ 14,737 million, which was primarily driven by the growth strategy of the Company. Further, there was a cash outflow of ₹ 964 million towards the business acquisition consummated during the year ended March 31, 2025. These were partially offset by an inflow of ₹ 28,511 million from interest and dividends received and an inflow of ₹ 1,822 million from sale of property, plant and equipment during the year ended March 31, 2025.

Cash generated from investing activities for the year ended March 31, 2024 was ₹ 11,680 million. Cash is primarily generated from interest received amounting to ₹ 20,111 million, sale of property, plant and equipment amounting to ₹ 4,022 million and sale of investments (net of purchase) amounting to ₹ 3,529 million. We also purchased property, plant and equipment amounting to ₹ 10,510 million, which was primarily driven by the growth strategy of the Company. This was partially offset by an outflow of ₹ 5,291 million for business acquisitions consummated during the year ended March 31, 2024.

Cash used in financing activities for the year ended March 31, 2025 was ₹ 63,963 million. This is primarily on account of outflow for payment of dividends amounting to ₹ 62,750 million, payment of lease liabilities of ₹ 10,474 million and payment of interest and finance expenses of ₹ 8,689 million. These were partially offset by an inflow of ₹ 17,923 million from loans and borrowings during the year ended March 31, 2025.

Cash used in financing activities for the year ended March 31, 2024 was ₹ 182,567 million. This is primarily on account of outflow for an equity share buyback (including a tax on the buyback and transactions costs related to the buyback) amounting to ₹ 145,173 million, payment of dividends of ₹ 5,218 million, payment of lease liabilities of ₹ 10,060 million, interest and finance expenses of ₹ 10,456 million and net outflow on repayment of loans and borrowings of ₹ 10,057 million.

We maintain a borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 14 of our Notes to the Consolidated Financial Statements for additional details on our borrowings.

As of March 31, 2025, we had contractual commitments of ₹ 8,719 million (U.S.$ 102.06 million) related to capital expenditures on the construction or expansion of software development facilities and ₹ 40,264 million (U.S.$ 471.31 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

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

We will rely on funds generated from operations and external debt to fund potential acquisitions. We expect that our cash and cash equivalents, investments in short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund our growth aspirations, as applicable.

In the normal course of business, we transfer certain accounts receivables, unbilled receivables and net investments in finance leases (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2024 and 2025 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2024 and 2025, our cash and cash equivalents were primarily held in U.S. Dollars, Indian Rupees, Canadian Dollars, Euros, Australian Dollars, Saudi Riyals, Pound Sterling and Brazilian Real. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

The table of future payments due under known contractual commitments as of March 31, 2025, aggregated by type of contractual obligation, is given below:

	Total	Payments due in
Particulars	contractual payment	2025-26	2026-30	2030-31 onwards
	(₹ in millions)
Loans, borrowings and bank overdrafts (1) (2)	164,460	99,884	64,576	—
Lease Liabilities (3)	37,909	9,618	18,850	9,441
Contingent consideration (4)	2,401	580	1,821	—
Liability on written put options to non-controlling interests (4)	6,505	—	6,505	—
Other liabilities	4,871	3,321	1,550	—
Capital commitments (5)	8,719	4,536	1,633	2,550
Purchase obligations	40,264	18,635	19,617	2,012

(1)
For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.
(2)
Includes future cash outflow towards estimated interest on borrowings. Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2025 for each relevant debt instrument.
(3)
Includes future cash outflow toward deferred interest on lease liabilities and certain committed leases which have not yet commenced. For further information on lease liabilities, refer to Note 5 and Note 19 in the Notes to Consolidated Financial Statements.

(4)
The fair value of the contingent consideration and liability on written put options to non-controlling interests is estimated by applying the valuation techniques which include inputs relating to risk-adjusted revenue and operating profit forecast. The amount in the table above is the undiscounted fair value.
(5)
Represents contractual commitments related to capital expenditures on construction or expansion of software development facilities.

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹ 17,119 million in respect of employee benefit obligations and certain statutory and other liabilities and ₹ 42,024 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly these amounts have not been disclosed in the table above.

Off-Balance Sheet Arrangements

Performance and financial guarantees are provided by banks on behalf of the Company to the Indian government, customers and certain other agencies, as part of the banks’ line of credit arrangements. These arrangements are sometimes referred to as a form of off-balance sheet financing. Please refer to Notes 14 and 32 of the Notes to the Consolidated Financial Statements for more details.

Research and Development

We make disciplined R&D investments that power Wipro’s ai360 and frontier technologies strategy, and support our clients’ most pressing transformation and growth needs. Through Wipro Lab45, our innovation lab, we foster R&D in areas such as AI and agentic AI, robotics, cyber resilience, blockchain, and quantum computing, among others. We connect our internal deep tech communities with external innovation ecosystems, including academia, partners, clients, and global platforms such as Topcoder. This collaborative approach fuels focused ideation within our global network of innovation hubs, translating concepts into market-relevant solutions.

Our global network of innovation hubs, part of the Wipro Innovation Network, includes facilities such as our Kodathi Innovation Hub in Bengaluru and one in Silicon Valley, California. These hubs are state-of-the-art incubation centers dedicated to strategic ideation and co-innovation with clients across key sectors such as banking, health, telecommunications, and manufacturing. They embody our commitment to realizing the ‘art of the possible’ by bringing together a comprehensive innovation ecosystem. This ecosystem includes partners, subject matter experts, and startups, leveraging best practices and our R&D resources to co-create solutions with clients. These initiatives aim to generate valuable intellectual property and deliver high-value business outcomes, differentiating our offerings and supporting our clients' transformation and growth journeys.

Our R&D expenses for the years ended March 31, 2023, 2024 and 2025 were ₹ 3,675 million, ₹ 4,332 million and ₹ 4,307 million, respectively.

Material accounting policies, estimates and judgments

Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of material accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

Our directors and executive officers, along with their ages and positions as of March 31, 2025, are detailed below:

Name	Age	Position
Rishad A. Premji	48	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji	79	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Srinivas Pallia	58	Chief Executive Officer and Managing Director
Dr. Patrick J. Ennis	61	Independent Director
Patrick Dupuis	62	Independent Director
Deepak M. Satwalekar	76	Independent Director
Tulsi Naidu	51	Independent Director
Päivi Rekonen	56	Independent Director
N. S. Kannan	59	Independent Director
Aparna C. Iyer	43	Senior Vice President and Chief Financial Officer

Directors

As of March 31, 2025, we had six non-executive independent directors, one non-executive non-independent director and two executive directors, of whom one executive director is Chairman of our Board. The non-executive, non-independent director and the Chairman of our Board belong to the promoter group. The remaining six non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All of the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the NYSE Corporate Governance standards. Other than the relationship between Rishad A. Premji and Azim H. Premji described below, there are no family relationships between any of our directors and executive officers.

The profiles of our directors are set forth below.

Rishad A. Premji is the Executive Chairman of the Company.

He joined Wipro in 2007 and worked in several roles before becoming Executive Chairman in 2019 — including General Manager in the Banking and Financial Services business, Head of Investor and Government Relations, and Chief Strategy Officer. As Chief Strategy Officer, he conceptualized Wipro Ventures, a fund that invests in global startups aligned with Wipro's next-generation services and AI solutions.

As Executive Chairman, Mr. Rishad Premji works closely with Wipro’s leadership team to guide the Company’s strategic direction. He believes culture is an organization’s strongest asset and champions Wipro’s values, known as the Spirit of Wipro.

He serves on the boards of Wipro Enterprises and Wipro-GE Healthcare, among others, and the Azim Premji Foundation, which works to improve public school education, healthcare, and livelihoods across several Indian states. He also holds directorships across various Azim Premji philanthropic entities.

From 2018-19, Mr. Rishad Premji served as Chairman of NASSCOM, the trade body representing India’s technology industry. Before Wipro, he worked with Bain & Company in London and GE Capital in the US. He has an MBA from Harvard Business School and a B.A. in Economics from Wesleyan University.

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (the “Founder Chairman”) since July 31, 2019. Mr. Premji was the Chairman of the Company until July 30, 2019, and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a U.S.$ 10.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in 65 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups.

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

Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Company.

Srinivas Pallia is the Chief Executive Officer and Managing Director of the Company since April 7, 2024. With a career spanning over three decades and a deep and broad background across Wipro’s various geographies, functions, service lines, and business units, Mr. Pallia brings a wealth of knowledge and insight to his role. His unwavering commitment to client satisfaction, his relentless focus on delivering results, and his extensive first-hand experience of significant technological changes and industry transformations further enhance Wipro’s position.

Having joined Wipro in 1992, Mr. Pallia has held numerous leadership roles, including President of Wipro’s Consumer Business Unit and Global Head of Business Application Services. Most recently, he served as the CEO for Americas 1, Wipro’s largest and fastest-growing market. In this role, Mr. Pallia led a wide range of industry sectors and was responsible for establishing their vision, as well as shaping and implementing growth strategies.

Mr. Pallia holds a bachelor’s degree in engineering, and a master’s in management studies from the Indian Institute of Science, Bengaluru. He graduated from Harvard Business School’s Leading Global Businesses executive program, and the Advanced Leadership Program at McGill Executive Institute.

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

Patrick Dupuis became a director of the Company in April 2016. He serves as Chairman of our Nomination and Remuneration Committee. Currently, Mr. Dupuis provides executive coaching for c-suite and mid-career executives, mostly with non-profit organizations. He previously served as advisor and interim executive for Hellman & Friedman, based in San Francisco, during the preparation for the merger between Kronos and Ultimate Software. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. In April 2024, he became a member of the Board of Directors and co-chair of St. Joseph Financial Services.

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

Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India and Pension Fund Regulatory & Development Authority. He received the Distinguished Alumnus Award from IIT, Bombay. He also served as the Chairman of the Board of Governors of the Indian Institute of Management, Indore. He also previously served on the board of Asian Paints Limited.

Mr. Satwalekar is the Chairman of Home First Finance Company India Limited and is on the Board of Germinait Solutions Private Limited.

Mr. Satwalekar brings over four decades of experience in areas such as finance, banking, sales and marketing, risk management, operations and cybersecurity, among others.

Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.

Tulsi Naidu became a director of the Company in July 2021 and serves as a member of our Audit, Risk and Compliance Committee as well as our Nomination and Remuneration Committee. She has 29 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (“Zurich”), a member of Zurich’s Executive Committee, a trustee of the Z Zurich Foundation and a member of the Board of Directors of Zurich Australia Limited. In June 2024, Ms. Naidu was appointed as a non-executive director on the Board of Directors of Zurich Kotak General Insurance Company (India) Limited. Prior to her current role, Ms. Naidu was CEO of Zurich in the United Kingdom.

Prior to joining Zurich, Ms. Tulsi Naidu spent 14 years at Prudential in a variety of executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK and Europe and prior to that held a number of general management roles at Prudential.

Ms. Naidu has experience of over two decades as a reputed and internationally experienced leader from the financial services industry and comes with wide management experience and expertise across the fields of Strategy, Credit, Insurance, Information Technology including Cybersecurity and Risk management among others.

Ms. Tulsi Naidu holds a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.

Päivi Rekonen became a director of the Company in October 2022, bringing over 25 years of experience in technology as well as in banking and services. Ms. Rekonen is Chair of the Board of Directors of Amina Bank AG, Chair of its Strategy and Technology Committee and a member of its Nomination and Remuneration Committee. Ms. Rekonen is also a member of the Board of Directors at Konecranes Plc and a member of its Audit Committee. In January 2025, Ms. Rekonen was appointed on the board of International Institute for Management Development (IMD), a non-governmental organization. She is also a member of its Audit Committee.

Her international career has been shaped by executive leadership roles in functions including technology, human resources, and consulting at global organizations such as Nokia (August 1990-January 1998), Cisco (February 1998-September 2007), Credit Suisse (October 2007-September 2009), Adecco (January 2011-December 2012), UBS (February 2014-January 2018) and WithSecure Plc (April 2017-March 2024). Ms. Rekonen is an independent strategy advisor and professional board member from 2018 onwards.

Ms. Rekonen holds Master's degrees in Social Sciences, and Economics and Business Administration from the University of Jyväskylä, Finland.

N. S. Kannan became a director of the Company in October 2023 and serves as a member of our Audit, Risk and Compliance Committee, bringing over 32 years of experience in the Financial Services domain, including Banking and Insurance. Mr. Kannan superannuated as the Managing Director and Chief Executive Officer at ICICI Prudential Life Insurance Co. Ltd. in June 2023. During his tenure as Managing Director and CEO, Mr. Kannan led the Company's transformation into a multi-product and multi-channel company. Mr. Kannan has served in various leadership roles in the ICICI group, including as Executive Director and CFO of ICICI Bank. Mr. Kannan has also served as Chairman/Non-Executive Director of various ICICI group companies.

Mr. Kannan has also been part of several committees constituted by various regulatory bodies. He is a member of the Reserve Bank of India’s Academic Council of College of Supervisors and Standing External Advisory Committee for evaluating applications for Universal Banks as well as Small Finance Banks, the Securities and Exchange Board of India’s Corporate Bond and Securitisation Advisory Committee, the Insurance Regulatory and Development Authority of India’s Insurance Advisory Committee and a member of its committee to examine and recommend the regulatory framework necessary for the implementation of the proposals under the amendments to the Insurance Act and other Life and General Insurance Councils.

Mr. Kannan is on the Board of the National Bank for Financing Infrastructure and Development and Bangalore International Airport Limited. In January 2025, Mr. Kannan was appointed to the Board of Directors of TransUnion CIBIL Limited and Jio BlackRock Asset Management Private Limited.

Mr. Kannan, having been at the helm of companies in the financial services domain, has extensive experience and exposure. He comes with leadership experience, and expertise across finance, strategy, corporate governance, audit, risk management including cybersecurity risk, among others.

Mr. Kannan holds an honors graduate degree in Mechanical Engineering from the National Institute of Technology (NIT), Trichy and is a distinguished alumnus of NIT. He is a Chartered Financial Analyst from the ICFAI India. He holds a Postgraduate Diploma in Management from Indian Institute of Management, Bangalore, with a gold medal for the best all-round performance.

Executive Officers

On April 6, 2024, Mr. Thierry Delaporte resigned as the Chief Executive Officer and Managing Director of the Company. He was relieved from the employment of the Company with effect from the close of business hours on May 31, 2024. At its meeting held on April 6, 2024, the Board of Directors approved the appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a period of five years, subject to the approval of the Company’s shareholders and the Central Government as may be applicable. The appointment was approved by the shareholders of the Company vide ordinary resolution dated May 29, 2024, passed through postal ballot by e-voting and by the Central Government vide its letter dated November 4, 2024.

The profiles of our executive officers are set forth below. For the profiles of Mr. Rishad A. Premji and Mr. Srinivas Pallia, please see “Directors” above.

Aparna C. Iyer is the Senior Vice President and Chief Financial Officer of the Company. Ms. Iyer was appointed as Chief Financial Officer of the Company with effect from September 22, 2023 and has served with the Company in other finance positions since 2003, including Internal Audit, Business Finance, Finance Planning and Analysis, Corporate Treasury, and Investor Relations (“IR”).

Previously, Ms. Iyer was Senior Vice President and CFO of Wipro FullStride Cloud, leading finance operations for one of Wipro’s largest global business lines.

Prior to taking over as CFO of Wipro FullStride Cloud, Ms. Iyer was the Corporate Treasurer and Head of Investor Relations for Wipro Limited. As a part of that role, she was responsible for building and executing forex risk management framework, investment of surplus cash, working capital management, and customer credit risk evaluation, driving capital allocation decisions, and managing balance sheet exposure as well as investor and analyst relationships.

As the Head of Treasury and IR, Ms. Iyer devised Wipro’s forex strategy, aiding the operating margin performance of the Company and driving improved predictability.

Ms. Iyer is a Chartered Accountant (CA) and was a gold medalist of the CA 2002 batch.

Compensation

Director Compensation

Our Nomination and Remuneration Committee determines and recommends to our Board of Directors the compensation payable to our directors. The Board of Directors, in turn, approves and recommends such compensation to the shareholders for their approval. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹ 100,000 (U.S.$ 1,170.54) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, for all non-executive directors put together, as approved by the shareholders. Further, the non-executive non-independent director is entitled to maintenance of the Founder Chairman’s office, including an executive assistant at the Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

The Nomination and Remuneration Committee has created a policy for the selection and appointment of directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.

The aggregate commission to our non-executive directors for the year ended March 31, 2025 was ₹ 127.79 million (U.S.$ 1.49 million). There were no stock options granted to non-executive directors as of March 31, 2025 and the details of shares held by non-executive directors as of March 31, 2025 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by the Nomination and Remuneration Committee, within the parameters set by the shareholders at the general meeting. Remuneration of our executive officers, including our executive directors, consists of a fixed component (base salary) and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Variable Pay Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. The variable pay of our executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the Company. The criteria for variable pay, which is paid out quarterly / annually, includes financial parameters like revenue and operating margin achievement against target, incremental consolidated net profits of the Company over the previous fiscal year, and other strategic goals as decided by the Board from time to time. Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, include both time-based restricted stock units (“RSUs”) and performance-based stock units (“PSUs”).

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2025 by our executive officers as of March 31, 2025. For the convenience of the readers, the amounts paid / payable in Indian Rupees have been converted into U.S. Dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2025 which was ₹ 85.43 per U.S.$ 1.

Name	Salary and allowances U.S.$	Commission/ variable Pay U.S.$	Others U.S.$	Long-term compensation (Deferred Benefit) (2) (3) U.S.$	Total U.S.$
Rishad A. Premji (1)	707,521	824,233	843	77,123	1,609,720
Srinivas Pallia (1)(4)(5)	1,705,151	1,702,927	2,802,355	68,850	6,279,283
Aparna C. Iyer (4)	219,943	136,770	450,371	39,651	846,735

(1)
Mr. Rishad A. Premji and Mr. Srinivas Pallia are entitled to a commission at the rate of 0.35% on incremental consolidated net profits of the Company over the previous fiscal year.
(2)
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
(3)
Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement.

(4)
The remuneration of executive officer is computed on an accrual basis. It includes the amortization of RSUs, which vest over a period of time, and PSUs that will vest based on performance parameters of the Company.
(5)
The remuneration disclosed is for the period from April 7, 2024 to March 31, 2025.

Mr. Thierry Delaporte resigned as Chief Executive Officer and Managing Director of the Company with effect from close of business hours on April 6, 2024 and was relieved from the services of the Company with effect from May 31, 2024. Details relating to the remuneration paid on resignation were provided under the section titled “Terms of Employment Arrangements” in the Annual Report on Form 20-F for the fiscal year 2024.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no stock options granted to Mr. Rishad A. Premji in fiscal year 2025. Details of stock options granted to executive director as of March 31, 2025 and stock options held and exercised by executive officers through March 31, 2025 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2025, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and non-executive non-independent director, are currently subject to retirement by rotation. The positions of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji(1)	July 30, 2029	5 years
Azim H. Premji(1)	July 30, 2029	5 years
Srinivas Pallia(2)	April 6, 2029	5 years
Dr. Patrick J. Ennis	March 31, 2026	5 years
Patrick Dupuis	March 31, 2026	5 years
Deepak M. Satwalekar(3)	June 30, 2025	5 years
Tulsi Naidu	June 30, 2026	5 years
Päivi Rekonen	September 30, 2027	5 years
N. S. Kannan	September 30, 2028	5 years

(1)
The Board of Directors, at its meeting held over April 18-19, 2024, approved the re-appointment of Mr. Rishad A. Premji as Whole-Time Director designated as Executive Chairman for a further period of five years with effect from July 31, 2024 to July 30, 2029 and re-appointment of Mr. Azim H. Premji as Non-Executive, Non-Independent Director for a further period of five years with effect from July 31, 2024 to July 30, 2029, subject to the approval of the shareholders of the Company. The re-appointments were approved by shareholders of the Company at the Annual General Meeting held on July 18, 2024.
(2)
Mr. Srinivas Pallia was appointed as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a period of five years.
(3)
The Board of Directors, at its meeting held on February 26, 2025, approved the re-appointment of Mr. Deepak M. Satwalekar as an Independent Director for a further period of five years with effect from July 1, 2025 to June 30, 2030, subject to the approval of the shareholders of the Company. The re-appointment was approved by the shareholders of the Company vide special resolution dated March 30, 2025, passed through postal ballot by e-voting.

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
•
Integrity of the Company’s financial statements and discussions with the independent auditors regarding the scope of the annual audits and fees to be paid to the independent auditors;
•
Performance of the Company’s internal audit function, independent auditors and accounting practices;
•
Compliance with legal and statutory requirements;
•
Review of related party transactions and functioning of whistle blower mechanism;
•
Implementation of the applicable provisions of the Sarbanes-Oxley Act, including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act;
•
Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries;
•
Evaluation of internal financial controls, and monitoring and reviewing of the risk management plan and such other functions as the Board of Directors may deem fit;
•
Formulation and implementation of the risk management policy, including evaluating the adequacy of risk management and internal control systems;
•
Approval of appointment of Chief Financial Officer of the Company after assessing the qualifications, experience and background, including remuneration and terms of appointment of the candidate; and
•
Evaluation of risks related to cybersecurity and significant risk exposures of the Company and assessment of steps taken by management to mitigate the exposures in a timely manner (including business continuity and disaster recovery planning).

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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. Deepak M. Satwalekar – Chairman

Ms. Tulsi Naidu and Mr. N. S. Kannan – Members

During the year ended March 31, 2025, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

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
•
Formulating the criteria for determining qualifications, positive attributes, and independence of a director;
•
Developing, periodically reviewing, and recommending to the board a set of corporate governance guidelines;
•
Reviewing the Company’s policies that relate to ESG matters;
•
Carrying out evaluation of the Board, its Committees and every director’s performance in accordance with established evaluation criteria;
•
Talent development, employee engagement and retention;
•
Formulating compensation policies, including for whole-time directors, key personnel, Chairman of the Company, CEO, key management personnel, senior management personnel and other employees, in such a manner so as to attract and retain talent;
•
Ensuring orderly succession planning for Board members, key managerial personnel and senior management;
•
Formulating, adopting, administering, enforcing, and modifying the employee stock option schemes; and
•
Formulating and recommending to the Board a corporate social responsibility(“CSR”) policy which shall indicate the activities to be undertaken by the Company.

Our Chief Human Resources Officer makes periodic presentations to the Nomination and Remuneration Committee on compensation reviews and performance linked compensation recommendations. All members of the Nomination and Remuneration Committee are independent non-executive directors. The Nomination and Remuneration Committee is the apex body that oversees our CSR policy and programs. The Nomination and Remuneration Committee is comprised of the following three non-executive directors:

Mr. Patrick Dupuis – Chairman

Mr. Deepak M. Satwalekar and Ms. Tulsi Naidu – Members

During the year ended March 31, 2025, our Nomination and Remuneration Committee held seven meetings. The charter of the Nomination and Remuneration Committee is available under the investor relations section on our website at www.wipro.com.

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
•
Overseeing administrative matters like the opening and closure of Company’s bank accounts and the grant and revocation of general, specific and banking powers of attorney; and
•
Considering and approving allotment of equity shares pursuant to the exercise of stock options, setting up branch offices and other administrative matters as delegated by the Board from time to time.

The Committee is comprised of the following three directors:

Mr. Deepak M. Satwalekar – Chairman

Mr. Rishad A. Premji and Dr. Patrick J. Ennis – Members

During the year ended March 31, 2025, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2023, 2024 and 2025, we and our subsidiaries had more than 250,000, 232,000 and 230,000 employees, respectively. As of March 31, 2023, 2024 and 2025, more than 49,000, 41,000 and 38,000, respectively, of these employees were located outside India. We have increasingly focused on hiring local resources in the countries where we operate. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people. Our relationship with employees and employee groups are based on mutual trust and respect and we continue to maintain the same spirit at all times.

Hiring

People are our greatest asset and we continue to bring extraordinary people to Wipro. Propelled by this recruitment philosophy, we hire diverse talent across the Company — from global early talent programs to lateral hires and experienced senior leadership roles. We have partnered with major campuses to set up Centres of Excellence to build talent for the future. We are focused on offering an improved candidate experience and marketing the right jobs to the right candidates. We leverage technology and automation to make data-driven hiring decisions that help us hire better and faster. Our multi-channel hiring approach includes our careers website, social media, employee referral programs, advertisements, job boards, placement consultants and walk-ins. We periodically revisit our re-hiring guidelines with a clear objective of making attractive and fair propositions to re-hire top talent, as well as maintain a structured approach towards compensation and band fit. To facilitate employee growth and enable careers within the Company, AI-based platforms have been implemented to ensure rotations and all new positions are made available to our existing employees. Through internal mobility and redeployment, we open a world of opportunities and retain our best talent.

Training (Talent Development)

We are dedicated to nurturing talent, fostering strong leadership, and supporting our employees through continuous skilling initiatives in achieving their goals, while adapting to evolving client needs and business landscapes.

Our Company’s talent development strategy is designed to align closely with our overall business strategy, ensuring the supply of right skills at the right place at the right time to effectively meet our goals and adapt to the evolving market landscape. Our mission is to provide high-quality services that help our customers achieve their goals. Being in the business of technology, we are continuously innovating, learning, and deploying technologies for our clients. Our Company’s talent development ecosystem plays a pivotal role in ensuring a continuous supply of skilled professionals. It is imperative that our employees in project/technical roles are highly skilled to deliver our client requirements. MySkill-Z, a competency framework, enables our early career associates to acquire high demand skills for better project and career opportunities.

We have changed our Next Gen Associates (“NGA”) hiring strategy from “Hire and Train” to “Train and Hire.” This approach allows us to cultivate a pipeline of talent that is pre-equipped with the skills and knowledge necessary to succeed at our Company. Through specialized skill development programs, internships, and co-op opportunities, we are offering students hands-on experience and mentorship. We believe this shift is essential for us to build a culture that increasingly values flexibility and the ability to quickly adjust to new technologies and methodologies. Our Company culture prioritizes continuous learning and development. NGAs along with other associates are encouraged to upskill and reskill throughout their tenure, ensuring that they remain agile and adaptable as industry needs change. This emphasis on lifelong learning not only benefits our current colleagues but also signals to potential newcomers that our Company is committed to their long-term growth.

We are also investing in persona-based skilling programs and career paths to help associates build future-proof careers. We believe this forward-looking approach ensures that the workforce remains relevant and capable of meeting future challenges. iAspire, our AI-powered career-management platform, provides an integrated view of every individual’s skill, experiences, and career goals while providing relevant opportunities to advance their professional growth. This helps our customer-facing teams to tap into the best fit talent and quickly deploy them into projects. In order for the skilling engine to be robust , we have a dedicated Account Academy which acts as a “One-stop” learning space for all associates in the Account Academy.

Our partnership with Harvard University ensures personalized and social learning experiences, facilitating 'just in time' learning across the Company. Bespoke programs are designed to equip associates at all career levels with relevant skills through flexible and engaging learning initiatives. Foundational talent development programs are crafted to cultivate soft skills for all NGAs, which we believe are essential for their success in their roles and assimilation within Wipro.

Key role holders build targeted competencies by participating in programs such as the Global Assimilation Program and Voyage for sales leadership and driving client centricity amongst delivery leaders. Additionally, the Wipro Selling Skills Center of Excellence provides widespread access to selling skills training for associates across the Company. Mid-career women leaders are supported with coaching programs as part of our commitment to steer diversity in leadership. Managerial personas like project leads and practice managers undergo learning journeys to build people manager competencies.

Under the aegis of Wipro Leadership Institute, Wipro’s flagship programs are meticulously designed to shape mindsets and foster personal growth and awareness by encouraging leaders to pause and recalibrate their strategic focus. These programs are delivered in person to senior managers, general managers, and vice presidents. We believe building a learning culture starts at the top. Our senior leaders in essential roles are assigned personal coaches and participate in executive leadership programs at prestigious institutions such as Harvard, Wharton, Chicago Booth, INSEAD and Stanford.

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

The design is kept simple, with ease of access and a focus on feedback and quality of conversations. Our Feed-Forward performance management module provides an opportunity for associates to seek or provide feedback throughout the year from or to any stakeholder. This feature enables recording comments for associates’ at critical career milestones such as Project Change, Manager Change or Manager Resignation. Feed-Forward is the fulcrum on which we have pivoted continuous development. Along with Feed-Forward, we encourage regular informal manager-team member sharing meetings to exchange inputs. There is an opportunity to have sit-down reviews bi-annually (October: mid-year review and April: annual review). Our annual performance review culminates in a calibrated performance rating, where managers provide feedback to their team members along with the rationale for the rating. Appropriate development plans and interventions are charted basis inputs. Processes are designed to equip line managers to own the career development and growth for their team members and are anchored on data and fairness.

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

Our pay mix is comprised of cash-based components like fixed pay and short-term incentives (variable pay) and non-cash components that include benefits like retirals and health insurance. Our leaders are also granted long-term incentives (equity pay). Compensation for executives is tied to delivery of long-term, sustainable value to shareholders and other stakeholders. Accordingly, a meaningful portion of pay is subject to achievement of short and long-term corporate and business unit performance goals. We have adopted stock incentive plans over the years, like our employee stock purchase plan in 1984, employee stock option plans in 1999 and 2000, RSU option plans in 2004, 2005 and 2007, and the Wipro Equity Reward Trust employee stock purchase plan in 2013, as part of the Company’s compensation program.

In July 2024, we adopted a new scheme for the grant of employee stock options, performance stock units and/or restricted stock units to the eligible employees of the Company and Wipro Limited group companies.

Share Ownership

The following table sets forth, as of March 31, 2025, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2025. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2025. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option exercise price has been translated into U.S. Dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2025, which was ₹ 85.43 per U.S.$ 1. The share numbers and percentages listed below are based on 10,472,136,049 equity shares outstanding as of March 31, 2025.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (U.S.$)	Date of expiration
Azim H. Premji (1)(2)	7,616,840,898		72.73	—	—	—
Srinivas Pallia (3)(4)	200,000		*	237,248	0.03	November 2026
				66,020	0.03	November 2026
				158,562	0.03	May 2027
				158,564	0.03	May 2027
				319,012	0.03	May 2028
				94,476	0.03	May 2028
				50,872	0.03	May 2028
				592,448	0.03	May 2028
Rishad A. Premji (2)	13,537,782	**	*	—	—	—
Patrick Dupuis	—		—	—	—	—
Patrick J. Ennis	—		—	—	—	—
Deepak M. Satwalekar	—		—	—	—	—
Tulsi Naidu	—		—	—	—	—
Päivi Rekonen	—		—	—	—	—
N. S. Kannan	—		—	—	—	—
Aparna C. Iyer (3)(4)	102,310		*	21,368	0.03	November 2026
				51,500	0.03	May 2027
				51,500	0.03	May 2027
				98,384	0.03	May 2028
				98,382	0.03	May 2028

(1)
Includes 1,767,826,730 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 2,041,297,946 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 2,081,133,582 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 2,711,906 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 1,063,185,966 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and shareholder, and 463,051,682 shares held by Mr. Azim H. Premji and members of his immediate family. In addition, 27,724,830 shares are held by Azim Premji Philanthropic Initiatives Private Limited and 169,908,256 shares are held by Prazim Trading And

Investment Company Pvt. Ltd. Mr. Azim H. Premji disclaims beneficial ownership of 27,724,830 shares held by Azim Premji Philanthropic Initiatives Private Limited and 1,063,185,966 shares held by Azim Premji Trust.
(2)
On November 8, 2024, Prazim Traders and Zash Traders transferred 44,954,128 and 40,000,000 equity shares, respectively, to Prazim Trading And Investment Company Pvt. Ltd.
(3)
The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2025.
(4)
The equity shares underlying options granted include options that will vest based on performance parameters of the Company.

* Represents less than 1% of the total equity shares outstanding as of March 31, 2025.

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

The salient features of our stock plans are as follows:

Name of plan	Number of options (1)	Range of exercise prices (1)		Effective date	Termination date	Other remarks
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (2)(3)	174,595,958	U.S.$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (2)(3)	96,595,958	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (2)(3)	67,663,302	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme) (2)(4)	400,000,000	U.S.$ ₹	0.03 2	July 18, 2024	—	Perpetual until the options are available for grant under the plan

(1)
Subject to adjustment for corporate action from time to time.
(2)
The number of options reserved under the plan is adjusted to reflect the bonus issue in the proportion of 1:1, which was approved by the shareholders on November 21, 2024.
(3)
The number of options reserved under the plan is adjusted to reflect the migration of 23,000,000 shares from the WSRUP 2005 plan and 32,000,000 shares from the WSRUP 2007 plan to the WARSUP 2004 plan. This was approved by the shareholders on March 30, 2025.
(4)
The Company adopted the Wipro 2024 Scheme pursuant to approval of shareholders vide special resolution at the Annual General Meeting held on July 18, 2024.

Please also refer to Note 29 of our Notes to Consolidated Financial Statements.

At its meeting held over April 18-19, 2024, the Board of Directors approved the adoption of “Wipro Limited Employee Stock Options, Performance Stock Unit and Restricted Stock Unit Scheme 2024” (the “Scheme”) in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, subject to approval of the shareholders of the Company and other regulatory/statutory approvals as may be necessary. The said resolution was approved by shareholders of the Company vide special resolution at the Annual General Meeting held on July 18, 2024. For the implementation of this Scheme, 400 million stock units are earmarked for future grants to eligible employees and shall continue to be in force until the date on which all of the ESOPs, RSUs and PSUs available for grant under the plan have been granted and exercised or have lapsed or have been cancelled by the Nomination and Remuneration Committee.

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

Pursuant to the shareholder approval at the shareholder meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs. During the year ended March 31, 2025, no shares were transferred by the WERT to eligible employees on exercise of stock options. As of March 31, 2025, the WERT held 11,905,480 shares of the Company.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2025, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2025, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 10,472,136,049 equity shares outstanding as of March 31, 2025.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2025	% of Class of Total Shares Outstanding
Azim H. Premji (1)	Equity	7,616,840,898	72.73
Hasham Traders	Equity	1,767,826,730	16.88
Prazim Traders	Equity	2,041,297,946	19.49
Zash Traders	Equity	2,081,133,582	19.87
Azim Premji Trust	Equity	1,063,185,966	10.15

(1)
Includes shares held by Hasham Traders, Prazim Traders, Zash Traders and Azim Premji Trust as detailed above. Additionally, it also includes 2,711,906 shares held by Hasham Investment and Trading Company Private Limited, 169,908,256 shares held by Prazim Trading And Investment Company Pvt. Ltd., 463,051,682 shares held by Mr. Azim H. Premji and members of his immediate family and 27,724,830 shares held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of shares held by Azim Premji Philanthropic Initiatives Private Limited and shares held by Azim Premji Trust.

Our ADSs are listed on the NYSE. Each ADS represents one equity share of par value ₹ 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Exchange Act and, as of March 31, 2025, 2.78% of the Company’s equity shares are held through ADSs by approximately 103,047 holders of record. As of March 31, 2025, approximately 97.22% of the Company’s equity shares are held by 2,431,179 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2025, about 8.45% of the Company’s equity shares were held by these FIIs, NRIs, foreign nationals and FPIs, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control, of our Company.

Related Party Transactions

Terms of Employment Arrangements and Indemnification Agreements: We are a party to various employment and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements” under Item 6 of this Annual Report on Form 20-F for a description of the agreements that we have entered into with our directors and executive officers.

Related parties: For details and summary of transactions with related parties, please refer to Note 31 to the Consolidated Financial Statements.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report on Form 20-F for the fiscal year ended March 31, 2025:

•
Report of the independent registered public accounting firm;
•
Consolidated Statements of Financial Position as of March 31, 2024 and 2025;
•
Consolidated Statements of Income for the years ended March 31, 2023, 2024 and 2025;
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2023, 2024 and 2025;
•
Consolidated Statements of Changes in Equity for the years ended March 31, 2023, 2024 and 2025;
•
Consolidated Statements of Cash Flows for the years ended March 31, 2023, 2024 and 2025; and
•
Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with IFRS as issued by the IASB.

Export Revenue

For the years ended March 31, 2023, 2024 and 2025, 97.2%, 97.4% and 97.7% of our total segment revenue, respectively, was from export of our products and rendering of services to customers outside of India.

For the years ended March 31, 2023, 2024 and 2025, we generated ₹ 884,233 million, ₹ 874,459 million and ₹ 870,217 million from export against our total segment revenues of ₹ 909,348 million, ₹ 897,943 million and ₹ 890,916 million, respectively.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report on Form 20-F for this information.

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

The Company’s Board-approved Capital Allocation and Dividend Distribution Policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Significant Changes

None.

Item 9. The Offer and Listing

Our equity shares are traded on the BSE and the NSE (together, the “Indian Stock Exchanges”). Our ADSs, as evidenced by ADRs, are traded in the U.S. on the NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2025, we had 10,472,136,049 issued and outstanding equity shares. As of March 31, 2025, there were approximately 103,047 record holders of ADRs evidencing 291,183,042 equivalent ADSs equity shares. As of March 31, 2025, there were 2,431,180 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

In June 2021, Wipro IT Services, LLC, a wholly owned step-down subsidiary of the Company, issued the Notes. The Notes are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

Plan of Distribution

Not applicable.

Markets

Our equity shares are traded on the Indian Stock Exchanges, and our ADSs began trading in the United States on the NYSE on October 19, 2000.

Trading Practices and Procedures on the Indian Stock Exchanges

Trading on Indian Stock Exchanges is accomplished on electronic trading platforms. Orders can be entered with a specified term of validity that may last until the end of the session or day. Dealers must specify whether orders are for a proprietary account or for a client. The Indian Stock Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on the Indian Stock Exchanges normally takes place from 9:15 a.m. to 3:30 p.m. on all weekdays, except holidays. The Indian Stock Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. The Indian Stock Exchanges also have separate online trading systems and separate clearing houses.

The Indian Stock Exchanges earlier operated on a trading day plus one, or T+1 rolling settlement systems. Effective January 31, 2025, the Indian Stock Exchanges introduced a trading day plus zero, or T+0 rolling settlement system, on an optional basis. On the same day, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities.

In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock specific margins from the members. In order to restrict abnormal price volatility, SEBI has instructed the Indian Stock Exchanges to apply the following price bands, calculated at the previous day’s closing price.

Index Based Market Wide Circuit Breaker

Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty 50 for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivatives markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either the SENSEX or the Nifty 50 whichever is breached earlier. In the event of a 10% movement of either of these indices, there would be a 45-minute market halt if the movement takes place before 1 p.m. In the event the movement takes place at or after 1 p.m. but before 2:30 p.m. there will be a trading halt for 15 minutes. In the event the movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 1-hour 45-minute market halt if the movement takes place before 1 p.m. If the 15% trigger is reached at or after 1 p.m. but before 2 p.m., there will be a 45-minute halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The index circuit breaker limits for 10%, 15% and 20% levels are computed on a daily basis based on the previous day’s closing level of the index rounded off to the nearest tick size.

Listing

SEBI has promulgated the SEBI Listing Regulations, which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The estimated aggregate market capitalization of stocks trading on the NSE as of March 31, 2025 was approximately U.S.$ 4.81 trillion. The clearing and settlement operations of the NSE are managed by its wholly owned subsidiary, NSE Clearing Limited (“NSE Clearing”). Funds settlement takes place through designated clearing banks. NSE Clearing interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2025 was approximately U.S.$ 4.83 trillion. The BSE began allowing online trading in May 1995. Only a member of the BSE has the right to trade in the stocks listed on the BSE. The Indian Clearing Corporation Limited carries out the functions of clearing, settlement, collateral management and risk management for various segments of the BSE.

Derivatives

Trading in derivatives in India takes place on a separate segment of an existing stock exchange. The derivative segment of a stock exchange is under the supervision of the SEBI.

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

Securities Transaction Tax

A brief description of the securities transaction tax and capital gains treatment under Indian law is provided under the section “Taxation” in Item 10 of this Annual Report on Form 20-F.

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

Share Capital

Not applicable.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Bengaluru, Karnataka, India, under the Corporate Identification Number L32102KA1945PLC020800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum of Association included as an exhibit to the Form 6-K filed with the SEC on February 28, 2019 and the amended Articles of Association included as an exhibit to the Form 6-K filed with the SEC on July 18, 2019. The Memorandum and Articles of Association of the Company are available at www.wipro.com.

Our Articles of Association provide that the minimum number of directors shall be 4 and the maximum number of directors shall be 15. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. The Chairman of our Board is not subject to retirement by rotation. Our Articles of Association provide that at least two-thirds of the remaining directors shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors is fixed by the Nomination and Remuneration Committee of the Board of Directors and approved by our Board of Directors and our shareholders in accordance with the provisions of the Companies Act, 2013, and the rules and regulations made thereunder.

Objects and Purposes of Our Memorandum of Association

The following is a summary of our existing objectives as set forth in Section 3 of our Memorandum of Association:

•
To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based and Web-enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services such as billing services, processing services, database services, data entry business marketing services, business information and management services, training and consultancy services to businesses, organizations, firms, corporations, trusts, local bodies, states, governments and other entities; establishing and operating service processing centers for providing services for back office and processing requirements, marketing, sales and credit collection services for companies engaged in the business of remote processing and IT-enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image or letters using dedicated international private lines to handle business process management, remote help desk management; and remote management.
•
To carry on business in India and elsewhere as a manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factor, agent, hirer and dealer of computer hardware and software and any related aspects thereof.

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

During fiscal year 2025, we declared an interim cash dividend of ₹6 per equity share. The Board recommended the adoption of the interim dividend of ₹6 per equity share as the final dividend for the year ended March 31, 2025. Thus, the total dividend for the year ended March 31, 2025 was ₹6 per equity share.

The Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (as amended from time to time, the “IEPF Rules”), provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the GoI after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). The MCA notified the IEPF Rules which introduced various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under Section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2025, the Company transferred ₹ 3.39 million (U.S.$ 0.04 million) and 194,841 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian Rupees and are generally converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Our Board-approved Capital Allocation and Dividend Distribution Policy is available on the corporate governance page of the Company’s website at www.wipro.com.

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

At its meeting held on October 17, 2024, our Board of Directors approved an issue of stock dividend, commonly known as bonus issue in India, in the proportion of 1:1, i.e., 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders). The said bonus issue was approved by the shareholders of the Company vide resolution dated November 21, 2024 passed through postal ballot/e-voting. Subsequently, on December 4, 2024, the Company allotted the bonus equity shares to the shareholders who held equity shares as on the record date of December 3, 2024.

The stock dividend does not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend shall continue to represent one equity share of par value of ₹ 2 per share.

Buyback of Equity Shares

Under the Companies Act, 2013, a company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the SEBI (Buyback of Securities) Regulations, 2018 (as amended from time to time). Accordingly, the board of directors can approve a buyback of up to 10% of paid-up equity capital and free reserves. In the event the buyback size is above 10% and up to 25% of paid-up equity capital and free reserves, the company is also required to obtain shareholders’ approval. In order for ADS holders to participate in a buyback, they must become direct holders of equity shares as of the record date fixed for the buyback.

During fiscal year ended March 31, 2025, the Company did not buyback any equity shares from its shareholders.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company did not make any consolidation or sub-division of its shares during the fiscal year ended March 31, 2025.

The Board of Directors has the power to increase and reduce or consolidate or sub-divide the capital of the Company subject to the applicable provisions of Companies Act, 2013 and the Articles of Association of the Company. Currently, the Board of Directors has the power to divide the shares in the capital into several classes and to attach preferential, deferred, qualified or special rights, privileges or conditions as may be determined by, or in accordance with, the Articles of Association of the Company. Further, the Board of Directors has the ability to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Companies Act, 2013 or provided by the Articles of Association of the Company if and whenever the capital of the Company is divided into shares of different class, and the rights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act, by the Articles of Association or by the terms of issue, but not further or otherwise.

Preemptive Rights, Issue of Additional Shares and Distribution of Rights

The Companies Act, 2013 gives equity shareholders the right to subscribe for new shares in proportion to their respective existing shareholding unless otherwise determined by a special resolution passed by a general meeting of the shareholders, and the right to renounce such subscription right in favor of any other person. Holders of ADSs may not be permitted to participate in any such offer.

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

Preference Shares

Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares and any resolution for the winding up of the Company or for the repayment or reduction of its equity or preference share capital. However, holders of preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. As at March 31, 2025, we had no preference shares issued and/or outstanding.

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

Since 2020, the MCA and SEBI issued various relaxations to listed companies, such as allowing listed companies to conduct extraordinary general meetings and AGMs through video conferencing or other audiovisual means and consideration of attendance of shareholders through video conferencing or other audiovisual means for the purposes of reckoning quorum, among other things.

The Company typically conducts its AGM in July every year.

Mergers and Acquisitions

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

During the year ended March 31, 2024, our Board of Directors approved a scheme of amalgamation, pursuant to Sections 230 to 232 and other relevant provisions of the Companies Act, 2013, for the merger of the following wholly-owned subsidiaries with and into Wipro Limited:

i.
Wipro HR Services India Private Limited;
ii.
Wipro Overseas IT Services Private Limited;
iii.
Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited);
iv.
Wipro Trademarks Holding Limited; and
v.
Wipro VLSI Design Services India Private Limited.

The Company is awaiting the approval from the Hon’ble National Company Law Tribunal (the “NCLT”) on the proposed merger.

Audit and Annual Report

At least twenty-one days before the Annual General Meeting of the shareholders (excluding the days of mailing and date of the meeting), we are required to distribute to our shareholders audited financial statements including consolidated financial statements and the related reports of our Board of Directors and the auditors, together with a notice convening the Annual General Meeting. The SEBI permits distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements. Under the Companies Act, 2013, a company must file its financial statements, including the balance sheet and annual statement of profit and loss account and consolidated financial statements presented to the shareholders within 30 days of the conclusion of the Annual General Meeting, with the Registrar of Companies.

After the global COVID-19 pandemic, SEBI permitted listed companies to send copies of its financial statements (including the Board’s report and auditor’s report) and other documents required to be attached therewith, only by email to shareholders.

A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the annual general meeting.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities imposed by Indian law, including the rights of non-resident or foreign shareholders to hold securities, are discussed in Item 10 of this Annual Report on Form 20-F, under the sections titled “Investment by NRIs”, “Investment by Foreign Portfolio Investors”, “Investment by Foreign Venture Capital Investors” and “Overseas Direct Investment (ODI)” and is incorporated herein by reference.

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

The Depositary will make all reasonable efforts, and subject to the provisions of Indian law, our Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders holding equity shares in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and of our shareholders holding equity shares in physical form through our registrar and share transfer agents i.e., KFin Technologies Limited. For the purpose of determining the shareholders entitled to annual dividends, if any, a record date or date of closure of transfer books is determined prior to the AGM of the shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed, inter alia, for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buybacks. The SEBI Listing Regulations require us to give at least three working days’ prior notice to the stock exchanges before such record date, excluding the date of intimation and the record date. Additionally, the SEBI Listing Regulations prescribe that the Company shall ensure the time gap of at least five working days between two record dates.

Shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. The requirement to hold the equity shares in book entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

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

In accordance with the proviso to Regulation 40(1) of the SEBI Listing Regulations (as amended), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depositary. Shareholders may, however, tender such physical shares in an open offer, buyback through tender offer and exit offer in case of voluntary or compulsory delisting.

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

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders. The additional issue of shares is subject to the preemptive rights of the shareholders and provisions governing the issue of additional shares are discussed in Item 10 of this Annual Report on Form 20-F. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders.

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

Compliance requirement relaxations by MCA during the year ended March 31, 2025

The MCA granted certain relaxations in compliance with applicable laws by corporates. The key relaxations introduced are as follows:

i.
On September 9, 2024, MCA notified the Competition (Minimum Value of Assets or Turnover) Rules, 2024. These Rules were introduced to provide a relaxation under the Competition Act for transactions relating to mergers and amalgamations. The key highlight of these Rules is that if the value of assets of the target company does not exceed ₹ 450 crores or turnover does not exceed ₹ 1,250 crores, it will not constitute as combination under the Competition Act.
ii.
Through its notification dated September 9, 2024, MCA granted relaxation from certain compliance requirements under the Competition Act, specifically concerning approval obligations for combinations from the Competition Commission of India (CCI). Some of the transactions that are exempted under the relaxation are as follows:
a)
acquirers acquiring 25% or less of the total shares of the target company.
b)
acquiring additional shares of the target company, where the acquirer or its group entities, prior to acquisition, holds shares of the target, but does not hold more than 25% of the shares of the enterprise, either prior to or after such acquisition.
c)
acquisition of additional shares of the target company, where the acquirer or its group entities, prior to acquisition, holds more than 25% shares but does not hold more than 50% shares.
d)
acquisition of shares pursuant to a bonus issue or stock splits or buyback of shares or subscription to rights issue of shares, not leading to a change in control.
iii.
Through its General Circular dated September 19, 2024, the MCA permitted companies to conduct their general meetings through video conference or other audio-visual means or transact items through postal ballot up through September 30, 2025.

MCA amendments during the year ended March 31, 2025

(i)
MCA vide its notification, effective from September 17, 2024, further amended the provisions on mergers or amalgamations involving a foreign holding company and its wholly-owned Indian subsidiary. The newly introduced sub-rule 5 under Rule 25A of Companies (Compromises, Arrangements and Amalgamations) Amendment Rules, 2024 stipulates that both companies must obtain prior approval from the RBI before proceeding. Additionally, the Indian transferee company must comply with Companies Act, 2013 and submit an application to the Central Government for the said merger or amalgamation. This amendment brings more clarity and procedural requirements for cross-border mergers involving foreign holding companies and their Indian subsidiaries.
(ii)
On July 15, 2024, MCA issued the Specified Companies (Furnishing of information about payment to micro and small enterprise suppliers) Amendment Order, 2024. The amendment via this order introduces a pivotal change as it aims to strengthen the reporting framework concerning payments to micro, small and medium enterprises (“MSMEs”).

According to the revised Order, companies must now report details regarding payments made to MSMEs after 45 days during the half-year reporting period in the prescribed form. Earlier, companies were not required to file the form unless there were outstanding amounts due to MSMEs at the end of the reporting period.

Corporate Social Responsibility

The Companies Act, 2013, read with the Companies (Corporate Social Responsibility Policy) Rules, 2014 (the “CSR Rules”), requires that companies meet certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of the company’s average profits, before taxes for the previous three fiscal years, on certain identified areas of CSR. This requirement became effective April 1, 2014. We have complied with this requirement, and a detailed report on CSR will form part of the Annual Report of the Company for fiscal year 2025.

Wipro’s Board-approved CSR policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Investor Education and Protection Fund (IEPF)

The MCA, vide its notification dated September 9, 2024, notified the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Second Amendment Rules, 2024. These rules mandate all companies to take a special contingency insurance policy from an insurance company towards the risk arising out of claims filed by investors in respect of e-verification report submitted by the company. In line with this requirement, the Company has procured the Insurance policy.

Related Party Transactions – Companies Act, 2013 perspective

Pursuant to Section 188 of the Companies Act, 2013, certain related party transactions require approval of a company’s board of directors, as well as the approval of its shareholders if they exceed certain prescribed threshold limits. However, these requirements will not apply if the related party transactions are in the ordinary course of business and at arm’s length. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. In case of transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the annual general meeting for approval, no prior approval of Board and Shareholders will be required, provided such transactions are in the ordinary course of business and at an arm’s length basis. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering into such contracts and arrangements.

Rule 6A of Companies (Meetings of Board and its Powers), Rules, 2014 provides that, in approving Related Party Transactions, the Audit Committee shall consider the need for omnibus approval for transactions of repetitive nature, and omnibus approval shall contain or indicate the nature and duration of the transaction, and whether the transactions are in the ordinary course of business and are at an arm’s length price, amongst other requirements.

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

Material Contracts

We are a party to various employment arrangements with our executive directors and executive officers. See “Terms of Employment Arrangements” under Item 6 of this Annual Report on Form 20-F for a further description of the employment arrangements and indemnification agreements that we have entered into with our directors and executive officers.

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

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 vide Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. An amended definition of “public shareholding” was introduced to define equity shares of the Company held by the public to include shares underlying DRs if the holder of such DRs has the right to issue voting instruction and such DRs are listed in international stock exchange in accordance with the 2014 Scheme.

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

Through its circular dated December 18, 2020, SEBI provided certain relaxations to NRIs in respect of holding of DRs issued by India-listed companies.

SEBI Listing Regulations

The SEBI Listing Regulations were notified on September 2, 2015 to replace the listing agreement and were implemented from December 1, 2015. The SEBI Listing Regulations consolidate and streamline the provisions of existing listing agreements for different segments of the capital markets (i.e., equity, non-convertible debt securities, non-convertible redeemable preference shares, Indian DRs and securitized debt instruments and units issued by mutual fund schemes). It lays down provisions for transparency and fair disclosures by all Indian-listed companies. Amendments to the SEBI Listing Regulations have been made from time to time to reinforce compliance and protect the interest of investors.

SEBI amended the SEBI Listing Regulations vide its notifications dated May 17, 2024, May 21, 2024, December 13, 2024 and December 31, 2024. The amendments were mainly aimed at: (a) enhancing and streamlining disclosure requirements for material events/information of a listed entity; and (b) strengthening corporate governance by empowering shareholders and protecting minority shareholders.

The key changes introduced by way of the aforesaid amendments are listed below:

•
The listed companies are required to confirm, deny or clarify any market rumor pertaining to a specific upcoming event, which is not of a general nature, and is reported in mainstream media, if it causes a significant movement in the company’s stock price. This verification must be conducted within 24 hours of the material price movement. The share price movement of 3 percent or more (upward or downward) will trigger the disclosure requirement.
•
Listed entities are required to give prior intimation of at least two working days (excluding the date of the intimation and date of the meeting) to stock exchanges about the meeting of the board of directors in which financial results are due to be considered and approved. This was previously five working days in advance.
•
SEBI has mandated that the Compliance officer shall now be not more than one level below the board of directors and shall be designated as a Key Managerial Personnel (“KMP”). Vide its circular dated April 1, 2025, SEBI clarified that “one level below the board of directors” shall mean one level below the Managing Director or Whole-time Director(s) who are part of the Board of Directors.
•
SEBI introduced the Integrated filing (Governance) to facilitate ease of filing and compliance for listed entities. The integrated report, consisting of an investor grievance redressal report and a corporate governance report, is now required to be filed within 30 days from the end of each quarter.
•
The integrated filing of financial statements, disclosure of related party transactions and statement of deviation and variation was also introduced by SEBI to be filed within 45 days from the end of each quarter and within 60 days from the end of the last quarter and financial year.

•
The listed companies are required to take prior approval from shareholders toward appointment or a re-appointment of a person, including as a managing director or a whole-time director, who was earlier rejected by the shareholders at a general meeting. The notice to shareholders shall be annexed with a detailed explanation and justification by the Nomination and Remuneration Committee and the Board of Directors for recommending such a person for appointment or re-appointment.
•
Every listed entity and its material unlisted subsidiaries incorporated in India are now required to undertake Secretarial Audit by a Secretarial Auditor who shall be a Peer Reviewed Company Secretary. Earlier, it was not required to be done by a Peer Reviewed Company Secretary. Furthermore, on the basis of a recommendation of the board, a listed entity shall appoint/re-appoint a Secretarial Audit firm as Secretarial Auditor for not more than two terms of five consecutive years, with the approval of its shareholders in its AGM.
•
Every listed company is required to disclose the outcome of meetings of the Board of Directors held to consider dividend, buyback, fund raising, bonus issue or financial results, among others, within three hours from the closure of the board meeting in case the meeting closes after normal trading hours of that day but more than three hours before the beginning of the normal trading hours of the next trading day and within thirty minutes or three hours, as applicable, in case the meeting of the board of directors is being held for more than one day. Earlier it was required to be disclosed within 30 minutes of the closure of the meeting.
•
In case of the acquisition of shares or voting rights in an unlisted company, aggregating to 20% or any subsequent change in holding exceeding 5% from the last disclosure, the listed company is required to file a disclosure to the stock exchanges within 12 hours.
•
Every listed entity is required to disclose, within 24 hours, an imposition of a fine or penalty levied by any regulatory, statutory, enforcement authority or judicial body against the listed entity or its directors, key managerial personnel, senior management, promoter or subsidiary. Disclosure is required in the following cases:

- fine or penalty of Indian Rupees one lakh or more imposed by sectoral regulator or enforcement agency;

- fine or penalty of Indian Rupees ten lakhs or more imposed by other authority or judicial body.

•
SEBI has brought more clarity towards the disclosure of tax litigation or dispute under the Listing Regulations. Any such litigation or dispute shall now be disclosed to the exchanges on application of materiality criteria as specified under Para B of Part A of Schedule III of Listing Regulations.

In February 2025, the Industry Standards Forum (“ISF”), consisting of ASSOCHAM, CII and FICCI, released a note on Regulation 30 of Listing Regulations. This note has brought in certain additional clarifications and guidance on the disclosure requirements to stock exchanges.

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

Vide its notification dated December 13, 2024, SEBI has amended the provisions of related party transactions. Now the remuneration and sitting fees paid by the listed entity or its subsidiary to its director, KMP or senior management, except he or she is part of a promoter or promoter group, shall not require approval of the audit committee and the transactions related to payment of statutory dues/fees/charges entered into between a listed entity with the government shall be exempted from any prior approval of audit committee or shareholders.

Further, the members of the audit committee may now ratify the related party transactions within 3 months from the date of the transaction or in the immediate next meeting of the audit committee, whichever is earlier, subject to the following conditions:

(i)
the value of the ratified transaction(s) with a related party, whether entered into individually or taken together, during a financial year shall not exceed rupees 1 crore.

(ii)
the transaction shall not be material in terms of the provisions of these regulations.
(iii)
rationale for inability to seek prior approval for the transaction shall be placed before the audit committee at the time of seeking ratification.

In February 2025, SEBI issued the Industry Standards on minimum information to be provided for approval of related party transactions by the audit committee and shareholders. This includes details such as particulars of the related party, relationship and ownership of the related party, and financial performance of the related party, among others. This requirement was made effective for transactions undertaken after April 1, 2025. Vide its circular issued in March 2025, SEBI deferred this requirement to July 1, 2025.

Prohibition of Insider Trading Regulations, 2015

In May 2015, SEBI introduced the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“PIT Regulations”) replacing the earlier framework of the SEBI (Insider Trading) Regulations, 1992. It was introduced with an aim of bringing the basic framework governing the regime of insider trading practices in line with the dynamic global scenario and to tighten the gaps in the existing norms.

Among the various disclosure procedures provided for in the PIT Regulations, constituting a Structured Digital Database (SDD) has been mandated by Regulation 3(5). This database shall contain records of all persons who are in possession of unpublished price sensitive information of the company and such database has to be maintained in a non-tamperable manner and must include timestamping and audit trail to ensure transparency and avoid any fabrication of data through editing.

Vide its notification dated December 4, 2024, SEBI has broadened the definition of connected persons to include the relatives of connected persons as against immediate relatives. SEBI has intended to bring into its ambit persons who may seemingly not occupy any position in a company but are in regular touch with the company and its officers and are involved in the know of the company’s operations by having possible access to unpublished price sensitive information about the company.

Further, vide its notification dated March 11, 2025, SEBI has broadened the definition of “unpublished price sensitive information” to include: fraud/defaults by the company, its promoter, director, KMP, or subsidiary or their arrest, whether occurred within India or abroad, the outcome of any litigation or dispute which may have an impact on the Company, and a change in ratings other than the ESG rating, among others.

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

Upon the acquisition of 25% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 26% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to the acquisition of ADS having voting rights. The acquisition of ADS having voting rights, irrespective of conversion into underlying equity shares, is subject to disclosures, an acquisition trigger and the reporting requirements under the Takeover Code.

SEBI vide its notification dated May 17, 2024, has notified that for the purpose of determining the offer price for acquisition of shares under the Takeover Code, the effect on the price of equity shares of the target company due to material price movement and confirmation of reported event or information may be excluded as per the framework specified under Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

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

Under SBEB Regulations, a company may implement a scheme(s) either directly or by setting up an irrevocable trust. If company prefers to implement the scheme through a trust, the same has to be decided upfront at the time of taking approval of the shareholders for setting up the scheme. The trustees of a trust, which is governed under these regulations, shall not vote in respect of the shares held by such trust, to avoid any misuse arising out of exercising such voting rights.

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

SEBI (Buy-Back of Securities) Regulations, 2018

In September 2018, the new SEBI (Buy-back of Securities) Regulations, 2018 (“Buy-back Regulations”) were approved and made effective. This was introduced with an aim to simplify the language, remove redundant provisions and inconsistencies, update for references to the Companies Act, 2013 and other new SEBI regulations and incorporate information from relevant circulars, frequently asked questions and previously provided informal guidance.

As per Buy-back Regulations, a company may buy-back its shares in the open market through stock exchange at the volume weighted average price of the shares bought-back, during the calendar week in which such shares were received by the broker. Vide its notification dated May 17, 2024, SEBI has provided an exception that the effect on the price of equity shares due to material price movement and confirmation of reported event or information may be excluded as per the framework specified under Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for determination of the volume weighted average market price.

Vide its notification dated November 20, 2024, SEBI has amended the Buy-back regulations, and the following are the key highlights:

1.
A company, while calculating the entitlement ratio for the buy-back of equity shares, shall not consider the shares held by a promoter or promoter group in case any member of the promoter or promoter group has declared its intention to not participate in the buy-back.
2.
As per the recent amendments, the buy-back offer shall now open not later than four working days from the date of public announcement.
3.
A company is now required to make public disclosure if it is issuing shares during the buy-back period in order to discharge subsisting obligations through stock option schemes along with the potential impact of these subsisting obligations.

Enabling T+2 trading of Bonus shares where T is the record date

As a part of the continuing endeavor to streamline the process of the bonus issue of equity shares, it has been decided by SEBI to reduce the time taken for credit of bonus shares and trading of such shares, from the record date of the bonus issue. In light of this change, the shares allotted pursuant to the bonus issue will now be available for trading on the next working date of the allotment of shares.

Compliance requirement relaxations by SEBI

SEBI issued several relaxations in compliance with applicable laws by corporates. Vide its circular dated October 3, 2024, SEBI has extended the relaxation for sending physical copies of financial statements (including the Board’s report, the auditor’s report or other documents required to be attached therewith) to the shareholders, for general meetings conducted until September 30, 2025.

Foreign Direct Investment (“FDI”)

Foreign investments in India are governed by the provisions of the FEMA and the rules and regulations made thereunder. FEMA regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the RBI or the GoI, as the case may be.

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

The primary objectives of these norms are:

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

In cases where the prescribed conditions are not met, approval of the Central Government and the RBI may also be required. The limits for allowable remittance from India by a person resident in India under the Liberalized Remittance Scheme issued by RBI is U.S.$ 250,000, per financial year, for any permitted current or capital account transaction or a combination of both.

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

RBI, vide its notification dated January 14, 2025, has provided relaxation to residents outside India to open Special Non-Resident Rupee (SNRR) Accounts with overseas branches of Authorized Dealer banks, with an aim to improve ease of making investments, to internationalize the Indian Rupee in foreign markets and to provide additional avenues/modes to non-residents for making investments. This relaxation will in turn enable non-residents to use their balances held in repatriable foreign currency or INR accounts for foreign investment, including FDI in non-debt instruments. This relaxation was previously available for FPIs (as defined below) and is now extended to FDI as well.

Consolidated FDI Policy – 2020

On October 28, 2020, the latest edition of the GoI’s consolidated FDI policy was released, effective October 15, 2020. The consolidated FDI policy is a compilation of decisions taken and amendments notified by the GoI with regard to FDI in various sectors.

Reporting of Foreign Investment in India

With an objective of improving ease of doing business in India, the RBI introduced the Single Master Form reporting system which subsumes all existing reporting requirements, irrespective of the mode or instrument through which the foreign investment is made. Prior to implementation of the same, the RBI provided an interface to the Indian entities to input data on total foreign investments in a specified format. The RBI introduced this new system for smoothening the reporting system for transactions which are FDI related. All forms which are used for making required reporting to the RBI have been combined into one form so that users can access one common platform for all reporting.

Investments by NRIs

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. Further, these facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. An individual NRI or OCI may not hold more than 5% of the total paid-up equity capital of a company on a fully diluted basis, and the aggregate holding of all NRIs and OCIs may not exceed 10% of a company’s total paid-up equity capital on a fully diluted basis. The aggregate ceiling of 10% may be raised to 24% if a special resolution to that effect is passed by the members of the company. An NRI or an OCI resident outside India may invest in certain capital instruments issued by an Indian company, capital of an Indian limited liability partnership and convertible notes issued by an Indian startup company on a non-repatriation basis. Further, NRIs or OCIs may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the foreign direct investors described above. Investments by NRIs or OCIs on a non-repatriation basis will be deemed to be domestic investments at par with investments made by residents. A company, trust and partnership firm incorporated outside India and owned and controlled by NRIs can invest, with the special dispensation as available to NRIs under the FDI policy. The RBI no longer recognizes OCBs as an eligible class of investment vehicles under various routes and schemes under the foreign exchange regulations.

Investments by Foreign Portfolio Investors

SEBI introduced Foreign Portfolio Investors Regulations 2014 (the “FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts and qualified foreign investors merged into a new investor class called Foreign Portfolio Investors (“FPI”). FPI Regulations restrict purchases of equity shares of each company by a single FPI or an investor group to below 10% of the total paid up equity capital of the company on a fully diluted basis.

The individual investment limits for the FPIs shall be below 10% of the total paid-up equity capital on a fully diluted basis.

Effective from April 1, 2020, the aggregate limit for investments by FPIs would be the sectoral cap applicable to such Indian company.

Portfolio investments up to the lower of (i) an aggregate foreign investment level of 49% or (ii) the sectoral/statutory cap will not be subject to either government approval or compliance with the sectoral conditions, as the case may be, provided that such investments do not result in a change in ownership and lead to control of Indian companies by non-resident entities.

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

Overseas Direct Investment (“ODI”)

An Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding U.S.$ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements. Accordingly, a company can make financial commitments in a financial year of up to U.S.$ 1 billion, or such higher amount as may be approved by the RBI, subject to the overall amount being within limits of 400% of the company’s net worth as per its latest audited financial statements.

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

SEC Clawback Rules

On October 26, 2022, the SEC adopted the final compensation clawback rules (the “SEC Clawback Rules”) that require listed issuers (with limited exceptions) to (i) develop and implement a clawback policy to recover excess incentive compensation from executive officers if amounts were based on material misstatements in the financial reports, (ii) file the clawback policy as an exhibit to their annual report and (iii) include disclosures in their SEC filings if recovery is triggered under their clawback policy. The final rules were published in the Federal Register on November 28, 2022.

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

The period of 60 days referred to above shall be read as 182 days (i) in the case of a citizen of India who leaves India in a fiscal year for the purposes of employment outside of India or (ii) in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more. Pursuant to the Finance Act, 2020, an amendment is enacted in clause (b) of Explanation 1 of Subsection (1) to Section 6 whereby, for a citizen of India or a person of Indian origin visiting India, the period of 60 days or more is extended to 120 days or more, subject to fulfillment of certain conditions.

A company is a resident of India if it is incorporated in India or its place of effective management is in India during the year.

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

Taxation of Capital Gains: The following is a brief summary of capital gains taxation of non-resident and resident holders in respect of the sales of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in Sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the 2014 Scheme. The Finance Act, 2024 has rationalized and simplified the provisions of the capital gains taxation by changing the holding period and tax rates of the various instruments. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than 24 months and 12 months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of 24 months or less and 12 months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•
Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.
•
With effect from July 23, 2024, long-term capital gains realized by a resident holder from the transfer of the ADSs will be subject to tax at the rate of 12.5% as compared to 10% previously. Short-term capital gains on such a transfer as per the provisions of the Income-tax Act will be taxed at graduated rates with a maximum of 30%.
•
With effect from July 23, 2024, long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 12.5% as compared to 10% previously as per the provisions of the Income-tax Act, 1961.
•
Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax for sale executed before March 31, 2018 and the short-term capital gains on such sale will be taxed at 20% (effective from July 23, 2024) as compared to 15% previously. An additional tax called “Securities Transaction Tax”, or “STT” (as defined and described in further detail below) will be levied at the time of settlement. The Finance Act 2018 introduced a section “112A” effective April 01, 2018—Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of ₹ 125,000 (effective from July 23, 2024 for financial year 2024-25 and onwards). However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

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

•
In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range (in ₹)	Surcharge rate for FY 2024-25
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 25% 37%
Firms/Local Authority	0-10 million Above 10 million	Nil 12%
Co-operative Society	0-10 million 10 million – 100 million Above 100 million	Nil 7% 12%
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12% (rate is 10% for Companies opting for section 115BAA)
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%

•
The above rates may be reduced by the applicable tax treaty in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In the case of employees who receive shares allotted as part of a company’s stock option plan, the purchase price shall be the fair market value which has been taken into account for the purpose of computing the perquisite on salaries. In 1992, the government allowed established Indian companies to issue FCCB. Effective April 2008, the conversion of FCCBs into shares or debentures of any company shall not be treated as a ‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired.
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

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity-oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity-oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a) Sale of an option in securities	0.1%	Seller

(b) Sale of an option in securities, where option is exercised	0.125%	Purchaser

(c) Sale of a futures in securities	0.02%	Seller

Sale of a unit of an equity-oriented fund to the Mutual Fund.	0.001%	Seller
Sale or surrender or redemption of a unit of an equity oriented fund to an Insurance company, on maturity or partial withdrawal, with respect to unit linked insurance policy issued by such insurance company on or after the first day of February 2021	0.001%	Seller
Sale of unlisted shares under an offer for sale referred to in Sec. 97(13)(aa) and Sec. 97(13)(ab)	0.2%	Seller

Goods and Service Tax: Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

Buyback of Securities: Effective October 1, 2024, the taxation framework for share buybacks in India has been revised. Under the new framework, the following provisions apply:

1.
Taxation in the hands of Shareholders: Proceeds received by shareholders from the buyback of shares are now treated as dividend income and taxed according to applicable slab rates.
2.
Tax Deduction at Source: Companies are required to deduct TDS at a rate of 10% for resident shareholders and 20% for non-resident shareholders (subject to applicable tax treaties) on buyback proceeds paid to resident shareholders.
3.
Capital Loss Recognition: The cost of acquisition of the shares bought back is considered a capital loss for shareholders. This loss can be offset against other capital gains or can be carried forward for up to eight subsequent financial years.

Stamp Duty and Transfer Tax: Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to an Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for an Indian stamp duty at the rate of 0.25% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder will also be subject to an Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to a stamp duty.

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

Minimum Alternative Tax: From April 1, 2012 onwards, income arising out of any business carried on in a SEZ as a developer or unit along with regular income is subject to MAT. Any tax paid under MAT, will be eligible for adjustment against regular income tax liability computed under the Income-tax Act, 1961 for the following fifteen years as MAT credit. The rate of tax under MAT provisions is 17.47%. In the financial year ended March 31, 2020, the GoI amended the Income-tax Act, 1961 through The Taxation Laws (Amendment) Act, 2019, providing an option to pay a lower rate of tax of 22% (plus surcharge and cess) by foregoing all the deductions available under Chapter VI-A and other profit-linked deductions as prescribed in the Income-tax Act, 1961. This option, once exercised, is irrevocable and the corresponding MAT credit available will lapse. In the future, if a company opts for this lower rate of tax, this may lead to an increase in tax outflow and the MAT credit available to the company will lapse.

Advance Pricing Agreements (“APAs”): The Company has concluded APAs in multiple jurisdictions to bring more predictability to the Company’s tax obligations in respect of its overseas operations. Any material changes to the critical assumptions underlying these APAs may have an impact on taxes. Further, when these APAs expire, there is no certainty that they will be renewed. If renewed, there is no certainty as to whether they will be on the same terms.

Base Erosion and Profit Shifting (“BEPS”): The Company operates in various countries and any change in tax rates or tax laws of any country could have an impact on taxes. There may be changes in tax rates in some countries as a result of the Organization for Economic Co-operation and Development’s Pillar Two Blueprint of the Inclusive Framework on BEPS which has an objective of having a global minimum tax rate. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including tax on digital services) which may potentially impact our tax cost.

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

Impact of OECD Pillar 1 and Pillar 2 recommendation: Notably, in July and October 2021, the OECD/G20 Inclusive Framework set out the general rules for redefined jurisdictional taxation rights and a global minimum tax. In December 2022, the EU member states voted unanimously to adopt a directive implementing the Pillar 2 (global minimum tax) rules, giving member states until December 31, 2023 to implement the directive into national legislation. Majority of the EU states have implemented this directive. India is one of the 137 jurisdictions that has agreed, in principle, to the adoption of the global minimum tax rate. The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2025. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2025. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Documents on Display

This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

100 F Street, NE

Washington, D.C. 20549

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Annual Report on Form 20-F may be inspected at our corporate offices which are located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka, 560035, India.

Subsidiary Information.

For details of our subsidiaries, please refer to Note 31 of the Notes to the Consolidated Financial Statements.

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

Our exposure to market risk is a function of investment and financing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to losses. Please refer to the “Financial risk management” section of Item 18 of this Annual Report on Form 20-F for further details on market risk.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies, which are approved by senior management and the Audit, Risk and Compliance Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Foreign currency risk

We operate internationally and a major portion of our business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere, and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of our revenue is in the U.S. Dollars, Pound Sterling, Euro, Australian Dollars and Canadian Dollars while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect our results of operations.

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

As of March 31, 2025, a ₹ 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately ₹ 2,115 million (including consolidated statement of income of ₹ 537 million and other comprehensive income of ₹ 1,578 million) decrease in the fair value, and a ₹ 1 decrease would result in an approximately ₹ 2,134 million (including consolidated statement of income of ₹ 537 million and other comprehensive income of ₹ 1,597 million) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk.

From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase or decrease by 100 bps as on March 31, 2025, it would result in an increase or decrease in fair value of interest rate swaps of approximately ₹ 47 million and ₹ (48) million respectively, in other comprehensive income. If interest rates were to increase by 100 bps as of March 31, 2025, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 879 million. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2025 or revenues for the year ended March 31, 2025. There is no significant concentration of credit risk.

Trade receivables and unbilled receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a customer to engage in a repayment plan with the Company.

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

Cash and cash equivalents include demand deposits of ₹ 21,499 million and bank balances of ₹ 63,350 million held with three banks having high credit ratings, which are individually in excess of 10% or more of the Company’s total cash and cash equivalents as at March 31, 2025.

Investments include term deposits of ₹ 30,661 million and non-convertible debentures of ₹ 24,399 million held with a bank having high credit rating, which is in excess of 10% or more of the Company’s total investments as at March 31, 2025.

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2025, our cash and cash equivalents are held with major banks and financial institutions. Please refer to the “Liquidity and Capital Resources” section of Item 5 of this Annual Report on Form 20-F for further details on assessment of our liquidity position.

Item 12. Description of Securities Other Than Equity Securities

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other securities

Not applicable.

Item 12.D. American Depositary Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3. Fees and Charges for Holders of American Depositary Receipts

JPMorgan Chase Bank, N.A., as Depositary for the ADSs, collects fees as provided in the Deposit Agreement. The following is qualified in its entirety by reference to the Deposit Agreement filed as an exhibit to the Post-Effective Amendment to Registration Statement on Form F-6 filed on July 17, 2023. Depositaries for the ADSs may charge, and collect from:

(i)
each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10) of the Deposit Agreement) issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities; and
(ii)
each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$ 5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered or upon which a Share Distribution or elective distribution is made or offered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by the Holders (as defined in the Deposit Agreement), by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10) of the Deposit Agreement), whichever is applicable:

(i)
a fee of U.S.$ 0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Deposit Agreement;
(ii)
a fee of U.S.$ 0.05 or less per ADS held for the direct or indirect distribution of securities other than ADSs or rights to purchase additional ADSs pursuant to paragraph (10) of the Deposit Agreement (including, without limitation, distributions by the Company or any third-party) or the distribution of the net cash proceeds from the sale of any such securities;
(iii)
an aggregate fee of U.S.$ 0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions); and
(iv)
an amount for the reimbursement of such charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian (as defined in the Deposit Agreement) and charges and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities (as defined in the Deposit Agreement), the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary's or its Custodian's compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge or expense from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering shares, ADRs or Deposited Securities (which are payable by such persons or Holders), and (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the shares as of the date of the Deposit Agreement).

The above-referenced charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

Item 12.D.4. Fees Paid by Depositary to the Company

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR program and incurred by the Company in connection with the ADR program. During the year ended March 31, 2025, an aggregate contribution of U.S.$ 1,313,178 (net of tax deducted at source and expenses) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2025, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions about required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS, as issued by IASB.

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

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2025. In conducting this assessment of internal control over financial reporting, management based its evaluation on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2025.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the Consolidated Financial Statements in this Annual Report on Form 20-F, and as part of their audit, has issued its report, which is included in this Annual Report on Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2025, of the Company and our report dated May 22, 2025, expressed an unqualified opinion on those financial statements.

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

May 22, 2025

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

Item 16A. Audit Committee Financial Expert

The Audit, Risk and Compliance Committee is responsible for reviewing reports of our financial results, audits, internal controls, and compliance with applicable laws and regulations. The Audit, Risk and Compliance Committee selects the independent registered public accounting firm and approves all related fees and compensation and reviews their selection with the Board of Directors. The Audit, Risk and Compliance Committee also reviews the services proposed to be performed by the independent registered public accounting firm to ensure their independence with respect to such services.

Members of the Audit, Risk and Compliance Committee are non-management directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the NYSE. The Board has determined that Mr. Deepak M. Satwalekar qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC. Our Board has also determined that Mr. Deepak M. Satwalekar is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our Audit, Risk and Compliance Committee has adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and officers working in our finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members and senior management, as well as members of the Audit, Risk and Compliance Committee and the Board of Directors. Our Code of Ethics is available under the investor relations section on our website at www.wipro.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

Our Audit, Risk and Compliance Committee has also adopted an Ombuds process policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees, former employees, consultants, vendors and service providers of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Wipro or in a substantial mismanagement of Company resources. Under this policy, our employees and others are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Wipro to our management (on an anonymous basis, if they so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. Our Ombuds process policy is available under the investor relations section on our website at www.wipro.com.

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

Item 16C. Principal Accountant Fees and Services

Our Audit, Risk and Compliance Committee charter requires us to obtain the prior approval of our Audit, Risk and Compliance Committee on every occasion that we engage our principal accountants or their associated entities and on every occasion that they provide us with any non-audit services. At the beginning of each year, the Audit, Risk and Compliance Committee reviews the proposed services, including the nature, type and scope of services contemplated and approves the related fees, to be rendered by these firms during the year. In addition, Audit, Risk and Compliance Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit, Risk and Compliance Committee.

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the years ended March 31, 2024 and March 31, 2025.

		Year ended March 31,
		2024		2025
		(₹ in millions)
Audit fees	₹	156	₹	147
Tax fees		58		48
All other fees		31		28
Total	₹	245	₹	223

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Since our securities are listed on recognized stock exchanges, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE listing requirements are as follows:

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
•
Listing regulations with the Indian Stock Exchanges require that at least two-thirds of the members of the Audit, Risk and Compliance Committee and Nomination and Remuneration Committee be independent directors while the NYSE listing requirements specify that all the members of the Audit, Risk and Compliance Committee and Nomination and Remuneration Committee must be independent directors.
•
A Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee) is mandatory under listing regulations with the Indian Stock Exchanges. This is not a requirement under NYSE listing requirements.
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

Item 16K. Cybersecurity

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is managed by our Chief Information Security Office (“CISO”) function. Our cybersecurity risk management framework is defined and implemented to identify, assess and manage cyber risks for our information assets. Cybersecurity risks are tracked and monitored by the risk owners and governed by the CISO to maintain them within acceptable levels.

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

We assess and govern the cybersecurity program using selected industry best practices and frameworks from the International Organization for Standardization and the National Institute of Standards and Technology. The framework includes policies, standards and procedures that help assess and identify our cybersecurity risks and inform how security measures and controls are implemented and maintained. For assessing risks, multiple factors are considered including likelihood and severity of risk, impact on the Company if a risk materializes, feasibility and cost of controls and impact of controls on operations.

We periodically assess the cybersecurity risk posture of acquired entities to ensure relevant security measures are in place. Through regular monitoring and evaluations, we identify and mitigate potential vulnerabilities before they can become significant risks to the organization.

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

During the year ended March 31, 2025, we did not identify any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For additional information regarding cybersecurity risks, please refer to Item 3, “Risk Factors,” in this Annual Report on Form 20-F, including the risk factor titled “Cyberattacks and other security incidents, both real and perceived, impacting the confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations”.

Cybersecurity Governance

Risk Management teams within the CISO function, Business units, and support functions are responsible for identifying and assessing cybersecurity risks on an ongoing basis and establishing processes to ensure such potential cybersecurity risk exposures are monitored, and remediated through relevant cybersecurity controls.

Our cybersecurity process is defined and governed by our CISO function and implemented by our Chief Information Office (“CIO”) function. Our CISO has over 25 years of experience in the cybersecurity and technology industry, and reports to the Chief Operating Officer ("COO"). The CISO works closely with our CIO, who manages our information technology and security operations. The CISO and CIO have a set of responsibilities to govern and implement security policies and technology controls across the organization.

Cybersecurity is an important part of our risk management processes and an area of focus for our Board of Directors and management. The Audit, Risk and Compliance Committee of our Board has primary oversight responsibility for cybersecurity risks. The Audit, Risk and Compliance Committee regularly reviews and discusses the Company's cybersecurity framework and programs, the status of projects to strengthen our cybersecurity programs, results from third-party assessments, and any material cybersecurity incidents, including recent incidents at other companies and the emerging threat landscape, with our CISO, CIO, Chief Risk and Assurance Officer and COO. The Audit, Risk and Compliance Committee also reviews the implementation and effectiveness of the Company’s controls to monitor and mitigate cybersecurity risks with management. In addition, our Board of Directors receives an annual report, with quarterly written updates regarding our cybersecurity program and material security incident reports on need basis.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Consolidated Statements and Other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from fixed-price contracts using the percentage-of-completion method - Refer Notes 2 (iv)(a), 3(xiv)B(i) and 24 to the financial statements.

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

May 22, 2025

We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2024	2025	2025
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	316,002	325,014	3,804
Intangible assets	6	32,748	27,450	321
Property, plant and equipment	4	81,608	80,684	944
Right-of-Use assets	5	17,955	25,598	300
Financial assets
Derivative assets	19	25	^	^
Investments	8	21,629	26,458	310
Trade receivables	9	4,045	299	3
Other financial assets	12	5,550	4,664	54
Investments accounted for using the equity method	8	1,044	1,327	16
Deferred tax assets	21	1,817	2,561	30
Non-current tax assets		9,043	7,230	85
Other non-current assets	13	10,331	7,460	87
Total non-current assets		501,797	508,745	5,954
Inventories	10	907	694	8
Financial assets
Derivative assets	19	1,333	1,820	21
Investments	8	311,171	411,474	4,817
Cash and cash equivalents	11	96,953	121,974	1,428
Trade receivables	9	115,477	117,745	1,378
Unbilled receivables		58,345	64,280	753
Other financial assets	12	10,536	8,448	99
Contract assets		19,854	15,795	185
Current tax assets		6,484	6,417	75
Other current assets	13	29,602	29,128	341
Total current assets		650,662	777,775	9,105

TOTAL ASSETS		1,152,459	1,286,520	15,059

EQUITY
Share capital		10,450	20,944	245
Share premium		3,291	2,628	31
Retained earnings		630,936	716,477	8,387
Share-based payment reserve		6,384	6,985	82
Special Economic Zone Re-investment reserve		42,129	27,778	325
Other components of equity		56,693	53,497	626
Equity attributable to the equity holders of the Company		749,883	828,309	9,696
Non-controlling interests		1,340	2,138	25
TOTAL EQUITY		751,223	830,447	9,721

LIABILITIES
Financial liabilities
Loans and borrowings	14	62,300	63,954	749
Lease liabilities	19	13,962	22,193	260
Derivative liabilities	19	4	-	-
Other financial liabilities	16	4,985	7,793	91
Deferred tax liabilities	21	17,467	16,443	192
Non-current tax liabilities		37,090	42,024	492
Other non-current liabilities	17	12,970	17,119	200
Provisions	18	-	294	3
Total non-current liabilities		148,778	169,820	1,987
Financial liabilities
Loans, borrowings and bank overdrafts	14	79,166	97,863	1,146
Lease liabilities	19	9,221	8,025	94
Derivative liabilities	19	558	968	11
Trade payables and accrued expenses	15	88,566	88,252	1,033
Other financial liabilities	16	2,272	3,878	45
Contract liabilities		17,653	20,063	235
Current tax liabilities		21,756	34,481	404
Other current liabilities	17	31,295	31,086	364
Provisions	18	1,971	1,637	19
Total current liabilities		252,458	286,253	3,351

TOTAL LIABILITIES		401,236	456,073	5,338

TOTAL EQUITY AND LIABILITIES		1,152,459	1,286,520	15,059

^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2023	2024	2025	2025
					Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	904,876	897,603	890,884	10,428
Cost of revenues	25	(645,446)	(631,497)	(617,802)	(7,231)
Gross profit		259,430	266,106	273,082	3,197

Selling and marketing expenses	25	(65,157)	(69,972)	(64,378)	(753)
General and administrative expenses	25	(59,139)	(60,375)	(57,465)	(673)
Foreign exchange gains/(losses), net	27	4,472	340	32	^
Results from operating activities		139,606	136,099	151,271	1,771

Finance expenses	26	(10,077)	(12,552)	(14,770)	(173)
Finance and other income	27	18,185	23,896	38,202	447
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	8	(57)	(233)	254	3
Profit before tax		147,657	147,210	174,957	2,048
Income tax expense	21	(33,992)	(36,089)	(42,777)	(501)
Profit for the year		113,665	111,121	132,180	1,547

Profit attributable to:
Equity holders of the Company		113,500	110,452	131,354	1,537
Non-controlling interests		165	669	826	10
Profit for the year		113,665	111,121	132,180	1,547

Earnings per equity share:	28
Attributable to equity holders of the Company
Basic		10.36	10.44	12.56	0.15
Diluted		10.34	10.41	12.52	0.14

Weighted average number of equity shares used in computing earnings per equity share

Basic		10,954,933,146	10,576,571,110	10,456,741,552	10,456,741,552
Diluted		10,977,982,350	10,611,424,628	10,488,939,392	10,488,939,392

^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2023	2024	2025	2025
					Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)

Profit for the year		113,665	111,121	132,180	1,547

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	30	(50)	82	274	3
Net change in fair value of investment in equity instruments measured at fair value through OCI		705	(473)	(3,476)	(41)
		655	(391)	(3,202)	(38)
Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		16,590	4,219	7,331	86
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to consolidated statement of income	20	(133)	(198)	(41)	^
Net change in time value of option contracts designated as cash flow hedges, net of taxes	19, 21	(180)	198	(189)	(2)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	19, 21	(212)	128	146	2
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	19, 21	(2,488)	1,655	(745)	(9)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes		(3,137)	1,516	963	11
		10,440	7,518	7,465	88

Total other comprehensive income, net of taxes		11,095	7,127	4,263	50

Total comprehensive income for the year		124,760	118,248	136,443	1,597

Total comprehensive income attributable to:
Equity holders of the Company		124,543	117,744	135,595	1,587
Non-controlling interests		217	504	848	10
		124,760	118,248	136,443	1,597

^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37	-	-	-	(51)	-	-	-	-	-	(51)	-	(51)
Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622
Comprehensive income for the year
Profit for the year	-	-	-	113,500	-	-	-	-	-	113,500	165	113,665
Other comprehensive income	-	-	-	-	-	-	16,405	(2,880)	(2,482)	11,043	52	11,095
Total comprehensive income for the year	-	-	-	113,500	-	-	16,405	(2,880)	(2,482)	124,543	217	124,760

Issue of equity shares on exercise of options	5,847,626	12	2,123	-	(2,123)	-	-	-	-	12	-	12
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,472	(1,472)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	10	3,969	-	-	-	-	3,979	-	3,979
Transferred to Special Economic Zone re-investment reserve	-	-	-	258	-	(258)	-	-	-	-	-	-
Dividend (3)	-	-	-	(5,477)	-	-	-	-	-	(5,477)	-	(5,477)
Others	-	-	-	-	-	-	-	-	-	-	(143)	(143)
Other transactions for the year	5,847,626	12	2,123	(3,737)	374	(258)	-	-	-	(1,486)	(143)	(1,629)

As at March 31, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753

(1)
Includes 9,895,836 treasury shares held as at March 31, 2023 by a controlled trust. 4,793,893 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2023.
(2)
Refer to Note 20
(3)
Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve(2)	Cash flow hedging reserve (3)	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the year
Profit for the year	-	-	-	110,452	-	-	-	-	-	110,452	669	111,121
Other comprehensive income	-	-	-	-	-	-	4,006	1,981	1,305	7,292	(165)	7,127
Total comprehensive income for the year	-	-	-	110,452	-	-	4,006	1,981	1,305	117,744	504	118,248

Issue of equity shares on exercise of options	6,883,426	13	3,370	-	(3,370)	-	-	-	-	13	-	13
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,462	(1,462)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	7	5,584	-	-	-	-	5,591	-	5,591
Transferred from Special Economic Zone re-investment reserve	-	-	-	4,674	-	(4,674)	-	-	-	-	-	-
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	-	-	-	-	539	(144,783)	-	(144,783)
Transaction cost related to buyback of equity shares (4)	-	-	-	(390)	-	-	-	-	-	(390)	-	(390)
Financial liability on written put options (5)	-	-	-	-	-	-	-	-	(4,238)	(4,238)	-	(4,238)
Non-controlling interests on acquisition of subsidiary (5)	-	-	-	-	-	-	-	-	-	-	472	472
Dividend (4)	-	-	-	(5,218)	-	-	-	-	-	(5,218)	(322)	(5,540)
Others	-	-	-	-	-	-	-	-	-	-	97	97
Other transactions for the year	(262,779,495)	(526)	(398)	(140,480)	752	(4,674)	-	-	(3,699)	(149,025)	247	(148,778)

As at March 31, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223

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

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the year
Profit for the year	-	-	-	131,354	-	-	-	-	-	131,354	826	132,180
Other comprehensive income	-	-	-	-	-	-	7,253	(788)	(2,224)	4,241	22	4,263
Total comprehensive income for the year	-	-	-	131,354	-	-	7,253	(788)	(2,224)	135,595	848	136,443

Issue of equity shares on exercise of options	13,628,596	27	4,950	-	(4,950)	-	-	-	-	27	-	27
Bonus issue of equity shares (4)	5,233,369,207	10,467	(5,613)	(3,193)	-	-	-	-	(1,661)	-	-	-
Dividend (4)	-	-	-	(62,750)	-	-	-	-	-	(62,750)	-	(62,750)
Transfer from Other components of equity (2)	-	-	-	5,754	-	-	-	-	(5,754)	-	-	-
Transfer of shares pertaining to Non-controlling interests of subsidiary	-	-	-	25	-	-	(14)	-	(8)	3	(3)	-
Compensation cost related to employee share-based payment	-	-	-	-	5,551	-	-	-	-	5,551	-	5,551
Transferred from Special Economic Zone re-investment reserve	-	-	-	14,351	-	(14,351)	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Other transactions for the year	5,246,997,803	10,494	(663)	(45,813)	601	(14,351)	(14)	-	(7,423)	(57,169)	(50)	(57,219)

As at March 31, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		245	31	8,387	82	325	638	(3)	(9)	9,696	25	9,721

(1)
Includes 11,905,480 treasury shares held as at March 31, 2025 by a controlled trust.
(2)
Refer to Note 20
(3)
Refer to Note 19
(4)
Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2023	2024	2025	2025
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	113,665	111,121	132,180	1,547
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(89)	(2,072)	(606)	(7)
Depreciation, amortization and impairment expense	33,402	34,071	29,579	346
Unrealized exchange (gain)/loss, net	152	655	(623)	(7)
Share-based compensation expense	3,969	5,584	5,551	65
Share of net (profit)/loss of associate and joint venture accounted for using equity method	57	233	(254)	(3)
Income tax expense	33,992	36,089	42,777	501
Finance and other income, net of finance expenses	(8,108)	(11,344)	(23,432)	(274)
(Gain)/loss from sale of business and investment accounted for using the equity method	6	-	-	-
Change in fair value of contingent consideration	(1,671)	(1,300)	(169)	(2)
Lifetime expected credit loss/(write-back)	(604)	640	324	4
Other non-cash items	-	488	-	-
Changes in operating assets and liabilities; net of effects from acquisitions:
(Increase)/Decrease in trade receivables	(381)	7,824	1,894	23
(Increase)/Decrease in unbilled receivables and contract assets	1,558	5,919	(1,331)	(16)
(Increase)/Decrease in Inventories	162	287	213	2
(Increase)/Decrease in other financial assets and other assets	1,055	8,869	6,609	78
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(9,824)	(435)	548	6
Increase/(Decrease) in contract liabilities	(6,522)	(5,053)	2,341	27
Cash generated from operating activities before taxes	160,819	191,576	195,601	2,290
Income taxes paid, net	(30,218)	(15,360)	(26,175)	(307)
Net cash generated from operating activities	130,601	176,216	169,426	1,983

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(14,834)	(10,510)	(14,737)	(173)
Proceeds from disposal of property, plant and equipment	546	4,022	1,822	21
Payment for purchase of investments	(806,632)	(975,069)	(801,582)	(9,383)
Proceeds from sale of investments	740,885	978,598	706,520	8,270
Proceeds from restricted interim dividend account	27,410	-	-	-
Payment for business acquisitions including deposits and escrow, net of cash acquired	(45,566)	(5,291)	(964)	(11)
Payment for investment in joint venture	-	(484)	-	-
Proceeds from sale of business, net of cash	11	-	-	-
Proceeds from/(repayment of) security deposit for property, plant and equipment	-	300	(300)	(3)
Interest received	14,112	20,111	26,212	307
Dividend received	3	3	2,299	27
Net cash generated from/(used in) investing activities	(84,065)	11,680	(80,730)	(945)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	12	13	27	^
Repayment of loans and borrowings	(168,910)	(130,557)	(177,672)	(2,080)
Proceeds from loans and borrowings	161,034	120,500	195,595	2,290
Payment of lease liabilities	(9,711)	(10,060)	(10,474)	(123)
Payment for buyback of equity shares, including tax and transaction cost	-	(145,173)	-	-
Payment for contingent consideration	(1,784)	(1,294)	-	-
Interest and finance expenses paid	(8,708)	(10,456)	(8,689)	(102)
Payment of dividend	(32,814)	(5,218)	(62,750)	(734)
Payment of dividend to Non-controlling interests holders	-	(322)	-	-
Net cash generated from/(used in) financing activities	(60,881)	(182,567)	(63,963)	(749)

Net increase/(decrease) in cash and cash equivalents during the year	(14,345)	5,329	24,733	290
Effect of exchange rate changes on cash and cash equivalents	2,373	(239)	290	3
Cash and cash equivalents at the beginning of the year	103,833	91,861	96,951	1,135
Cash and cash equivalents at the end of the year (Refer to Note 11)	91,861	96,951	121,974	1,428

^ Value is less than 0.5

Refer to Note 14 for supplementary information on the consolidated statement of cash flows.

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a leading information technology services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients' boldest ambitions.

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

The Company’s Board of Directors authorized these consolidated financial statements for issue on May 22, 2025.

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

The assets which are expected to be realized within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current.

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

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2025, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$ 1 = ₹ 85.43 as published by Federal Reserve Board of Governors on March 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

f)
Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward-looking estimates at the end of each reporting period.

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

When the investment in equity instruments is derecognized, the cumulative gain or loss in other comprehensive income is transferred to retained earnings.

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

C) Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognize the financial asset and recognizes a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognized from the Company’s consolidated statement of financial position when the obligation specified in the contract is discharged or cancelled or expires.

(v) Equity and share capital

a) Share capital and Share premium

The authorized share capital of the Company as at March 31, 2025 is ₹ 25,274 divided into 12,504,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

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

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as part of the Group are classified as Treasury shares. Treasury shares are recorded at acquisition cost. Reconciliation of the number of treasury shares held by controlled trust is as follows:

	As at March 31,
	2023	2024	2025
	No. of shares	No. of shares	No. of shares
Opening number of equity shares	14,689,729	9,895,836	5,952,740
Less: Transferred to eligible employees on exercise of options	(4,793,893)	(3,943,096)	-
Add: Bonus issue of equity shares (Refer to Note 22)	-	-	5,952,740
Closing number of equity shares	9,895,836	5,952,740	11,905,480

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes and is freely available for distribution. This includes Capital reserve as at March 31, 2023, 2024 and 2025 amounting to ₹ 1,139, ₹ 1,139 and ₹ 1,139 respectively, which is not freely available for distribution.

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

f) Foreign currency translation reserve

The exchange differences arising from the translation of financial statements of foreign operations, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

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

Other reserves also include Capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or share premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of section 69 of the Companies Act, 2013. As at March 31, 2023, 2024 and 2025, Capital redemption reserve amounting to ₹ 1,122, ₹ 1,661 and ₹ Nil respectively is not freely available for distribution.

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

(vi) Property, plant and equipment

a) Recognition, measurement and derecognition

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

At the commencement of the lease, the Company recognizes a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of twelve months or less (“Short-term leases”) and low-value assets. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, plus an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset or restoring the site on which it is located less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment.

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

(x) Impairment

a) Financial assets

The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortized cost, debt instruments classified as FVTOCI, trade receivables, unbilled receivables, finance lease receivables, and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate.

Loss allowances for trade receivables, unbilled receivables and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account, risk profiling of customers and historical credit loss experience adjusted for forward-looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss.

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

New Accounting standards, amendments and interpretations not yet adopted by the Company:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

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

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture and fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		-		428		6,975		1,716		354		3		9,476
Additions through Business combinations (Refer to Note 7)		-		-		373		-		1		-		374
Disposals		(486)		(1,174)		(22,815)		(1,586)		(663)		(131)		(26,855)
Translation adjustment		1		70		248		17		4		1		341
As at March 31, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Accumulated depreciation/ impairment:
As at April 1, 2023	₹	-	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		-		1,490		11,856		2,193		638		7		16,184
Disposals		-		(683)		(22,019)		(1,444)		(639)		(130)		(24,915)
Translation adjustment		-		41		211		18		5	^			275
As at March 31, 2024	₹	-	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Net carrying value as at March 31, 2024	₹	4,375	₹	35,249	₹	26,964	₹	5,946	₹	1,582	₹	12	₹	74,128
Capital work-in-progress													₹	7,480
Net carrying value including Capital work-in-progress as at March 31, 2024													₹	81,608

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		-		6,215		10,623		3,143		943		10		20,934
Additions through Business combination (Refer to Note 7)		-		-		9		-		-		-		9
Disposals		(6)		(680)		(13,668)		(1,803)		(793)		(9)		(16,959)
Translation adjustment		4		(3)		77		3		(1)		(1)		79
As at March 31, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Accumulated depreciation/ impairment:
As at April 1, 2024	₹	-	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		-		1,662		11,050		2,229		623		4		15,568
Disposals		-		(410)		(13,189)		(1,526)		(730)		(8)		(15,863)
Translation adjustment		-		(30)		49		(1)		(4)		(1)		13
As at March 31, 2025	₹	-	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Net carrying value as at March 31, 2025	₹	4,373	₹	39,559	₹	26,095	₹	6,587	₹	1,842	₹	17	₹	78,473
Capital work-in-progress													₹	2,211
Net carrying value including Capital work-in-progress as at March 31, 2025													₹	80,684

^ Value is less than 0.5

(1)
Including net carrying value of computer equipment and software amounting to ₹ 17,553 and ₹ 16,003, as at March 31, 2024 and 2025, respectively.

5. Right-of-Use asset

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		65		6,505		264		251		7,085
Additions through Business combinations (Refer to Note 7)		-		33		-		-		33
Disposals		-		(6,203)		(636)		(271)		(7,110)
Translation adjustment		-		172		34		4		210
As at March 31, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		21		5,485		444		181		6,131
Disposals		-		(4,439)		(561)		(244)		(5,244)
Translation adjustment		-		64		11		3		78
As at March 31, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Net carrying value as at March 31, 2024	₹	1,245	₹	15,216	₹	1,156	₹	338	₹	17,955

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		-		10,822		3,735		228		14,785
Disposals		(221)		(4,389)		(632)		(354)		(5,596)
Translation adjustment		-		152		100		17		269
As at March 31, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		21		5,362		539		180		6,102
Disposals		(13)		(3,776)		(303)		(319)		(4,411)
Translation adjustment		-		81		34		9		124
As at March 31, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Net carrying value as at March 31, 2025	₹	1,016	₹	20,134	₹	4,089	₹	359	₹	25,598

(1) Including net carrying value of computer equipment amounting to ₹ 2 and ₹ 1 as at March 31, 2024 and 2025, respectively.

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31,
	2023		2024		2025
Rent expense recognized under facility expenses pertaining to:
Leases of low-value assets	₹	261	₹	245	₹	232
Short-term leases		2,732		3,257		3,842
	₹	2,993	₹	3,502	₹	4,074

Payments toward leases of low-value assets and Short-term leases are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets for the years ended March 31, 2023, 2024 and 2025 is not material.

The Company is committed to certain leases amounting to ₹ 1,591 which have not commenced as of March 31, 2025. The term of such leases ranges from 1 to 10 years.

Refer to Note 19 for remaining contractual maturities of lease liabilities. Refer to Note 26 for interest expense on lease liabilities.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2024		2025
Balance at the beginning of the year	₹	307,970	₹	316,002
Translation adjustment		4,206		7,688
Acquisition through Business combinations(1) (Refer to Note 7)		4,314		1,324
Disposals		(488)		-
Balance at the end of the year	₹	316,002	₹	325,014

(1)
Acquisition through business combinations for the year ended March 31, 2024 is after considering the impact of ₹ (503) towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2023.

The Company is organized by two operating segments: IT Services and IT Products (Refer to Note 33). Goodwill as at March 31, 2024 and 2025 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31,
CGUs	2024		2025
Americas 1	₹	104,310	₹	108,111
Americas 2		104,134		106,529
Europe		79,596		81,955
Asia Pacific, Middle East and Africa		27,962		28,419
	₹	316,002	₹	325,014

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

Based on the above testing, no impairment was identified as at March 31, 2024 and 2025, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Acquisition through Business combinations (Refer to Note 7)		556		390		946
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		609		163		772
As at March 31, 2024	₹	43,672	₹	11,972	₹	55,644
Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (1) (2)		9,961		1,795		11,756
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		209		50		259
As at March 31, 2024	₹	18,281	₹	4,615	₹	22,896

Net carrying value as at March 31, 2024	₹	25,391	₹	7,357	₹	32,748

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through business combinations (Refer to Note 7)		1,896		-		1,896
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		994		268		1,262
As at March 31, 2025	₹	42,461	₹	9,722	₹	52,183
Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		6,327		1,582		7,909
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		443		104		547
As at March 31, 2025	₹	20,950	₹	3,783	₹	24,733

Net carrying value as at March 31, 2025	₹	21,511	₹	5,939	₹	27,450

(1)
During the years ended March 31, 2024 and 2025, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 1,701 and ₹ 1,155 for the years ended March 31, 2024 and 2025, respectively, as part of amortization and impairment.
(2)
Due to change in estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 2,807 for the year ended March 31, 2024, as part of amortization and impairment.

As at March 31, 2025, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value		Estimated remaining amortization period
Capco - customer-related intangible	₹	15,735	5.08 years
Capco - marketing-related intangible		5,645	6.08 years
AVT		1,805	1.21 - 5.72 years
Rizing		1,410	2.64 years
Vara Infotech Private Limited		721	1.50 - 4.50 years
Aggne		645	1.87 - 2.87 years
Rational Interaction, Inc.		609	1.89 years
Eximius Design, LLC		572	2.40 years
Convergence Acceleration Solutions, LLC		308	3.03 years
Total	₹	27,450

7. Business combinations

Summary of acquisitions during the year ended March 31, 2023:

During the year ended March 31, 2023, the Company completed two business combinations by acquiring 100% equity interests in:

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

Summary of acquisitions during the year ended March 31, 2024:

During the year ended March 31, 2024, the Company completed a business combination by acquiring a 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited ("Aggne"), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek, which is a market-leading platform for property and casualty insurance. The acquisition was consummated on February 13, 2024, for total cash consideration of ₹ 5,525.

The following table presents the purchase price allocation:

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

Summary of acquisitions during the year ended March 31, 2025:

During the year ended March 31, 2025, the Company completed a business combination by acquiring a 100% equity interest in Applied Value Technologies, Inc. and Applied Value Technologies B.V., which was consummated on December 16, 2024. The Company has also acquired a 100% equity interest in Applied Value Technologies Pte Limited (together with Applied Value Technologies, Inc. and Applied Value Technologies B.V., “AVT”), which was consummated on January 3, 2025. AVT helps enterprises transform IT operations through a highly customized and data-driven approach. AVT will augment Wipro’s existing application services capabilities, helping drive new growth opportunities. The total consideration (upfront cash to acquire control, deferred consideration and contingent consideration) for the acquisition is ₹ 2,836.

Net assets	₹	173
Fair value of property, plant and equipment		9
Fair value of customer-related intangibles		1,896
Deferred tax liabilities on intangible assets		(566)
Total	₹	1,512
Goodwill		1,324
Total purchase price	₹	2,836

Net Assets include:
Cash and cash equivalents	₹	113
Fair value of acquired trade receivables included in net assets		215
Gross contractual amount of acquired trade receivables		215
Less: Allowance for lifetime expected credit loss		-

Amount included in general and administrative expenses:
Transaction costs	₹	45

The above purchase price allocation for AVT is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 1,324 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The total consideration of AVT includes a deferred consideration of ₹ 264 payable within six months from consummation date.

The total consideration of AVT includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2027, and range of contingent consideration payable is between ₹ Nil and ₹ 2,122. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 2,122 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,537 is recorded as part of provisional purchase price allocation.

The pro-forma effects of the acquisition of AVT for the year ended March 31, 2025 on the Company’s revenues and profits were not material.

8. Investments

	As at March 31,
	2024		2025
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,404	₹	4,955
Fixed maturity plan mutual funds		1,395		1,203
Financial instruments at FVTOCI
Equity instruments (1)		15,830		12,493
Financial instruments at amortized cost
Inter corporate and term deposits (3)	^			7,807
	₹	21,629	₹	26,458
Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	71,686	₹	88,776
Fixed maturity plan mutual funds		-		300
Financial instruments at FVTOCI
Non-convertible debentures		154,407		219,389
Government securities		7,030		10,651
Commercial papers		11,845		2,858
Bonds		28,195		21,138
Financial instruments at amortized cost
Inter corporate and term deposits (3)		38,008		68,362
	₹	311,171	₹	411,474

Total	₹	332,800	₹	437,932

Financial instruments at FVTPL	₹	77,485	₹	95,234
Financial instruments at FVTOCI		217,307		266,529
Financial instruments at amortized cost		38,008		76,169

^ Value is less than 0.5

(1)
Uncalled capital commitments outstanding as at March 31, 2024 and 2025, was ₹ 1,450 and ₹ 1,576 respectively.
(2)
As at March 31, 2024 and 2025, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 218 and ₹ 233, respectively.
(3)
These deposits earn a fixed rate of interest. As at March 31, 2024 and 2025, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 117 and ₹ 953, respectively.

Investments accounted for using the equity method

During the year ended March 31, 2024, the Company invested ₹ 484 being equity contribution in SDVerse LLC, a joint venture between the Company, General Motors LLC and Magna International Inc. The Company’s share of equity in the joint venture is 27%.

The Company had no material associates as at March 31, 2024 and 2025.

The aggregate summarized financial information in respect of the Company’s immaterial associate and joint venture that are accounted for using the equity method is set forth below:

	As at March 31,
Carrying amount of the Company’s interest in:	2024		2025
An associate accounted for using the equity method	₹	783	₹	933
(Unquoted: Series A Preferred Stock - 94,527; Common stock - 27,865 and Series B Preferred Stock - 190,525)
A joint venture accounted for using the equity method	261		394
(Unquoted: Class A units - 5,850,000)
Total	₹	1,044	₹	1,327

	For the year ended March 31,
Company’s share of net profit / (loss) in the consolidated statement of income pertaining to:	2023	2024		2025
An associate accounted for using the equity method	₹ (57)	₹	(8)	₹	129
A joint venture accounted for using the equity method	-		(225)		125
Total	₹ (57)	₹	(233)	₹	254

9. Trade receivables

	As at March 31,
	2024		2025
Trade receivables	₹	125,838	₹	124,215
Allowance for lifetime expected credit loss		(6,316)		(6,171)
	₹	119,522	₹	118,044

Non-current	₹	4,045	₹	299
Current		115,477		117,745

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	6,813	₹	6,316
Additions, net (Refer to Note 25)		640		324
Charged against allowance		(1,078)		(512)
Translation adjustment		(59)		43
Balance at the end of the year	₹	6,316	₹	6,171

10. Inventories

	As at March 31,
	2024		2025
Stores and spare parts	₹	27	₹	9
Traded goods		880		685
	₹	907	₹	694

During the years ended March 31, 2024 and 2025, changes in inventories recognized as expense is ₹ 278 and ₹ 195, respectively, and purchases of traded goods recognized as expense is ₹ 3,832 and ₹ 2,967, respectively.

11. Cash and cash equivalents

	As at March 31,
	2023		2024		2025
Cash and bank balances	₹	60,417	₹	60,648	₹	74,456
Demand deposits with banks (1)		31,463		36,305		47,518
	₹	91,880	₹	96,953	₹	121,974

(1)
These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the consolidated statement of cash flows:

	As at March 31,
	2023		2024		2025
Cash and cash equivalents	₹	91,880	₹	96,953	₹	121,974
Bank overdrafts		(19)		(2)	^
	₹	91,861	₹	96,951	₹	121,974

^ Value is less than 0.5

12. Other financial assets

	As at March 31,
	2024		2025
Non-current
Finance lease receivables	₹	4,270	₹	3,090
Security deposits		1,221		1,318
Dues from officers and employees		59		30
Others
Advance to customer		-		225
Other receivables		-		1
	₹	5,550	₹	4,664

Current
Finance lease receivables	₹	5,307	₹	5,144
Security deposits		2,035		1,827
Interest receivables		230		596
Dues from officers and employees		596		505
Others
Claims Receivables		145		195
Advance to customer		-		70
Other receivables		2,223		111
	₹	10,536	₹	8,448
	₹	16,086	₹	13,112

Finance lease receivables

Finance lease receivables consist of assets that are leased for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	As at March 31,
	2024		2025

Year 1	₹	5,693	₹	5,489
Year 2		3,220		1,908
Year 3		853		945
Year 4		309		380
Year 5		154		145
Gross investment in lease	₹	10,229	₹	8,867
Less: Unearned finance income		(652)		(633)
Present value of minimum lease payment receivables	₹	9,577	₹	8,234

Non-current	₹	4,270	₹	3,090
Current		5,307		5,144

13. Other assets

	As at March 31,
	2024		2025
Non-current
Costs to obtain contract (1)	₹	2,324	₹	3,277
Costs to fulfil contract (2)		205		378
Prepaid expenses		3,424		2,657
Others - Interest receivable from statutory authorities		4,378		1,148
	₹	10,331	₹	7,460
Current
Prepaid expenses	₹	17,574	₹	16,917
Balance with GST and other authorities		6,029		6,760
Advance to suppliers		3,267		2,323
Costs to obtain contract (1)		867		1,407
Costs to fulfil contract (2)		60		131
Dues from officers and employees		343		453
Others
Defined benefit plan asset, net		1,010		472
Withholding taxes		329		542
Other receivables		123		123
	₹	29,602	₹	29,128
	₹	39,933	₹	36,588

(1)
Costs to obtain contract amortization of ₹ 892, ₹ 1,083 and ₹ 1,333 during the years ended March 31, 2023, 2024 and 2025, respectively.
(2)
Costs to fulfil contract amortization of ₹ 58, ₹ 60 and ₹ 83 during the years ended March 31, 2023, 2024 and 2025, respectively.

14. Loans, borrowings and bank overdrafts

	As at March 31,
	2024		2025
Non-current
Unsecured Notes 2026 (1)	₹	62,300	₹	63,954
	₹	62,300	₹	63,954
Current
Borrowings from banks	₹	79,164	₹	97,863
Bank overdrafts		2	^
	₹	79,166	₹	97,863
	₹	141,466	₹	161,817

^ Value is less than 0.5

(1)
On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 79,166 and ₹ 97,863, as at March 31, 2024 and 2025, respectively. The principal source of borrowings from banks as at March 31, 2025 primarily consists of lines of credit of approximately ₹ 88,485, U.S. Dollar (U.S.$) 520 million, Saudi Riyal (SAR) 120 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 75 million, Thai Baht (THB) 5 million, Brazilian Real (BRL) 7 million, Indonesian Rupiah (IDR) 13,000 million, Qatari Riyal (QAR) 10 million and Mexican Peso (MXN) 33 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2025, the Company has unutilized lines of credit aggregating ₹ 27,985, U.S.$ 130 million, SAR 120 million, GBP 7 million, BHD 1 million, THB 5 million, BRL 7 million, IDR 13,000 million, QAR 10 million and MXN 33 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term loans and borrowings

	As at March 31, 2024			As at March 31, 2025
	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Final maturity
Unsecured Notes 2026	U.S.$ 747	₹	62,300	U.S.$ 748	₹	63,954	June-26
		₹	62,300		₹	63,954

Non-current portion of long-term loans and borrowings		₹	62,300		₹	63,954
Current portion of long-term loans and borrowings			-			-

Refer to Note 26 for interest expense on loans, borrowings and bank overdrafts.

Cash and non-cash changes in liabilities arising from financing activities:

					Non-cash changes
	April 1, 2023		Cash flow		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2024
Borrowings	₹	150,074	₹	(10,057)	₹	-	₹	112	₹	1,335	₹	141,464
Lease Liabilities		24,573		(10,060)		8,438		-		232		23,183
	₹	174,647	₹	(20,117)	₹	8,438	₹	112	₹	1,567	₹	164,647

					Non-cash changes
	April 1, 2024		Cash flow		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2025
Borrowings	₹	141,464	₹	17,923	₹	-	₹	114	₹	2,316	₹	161,817
Lease Liabilities		23,183		(10,474)		17,270		-		239		30,218
	₹	164,647	₹	7,449	₹	17,270	₹	114	₹	2,555	₹	192,035

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 48,536 and ₹ 49,634, as at March 31, 2024 and 2025, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2024, and 2025, an amount of ₹ 35,081, and ₹ 36,524, respectively, was unutilized out of these non-fund based facilities.

15. Trade payables and accrued expenses

	As at March 31,
		2024		2025
Trade payables	₹	23,275	₹	21,985
Accrued expenses		65,291		66,267
	₹	88,566	₹	88,252

16. Other financial liabilities

	As at March 31,
	2024		2025
Non-current
Liability on written put options to non-controlling interests (Refer to Note 19)	₹	4,303	₹	4,945
Contingent consideration (Refer to Note 19)		429		1,307
Liabilities towards customer contracts		-		1,026
Rent deposit		-		26
Others
Long-term incentive payable		196		387
Deferred consideration for Business combination		57		61
Other liabilities		-		41
	₹	4,985	₹	7,793
Current
Capital creditors	₹	333	₹	1,255
Contingent consideration (Refer to Note 19)		-		557
Rent deposit		788		475
Liabilities towards customer contracts		78		342
Advance from customers		598		167
Cash Settled ADS RSUs		3		-
Others
Interest accrued on loans and borrowings		347		489
Deferred consideration for Business combination		91		295
Unclaimed dividend		34		64
Other liabilities		-		234
	₹	2,272	₹	3,878
	₹	7,257	₹	11,671

17. Other liabilities

	As at March 31,
	2024		2025
Non-current
Employee benefits obligations	₹	4,219	₹	4,362
Statutory and other liabilities		8,751		12,757
	₹	12,970	₹	17,119
Current
Employee benefits obligations	₹	16,057	₹	16,001
Statutory and other liabilities (1)		14,019		14,295
Advance from customers		1,192		790
Others (1)		27		-
	₹	31,295	₹	31,086
	₹	44,265	₹	48,205

(1) ₹ 744 has been reclassified from Others to Statutory and other liabilities for the year ended March 31, 2024.

18. Provisions

	As at March 31,
	2024		2025
Non-current
Provision for onerous contracts	₹	-	₹	294
	₹	-	₹	294
Current
Provision for onerous contracts	₹	1,599	₹	1,288
Provision for warranty		217		207
Others		155		142
	₹	1,971	₹	1,637
	₹	1,971	₹	1,931

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2024								Year ended March 31, 2025
	Provision for warranty		Provision for onerous contracts		Others		Total		Provision for warranty		Provision for onerous contracts		Others		Total
Balance at the beginning of the year	₹	456	₹	1,590	₹	503	₹	2,549	₹	217	₹	1,599	₹	155	₹	1,971
Additional provision during the year		151		916		-		1,067		207		597		-		804
Utilized/written-back during the year		(390)		(911)		(348)		(1,649)		(217)		(624)		(13)		(854)
Translation adjustment		-		4		-		4		-		10		-		10
Balance at the end of the year	₹	217	₹	1,599	₹	155	₹	1,971	₹	207	₹	1,582	₹	142	₹	1,931

Provision for warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for onerous contracts is recognized when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

19. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2024 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 11)	₹	-	₹	-	₹	-	₹	96,953	₹	96,953
Investments (Refer to Note 8)
Equity Instruments		4,404		-		15,830		-		20,234
Fixed maturity plan mutual funds		1,395		-		-		-		1,395
Short-term mutual funds		71,686		-		-		-		71,686
Non-convertible debentures		-		154,407		-		-		154,407
Government securities		-		7,030		-		-		7,030
Commercial papers		-		11,845		-		-		11,845
Bonds		-		28,195		-		-		28,195
Inter corporate and term deposits		-		-		-		38,008		38,008
Other financial assets
Trade receivables (Refer to Note 9)		-		-		-		119,522		119,522
Unbilled receivables		-		-		-		58,345		58,345
Other financial assets (Refer to Note 12)		-		-		-		16,086		16,086
Derivative assets (Refer to Note 19)		390		-		968		-		1,358
	₹	77,875	₹	201,477	₹	16,798	₹	328,914	₹	625,064
Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 15)	₹	-	₹	-	₹	-	₹	88,566	₹	88,566
Other financial liabilities (Refer to Note 16)		429		-		-		6,828		7,257
Loans, borrowings and bank overdrafts (Refer to Note 14)		-		-		-		141,466		141,466
Lease liabilities		-		-		-		23,183		23,183
Derivative liabilities (Refer to Note 19)		329		-		233		-		562
	₹	758	₹	-	₹	233	₹	260,043	₹	261,034

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 11)	₹	-	₹	-	₹	-	₹	121,974	₹	121,974
Investments (Refer to Note 8)
Equity Instruments		4,955		-		12,493		-		17,448
Fixed maturity plan mutual funds		1,503		-		-		-		1,503
Short-term mutual funds		88,776		-		-		-		88,776
Non-convertible debentures		-		219,389		-		-		219,389
Government securities		-		10,651		-		-		10,651
Commercial papers		-		2,858		-		-		2,858
Bonds		-		21,138		-		-		21,138
Inter corporate and term deposits		-		-		-		76,169		76,169
Other financial assets
Trade receivables (Refer to Note 9)		-		-		-		118,044		118,044
Unbilled receivables		-		-		-		64,280		64,280
Other financial assets (Refer to Note 12)		-		-		-		13,112		13,112
Derivative assets (Refer to Note 19)		1,105		-		715		-		1,820
	₹	96,339	₹	254,036	₹	13,208	₹	393,579	₹	757,162
Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 15)	₹	-	₹	-	₹	-	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 16)		1,864		-		-		9,807		11,671
Loans, borrowings and bank overdrafts (Refer to Note 14)		-		-		-		161,817		161,817
Lease liabilities		-		-		-		30,218		30,218
Derivative liabilities (Refer to Note 19)		75		-		893		-		968
	₹	1,939	₹	-	₹	893	₹	290,094	₹	292,926

Offsetting financial assets and liabilities

The following table contains information on financial assets and financial liabilities subject to offsetting:

	As at March 31, 2024						As at March 31, 2025
Financial assets	Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized		Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized
Trade receivables - non-current	₹	4,045	₹	-	₹	4,045	₹	299	₹	-	₹	299
Trade receivables - current		125,624		(10,147)		115,477		126,512		(8,767)		117,745
Other financial assets - non-current		5,550		-		5,550		4,664		-		4,664
Other financial assets - current		10,536		-		10,536		8,448		-		8,448
Unbilled receivables		61,055		(2,710)		58,345		66,194		(1,914)		64,280
	₹	206,810	₹	(12,857)	₹	193,953	₹	206,117	₹	(10,681)	₹	195,436

	As at March 31, 2024						As at March 31, 2025
Financial liabilities	Gross amounts recognized		Gross amounts of recognized financial assets set off		Net amounts recognized		Gross amounts recognized		Gross amounts of recognized financial assets set off		Net amounts recognized
Trade payables and accrued expenses	₹	101,423	₹	(12,857)	₹	88,566	₹	98,933	₹	(10,681)	₹	88,252
Other financial liabilities - non-current		4,985		-		4,985		7,793		-		7,793
Other financial liabilities - current		2,272		-		2,272		3,878		-		3,878
	₹	108,680	₹	(12,857)	₹	95,823	₹	110,604	₹	(10,681)	₹	99,923

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2024 and 2025, the carrying value of such financial assets, net of allowances, and liabilities approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of March 31, 2025 was 4.69%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the years ended March 31, 2024 and 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2024								As at March 31, 2025
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	968	₹	-	₹	968	₹	-	₹	715	₹	-	₹	715	₹	-
Others		390		-		390		-		1,105		-		1,105		-
Investments:
Short-term mutual funds		71,686		71,686		-		-		88,776		88,776		-		-
Fixed maturity plan mutual funds		1,395		-		1,395		-		1,503		-		1,503		-
Equity instruments		20,234		108		-		20,126		17,448		57		-		17,391
Non-convertible debentures, government securities, commercial papers and bonds		201,477		1,282		200,195		-		254,036		10,550		243,486		-

Liabilities
Derivative instruments:
Cash flow hedges	₹	(233)	₹	-	₹	(233)	₹	-	₹	(893)	₹	-	₹	(893)	₹	-
Others		(329)		-		(329)		-		(75)		-		(75)		-
Liability on written put options to non-controlling interests		(4,303)		-		-		(4,303)		(4,945)		-		-		(4,945)
Contingent consideration		(429)		-		-		(429)		(1,864)		-		-		(1,864)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)

The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the years ended March 31, 2024 and 2025:

Investment in equity instruments	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	19,321	₹	20,126
Additions		1,277		1,925
Disposals (1)(2)		(416)		(1,828)
Gain/(loss) recognized in consolidated statement of income		(136)		321
Gain/(loss) recognized in other comprehensive income		(485)		(3,609)
Translation adjustment		565		456
Balance at the end of the year	₹	20,126	₹	17,391

(1)
During the year ended March 31, 2024, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹ 179 and recognized a cumulative loss of ₹ 91 in other comprehensive income.
(2)
During the year ended March 31, 2025, as a result of an acquisition by other investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

Contingent consideration	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	(3,053)	₹	(429)
Addition through Business combination (Refer to Note 7)		-		(1,537)
Reversals (1)		1,300		169
Payouts		1,294		-
Finance expense (recognized)/reversed in consolidated statement of income		55		(47)
Translation adjustment		(25)		(20)
Balance at the end of the year	₹	(429)	₹	(1,864)

(1)
Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

Liability on written put options to non-controlling interests	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	-	₹	(4,303)
Addition through Business combination (Refer to Note 7)		(4,238)		-
Finance expense recognized in consolidated statement of income		(33)		(530)
Translation adjustment		(32)		(112)
Balance at the end of the year	₹	(4,303)	₹	(4,945)

As at March 31, 2024 and 2025, every 1% increase/decrease in the unobservable inputs used to estimate the fair value of contingent consideration and liability on written put options to non-controlling interests, does not have a material impact on its fair value.

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

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

							(in million)
	As at March 31,
	2024				2025
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	U.S.$	1,349	₹	264	U.S.$	1,008	₹	(608)
		€11	₹	10		€46	₹	78
		£17	₹	16		£43	₹	30
	AUD	15	₹	15	AUD	23	₹	79

Range forward option contracts	U.S.$	730	₹	192	U.S.$	764	₹	333
		€129	₹	59		€36	₹	(55)
		£86	₹	(11)		£43	₹	(89)
	AUD	57	₹	10	AUD	31	₹	5

Interest rate swaps	INR	4,750	₹	(71)	INR	-	₹	-
	U.S.$	225	₹	233	U.S.$	225	₹	24

Non-designated derivative instruments
Sell: Forward contracts (1)	U.S.$	1,158	₹	(31)	U.S.$	752	₹	975
		€195	₹	119		€94	₹	(27)
		£72	₹	44		£12	₹	(14)
	AUD	55	₹	30	AUD	65	₹	12
	SGD	26	₹	12	SGD	34	₹	4
	ZAR	97	₹	4	ZAR	162	₹	(13)
	CAD	61	₹	(1)	CAD	142	₹	71
	SAR	188	₹	(2)	SAR	179	₹	(4)
	QAR	5	₹	(2)	QAR	13	₹	^
	TRY	86	₹	(1)	TRY	90	₹	2
	NOK	20	₹	2	NOK	-	₹	-
	OMR	2	₹	^	OMR	2	₹	^
	JPY	3,975	₹	32	JPY	705	₹	(13)
	DKK	33	₹	3	DKK	31	₹	(11)
	AED	22	₹	^	AED	-	₹	-
	CNH	11	₹	3	CNH	7	₹	(1)
	MXN	212	₹	(35)	MXN	-	₹	-
	COP	8,120	₹	(5)	COP	8,120	₹	1
	MYR	20	₹	(2)	MYR	32	₹	1
	RON	80	₹	(9)	RON	8	₹	(1)
	BHD	^	₹	^	BHD	-	₹	-
	HKD	80	₹	^	HKD	39	₹	^
	CRC	3,380	₹	(19)	CRC	-	₹	-
	NZD	2	₹	2	NZD	-	₹	-
	TWD	-	₹	-	TWD	40	₹	^
	CHF	-	₹	-	CHF	9	₹	(3)
	PHP	-	₹	-	PHP	150	₹	(4)
	THB	-	₹	-	THB	43	₹	2
	PLN	-	₹	-	PLN	10	₹	1
	BRL	-	₹	-	BRL	17	₹	(2)

Buy: Forward contracts	U.S.$	4	₹	1	U.S.$	18	₹	(25)
		€7	₹	(5)		€10	₹	23
		£2	₹	^		£24	₹	37
	AUD	2	₹	^	AUD	3	₹	(2)
	CAD	49	₹	(4)	CAD	19	₹	(40)
	QAR	29	₹	10	QAR	4	₹	^
	CNH	126	₹	(5)	CNH	137	₹	(1)
	RON	91	₹	(9)	RON	67	₹	11
	TWD	40	₹	(2)	TWD	-	₹	-
	PLN	39	₹	(6)	PLN	99	₹	56
	SEK	39	₹	(5)	SEK	34	₹	18
	CHF	5	₹	(29)	CHF	-	₹	-
	BRL	67	₹	(5)	BRL	66	₹	18
	RMB	25	₹	(6)	RMB	-	₹	-
	KWD	^	₹	^	KWD	-	₹	-
	JPY	-	₹	-	JPY	306	₹	3
	DKK	-	₹	-	DKK	9	₹	(1)
	THB	-	₹	-	THB	178	₹	(5)
	CRC	-	₹	-	CRC	1,871	₹	^
	PHP	-	₹	-	PHP	168	₹	2
	PEN	-	₹	-	PEN	5	₹	^
	LKR	-	₹	-	LKR	1,100	₹	(1)
	CLP	-	₹	-	CLP	2,900	₹	(5)

BHD	-	₹	-	BHD	1	₹	^
OMR	-	₹	-	OMR	^	₹	^
HKD	-	₹	-	HKD	38	₹	(5)
SGD	-	₹	-	SGD	2	₹	(3)
MYR	-	₹	-	MYR	7	₹	^
MXN	-	₹	-	MXN	81	₹	(1)
		₹	796			₹	852

^ Value is less than 0.5

(1)
U.S.$ 1,158 and U.S.$ 752 includes U.S.$/PHP sell forward of U.S.$ 167 and U.S.$ 197 as at March 31, 2024 and 2025, respectively.

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

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2024		2025
Balance as at the beginning of the year	₹	(1,762)	₹	773

Changes in fair value of effective portion of derivatives		1,461		(1,185)
Deferred cancellation gain/(loss), net		40		(91)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		1,016		203
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		18		25
Gain/(loss) on cash flow hedging derivatives, net	₹	2,535	₹	(1,048)
Balance as at the end of the year	₹	773	₹	(275)
Deferred tax asset/(liability) thereon		(195)		65
Balance as at the end of the year, net of deferred taxes	₹	578	₹	(210)

(1)
Includes net (gain)/loss reclassified to revenue of ₹ 898 and ₹ 394 for the years ended March 31, 2024 and 2025, respectively; net (gain)/loss reclassified to cost of revenues of ₹ 221 and ₹ (51) for the years ended March 31, 2024 and 2025, respectively; net (gain)/loss reclassified to finance expenses of ₹ (167) and ₹ (213) for the years ended March 31, 2024 and 2025, respectively and net (gain)/loss reclassified to finance and other income of ₹ 64 and ₹ 73 for the years ended March 31, 2024 and 2025, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2025 are expected to occur and be reclassified to the consolidated statement of income over a period of 17 months.

As at March 31, 2024 and 2025, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables and net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfer its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognized and considered as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded in finance expenses, at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2023, 2024 and 2025 is not material.

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

Risk Management Procedures

The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by our senior management and Audit, Risk and Compliance Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollars, Pound Sterling, Euro, Australian Dollars and Canadian Dollars, while a large portion of costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect the Company’s results of operations.

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

As at March 31, 2025, a ₹ 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately ₹ 2,115 (including consolidated statement of income of ₹ 537 and other comprehensive income of ₹ 1,578) decrease in the fair value, and a ₹ 1 decrease would result in an approximately ₹ 2,134 (including consolidated statement of income of ₹ 537 and other comprehensive income of ₹ 1,597) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2024 and 2025:

	As at March 31, 2024
	U.S.$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	35,193	₹	12,315	₹	8,644	₹	2,556	₹	819	₹	4,198	₹	63,725
Unbilled receivables		18,104		3,427		3,250		1,694		599		2,615		29,689
Cash and cash equivalents		19,008		4,672		1,068		782		3,441		3,320		32,291
Other financial assets		12,549		1,428		197		207		785		1,818		16,984
Lease Liabilities		(2,976)		(2,764)		(183)		(155)		(137)		(1,269)		(7,484)
Trade payables, accrued expenses and other financial liabilities		(27,161)		(15,370)		(9,533)		(1,624)		(920)		(3,045)		(57,653)
Non-derivative financial assets/ (liabilities), net	₹	54,717	₹	3,708	₹	3,443	₹	3,460	₹	4,587	₹	7,637	₹	77,552

(1)
Other currencies reflect currencies such as Saudi Riyal, United Arab Emirates Dirham and Japanese Yen.

	As at March 31, 2025
	U.S.$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	39,306	₹	12,470	₹	7,611	₹	1,942	₹	629	₹	4,195	₹	66,153
Unbilled receivables		23,341		4,383		4,227		1,622		583		2,179		36,335
Cash and cash equivalents		28,719		5,871		1,357		1,007		4,392		2,575		43,921
Other financial assets		785		1,187		353		537		101		1,504		4,467
Lease Liabilities		(2,625)		(2,894)		(2,402)		(259)		(72)		(1,104)		(9,356)
Trade payables, accrued expenses and other financial liabilities		(32,507)		(12,735)		(10,683)		(1,220)		(1,068)		(4,435)		(62,648)
Non-derivative financial assets/ (liabilities), net	₹	57,019	₹	8,282	₹	463	₹	3,629	₹	4,565	₹	4,914	₹	78,872

(1)
Other currencies reflect currencies such as Saudi Riyal, Swiss Franc, Singapore Dollar, United Arab Emirates Dirham and Polish Zloty.

As at March 31, 2024 and 2025, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company increase/decrease our profits by approximately ₹ 776 and ₹ 789, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk.

From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2025, it would result in an increase/(decrease) in fair value of interest rate swaps of approximately ₹ 47 and ₹ (48), respectively, in other comprehensive income. If interest rates were to increase by 100 bps as on March 31, 2025, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 879. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2024 and 2025, or revenues for the years ended March 31, 2023, 2024 and 2025. There is no significant concentration of credit risk.

Trade receivables and unbilled receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a customer to engage in a repayment plan with the Company.

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

Cash and cash equivalents include demand deposits of ₹ 21,499 and bank balances of ₹ 63,350 held with three banks having high credit ratings, which are individually in excess of 10% or more of the Company’s total cash and cash equivalents as at March 31, 2025.

Investments include term deposits of ₹ 30,661 and non-convertible debentures of ₹ 24,399 held with a bank having high credit ratings, which is in excess of 10% or more of the Company’s total investments as at March 31, 2025.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2025, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2024
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	81,157	₹	938	₹	63,019	₹	-	₹	145,114	₹	(3,648)	₹	141,466
Lease Liabilities (1)		10,377		6,670		5,504		3,690		26,241		(3,058)		23,183
Trade payables and accrued expenses		88,566		-		-		-		88,566		-		88,566
Derivative liabilities		558		4		-		-		562		-		562
Other financial liabilities
Contingent consideration (2)		-		450		-		-		450		(21)		429
Liability on written put options to non-controlling interests (2)		-		-		2,438		2,763		5,201		(898)		4,303
Others		2,272		151		75		27		2,525		-		2,525
	₹	182,930	₹	8,213	₹	71,036	₹	6,480	₹	268,659	₹	(7,625)	₹	261,034

	As at March 31, 2025
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	99,884	₹	64,576	₹	-	₹	-	₹	164,460	₹	(2,643)	₹	161,817
Lease Liabilities (1)		9,563		6,950		8,426		11,379		36,318		(6,100)		30,218
Trade payables and accrued expenses		88,252		-		-		-		88,252		-		88,252
Derivative liabilities		968		-		-		-		968		-		968
Other financial liabilities
Contingent consideration (2)		580		420		1,401		-		2,401		(537)		1,864
Liability on written put options to non-controlling interests (2)		-		2,686		3,819		-		6,505		(1,560)		4,945
Rent Deposit		475		4		22		-		501		-		501
Liabilities towards customer contracts		342		342		684		-		1,368		-		1,368
Advance from customers		167		-		-		-		167		-		167
Capital creditors		1,255		-		-		-		1,255		-		1,255
Others		1,082		303		195		-		1,580		(9)		1,571
	₹	202,568	₹	75,281	₹	14,547	₹	11,379	₹	303,775	₹	(10,849)	₹	292,926

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

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31,
	2024		2025
Cash and cash equivalents	₹	96,953	₹	121,974
Investments - current		311,171		411,474
Loans, borrowings and bank overdrafts		(141,466)		(161,817)
	₹	266,658	₹	371,631

20. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	43,255	₹	47,261
Translation difference related to foreign operations, net		4,204		7,294
Transfer of shares pertaining to Non-controlling interests of subsidiary		-		(14)
Reclassification of foreign currency translation differences on liquidation of subsidiaries to consolidated statement of income		(198)		(41)
Balance at the end of the year	₹	47,261	₹	54,500

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122	₹	-
Other comprehensive income		(50)		(3,137)		705		-		-
As at March 31, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	-

As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	-
Addition through Business combination (Refer to Note 7)		-		-		-		-		(4,238)
Other comprehensive income		262		1,516		(473)		-		-
Buyback of equity shares (Refer to Note 22)		-		-		-		539		-
As at March 31, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)

As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		289		963		(3,476)		-		-
Bonus issue of equity shares (Refer to Note 22)		-		-		-		(1,661)		-
Transfer of shares pertaining to Non-controlling interests of subsidiary		(8)		-		-		-		-
Transfer to Retained earnings (1)		(130)		-		(5,624)		-		-
As at March 31, 2025	₹	(135)	₹	2,360	₹	1,220	₹	-	₹	(4,238)

(1) Towards transfer of cumulative realized (gain)/loss on disposal of investments in equity instruments designated as FVTOCI and towards transfer of cumulative (gain)/loss on remeasurement of defined benefit plans to retained earnings.

21. Income taxes

	Year ended March 31,
	2023		2024		2025
Income tax expense as per the consolidated statement of income	₹	33,992	₹	36,089	₹	42,777
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(275)		259		83
Gains/(losses) on cash flow hedging derivatives		(825)		554		(260)
Remeasurements of the defined benefit plans		(16)		111		49
	₹	32,876	₹	37,013	₹	42,649

Income tax expense consists of the following:

	Year ended March 31,
	2023		2024		2025
Current tax expense	₹	32,198	₹	34,973	₹	45,405
Deferred tax expense/(reversal)		1,794		1,116		(2,628)
	₹	33,992	₹	36,089	₹	42,777

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2023		2024		2025
Profit before tax	₹	147,657	₹	147,210	₹	174,957
Enacted income tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	₹	51,591	₹	51,435	₹	61,130
Effect of:
Income exempt from tax	₹	(17,398)	₹	(14,897)	₹	(12,960)
Basis differences that will reverse during a tax holiday period		268		(202)		(332)
Income taxed at higher / (lower) rates		(3,818)		(7,497)		(7,736)
Taxes related to prior years		(536)		2,567		(2,306)
Changes in unrecognized deferred tax assets		618		1,092		(17)
Expenses disallowed for tax purpose		3,563		3,945		4,460
Others, net		(296)		(354)		538
Income tax expense	₹	33,992	₹	36,089	₹	42,777
Effective income tax rate		23.02%		24.52%		24.45%

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2024		2025
Deferred tax assets
Carry forward losses (1)	₹	1,254	₹	898
Trade payables, accrued expenses and other liabilities		5,793		7,106
Allowances for lifetime expected credit loss		1,618		1,428
Cash flow hedges		-		65
Others		94		144
	₹	8,759	₹	9,641

Deferred tax liabilities
Property, plant and equipment	₹	(912)	₹	(536)
Amortizable goodwill		(4,909)		(5,449)
Intangible assets		(8,601)		(7,931)
Interest income and fair value movement of investments		(1,347)		(2,912)
Contract liabilities		(625)		(209)
Special Economic Zone re-investment reserve		(7,820)		(3,485)
Undistributed earnings of subsidiaries		-		(3,001)
Cash flow hedges		(195)		-
	₹	(24,409)	₹	(23,523)

Deferred tax liabilities, net	₹	(15,650)	₹	(13,882)

Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	1,817	₹	2,561
Deferred tax liabilities		(17,467)		(16,443)

(1)
Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2023	As at April 1, 2022		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combinations and others		Translation adjustment		As at March 31, 2023
Carry forward losses	₹	2,144	₹	397	₹	-	₹	-	₹	83	₹	2,624
Trade payables, accrued expenses and other liabilities		6,103		99		16		-		149		6,367
Allowances for lifetime expected credit loss		2,987		(1,234)		-		-		(10)		1,743
Property, plant and equipment		(1,058)		202		-		-		(55)		(911)
Amortizable goodwill		(3,285)		(299)		-		-		(271)		(3,855)
Intangible assets		(9,645)		1,947		-		(1,750)		(722)		(10,170)
Interest income and fair value movement of investments		(1,067)		(367)		275		-		(11)		(1,170)
Cash flow hedges		(466)		-		825		-		-		359
Contract asset / (Contract liabilities)		(60)		(298)		-		-		(12)		(370)
Special Economic Zone re-investment reserve		(5,549)		(1,688)		-		-		-		(7,237)
Others		53		(553)		-		134		(67)		(433)
Deferred tax liabilities, net	₹	(9,843)	₹	(1,794)	₹	1,116	₹	(1,616)	₹	(916)	₹	(13,053)

Movement during the year ended March 31, 2024	As at April 1, 2023		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combinations and others		Translation adjustment		As at March 31, 2024
Carry forward losses	₹	2,624	₹	(1,384)	₹	-	₹	-	₹	14	₹	1,254
Trade payables, accrued expenses and other liabilities		6,367		(477)		(111)		(4)		18		5,793
Allowances for lifetime expected credit loss		1,743		(129)		-		-		4		1,618
Property, plant and equipment		(911)		(1)		-		-		-		(912)
Amortizable goodwill		(3,855)		(993)		-		-		(61)		(4,909)
Intangible assets		(10,170)		2,067		-		(367)		(131)		(8,601)
Interest income and fair value movement of investments		(1,170)		82		(259)		-		-		(1,347)
Cash flow hedges		359		-		(554)		-		-		(195)
Contract asset / (Contract liabilities)		(370)		(257)		-		5		(3)		(625)
Special Economic Zone re-investment reserve		(7,237)		(583)		-		-		-		(7,820)
Others		(433)		559		-		(22)		(10)		94
Deferred tax liabilities, net	₹	(13,053)	₹	(1,116)	₹	(924)	₹	(388)	₹	(169)	₹	(15,650)

Movement during the year ended March 31, 2025	As at April 1, 2024		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combination and others		Translation adjustment		As at March 31, 2025
Carry forward losses	₹	1,254	₹	(357)	₹	-	₹	-	₹	1	₹	898
Trade payables, accrued expenses and other liabilities		5,793		1,362		(49)		-		-		7,106
Allowances for lifetime expected credit loss		1,618		(190)		-		-		-		1,428
Property, plant and equipment		(912)		371		-		-		5		(536)
Amortizable goodwill		(4,909)		(422)		-		-		(118)		(5,449)
Intangible assets		(8,601)		1,446		-		(566)		(210)		(7,931)
Interest income and fair value movement of investments		(1,347)		(1,482)		(83)		-		-		(2,912)
Cash flow hedges		(195)		-		260		-		-		65
Contract asset / (Contract liabilities)		(625)		428		-		-		(12)		(209)
Special Economic Zone re-investment reserve		(7,820)		4,335		-		-		-		(3,485)
Undistributed earnings of subsidiaries		-		(2,941)		-		-		(60)		(3,001)
Others		94		78		-		-		(28)		144
Deferred tax liabilities, net	₹	(15,650)	₹	2,628	₹	128	₹	(566)	₹	(422)	₹	(13,882)

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

Deferred tax asset amounting to ₹ 10,676 and ₹ 10,816 as at March 31, 2024 and 2025, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 43,785 and ₹ 44,274 as at March 31, 2024 and 2025, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 40,409, and ₹ 40,292 as at March 31, 2024 and 2025, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 3,376 and ₹ 3,982 as at March 31, 2024 and 2025, respectively, expires in various years through fiscal year 2042.

The Company has recognized deferred tax assets of ₹ 1,254 and ₹ 898 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2024 and 2025, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the consolidated statement of financial position for the years ended March 31, 2024 and 2025. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New Special Economic Zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 16,718, ₹ 14,308 and ₹ 11,798 for the years ended March 31, 2023, 2024 and 2025, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per equity share effect of these tax incentives for the years ended March 31, 2023, 2024 and 2025 is ₹ 1.53, ₹ 1.35, and ₹ 1.13, respectively. Previous years per equity share effect have been proportionately adjusted for the bonus issue in the ratio of 1:1. Refer to Note 22.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in certain subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of certain subsidiaries amounting to ₹ 88,742 and ₹ 86,937 as at March 31, 2024 and 2025, respectively and branch profit tax at 15% of the U.S. branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

For the year ended March 31, 2025, the Company applied a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules under International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2025. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

22. Dividends, Bonus issue and Buyback of equity shares

The Company declares and pays dividends in Indian Rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 6 (including ₹ 5 declared on March 25, 2022), ₹ 1 and ₹ 6, during the years ended March 31, 2023, 2024 and 2025, respectively.

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

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

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

The capital structure as at March 31, 2024 and 2025 was as follows:

	As at March 31,
	2024		2025		% Change
Equity attributable to the equity shareholders of the Company	₹	749,883	₹	828,309	10%
As percentage of total capital		82%		81%

Current loans, borrowings and bank overdrafts		79,166		97,863
Non-current loans and borrowings		62,300		63,954
Current and non-current lease liabilities		23,183		30,218
Total loans, borrowings and bank overdrafts and lease liabilities	₹	164,649	₹	192,035	17%
As percentage of total capital		18%		19%

Total capital	₹	914,532	₹	1,020,344	12%

Loans and borrowings represent 15% and 16% of total capital as at March 31, 2024 and 2025, respectively. The Company is not subjected to any externally imposed capital requirements.

24. Revenue

A. Contract assets and Contract liabilities
The following table presents the changes in contract assets balance:
	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	23,001	₹	19,854
Amount reclassified to receivables pertaining to fixed price development contracts on completion of milestones		(18,139)		(14,730)
Increase due to revenue recognized during the year		14,896		10,617
Translation adjustment		96		54
Balance at the end of the year	₹	19,854	₹	15,795

The following table presents the changes in contract liabilities balance:
	As at March 31,
	2024		2025
Balance at the beginning of the year	₹	22,682	₹	17,653
Revenue recognized from opening balance of contract liabilities		(19,815)		(14,695)
Increase due to invoicing during the year		14,761		17,036
Translation adjustment		25		69
Balance at the end of the year	₹	17,653	₹	20,063

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

As at March 31, 2023, 2024 and 2025, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 317,612, ₹ 318,756 and ₹ 364,937, respectively, of which approximately 66% is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C.
Disaggregation of revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 33 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Effective April 1, 2023, the Company reorganized its segments by merging the India State Run Enterprises (“ISRE”) segment as part of its APMEA SMU within IT Services segment.

Information on disaggregation of revenues for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	-	₹	898,829
Sale of products		-		-		-		-		-		6,047		6,047
	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	6,047	₹	904,876
B. Revenue by sector
Banking, Financial Services and Insurance	₹	4,611	₹	171,085	₹	102,741	₹	36,408	₹	314,845
Health		82,992		213		17,896		4,100		105,201
Consumer		109,398		4,087		38,010		18,270		169,765
Technology and Communications (1)		62,240		28,542		32,289		21,066		144,137
Energy, Manufacturing and Resources (1)		902		73,097		64,499		26,383		164,881
	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	6,047	₹	904,876
C. Revenue by nature of contract
Fixed price and volume based	₹	150,188	₹	141,397	₹	146,280	₹	63,339	₹	501,204	₹	-	₹	501,204
Time and materials		109,955		135,627		109,155		42,888		397,625		-		397,625
Products		-		-		-		-		-		6,047		6,047
	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	6,047	₹	904,876

Information on disaggregation of revenues for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	-	₹	893,476
Sale of products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,462	₹	165,002	₹	95,475	₹	35,762	₹	298,701
Health		95,496		162		17,699		4,954		118,311
Consumer		102,439		5,351		43,035		16,387		167,212
Technology and Communications (1)		66,326		25,220		30,961		19,651		142,158
Energy, Manufacturing and Resources (1)		1,408		73,652		66,647		25,387		167,094
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
C. Revenue by nature of contract
Fixed price and volume based	₹	150,253	₹	140,676	₹	149,007	₹	62,011	₹	501,947	₹	-	₹	501,947
Time and materials		117,878		128,711		104,810		40,130		391,529		-		391,529
Products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603

Information on disaggregation of revenues for the year ended March 31, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	-	₹	888,192
Sale of products		-		-		-		-		-		2,692		2,692
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884
B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,240	₹	172,817	₹	91,965	₹	38,231	₹	304,253
Health		108,305		236		13,982		3,272		125,795
Consumer		103,875		6,659		43,435		15,344		169,313
Technology and Communications (1)		64,907		24,255		31,804		14,933		135,899
Energy, Manufacturing and Resources (1)		3,479		67,998		59,001		22,454		152,932
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884
C. Revenue by nature of contract
Fixed price and volume based	₹	144,904	₹	137,385	₹	142,241	₹	56,390	₹	480,920	₹	-	₹	480,920
Time and materials		136,902		134,580		97,946		37,844		407,272		-		407,272
Products		-		-		-		-		-		2,692		2,692
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884

(1) Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector. Comparative period disaggregation of revenue has been restated to give effect to this change.

25. Expenses by nature

	Year ended March 31,
	2023		2024		2025
Employee compensation	₹	537,644	₹	549,301	₹	533,477
Sub-contracting and technical fees		115,247		103,030		100,148
Cost of hardware and software		6,627		4,116		3,170
Travel		14,445		15,102		14,095
Facility expenses		13,492		14,556		16,067
Software license expense for internal use		18,717		18,378		19,338
Depreciation, amortization and impairment(1)		33,402		34,071		29,579
Communication		5,911		4,878		3,842
Legal and professional fees		13,288		9,559		11,270
Rates, taxes and insurance		5,905		5,993		5,804
Marketing and brand building		2,951		3,555		3,591
Lifetime expected credit loss/ (write-back)		(604)		640		324
(Gain)/loss on sale of property, plant and equipment, net(2)		(89)		(2,072)		(606)
Miscellaneous expenses(3)		2,806		737		(454)
Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	769,742	₹	761,844	₹	739,645

(1)
Depreciation, amortization, and impairment includes an impairment charge on intangible assets amounting to ₹ 1,816, ₹ 1,701 and ₹ 1,155, for the years ended March 31, 2023, 2024 and 2025, respectively (Refer to Note 6).
(2)
(Gain)/loss on sale of property, plant and equipment, net for the years ended March 31, 2024 and 2025, includes gain on sale of immovable properties of ₹ (2,357) and gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), respectively.
(3)
Miscellaneous expenses are net of reversals of contingent consideration ₹ 1,300 and ₹ 169 for the years ended March 31, 2024 and 2025, respectively (Refer to Note 19). Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the year ended March 31, 2025.

26. Finance expenses

	Year ended March 31,
	2023		2024		2025
Interest on loans, borrowings and bank overdrafts	₹	6,648	₹	6,893	₹	7,124
Interest on lease liabilities		1,176		1,334		1,593
Interest on liability on written put options to non-controlling interests		-		33		530
Other finance expenses		2,253		4,292		5,523
	₹	10,077	₹	12,552	₹	14,770

27. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2023		2024		2025
Interest income	₹	16,889	₹	19,478	₹	27,210
Dividend income from equity investments designated as FVTOCI		3		3		2,299
Net gain from investments classified as FVTPL		1,344		4,558		8,765
Net loss from investments classified as FVTOCI		(51)		(143)		(72)
Finance and other income	₹	18,185	₹	23,896	₹	38,202

Foreign exchange gains/(losses), net on financial instruments measured at FVTPL	₹	(4,342)	₹	650	₹	(398)
Other foreign exchange gains/(losses), net		8,814		(310)		430
Foreign exchange gains/(losses), net	₹	4,472	₹	340	₹	32

28. Earnings per equity share

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

	Year ended March 31,
	2023		2024		2025
Profit attributable to equity holders of the Company	₹	113,500	₹	110,452	₹	131,354
Weighted average number of equity shares outstanding		10,954,933,146		10,576,571,110		10,456,741,552
Basic earnings per equity share	₹	10.36	₹	10.44	₹	12.56

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

	Year ended March 31,
	2023		2024		2025
Profit attributable to equity holders of the Company	₹	113,500	₹	110,452	₹	131,354
Weighted average number of equity shares outstanding		10,954,933,146		10,576,571,110		10,456,741,552
Effect of dilutive equivalent share options		23,049,204		34,853,518		32,197,840
Weighted average number of equity shares for diluted earnings per share		10,977,982,350		10,611,424,628		10,488,939,392
Diluted earnings per equity share	₹	10.34	₹	10.41	₹	12.52

For the years ended March 31, 2024 and 2025, 128,916 and 1,294,623 options respectively, were excluded from the diluted weighted-average number of equity shares calculation because their effect would have been anti-dilutive.

Earnings per share and number of shares outstanding for the years ended March 31, 2023 and 2024, have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders). Refer to Note 22.

29. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the years ended March 31, 2023, 2024 and 2025, were ₹ 3,958, ₹ 5,590, and ₹ 5,542, respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called WERT. In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Nomination and Remuneration Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 9,895,836, 5,952,740 and 11,905,480 treasury shares as at March 31, 2023, 2024 and 2025, respectively.

Wipro Employee Restricted Stock Unit Option Plans

A summary of the general terms of grants under restricted stock unit option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (1) (2) (3)	174,595,958	U.S.$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (1) (2) (3)	96,595,958	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (1) (2) (3)	67,663,302	₹ 2
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme) (1) (2) (4)	400,000,000	U.S.$ 0.03/₹ 2

(1)
The maximum contractual term of these RSUs option plans is perpetual until the options are available for grant under the plan.
(2)
The number of options reserved under the plan are adjusted to reflect the bonus issue in the proportion of 1:1, which was approved by the shareholders on November 21, 2024.
(3)
The number of options reserved under the plan are adjusted to reflect migration of 23,000,000 shares from WSRUP 2005 plan and 32,000,000 shares from WSRUP 2007 plan to WARSUP 2004 plan. This was approved by the shareholders on March 30, 2025.
(4)
The Company adopted the Wipro 2024 Scheme pursuant to approval of shareholders vide special resolution at the Annual General Meeting held on July 18, 2024.

Employees covered under restricted stock unit (the “RSUs”) options plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to three years from the date of grant. Upon vesting, the employees can acquire one equity share for every option and can exercise within a period of twelve months from the vesting date of last tranche under the grant.

The activity in equity-settled restricted stock unit option plans is summarized below:

		Year ended March 31,
		2023	2024	2025
	Range of exercise price and weighted average exercise price	Numbers of options
Outstanding at the beginning of the year	₹ 2	12,242,672	8,452,491	7,735,669
	U.S.$ 0.03	17,511,902	16,457,558	18,851,226
Bonus on outstanding (Refer to Note 22)	₹ 2	-	-	10,749,111
	U.S.$ 0.03	-	-	22,882,839
Granted	₹ 2	2,756,820	5,237,166	5,513,469
	U.S.$ 0.03	8,440,980	14,546,143	15,030,302
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	(343,451)	(655,831)	(331,920)
	U.S.$ 0.03	(943,333)	(1,807,750)	(499,875)
Exercised	₹ 2	(4,910,689)	(4,151,654)	(3,731,212)
	U.S.$ 0.03	(5,730,830)	(6,674,868)	(9,897,384)
Forfeited and expired	₹ 2	(1,292,861)	(1,146,503)	(1,300,370)
	U.S.$ 0.03	(2,821,161)	(3,669,857)	(9,410,529)
Outstanding at the end of the year	₹ 2	8,452,491	7,735,669	18,634,747
	U.S.$ 0.03	16,457,558	18,851,226	36,956,579
Exercisable at the end of the year	₹ 2	2,806,799	1,905,001	1,996,731
	U.S.$ 0.03	1,329,682	2,038,346	1,007,466

The Company has granted below options under RSU and ADS option plan(1):

	Year ended March 31,
	2023	2024	2025
Restricted Stock Units (RSU)	2,756,820	3,344,668	3,498,476
Performance based stock options (RSUs)	-	1,892,498	2,014,993
Total	2,756,820	5,237,166	5,513,469
ADS RSU	8,440,980	8,886,979	9,707,235
Performance based stock options (ADS)	-	5,659,164	5,323,067
Total	8,440,980	14,546,143	15,030,302

(1)
Numbers in above table are not given effect of bonus shares issued during the year ended March 31, 2025.

During the year ended March 31, 2025, RSU and ADS grants were issued under the WSRUP 2007 plan, WARSUP 2004 plan and Wipro 2024 Scheme. Performance based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled restricted stock unit option plans is summarized below:

	Year ended March 31,
	2023	2024	2025
	Number of options
Outstanding at the beginning of the year	24,600	11,800	7,000
Exercised	(12,800)	(4,800)	-
Forfeited and expired	-	-	(7,000)
Outstanding at the end of the year	11,800	7,000	-
Exercisable at the end of the year	7,600	7,000	-

The following table summarizes information about outstanding restricted stock unit option plans:

	Year ended March 31,
	2023		2024		2025
Range of exercise price and weighted average exercise price	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹ 2	8,452,491	14	7,735,669	18	18,634,747	18
U.S.$ 0.03	16,457,558	21	18,851,226	20	36,956,579	19

The weighted average grant date fair value of options granted during the years ended March 31, 2023, 2024 and 2025 was ₹ 422.37, ₹ 387.67, and ₹ 454.58 for each option, respectively. The weighted average share price of options exercised during the years ended March 31, 2023, 2024 and 2025 was ₹ 421.06, ₹ 422.87, and ₹ 389.52 for each option, respectively.

30. Employee benefits

a)
Employee costs includes

	Year ended March 31,
	2023		2024		2025
Salaries and bonus	₹	516,063	₹	524,484	₹	507,629
Contribution to provident and other funds		17,623		19,227		20,306
Share-based compensation(1)		3,958		5,590		5,542
	₹	537,644	₹	549,301	₹	533,477

(1)
Includes ₹ (11), ₹ 6 and ₹ (9) for the years ended March 31, 2023, 2024 and 2025, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2023		2024		2025
Cost of revenues	₹	456,759	₹	459,466	₹	452,800
Selling and marketing expenses		46,840		51,224		47,788
General and administrative expenses		34,045		38,611		32,889
	₹	537,644	₹	549,301	₹	533,477

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31,
	2023		2024		2025
Return on plan assets excluding interest income - loss/(gain)	₹	626	₹	(675)	₹	(416)
Actuarial loss/(gain) arising from financial assumptions		(2,106)		373		146
Actuarial loss/(gain) arising from demographic assumptions		342		98		(115)
Actuarial loss/(gain) arising from experience adjustments		741		82		(12)
Change in the effect of asset ceiling - loss/(gain)		463		(71)		74
(Gain)/loss on re-measurement of defined benefit plans, net	₹	66	₹	(193)	₹	(323)
Deferred tax (asset)/liability thereon		(16)		111		49
(Gain)/loss on re-measurement of defined benefit plans, net of deferred taxes	₹	50	₹	(82)	₹	(274)

b)
Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian Rupees, pension and certain benefit plans in foreign jurisdictions.

Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2023		2024		2025
Current service cost	₹	2,682	₹	2,993	₹	3,205
Net interest expense on net defined benefit liability		45		45		95
Net charge to consolidated statement of income	₹	2,727	₹	3,038	₹	3,300

Actual return on plan assets	₹	184	₹	1,828	₹	1,646

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2024		2025
Defined benefit obligation at the beginning of the year	₹	18,613	₹	21,516
Addition through Business combination		13		-
Current service cost		2,993		3,205
Interest expense on obligation		1,178		1,308
Benefits paid		(1,927)		(2,627)
Contributions from plan participants due to transfer		-		558
Remeasurement loss/(gain)
Actuarial loss arising from financial assumptions		373		146
Actuarial loss/(gain) arising from demographic assumptions		98		(115)
Actuarial loss/(gain) arising from experience adjustments		82		(12)
Translation adjustment		93		209
Defined benefit obligation at the end of the year	₹	21,516	₹	24,188

Change in plan assets is summarized below:

	As at March 31,
	2024		2025
Fair value of plan assets at the beginning of the year	₹	18,005	₹	20,022
Expected return on plan assets		1,153		1,230
Employer contributions		140		141
Benefits paid		(20)		(313)
Contributions from plan participants due to transfer		-		558
Remeasurement gain
Return on plan assets excluding interest income		675		416
Translation adjustment		69		177
Fair value of plan assets at the end of the year	₹	20,022	₹	22,231

	As at March 31,
	2024		2025
Defined benefit obligation	₹	21,516	₹	24,188
Fair value of plan assets		20,022		22,231
Present value of unfunded obligation	₹	(1,494)	₹	(1,957)
Change in the effect of asset ceiling		(442)		(545)
Recognized liability	₹	(1,936)	₹	(2,502)

Change in effect of asset ceiling is summarized below:

	As at March 31,
	2024		2025
Effect of asset ceiling at the beginning of the year	₹	490	₹	442
Interest expense on effect of asset ceiling		20		17
Changes in the effect of limiting the surplus to the asset ceiling		(71)		74
Translation adjustment		3		12
Effect of asset ceiling at the end of the year	₹	442	₹	545

As at March 31, 2024 and 2025, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2024	2025
Discount rate	6.11%	5.75%
Expected return on plan assets	6.11%	5.75%
Expected rate of salary increase	6.29%	6.40%
Duration of defined benefit obligations	7.42 years	7.03 years

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

Expected future contribution and estimated future benefit payments from the fund are as follows:

For the year ended March 31, 2024
Expected contribution to the fund during the year ending March 31, 2025	₹	2,476
Estimated benefit payments from the fund for the year ending March 31:
2025	₹	3,079
2026		2,578
2027		2,621
2028		2,380
2029		2,225
Thereafter		17,176
Total	₹	30,059

For the year ended March 31, 2025
Expected contribution to the fund during the year ending March 31, 2026	₹	3,545
Estimated benefit payments from the fund for the year ending March 31:
2026	₹	3,565
2027		3,218
2028		2,953
2029		2,736
2030		2,412
Thereafter		17,692
Total	₹	32,576

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2025.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2025, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,565) and ₹ 1,807 respectively (March 31, 2024: ₹ (1,436) and ₹ 1,649 respectively).

As of March 31, 2025, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 1,189 and ₹ (1,129) respectively (March 31, 2024: ₹ 1,118 and ₹ (1,051) respectively).

The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

c)
Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2024		2025
Fair value of plan assets	₹	106,781	₹	121,067
Present value of defined benefit obligation		(106,781)		(121,067)
Net shortfall	₹	-	₹	-

The total expense for the years ended March 31, 2023, 2024 and 2025 is ₹ 5,941, ₹ 6,265 and ₹ 6,517, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2024	2025
Discount rate for the term of the obligation	7.20%	6.55%
Average remaining tenure of investment portfolio	6.61 years	6.71 years
Guaranteed rate of return	8.25%	8.25%

d)
Defined contribution plans:

The total expense for the years ended March 31, 2023, 2024 and 2025 was ₹ 9,000, ₹ 9,969 and ₹ 10,584, respectively.

31. Related party relationship and transactions

The list of subsidiaries, associate and joint venture as at March 31, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women's Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman

	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited (6)		Singapore
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (7)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (8)			USA
	Wipro Life Science Solutions, LLC (9)		USA

The Company controls ‘Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and ‘Wipro Foundation’ in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)
Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited acquired 45% of the equity securities of Women’s Business Park Technologies Limited on March 24, 2025 in addition to 55% of the equity securities held at the beginning of financial year 2025.

(3)
The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.

(4)
Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.

(5)
Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.

(6)
Wipro Networks Pte Limited has acquired 100% of the equity securities of Applied Value Technologies Pte Limited.

(7)
Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.

(8)
Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with effect from September 30, 2024.

(9)
Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.

(1)
Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (11)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, Inc. (10)	USA
		Rizing Pte Ltd. (11)	Singapore
The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (11)	Germany
		Wipro IT Services Austria GmbH	Austria

(10)
Attune Netherlands B.V transferred its entire shareholding in Rizing Consulting USA, Inc. to Rizing LLC, effective March 31, 2025.

(11)
Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Azim Premji Trustee Company Pvt Ltd	Entity controlled by Promoters
Azim Premji Safe Deposit Pvt Ltd	Entity controlled by Promoters
Hasham Premji Pvt Ltd	Entity controlled by Promoters
PI Opportunities Fund I	Entity controlled by Promoters
PI Opportunities Fund II	Entity controlled by Promoters
Apex Trust	Entity controlled by Promoters
Napean Trading and Investment Company (Singapore) Pte Ltd	Entity controlled by Promoters
Pioneer Private Trust	Entity controlled by Promoters
Pioneer Investment Fund	Entity controlled by Promoters
Azim Premji Trust Services Pvt Ltd	Entity controlled by Promoters
Pl International Holdings LLC	Entity controlled by Promoters
Azim Premji Custodial & Management Service Private Limited	Entity controlled by Promoters
Azim Premji Education Trust	Entity controlled by Promoters
Prazim Trading & Investment Company Private Limited	Entity controlled by Promoters
Nina Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Varsha Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Bharti Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Napean Opportunities LLP	Entity controlled by Promoters
Best Value Chem Private Limited	Entity controlled by Promoters
PI Investment Advisory LLP	Entity controlled by Promoters
WEPL Family Trust	Entity controlled by Promoters
Hygienic Research Institute Private Limited	Entity controlled by Promoters
Wipro Enterprises (P) Limited and its subsidiaries	Entity controlled by Promoters
Wipro Cares	Entity controlled by Promoters
Azim Premji University	Entity controlled by Promoters
PI Opportunities Fund I Scheme II	Entity controlled by Promoters
PI Opportunities AIF V LLP	Entity controlled by Promoters
Vidyaniti LLP	Entity controlled by Promoters
Pioneer Investment Fund Scheme II	Entity controlled by Promoters
Central Camera Co. Pvt. Ltd.	Entity controlled by Promoters
Gem Photographic (India) Pvt. Ltd.	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric
S.B. Packagings Private Limited	Entity with significant influence of Promoters
Financial Software and Systems Private Limited	Entity with significant influence of Promoters
Fab India Limited	Entity with significant influence of Promoters
Amagi Media Labs Private Limited	Entity with significant influence of Promoters
ID Fresh Food India Private Limited	Entity with significant influence of Promoters
Finnovation Tech Solutions Private Limited	Entity with significant influence of Promoters
Shubham Housing Development Finance Company Limited	Entity with significant influence of Promoters
Microplastics Private Limited	Entity with significant influence of Promoters
Comfort Grid Technologies Private Limited	Entity with significant influence of Promoters
TI Medical Private Limited	Entity with significant influence of Promoters
Indiejewel Fashions Private Limited	Entity with significant influence of Promoters
The Woodenstreet Furnitures Private Limited	Entity with significant influence of Promoters
Krazybee Services Private Limited	Entity with significant influence of Promoters

Post-employment benefit plans
Wipro Information Technology Limited Provident Fund Trust	Post-employment benefit plans

Wipro Systems Provident Fund Trust	Post-employment benefit plans
Wipro Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Superannuation Trust	Post-employment benefit plans
Wipro Infotech Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited Employees Superannuation Fund (formerly known as Wipro Systems Limited Management Employees Pension Fund)	Post-employment benefit plans
Wipro Limited Employees Gratuity Fund (formerly known as Wipro Infotech Limited Employees Gratuity Fund)	Post-employment benefit plans
Wipro Limited BPO Division Employees Gratuity Trust	Post-employment benefit plans

Key management personnel
Azim H. Premji	Non-Executive, Non-Independent Director (designated as "Founder Chairman") (1)
Rishad A. Premji	Chairman of the Board (designated as "Executive Chairman")
Srinivas Pallia	Chief Executive Officer and Managing Director (2)
Aparna C. Iyer	Chief Financial Officer
Päivi Rekonen	Independent Director
N. S. Kannan	Independent Director
Dr. Patrick J. Ennis	Independent Director
Patrick Dupuis	Independent Director
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director
(1)
Mr. Azim H. Premji is the ultimate controlling party.
(2)
At its meeting held on April 6, 2024, the Board of Directors approved the appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a term of five years.

Close members of Key management personnel:

- Yasmeen A. Premji

- Tariq A. Premji

- Aditi Mehta Premji

The Company has the following related party transactions:

	Entities controlled by/with significant influence of Promoters		Key Management Personnel		Associate		Other related parties
Transactions for the year ended March 31, 2023
Sale of goods and services	₹	451	₹	-	₹	-	₹	-
Items of property, plant and equipments purchased		129		-		-		-
Dividend (1)		22,555		1,458		-		-
Rental income		26		-		-		-
Rent paid		1		7		-		-
Contribution to post employment benefit plans		-		-		-		5,941
Others		27		-		-		-

Key management personnel (2)
Remuneration and short-term benefits (4)	₹	-	₹	811	₹	-	₹	-
Other benefits (5)		-		301		-		-

Balance as at March 31, 2023
Receivables	₹	313	₹	-	₹	-	₹	-
Payables		-		167		-		-

	Entities controlled by/with significant influence of Promoters		Key Management Personnel		Associate		Other related parties
Transactions for the year ended March 31, 2024
Sale of goods and services	₹	559	₹	-	₹	-	₹	-
Purchase of services		-		-		107		-
Items of property, plant and equipments purchased		330		-		-		-
Dividend (1)		3,577		232		-		-
Buyback of shares (1)		81,093		5,028		-		-
Rental income		26		-		-		-
Rent paid	^			7		-		-
Contribution to post employment benefit plans		-		-		-		6,265
Others		14		-		-		-

Key management personnel (2)(3)
Remuneration and short-term benefits (4)	₹	-	₹	1,321	₹	-	₹	-
Other benefits (5)		-		585		-		-

Balance as at March 31, 2024
Receivables	₹	478	₹	-	₹	-	₹	-
Payables		-		638		-		-

	Entities controlled by/with significant influence of Promoters		Key Management Personnel		Associate		Other related parties
Transactions for the year ended March 31, 2025
Sale of goods and services	₹	305	₹	-	₹	-	₹	-
Purchase of services		423		-		-		-
Items of property, plant and equipments purchased		155		-		-		-
Ticketing and hospitality		448		-		-		-
Dividend (1)		42,923		2,780		-		-
Rental income		31		-		-		-
Rent paid		1		12		-		-
Contribution to post employment benefit plans		-		-		-		6,517
Others		70		-		-		-

Key management personnel (2)(6)
Remuneration and short-term benefits (4)	₹	-	₹	596	₹	-	₹	-

Other benefits (5)		-		283		-		-

Balance as at March 31, 2025
Receivables	₹	255	₹	-	₹	-	₹	-
Payables		-		254		-		-

^ Value is less than 0.5

(1)
Includes relative of Key management personnel.

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

(5)
Other benefits include ₹ 292, ₹ 575, and ₹ 277 as of March 31, 2023, 2024 and 2025, respectively towards amortization of RSUs granted to Key management personnel which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company.

(6)
Remuneration, short-term benefits and other benefits for Mr. Srinivas Pallia is for the period from April 7, 2024 to March 31, 2025.

During the year ended March 31, 2025, the Company allotted 231,642,592 equity shares to Key management personnel and 3,576,894,608 equity shares to Entities controlled by Promoters on account of bonus issue.

All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Management Personnel, which may have a potential conflict with the interests of the Company at large.

32. Commitments and contingencies

Capital commitments: As at March 31, 2024 and 2025, the Company had committed to spend approximately ₹ 10,322 and ₹ 8,719 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2024 and 2025, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 13,455 and ₹ 13,110 respectively, as part of the bank line of credit.

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

The Company’s assessments in India are completed for the years up to March 31, 2019 and for the year ended March 31, 2021. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park in Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 95,520 and ₹ 99,431 are not acknowledged as debt as at March 31, 2024 and 2025, respectively. These matters are pending before various Appellate authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 18,799 and ₹ 19,292 as of March 31, 2024 and 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

33. Segment information

Effective April 1, 2023, the Company has reorganized its segments by merging ISRE segment as part of its APMEA SMU within IT Services segment.

The Company is now organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific, Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, healthcare, medical devices and life sciences, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe, and Southern Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

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

Information on reportable segments for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	261,270	₹	278,374	₹	256,845	₹	106,812	₹	903,301	₹	6,047	₹	-	₹	909,348
Segment result		51,555		59,690		37,667		10,681		159,593		(176)		(1,442)		157,975
Unallocated										(18,369)		-		-		(18,369)
Segment result total									₹	141,224	₹	(176)	₹	(1,442)	₹	139,606
Finance expense																(10,077)
Finance and other income																18,185
Share of net profit/(loss) of associate accounted for using the equity method																(57)
Profit before tax															₹	147,657
Income tax expense																(33,992)
Profit for the year															₹	113,665
Depreciation, amortization and impairment															₹	33,402

Information on reportable segments for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	268,230	₹	269,482	₹	253,927	₹	102,177	₹	893,816	₹	4,127	₹	-	₹	897,943
Segment result		59,364		59,163		33,354		12,619		164,500		(371)		(7,726)		156,403
Unallocated										(20,304)		-		-		(20,304)
Segment result total									₹	144,196	₹	(371)	₹	(7,726)	₹	136,099
Finance expense																(12,552)
Finance and other income																23,896
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(233)
Profit before tax															₹	147,210
Income tax expense																(36,089)
Profit for the year															₹	111,121
Depreciation, amortization and impairment															₹	34,071

Information on reportable segments for the year ended March 31, 2025 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	281,824	₹	271,972	₹	240,077	₹	94,351	₹	888,224	₹	2,692	₹	-	₹	890,916
Segment result		58,186		61,326		29,434		12,850		161,796		(173)		(195)		161,428
Unallocated										(10,157)		-		-		(10,157)
Segment result total									₹	151,639	₹	(173)	₹	(195)	₹	151,271
Finance expense																(14,770)
Finance and other income																38,202
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																254
Profit before tax															₹	174,957
Income tax expense																(42,777)
Profit for the year															₹	132,180
Depreciation, amortization and impairment															₹	29,579

Revenues from India, being the Company’s country of domicile, were ₹ 25,115, ₹ 23,484 and ₹ 20,699 for years ended March 31, 2023, 2024 and 2025, respectively.

Revenues from the United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Year ended March 31,
	2023		2024		2025
United States of America	₹	506,690	₹	512,740	₹	529,943
United Kingdom		113,023		108,613		95,241
	₹	619,713	₹	621,353	₹	625,184

No customer individually accounted for more than 10% of the revenues during the years ended March 31, 2023, 2024 and 2025.

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
d)
Restructuring cost of ₹ 1,355 and ₹ 6,814 is included under Reconciling items for the years ended March 31, 2023 and 2024, respectively.
e)
Reconciling Items for the year ended March 31, 2024, includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)
Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration due to change in estimates is included under “Unallocated” within IT Services segment.

Accordingly, “Unallocated” within IT Services segment results is after recognition of the below:

	Year ended March 31,
	2023		2024		2025
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	9,954	₹	11,756	₹	7,909
Change in fair value of contingent consideration (Refer to Note 19)		(1,671)		(1,300)		(169)

Segment results of IT Services segment for the year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination. (Refer to Note 6)

g)
Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 3,958, ₹ 5,590, and ₹ 5,542 for the years ended March 31, 2023, 2024 and 2025, respectively.
h)
Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of, ₹ (89), ₹ (2,072) and ₹ (606) for the years ended March 31, 2023, 2024 and 2025, respectively.
34.
The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability/contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

The accompanying notes form an integral part of these consolidated financial statements.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended	6-K	001-16139	99.2	2/28/2019

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3	7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000

2.3	Description of Securities	20-F	001-16139	2.3	6/9/2021

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008

4.10	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008

4.11	Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024	S-8	333-287225	10.2	5/13/2025

4.12	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004

4.13	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.14	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

11.1	Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons and Their Immediate Relatives	20-F	001-16139	11.1	5/22/2024

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

17	Issuers of Guaranteed Securities	20-F	001-16139	17	6/9/2022

97.1	Compensation Recovery Policy	20-F	001-16139	97.1	5/22/2024

101.INS	Inline XBRL Instance Document					X

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents					X

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Srinivas Pallia	/s/ Aparna C. Iyer
Date: May 22, 2025	Srinivas Pallia, Chief Executive Officer and Managing Director	Aparna C. Iyer, Chief Financial Officer