Form 20-F
period 2026-03-31
WIPRO LTD
filed 2026-06-02
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2026

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,488,412,458 Equity Shares.

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

All references to “we,” “us,” “our,” “Wipro,” “the Company” or “the Group” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report on Form 20-F, all convenience translations from Indian Rupees to U.S. Dollars are based on the certified foreign exchange rates published by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board of Governors”) on March 31, 2026, which was ₹ 93.83 per U.S.$ 1. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

The forward-looking statements contained herein are identified by the use of terms and phrases such as “ambition,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “objectives,” “outlook,” “plan,” “probably,” “project,” “seek,” “target,” “will” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

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
•
projections regarding future economic policy, legislation, foreign investment, tariffs and trade wars, currency exchange and other geopolitical events and policy matters that may affect our business;
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

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report on Form 20-F. Any of these risks or other risks currently unknown or considered immaterial may adversely affect our business, as well as our reputation, financial condition and results of operations. Such risks could also adversely impact the market price of our equity shares and/or American Depositary Shares (“ADSs”), and investors may lose all or part of their investment. The following risk factors should be considered carefully in evaluating us and our business.

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
•
The markets in which we operate are highly competitive, and we might not be able to compete effectively.
•
Our revenues are highly dependent on clients primarily located in the Americas (including the United States (“U.S.”)) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.
•
If our clients are unable to pay our dues and receivables, our results of operations and cash flows could be adversely affected.
•
Restrictive changes to immigration laws and/or policies may hamper our growth and cause our revenue to decline.
•
Recent and continued geopolitical changes, including changes in tariffs and trade policies, where we or our clients operate, and other geopolitical events, conflicts or disruption around the globe, may directly or indirectly hamper our growth.
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
•
Wage increases in India or our inability to hire in low-cost locations may diminish our competitive advantage against companies located in the United States and Europe and may reduce our profit margins.
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
•
reduction in market share due to competition with large global consulting firms, software and solution providers, niche service providers, in-house information technology (“IT”) departments and global capability centers (“GCCs”) of large corporations;
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
•
our ability to accurately forecast our clients' demand patterns to ensure the availability of trained employees to satisfy such demand; and
•
our ability to identify and acquire new businesses.

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
•
political uncertainties, changes in regulations, or other economic factors, including the economic conditions in India, the United States, the United Kingdom (“U.K.”), the European Union (the “EU”), Australia, the Middle East and other geographies in which we operate and uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and
•
increases in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

The markets in which we operate are highly competitive, and we might not be able to compete effectively.

The markets in which we offer our services and solutions are highly competitive. We compete with large global consulting firms; software and service providers, including specialized, niche and fast‑growing companies; AI-native companies and with the internal IT departments of large enterprises, including global capability centers. Some of our competitors are able to innovate or scale more rapidly or are willing to offer more aggressive pricing, contractual terms or alternative commercial models. In addition, competitors may collaborate to create competing offerings. If we are unable to effectively differentiate our services and solutions or clearly demonstrate their value to clients, we may not be able to win new engagements in sufficient volumes, maintain pricing or achieve our targeted margins, which could materially adversely affect our business, results of operations and financial condition.

Our ability to compete successfully also depends on our capacity to anticipate and respond effectively to rapid and continuing changes in technology and evolving client requirements, including in areas such as digital, cloud, cybersecurity, artificial intelligence and other emerging technologies. If we do not invest adequately, innovate at an appropriate pace, or successfully adapt our service offerings, delivery models, pricing and cost structures, we may fail to maintain a competitive advantage or execute our growth strategy. Technological developments may reduce or replace demand for certain of our existing services, and clients may delay, reduce or suspend spending while evaluating new technologies or alternative solutions. In addition, industry consolidation and the increasing ability of technology providers, including ecosystem partners and AI‑native companies, to offer more integrated or platform‑based solutions that require reduced third‑party integration services to a lesser extent or replace them entirely may further intensify competition. Any failure to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 62% of our IT Services segment revenue from the Americas (including the United States) and 27% of our IT Services segment revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. We are also exposed to the economic, market and fiscal conditions in the U.K. and the EU. If the economy in the Americas or Europe is volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly or cause our clients to request discounts on our products or services. International political crisis, including geopolitical conflicts between Russia and Ukraine or conflict in the Middle East or South Asia, could have significant negative macroeconomic consequences, such as a rise in inflation, a slow-down in GDP growth rates, instability in global credit markets and financial conditions and diminished expectations for the global economy, including on the businesses of our customers and partners and negatively impact their spending on IT services. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability. Extreme protectionism, the imposition of tariffs, and trade wars may also result in weaker global trade and economic activity, which could adversely affect our business.

We have historically derived, and expect to continue to derive, a significant portion of our revenues from a limited number of clients operating across diverse industries and geographic markets. In fiscal year 2026, our five largest clients accounted for 14.3% of our total revenues, and our ten largest clients accounted for approximately 23.7% of our total revenues. As a result, our business and financial performance are significantly influenced by conditions affecting these clients and the markets in which they operate. The loss of, or a material reduction in business from, one or more significant clients whether due to market‑driven factors, changes in client strategy, or conditions affecting the industries in which such clients operate could have a material adverse effect on our revenues, results of operations, cash flows, and financial condition.

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

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled receivables. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a downturn or a recession, may also significantly affect financing markets the availability of capital and the terms and conditions of any financing arrangements, including the overall cost of financing as well as the financial creditworthiness of our clients. Financial difficulties for our clients, including limited access to the credit markets, higher costs to raise debt, insolvency or bankruptcy could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. If our clients are unable to meet their contractual obligations, our results of operations and cash flows may be adversely affected.

We also believe that our customers continue to assess the impact of macroeconomic factors on their business and future investment plans, resulting in business uncertainty. Certain of our clients, particularly those operating in technology, software and sponsor‑backed businesses, may rely on private credit and other non‑bank financing sources to fund operations and growth initiatives. Continuing or worsening economic instability or the deterioration of the financial performance, condition or prospects of our customers could result in a cancellation of, or defaults in the payments for, such orders or otherwise adversely affect spending for IT, network infrastructure, systems and tools, and limit our ability to forecast future demand for our products, which could reduce expected revenue or result in a write-down of receivables.

Our international operations subject us to risks inherent in doing business on an international level which could harm our operating results.

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

Pandemics and public health crises affecting the geographies where our or our customers’ operations are located can have an adverse impact on our business.

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

Restrictive changes to immigration laws and/or policies in countries in which we operate, including the United States, may limit outsourcing work, which may hamper our growth and cause our revenue to decline.

The success of our business is dependent on our ability to attract and retain talented and experienced professionals, and the ability to mobilize them around the world to meet our clients’ needs. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws to limit the availability of certain work visas or increase visa fees in the key markets in which we operate may impact our ability to staff projects in a timely manner and negatively affect our profitability.

Travel restrictions during pandemics and due to geopolitical conflicts may also negatively impact our employees’ ability to obtain work permits or cause delays in obtaining work permits and travel as required to provide services to our clients.

We currently have sufficient personnel with valid non-immigrant worker visas and have increased hiring of local employees in the United States to continue services to clients. However, since a large part of our business centers around the United States, changes to U.S. immigration laws, fees and conditions for grant of work permits could make it more difficult to obtain the required non-immigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States, which in turn could adversely affect our revenues and operating profitability.

Further, under the U.K.’s Transfer of Undertakings (Protection of Employees) Regulations, 2006 (“TUPE”), as well as similar employee protection regulations in certain EU jurisdictions, outsourcing arrangements may result in the automatic transfer of employees and related employment liabilities. Dismissals connected with such transfer may, in certain circumstances, give rise to employment-related claims. These regimes may increase the cost and complexity of outsourcing for our customers and, in certain circumstances, could affect our results of operations and financial position.

Recent and continued geopolitical changes, including changes in tariffs and trade policies, where we or our clients operate, and other geopolitical events, conflicts or disruption around the globe, may directly or indirectly hamper our growth.

Our business may be directly or indirectly impacted by geopolitical conditions, including the recent changes in global trade policies by certain countries with large economies, the retaliatory changes taken by affected trading partners, and the prospect for further increases in tariffs and other trade measures by these countries or their trading partners. At this time, the trade and tariff policies of these countries remains fluid. All of these policies are subject to continued change, negotiation, and revision. However, sustained increases in tariffs on imported goods, or further increases in tariffs on imported goods, may result in adverse macroeconomic effects and a material adverse effect on our business and operating results. For example, increased tariffs or retaliatory actions taken by affected countries in response to increased tariffs could directly affect hardware, software, or services we use or develop, or indirectly affect us through impacts on hardware, software, or services that our clients or suppliers use or develop.

In addition, geopolitical conflicts around the world, including recent escalation of geopolitical tensions, such as in the Middle East, South Asia, and Russia/Ukraine, could also directly or indirectly affect us, our customers, or our suppliers, including through increased use of sanctions, export controls, and other geopolitical tools; impacts on supply chains; and other macroeconomic effects. Heightened instability may contribute to volatility in energy prices, inflationary pressures, supply-chain disruptions and reduced business confidence, which could lead clients to delay, reduce or reprioritize technology spending. In addition, such developments may increase operational, regulatory, cybersecurity and compliance risks, affect workforce mobility and business continuity, and disrupt third-party vendors or service providers. Any of these factors could materially and adversely affect our revenues, results of operations, cash flows and financial condition.

Risks Related to Our Contractual Obligations

We may be subject to litigation and be required to pay damages for deficient services or for violating IP rights, data breach or breach of confidentiality.

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may not be aware if our employees have misappropriated and/or misused IP, and their actions could result in third-party claims against us for IP misappropriation and/or infringement. We may also be subject to litigation or damages for violating or misusing our clients’ IP rights or for breaches of third-party IP rights or confidential information (including but not limited to proprietary data and personally identifiable information) or for wrong decisions or actions taken due to AI solutions implemented by us. Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of IP, data breach or breach of confidentiality pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for consequential and other damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify services, causing significant damage to our reputation and adversely affecting our results of operations.

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
•
Political and economic factors such as pending elections, changes in leadership among key governmental decision makers, revisions to governmental tax policies, efforts to reduce government spending, reduced tax revenues and public health crises, can affect the number and terms of new government contracts signed.
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

Longer‑term, larger and more complex contracts, including our managed services contracts, generally require a longer notice period for termination and may provide for the payment of an early termination charge; however, such charges, if any, may not be sufficient to offset the costs incurred by us or to compensate for the loss of anticipated revenues and profits that we would have otherwise realized over the remaining term of the contract.

Termination of client relationships, particularly relationships with our significant customers, would have a material adverse effect on our business, results of operations and financial condition.

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

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to AI including generative AI (“GenAI”), digital technology, the internet of things (“IoT”) (including 5G), infrastructure and network engineering, intelligent connected products, digital engineering and manufacturing, edge computing, augmented reality, automation, blockchain and quantum computing or as-a-service solutions could have a material adverse effect on our business, results of operations and financial condition.

Our use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.

We increasingly use AI technologies, including generative and agentic or autonomous AI systems, in our client offerings and internal operations. The development, adoption, and use of AI technologies remain uncertain and evolving, and we may not be able to successfully develop, deploy, or scale AI‑enabled solutions or realize the anticipated benefits. Any inability to innovate or integrate these technologies effectively, or the failure of such technologies to perform as expected, could adversely affect our competitive position, operational efficiency, and financial results.

AI‑driven automation, efficiency gains and increased client self‑service may reduce demand for certain services we provide and may adversely affect pricing, margins, service levels or the mix of services delivered. The adoption of AI may also intensify competition and lower barriers to entry, enabling competitors, including traditional IT service providers, hyperscale software vendors, startups and other market participants, to offer similar or substitute services more efficiently or at lower cost. In addition, some clients may develop or expand internal AI capabilities rather than rely on third‑party service providers, which could further reduce demand for our services and adversely affect our revenues and market position.

AI technologies may be flawed, and algorithms, models or datasets may be insufficient, biased or inaccurate, which could result in unexpected, low‑quality or otherwise inadequate outputs. Certain AI systems may operate with limited human intervention, increasing the risk of unintended outcomes. Deficiencies in AI‑enabled solutions could result in delays, quality issues, failure to meet contractual service levels or milestones, service credits, disputes, claims, loss of business or contract termination.

Our use of AI technologies may also increase legal and regulatory exposure. Clients may seek enhanced contractual protections relating to AI use, including representations, warranties, indemnities, audit rights and obligations concerning intellectual property ownership, data usage, cybersecurity, regulatory compliance and AI‑generated outputs. If AI‑enabled solutions cause harm to clients, their customers or other third parties, we could be subject to regulatory action, litigation, financial liability, reputational harm or increased compliance costs. Further, evolving AI‑specific laws and regulations, including the European Union Artificial Intelligence Act (“EU AI Act”) and similar frameworks in other jurisdictions, may impose additional governance, documentation, monitoring and reporting requirements, increasing costs and limiting the deployment of AI solutions.

Our AI offerings rely significantly on third‑party technologies, platforms, data sources, models, open‑source software and partner ecosystems. Dependence on such third parties may expose us to risks relating to service disruptions, licensing or usage restrictions, pricing changes, cybersecurity incidents, regulatory non‑compliance or withdrawal of products or services, which could adversely affect service delivery, costs or client relationships.

The successful use of AI technologies also depends on our ability to attract, train and retain personnel with appropriate AI and digital skills. Competition for such talent is intense, and shortages or attrition could increase costs, delay execution, reduce service quality and limit scalability.

Although we have established governance frameworks and principles for the responsible use of AI technologies, and taken steps designed to comply with AI-specific laws and regulations, these measures may not prevent all risks, including those relating to bias, misuse, data privacy, security vulnerabilities or deficiencies in development, testing, monitoring or lifecycle management, which could result in claims, demands, litigation, regulatory investigations and other proceedings, as well as require us to incur substantial costs, a diversion of resources, fines, penalties and other damages. Any of these factors could materially and adversely affect our business, results of operations, financial condition, cash flows and reputation.

We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of cash outflow towards investment in property, plant and equipment in fiscal year 2026 was ₹ 15,603 million (U.S.$ 166 million). Additionally, as of March 31, 2026, we had contractual commitments of ₹ 9,416 million (U.S.$ 100 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

We may invest in companies for strategic reasons that may not be successful or meet our expectations.

We make non-controlling investments in companies which are important to our business strategy and to complement some of our business initiatives. These may include investments in non-marketable securities of early-stage companies that carry a significant degree of risk and may not become liquid for several years from the date of investment. These investments may not generate financial returns or may not yield the desired business outcome. The success of our investment in a company is sometimes dependent on the availability of additional funding on favorable terms or a liquidity event such as an initial public offering. We may record impairment charges in relation to our strategic investments which will have a negative impact on our financial position.

Investments in companies where we do not have majority ownership expose us to decisions made by others, as we have a lesser degree of control. This may expose us to additional reputational, financial, legal, compliance or operational risks. This could impact our ability to align the strategic goals of such companies with our goals and may impact the returns on our investment. We may also be required to exit such investments at inopportune times or make further investments based on current shareholder agreements. Such further investments may have to be made at a time when the venture is financially struggling, and this may erode or dilute its value to our shareholders.

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

There is a risk that we will underprice our contracts, fail to accurately estimate the duration, complexity and costs of performing the work or fail to accurately assess the risks associated with potential contracts. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforce in multiple locations, utilizing workforce with different skill sets and competencies across geographically distributed service centers. Furthermore, when work gets outsourced, we occasionally take over employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term.

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

Wage increases in India or our inability to hire in low-cost locations may diminish our competitive advantage against companies located in the United States and Europe and may reduce our profit margins.

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

Our IT Services business contributes 99.3% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position and can adversely impact our operating results. We generate approximately 39% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

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

We may not achieve the expected benefits of our restructuring and cost optimization initiatives, which could adversely affect our business.

We have undertaken, and may continue to undertake, restructuring, cost optimization and organizational initiatives to realign our cost structure with the evolving needs of our business and to improve operational efficiency. We may not be able to achieve the cost savings or other benefits that we anticipate from these initiatives within the expected timeframe, or at all. Even where such initiatives are successfully implemented, the anticipated benefits may not be fully reflected in our financial condition, results of operations or cash flows.

Restructuring and cost optimization initiatives may involve significant costs, including employee separation costs and other restructuring‑related expenses, which could adversely affect our earnings and cash flows in the periods in which such costs are incurred. Further, these initiatives require compliance with applicable labor and employment laws and regulations across the jurisdictions in which we operate, which may increase execution complexity and costs.

If we are unable to effectively manage or realize the expected benefits of our restructuring and cost optimization initiatives, our competitive position, business, financial condition, results of operations and cash flows could be adversely affected.

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

Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers across a large and diverse workforce with the skills and expertise required to meet evolving client demands globally. Costs associated with recruiting and training employees are significant. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations, which may also impact our ability to attract and retain personnel. Additionally, we offer a hybrid working model to our employees. If we implement and enforce policies that make full-time office presence mandatory for employees, this may impact our ability to attract talent.

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

We may not be able to hire and retain enough skilled and experienced employees to replace those who leave, which may increase our reliance on subcontractors to fulfill demand and could negatively impact our profitability. Additionally, we may not be able to re-skill, reassign or retain our employees to keep pace with continuous changes in technology such as AI, industry and macroeconomic developments, evolving standards and changing client preferences. If we are unable to maintain an employee environment that is competitive and appealing, it could have an adverse effect on engagement and retention. Our revenues, results of operations and financial condition could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

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
•
developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including human resources (“HR”) and people related systems, data management in our IT applications and Management Information Systems, and transitioning from historical systems to new or improved infrastructure that may require additional resources and efforts to implement, troubleshoot or otherwise integrate into existing processes and procedures; and
•
assimilating and integrating disparate IT systems, personnel and employment practices, our culture and values, and operations of acquired companies.

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

The EU also has enacted regulations addressing online services. For example, the EU’s Data Act (“Data Act”) became applicable in 2025. Compliance with the Data Act may require us to adjust contract terms with business partners and enable data sharing in certain instances. Further, the EU’s Digital Services Act (“DSA”) imposes requirements on digital platforms to protect consumers and their rights online. These obligations may result in additional compliance and operational costs.

Data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018) (“U.K. GDPR”), with fines and enforcement mechanisms similar to those of the GDPR. In 2021, the European Commission issued an adequacy decision, pursuant to which personal data generally may be transferred from the EU to the U.K. without restriction; however, this adequacy decision must be renewed and is subject to modification or revocation in the interim. In 2025, the U.K. introduced the Data (Use and Access) Act, which reforms U.K. data protection laws including the U.K. GDPR and includes some additional compliance obligations.

Other jurisdictions in which we operate, including China, Singapore, the Philippines, Hong Kong, Canada, and Australia, have enacted robust legal regimes relating to privacy, data protection, and cybersecurity, many of which provide for significant penalties and other sanctions for noncompliance. Certain of these regimes, including, without limitation, the GDPR and U.K. GDPR, provide for restrictions on transferring data outside of those jurisdictions to many other jurisdictions. The regulatory framework relating to cross-border data transfer has evolved significantly in recent years. For example, in 2020, the European Court of Justice (“CJEU”) struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EEA to the United States. In the same decision, the CJEU imposed additional obligations on companies when relying on standard contractual clauses approved by the European Commission for use in legitimizing personal data transfers from the EEA to the U.S. The European Commission and U.K. Information Commissioner’s Office since have issued new standard contractual clauses that account for the CJEU’s 2020 decision, with companies relying on that transfer mechanism required to put them in place. Several other laws and regulations enacted in recent years also provide for restrictions on cross-border data transfers, and some of these regimes provide for data localization, under which certain data is required to be maintained within the applicable country. We may be required to take additional steps to address data localization and data transfer issues, including engaging in additional contract negotiations and implementing additional data storage or processing infrastructure, and be subject to increasing costs of compliance and limitations on our customers and us. Additionally, current or modified laws or regulations relating to data transfers and data localization, and related developments, including legal challenges and judicial decisions, may serve as a basis for our data handling practices, or those of our customers and service providers, to be challenged, and may otherwise adversely affect our business, financial condition and results of operations.

In the U.S., privacy laws continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. For example, the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act, imposes obligations on companies that process California residents’ personal information, including obligations to provide certain disclosures to such residents, and creates new consumer rights, including relating to the access to, deletion of and sharing of personal information collected by covered businesses. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Numerous other states have proposed or enacted legislation similar to the CCPA. The U.S. federal government also is contemplating federal privacy legislation.

Furthermore, India passed the Digital Personal Data Protection Act in August 2023 (the “DPDP Act”), the country’s first comprehensive data protection law, the impacts of which potentially may be far-ranging and impactful upon our business, and which is anticipated to provide for substantial penalties. The Digital Personal Data Protection Act (DPDPA) 2023, coupled with the 2025 Rules, provides an 18-month timeline for full compliance, leading to full enforcement by May 13, 2027. We expect the DPDP Act to add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, and could result in increased compliance costs or changes in business practices and policies.

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

Given the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day-to-day business operations, as well as hosting of data and service delivery, any potential cybersecurity or information security breach, incident or event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure, unavailability, loss, unauthorized use and other processing of data, reputational harm and customer loss, harm to our market position and ability to gain new customers, and legal claims, demands, and litigation, regulatory investigations and other proceedings, and fines, penalties and other damages and liabilities, along with potential impacts to our relationships with our customers and partners. The evolving and multi‑jurisdictional nature of cybersecurity and data protection regulations may increase compliance complexity and associated costs. Cybersecurity incidents could also disrupt service delivery, result in failures to meet contractual service levels, delay or prevent the delivery of services to clients, and adversely affect revenues and customer relationships.

With the rise of connected devices, social media, transition to cloud and use of other emerging technologies and as cyberattacks are becoming increasingly sophisticated (e.g., deepfakes, AI generated social engineering, and malicious use or exploitation of advanced and frontier AI models) the risk of security incidents, phishing and cyberattacks has increased. We have in the past and may in the future be the target of security incidents, phishing and cyberattacks. The threat attack surface is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, brute force attempt, ransomware and other malware, fraud, data leakage, loss of and unauthorized use, alteration and other processing of personal and business data, denial of service and other attacks designed to disrupt systems, exploitation of security vulnerabilities and other weaknesses in systems or programs, errors, omissions, deliberate or accidental acts of our current or former employees, partners, third-party business providers or other stakeholders, both internal and external, are on the rise. Our internal security controls may not be able to keep pace with these evolving threats. Inadequate account security practices may also result in unauthorized access to confidential data. For example, system administrators or user life cycle management solutions may sometimes fail to timely remove employee account access. There may be vulnerabilities in open-source software incorporated into our offerings that may make our offerings susceptible to cyberattacks.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and incidents, and other system disruptions, including denial of service and other attacks. It is critical to our business that our infrastructure remains resilient and is perceived by customers to be secure. Despite our security measures, our infrastructure has been and may be vulnerable to attacks by hackers or other disruptive problems, including attacks for which no remedies are available with network security service providers. As an IT services provider, we are an attractive target of cyberattacks designed to impede the performance of our products, penetrate our network security, the security of our internal systems, or that of our customers, misappropriate proprietary information, and/or cause interruption to our services. Geopolitical conflicts compound the risk, we and our third-party business providers may be vulnerable to a heightened risk of cybersecurity attacks, phishing and social engineering attacks, ransomware and other malware, hacking or similar attacks from any nation-state actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to sell and distribute our services. Our reliance on critical third‑party technology and cloud service providers may increase our exposure to cybersecurity incidents originating from or impacting those providers, over which we may have limited control. We can provide no assurance that our systems or data are or have been fully protected against third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, information or data theft or other similar threats. Any third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, security breaches or incidents, information or data theft, or similar attacks or threats against us and our systems and data, may have a material adverse effect on our business, financial condition and results of operations. Breaches of our security measures or accidental or unauthorized loss, unavailability, disclosure or dissemination or other processing of confidential customer data could expose us, our customers or the affected parties to a risk of loss, unavailability, or misuse of this information. Such incidents could also result in the loss or compromise of our proprietary information, intellectual property, methodologies, or trade secrets, which could reduce our competitive advantage. We could be subject to claims, demands, and litigation, termination of contracts, and damages for non-compliance with our client’s information security policies and procedures. In addition, cybersecurity incidents may trigger mandatory notification and reporting obligations to regulators, customers, and other stakeholders across multiple jurisdictions, increasing regulatory scrutiny, compliance costs, and the risk of enforcement actions. Many of our client agreements do not limit our potential liability for breaches of confidentiality. Security breaches may trigger increase in costs of our ongoing efforts to implement and maintain cybersecurity measures and to detect and prevent security breaches and other security-related incidents, and could be required to incur additional costs in the event of actual or perceived security breaches or other security-related incidents, any of which would negatively affect our results of operations. Responding to and remediating cybersecurity incidents may also divert significant management attention and operational resources away from our core business activities.

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

Furthermore, we could be subject to indemnity claims or other liabilities in connection with an actual or perceived security breach or incident, or other cybersecurity issue, that exceeds our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.

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

Extreme weather events due to climate change can lead to business disruptions. Such events may also increase the risk of epidemics or the spread of infectious diseases, which could further disrupt our operations and workforce availability. There may be direct climate change impacts arising from (1) physical damage to our buildings, equipment and other physical assets, (2) infrastructure disruptions, such as to the transportation network and utilities in the cities where we operate, which may severely hamper business continuity and (3) impact on employee morale and productivity due to the direct and indirect effects of extreme weather events. Extreme weather events may cause intense flooding or water shortages in cities where we operate, high local temperatures due to the occurrence of urban heat islands, increase in food and commodity prices and increase in vector-borne diseases such as cholera or malaria. We operate in major urban areas, and operating risks include disruption of power and water supply due to extreme weather events, which may negatively affect business continuity.

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

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, anti-bribery, anti-money-laundering, anti-trust, whistle blowing, internal and disclosure control obligations, securities regulation, including ESG initiatives, data protection and privacy, labor relations, wage-and-hour standards, human rights and certain regulatory requirements that are specific to our clients’ industries or certain regulated services we provide. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, regulatory action, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals.

Some of our clients may operate in highly regulated sectors and/or high-risk geographies. Sanctions may be enforced on them or their key managerial personnel either before they become our clients or during the course of our work with them. Our vendors may also become subject to sanctions. While we take reasonable precautions to determine if a potential client or vendor is sanctioned, our ability to screen and ensure we do not enter into contract with any such parties depends on the data available in the public domain or third-party databases on sanctioned entities or personnel. If a client, vendor, or other business partner is subject to sanctions during the course of our work with them, such transactions may expose us to consequential sanctions, administrative action, civil and/or criminal liability, reputational harm, and or loss of any government contracts or engagements.

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

There is increased focus on companies’ ESG policies and initiatives, which include addressing risks arising out of climate change, water stress, environmental and community management practices, employee policies, cybersecurity and data privacy, anti-bribery and anti-corruption practices and compliance with relevant laws and regulations. In a market with heightened awareness of climate change, aligning our business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain, we are subject to strategic risks if our ESG goals on climate action are not aligned to the Paris Agreement on climate change Our ability to meet our sustainability ambitions is also subject to external factors outside of our control including the ability and willingness of our suppliers to reduce emissions and the advancement of new emission reducing technologies.

We are subject to, and expect to become increasingly subject to, laws and regulations relating to ESG, including the EU’s Corporate Sustainability Reporting Directive (“CSRD”) and California's climate change disclosure requirements. As these new laws, regulations and similar initiatives and programs continue to be adopted and implemented, we will be required to comply or potentially face market access limitations, enforcement actions, civil suits or sanctions, including fines. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. If we fail to comply with new laws, regulations, or reporting requirements, our reputation and business could be adversely impacted.

Our ability to achieve our ESG goals, including our 2040 net‑zero greenhouse gas emissions target, is subject to numerous risks and uncertainties, many of which are outside of our control. Implementing our ESG strategy requires a strong governance framework including responsible practices and commitment on business ethics, compliance, quality, transparency and anti-corruption. Any failure in governance, performance management or ESG strategy execution could lead to us being unable to meet our ESG goals, and any failure to achieve our commitments to various ESG initiatives, including our goals for sustainability and inclusion and diversity, could harm our reputation and adversely affect our client relationships, access to capital and long-term financial stability, or our ability to recruit and retain high quality talent efforts.

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

Changes in corporate income tax rates and removal of Special Economic Zones (“SEZs”) and other benefits in India may impact our effective tax rate.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of SEZs or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any 10 consecutive years out of 15 years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income-tax Act, 1961 or the Income-tax Act, 2025 (collectively, “Income-tax Act”) of India. While the Income-tax Act, 2025

has replaced the Income-tax Act, 1961 with effect from April 1, 2026, the change is largely in the nature of restructuring, design, and simplification of language, and the substantive provisions governing corporate taxation, including SEZ-related incentives and profit-linked deductions, remain substantially aligned with the erstwhile law. Accordingly, the overall framework for taxation continues to remain largely unchanged.

In 2019, the GoI amended the Income-tax Act by enacting The Taxation Laws (Amendment) Ordinance, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by forgoing all the deductions available under Chapter VI-A and other profit-linked deductions under the Income-tax Act. This option, if exercised, is irrevocable. and the corresponding minimum alternate tax (“MAT”) credit will lapse. We have evaluated the option and have decided to continue under the existing regime and not to avail ourselves of the lower tax rate. Effective April 1, 2026, the Income-tax Act is amended to allow utilization of MAT credit under the lower tax rate regime. We will review our position to move to the lower tax regime on a periodic basis.

The Finance Act (No.2) 2024 has abolished buy-back tax previously payable by companies, effective October 1, 2024 and shifted the incidence of taxation on buy-back consideration to shareholders. With effect from April 1, 2026, capital gains arising on buy-back will be taxed in the hands of shareholders in accordance with the applicable capital gains provisions of the Income-tax Act. See “Taxation - Buyback of Securities” under Item 10 of this Annual Report on Form 20-F for further information.

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

Section 59A of the U.S. Internal Revenue Code imposes a tax equal to the “base erosion minimum amount” on certain “applicable taxpayers.” This may have an impact on payments made to non-U.S. corporations if they do not meet the exemption criteria. Taxation laws are susceptible to frequent changes. Increase in tax rates in any of the major countries that we operate in could materially affect our Effective Tax rates. Organization for Economic Co-operation and Development (“OECD”), a global coalition of member countries, further developed a two-pillar plan to reform international taxation and implement a 15% global minimum tax on multinational corporate groups. The plan aims to ensure a fairer distribution of profits among countries by creating a new global system to tax income based on the location of users, and to impose a floor on tax competition through the introduction of a global minimum tax.

A significant number of jurisdictions have moved to implement this framework. EU member states, for example, have agreed to implement the OECD’s global corporate minimum tax rate of 15%. Other countries, such as Australia, Canada, Japan, and South Korea, are also actively implementing the rules.

The United States, however, has not adopted the Pillar Two framework. Instead, it has enacted its own domestic minimum tax regime, the Corporate Alternative Minimum Tax (“CAMT”), which imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations. Our U.S. operations are subject to U.S. federal income tax and may be subject to the CAMT.

There are significant differences between the tax base and calculation methodologies of the U.S. CAMT and the Pillar Two Global anti-Base Erosion (“GloBE”) rules. The U.S. CAMT is not expected to be recognized as a Qualified Domestic Minimum Top-up Tax (“QDMTT”) under the OECD’s Pillar Two framework. As a result, even if we pay taxes in the U.S., the income from our U.S. operations will still be subject to assessment under the Pillar Two rules enacted in other countries. The ongoing implementation of these new and divergent international tax regimes creates significant uncertainty, increases compliance complexity, and could materially and adversely affect our provision for income taxes and our overall tax liability.

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

Under the Indian Companies Act, 2013 (“Companies Act, 2013”), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be diluted.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2026. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation-Material United States Federal Tax Consequences-Passive Foreign Investment Company”.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act, new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), the Companies Act, 2013 and the Foreign Exchange Management Act, 1999 are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

Global pandemics may cause significant loss of life and result in curtailment of economic activities across the world as local administrations and governments seek to limit spread of the disease, potentially through lockdown policies, restriction on business activities and business shutdowns. This may adversely impact the demand for our offerings, our service delivery and our business in certain sectors, countries and service offerings. The magnitude and duration of the impact of any future pandemic on our business would depend on several uncertain and difficult‑to‑predict factors, including the availability, pace and effectiveness of medical responses such as vaccines or treatments, governmental and regulatory measures affecting our operations or those of our clients, and changes in customer demand, spending priorities or consumption patterns

Further, macroeconomic conditions caused by a pandemic may result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables (including contract assets and unbilled receivables) and negatively impact our liquidity and cash generated from operations.

A pandemic may impact our ability to deliver services to clients, including as a result of disruptions affecting our employees, our facilities or our third‑party service providers, and any volatile regional and global economic conditions stemming from a pandemic could materially adversely impact our business. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares or ADSs may be adversely impacted.

Item 4. Information on the Company

Company Overview

Wipro Limited is a leading AI powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses.

The Wipro Innovation Network, part of the Wipro Intelligence™ suite, underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 240,000 employees and business partners across six continents, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world.

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

Over the last few years, we transformed our services portfolio in response to evolving client needs and technological advancements. We strengthened our focus on areas such as digital, cloud, engineering services and cybersecurity through a combination of investments and acquisitions. During this period, we also expanded our service offerings in digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development (“R&D”), cloud services, mobility, advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed-price, capacity based, pay-per-use, as-a-service, and outcome-based models. We offer such services and models globally by leveraging our proprietary products, platforms, partnerships and solutions.

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

While our Company has transformed many times over the years, the Spirit of Wipro and our core values have remained constant. We have introduced the “Five Habits”, which are our values in action:

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

During the year ended March 31, 2026, our four GBLs were Technology Services, Business Process Services, Consulting Services and Engineering. Our GBL model reflects the Company’s continued pivot toward strategic areas and its focus on leveraging the power of “One Wipro” to deliver on our clients’ entire spectrum of business and technology transformation goals. We believe our GBL model will allow us to accelerate speed-to-market, streamline decision making and allow us to channel investments more effectively and efficiently.

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

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
A 100% equity interest in Digital Transformation Solutions unit of Harman International Inc. which is Harman Connected Services Inc. and its subsidiaries and certain other assets (together, “DTS”), a global provider of Engineering, Research and Development (“ER&D”) services and IT services;
•
A 100% equity interest in Applied Value Technologies, Inc., Applied Value Technologies B.V. and Applied Value Technologies Pte Limited (“AVT”). AVT helps enterprises transform IT operations through a highly customized and data-driven approach; and
•
A 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited ("Aggne"), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek Technologies, which is a market-leading platform for property and casualty insurance;

Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions.

Additionally, in April 2026 we announced that the Company signed definitive agreements for the following acquisitions:

•
We completed our acquisition of Mindsprint, Olam Group’s IT services arm, a provider of technology and digital transformation services in May 2026 for a total consideration of U.S.$ 375 million.
•
The acquisition of select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of U.S.$ 70.8 million, subject to customary closing conditions, which is expected to be concluded by quarter ending June 30, 2026.

Divestitures

There were no divestitures during the years ended March 31, 2024, 2025 and 2026.

Capital Expenditure

We incurred total cash outflow of ₹ 10,510 million,₹ 14,737 million and ₹ 15,603 million during the fiscal years ended March 31, 2024, 2025 and 2026 respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2026, we had contractual commitments of ₹ 9,416 million related to capital expenditures on construction or expansion of software development facilities and investments in IT assets.

Industry Overview

IT Services

According to the Strategic Review 2026 published by the National Association of Software and Service Companies (“NASSCOM” and such publication, the “NASSCOM Report”), global IT services spending grew year-over-year by 4.6% in calendar year 2025 despite macroeconomic uncertainty and muted enterprise budgets. Growth was driven by the industrialization of AI, continued digital and cloud transformation, and sustained demand for cybersecurity and data services, with AI reshaping operating models and talent requirements rather than driving broad displacement. Sustainability initiatives remained largely compliance‑driven.

Heightened regulatory focus across economies has re-shaped our service models and data practices, positioning data and technology governance and controls as critical to market access and differentiation. Global Capability Centers expanded alongside service providers, while IT and business process management convergence enabled more intelligent, outcome‑linked operations and services continued to evolve toward more intellectual property (“IP”) led, productized and outcome-linked models.

Global IT service providers are equipped to support enterprises across industries with a wide range of technology and business process services powered by AI across advisory, application development, customer centric design, cybersecurity, cloud infrastructure, data and analytics, engineering and research and development. We expect the IT services industry to continue supporting enterprises across key areas such as enterprise AI and data modernization, scaling AI adoption, cost optimization, vendor consolidation, cyber resilience, process re-engineering, customer experience, innovation in products, services and talent strategies for an AI-first world.

According to the NASSCOM Report, revenue for Indian IT services sector is expected to grow 4.1% year-over-year in fiscal year 2026. Growth is being driven by enterprise-wide AI adoption, data center investments and the expansion of GCCs. Enterprises are embedding AI across operations, increasing datacenter capacity demand, and pivoting to AI industrialization with domain-centric platforms. Future growth will hinge on AI readiness, deep domain expertise, and access to niche skills rather than volume-based hiring.

The NASSCOM Report estimates ER&D services to grow by 7.7% year-over-year in fiscal year 2026. This growth is driven by modernization of ER&D stack through platform-driven, software-enabled models, alongside increased investment in semiconductors and advanced technologies. ER&D services expanded across the full phygital product lifecycle with co-creation of physical IP via digital twins, internet of things (“IoT”) and generative AI (“GenAI”) to drive design-to-manufacturing transformation. The focus will shift from scale to deeper engineering expertise and IP ownership, with growth powered by domain-specific centers of excellence , pod-based delivery, and reusable accelerators for faster time-to-market

According to the NASSCOM Report, in calendar year 2026 global IT services’ spending will accelerate to 4.2% year-over-year, driven by rising AI investments focused on scalable deployments and ease in tariff and trade pressures. Enterprises are moving beyond AI pilots towards phased GenAI and agentic scaling, anchored in measurable outcomes. Growth will be sector-specific driven by depth of industry expertise, advanced AI capabilities and ability to attract AI native talent. Industry strategies are likely to consolidate around core strengths while differentiating through platform‑led offerings, services-to-solutions models, AI-led delivery models with agentic abilities, outcome‑based pricing, micro‑verticalization, and selective M&A. Hiring will shift from volume to skills, emphasizing AI fluency, domain expertise, and productivity-based workforce models.

While the outlook favors vendors that can combine cost-efficient modernization with scaled AI delivery with measurable outcomes, near-term caution may persist due to uncertain geopolitical environment impacting discretionary spending. This is further augmented by pricing pressure driven by competitive intensity and AI-driven productivity expectations, heightened execution and accountability risk and capability bottleneck in skilled AI talent.

IT Products

According to the NASSCOM Report, the revenue for the Indian IT hardware segment is expected to reach U.S.$ 21 billion in fiscal year 2026, with the market estimated to grow by approx. 11% compared to fiscal year 2025, driven by localized innovation, government‑led design and manufacturing initiatives, and expanding digital infrastructure, with additional momentum from electrification, clean‑tech programs, and a deep‑tech ecosystem creating new engineering‑led opportunities.

Business Overview

Celebrating more than 80 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm employing over 240,000 experts in 65 countries across six continents helping customers, colleagues, and communities thrive in an ever-changing world.

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

As part of our solutions, we bring together our deep industry knowledge, technology expertise, best-of-breed partners and start-ups, and hyper-scaler capabilities to solve the most complex problems for our clients.

At Wipro, we believe AI is a transformative force that will augment human capabilities and pave the way towards new AI-first business models, improve business productivity and enhance operational efficiency. Wipro’s goal is to be an “AI first” and “AI in everything” company helping transform ourselves and our clients.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, R&D, and hardware and software design.

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

Our Business Strategy

Our strategy is defined in the context of our five strategic priorities:

1.
Building Large Accounts in Profitable Markets, Prioritized Sectors

We drive growth in our core markets across the Americas, Europe and APMEA. In each market, we have prioritized specific sectors such as “Banking, Financial Services and Insurance” (“BFSI”), “Consumer”, “Health”, “Energy, Manufacturing and Resources” (“EMR”), and “Technology and Communications” to drive market leadership with our consulting-led approach. Our choice of sectors and industries in a market is driven by both market attractiveness and our competitive positioning and strengths.

We remain committed to investing and scaling our large accounts by driving greater value, increasing wallet share and positioning ourselves as strategic partners across client priority areas. In addition, we are focusing on untapped clients presenting new business opportunities within our prioritized sectors to drive account growth while strengthening relationships, increasing profitability, and fostering long-term growth.

2.
Sourcing, Shaping and Winning Large Deals with a Consulting-led, AI-powered Approach

We are focused on accelerating our growth by securing large deals by leveraging our strong relationships with advisors, partners, and other ecosystem stakeholders. We continue to drive rigor and focus by investing in dedicated pursuit teams in our units, enabling them with differentiated solutions, propositions, and commercial constructs.

We are driving strategic programs with our partners to create large transformational opportunities and accelerate demand in prioritized sectors. We continue to co-invest, co-innovate, and co-create with our partners to deliver leading-edge solutions and business value across technologies like AI and GenAI, machine learning, industry and context-specific digital solutions, industry cloud, cloud-led transformation and cloud-native architectures. Our AI and cloud transformative innovation is being done collaboratively at our global innovation studios and centers. Our top strategic partners include hyperscalers, industry-leading platforms, and AI-native companies like Amazon Web Services, Microsoft, Google, IBM, SAP, ServiceNow, and NVIDIA.

We are also bringing cutting edge capabilities from the ecosystem to our clients through our Wipro Ventures investments in early to mid-stage start-ups. We continue to invest in Enterprise Software startups that are aligned with Wipro’s strategic priorities. Our investments in AI enable clients to adopt agentic workflows, enhance cyber resilience, and advance modern software engineering practices.

As of March 31, 2026, Wipro Ventures manages 26 active investments. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in 12 enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, GTM Fund, Nexus Venture Partners, Pi Ventures, Redglass Ventures, Sapphire Ventures, Sorenson Ventures, SYN Ventures, TLV Partners, and Work-Bench Ventures.

3.
Differentiating with Wipro IntelligenceTM

We take a consulting-led, AI-powered approach to deliver holistic solutions for our clients through Wipro Intelligence™ - Our unified suite of platforms, solutions, and transformative offerings - empowering enterprises to scale with confidence and lead in an AI-first world.

Wipro Intelligence™ focuses on delivering proof over promise, empowering enterprises to run, build, and reimagine with AI for sustained competitive advantage. Through close collaboration with partners, ventures, and leading research institutions, Wipro Intelligence™ is designed to enable clients to experiment, adapt, and scale rapidly, while embedding productivity gains, assuring outcomes, and establishing responsible AI guardrails. Our suite of platforms, solutions and offerings include:

•
Run AI, powered by WINGS, our AI-powered delivery platform, designed to transform IT and business operations;
•
Build AI, powered by WEGA, our agentic platform for all build & transform; and
•
Reimagine AI, comprised of:
•
Our Industry Platforms that are targeted at specific industry needs such as NetOxygen (AI powered lending platform), Aviation platforms CROAMIS (Integrated cargo operations) and TOPS (Flight and crew operations).
•
Our AI solutions that are targeted at solving a specific client business challenge across and within specific industries. These include AutoCortex, designed to help accelerate transformation towards software-defined, autonomous vehicles, WealthAI, enabling clients to reimagine the wealth value chain across the front, middle and back office, and Telco Autonomous Network Operations, enabling Level 4 or 5 network autonomy for telecommunication companies (“Telcos”).

Our AI initiatives are supported by Wipro Innovation Network—our global ecosystem of labs, partners, start‑ups, academia, and deep‑tech talent to identify, incubate and co create high-impact, high-priority use cases.

With our consulting-led approach, we combine industry domain knowledge with AI-first transformation principles to support strategic priorities of our clients. Wipro’s consulting arm integrates expertise from in-house domain experts and strategic acquisitions, enhanced by our local delivery capabilities.

4.
Building Talent at Scale

We are committed to nurturing a diverse and global talent pool specializing in industry domain, consulting, design, market development, and technology. Our senior leadership team across markets, global business lines, and functions reflects diversity with a balanced mix of lateral hires and internally promoted high-performing leaders.

We are cultivating exceptional leadership through our Wipro Leadership Institute, helping leaders reinvent themselves, transform their teams and organizations by building knowledge, skills, and behavior to achieve bold ambitions. Through accelerated learning journeys and tailored programs like PRISM and GAP, we nurture a unified Wipro mindset centered on client success.

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

We are scaling AI capabilities through an enterprise‑wide skilling framework designed to embed AI literacy across roles while developing advanced expertise. Our AI Master’s program builds a focused cadre of specialists with deep technical, domain, and responsible AI capabilities. Together, these efforts strengthen our ability to improve productivity, accelerate innovation, and deliver differentiated, AI‑enabled outcomes for clients.

We are actively building an AI-ready workforce covering over 240,000 employees by fostering an AI-first mindset and equipping them with essential AI skillsets and toolsets. We have enabled over 180 AI learning pathways tailored to varied proficiency levels for our business and technical associates. We aspire to excel in AI technologies and drive AI-innovation, service delivery transformation and efficiency. Across our delivery teams, we have over 60,000 associates leveraging AI developer tools, boosting our overall productivity.

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

5.
Five Pillars of Client Centricity

We are deeply committed to solving business problems for our clients. The client-first mindset is core to our strategy that is driven by five key pillars:

•
Delivery innovation through infusion of AI, GenAI and our delivery platforms; WINGS embeds AI in operations from application management to infrastructure support and business process operation. WEGA adds AI-driven capabilities across the development lifecycle from vibe coding to model tuning and data pipeline
•
Driving delivery excellence through early risk detection (alerts), proactive mitigation, and strong governance to ensure client satisfaction;
•
Delivery-led growth with delivery teams engaged in opportunities to cross-sell and up-sell within existing client engagements such as proactive proposals, change requests, etc.
•
Demand fulfilment by forecasting requirement for high growth areas, ensuring talent availability through tailored account and practice academies, resulting in efficient utilization and volume growth; and
•
Delivery operations promoting an employee-led rotation culture, optimizing bench and mobility, accelerating intake and deployment.

Our growth will be supported by our focus on AI and M&A

Through “AI-powered Wipro” we aim to build AI-first leadership mindsets, enhance employee AI skillsets, and empower teams with advanced AI technologies and tools while being custodians of responsible AI usage.

Through M&A, we aim to capture high-potential market opportunities aligned with our priority areas. We believe our strategic acquisitions in the U.S., Europe, and APMEA have strengthened our presence, enhanced our capabilities, and improved our market positioning.

Operating Segment Overview

Our business is comprised of the IT Services and IT Products segments. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2024	2025	2026
	(₹ in millions)
IT Services	893,816	888,224	921,153
IT Products	4,127	2,692	6,940
	897,943	890,916	928,093

For the fiscal year ended March 31, 2026, the IT Services segment generated 99.3% of our revenue and 104.9% of our operating income. For the same period, the IT Products segment generated 0.7% of revenue and 0.4% of operating income, and Reconciling Items constituted (5.3%) of our operating income.

Our revenues for the last three fiscal years by country are as follows:

	Year ended March 31,
	2024	2025	2026
	(₹ in millions)
India	23,484	20,699	23,446
United States of America	512,740	529,943	553,186
United Kingdom	108,613	95,241	97,041
Rest of the world	253,106	245,033	254,420
	897,943	890,916	928,093

Additionally, we provide our IT Services segment revenue and results by SMUs. Please refer to Note 33 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Offerings

Effective April 1, 2025, we have re-aligned our GBLs into Technology Services, Business Process Services, Engineering, and Consulting. We believe this re-alignment allows us to serve our clients better and deliver more tailored, high-impact transformation through consulting-led and AI-powered platforms and solutions.

Technology Services

Our Technology Services GBL delivers cutting edge cloud-enabled and industry-specific technology solutions to our clients. We offer clients forward-looking, AI-powered solutions for large-scale enterprise transformation by bringing together intelligence insights, enterprise data and applications platforms, digital operations, cybersecurity, and design and experience services. This GBL is designed to strengthen the sales-to-delivery continuum and institutionalize integrated service line go-to-market and delivery and includes:

•
Cloud, Infrastructure and Security Services (“CISS”): As a security-first digital transformation, Wipro CISS brings together integrated Cloud, Infrastructure, Network, Digital Workplace, and Cybersecurity capabilities, through our consulting-led AI-powered approach powered by Wipro Intelligence to deliver secure growth, resilience, and superior experiences. We enable organizations to design, build, and operate resilient, digital foundations anchored in AI transformation, trust, and safety. Organizations partner with us to deliver security first, AI powered digital transformations at scale – that enable resilient, future ready enterprises.
•
Industry Cloud & Digital (“IC&D”): IC&D partners with organizations to integrate strategy, design, and technology, providing digital transformation services. IC&D offers a range of services, including enterprise transformation, application modernization, quality engineering, testing, and cloud-native platform services using AI and industry expertise to assist clients throughout their cloud journey. Together with our extensive partner and hyperscaler ecosystem, we can simplify, orchestrate and accelerate the cloud journey for our clients to help them thrive.
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
•
Designit: Designit provides end-to-end experience transformation solutions that better connect brands, organizations, and businesses to their end users through a global team of designers, strategists, marketers, and creatives. We partner with clients across four key lenses of experience – product, customer, employee, and marketing –to design unified, human-centered solutions that drive lasting impact

Business Process Services

Wipro’s Business Process Services support global organizations in operating, transforming, and continuously improving core enterprise functions. Business Process Services are delivered as part of Wipro’s consulting-led, AI-powered operating model, which combines advisory capabilities, AI-enabled solutions, and execution services to provide end to end accountability across enterprise functions.

Business Process Services leverage Wipro Intelligence™, Wipro’s suite of AI powered solutions and platforms, to embed AI systematically across business processes. This approach supports intelligent automation, predictive insights, and continuous improvement aligned to defined business outcomes.

•
Customer Experience: Wipro’s Customer Experience services support customer engagement, service, sales, and marketing operations. These services integrate front office operations with AI-enabled capabilities to improve speed, accuracy, and consistency across customer interactions, supporting customer experience and loyalty across channels.
•
Supply Chain Management: Wipro supports procurement and supply chain operations through supplier optimization, analytics, and operational execution. These services focus on improving efficiency, visibility, and cost management across end-to-end procurement and supply chain processes.
•
Talent Processes: Wipro’s human resources services support talent acquisition, workforce management, employee development, and people engagement. These offerings enable clients to manage HR operations with agility, compliance, and operational consistency across the employee lifecycle.
•
Finance and Accounting: Wipro supports finance and accounting operations through services covering financial planning, reporting, risk management, and compliance. These offerings leverage automation and data driven insights to improve financial transparency, operational efficiency, and decision making.
•
Trust and Safety: Wipro’s trust and safety services support organizations in maintaining platform integrity and managing digital risk. Services include content moderation, compliance review, policy advisory, fraud and payment risk management, and investigations.
•
Industry Offerings: Wipro provides industry specific process services to sectors including banking and financial services, insurance, healthcare, manufacturing, consumer and media, energy, communications, and technology. These offerings are tailored to address industry specific operational requirements and regulatory considerations.

Engineering

Wipro Engineering aims to empower clients to innovate at scale, build differentiated products and platforms, and deliver value across the full product and platform lifecycle through our consulting-led and AI-powered engineering approach. Our capabilities span foundational technologies shaping global industries today, including AI, connectivity and 5G, semiconductor and system engineering, cloud platforms, and intelligent manufacturing.

Our engineering approach emphasizes measurable outcomes and deployed solutions, combining consulting‑led problem definition with AI‑powered execution to deliver tangible results to clients. This ecosystem spans a wide portfolio that includes a strategic product design capability, a global semiconductor and systems engineering organization, and world‑class testing and validation laboratories. Our sector‑focused consultants, engineers, and product designers work collaboratively across multiple stages of the product lifecycle-from strategy and architecture through design, development, validation, deployment, and lifecycle management. Wipro Engineering operates through the following practices:

•
VLSI and System Design: Designs and engineers custom silicon and hardware systems for advanced computing and digitally connected products. Capabilities include application‑specific integrated circuits, system‑on‑chip design, pre‑ and post‑silicon validation, embedded software, and advanced interconnect technologies, supporting semiconductor companies and product manufacturers across automotive, industrial, communications, and emerging technology segments.
•
Mobility Engineering & Product Testing: Enables development and validation of intelligent, connected, and mobile products. This practice provides embedded and platform software engineering, AI‑driven mobile solutions, and comprehensive product testing, certification, and compliance services, supporting faster time‑to‑market and regulatory readiness across devices and platforms.
•
Connectivity: Enables innovations across wireless, 5G, and enterprise connectivity ecosystems. This practice delivers consulting‑led engineering services for 5G infrastructure, open radio access network integration, network disaggregation, edge and Telco cloud platforms, network automation, software integration, and device and network certification and testing.
•
Cloud Products and Platforms: Enables customers to design, build, and modernize cloud‑native software products and platforms. Capabilities include product and platform engineering, cloud modernization, reliability and DevOps engineering, data engineering, and security, supporting scalable, multi‑tenant, and high‑performance SaaS and platform solutions across hybrid and multi‑cloud environments.

•
Industry 4.0: Enables digital transformation of industrial products and operations through smart manufacturing solutions. This practice focuses on industrial IoT, robotics and physical automation, digital twins, predictive maintenance, sustainability, and integrated operational platforms, combining domain consulting with deep engineering execution across discrete and process industries.
•
Automotive Engineering: Supports automotive manufacturers and suppliers in the transition to next‑generation mobility. This practice provides consulting‑led engineering services across software‑defined vehicles, electrification, connected vehicles, advanced driver assistance systems, infotainment platforms, and autonomous functions, leveraging AI‑enabled platforms and partner ecosystems to accelerate innovation and product deployment.
•
Connected Services: During fiscal year 2026, Wipro expanded its digital and ER&D capabilities through the acquisition of DTS, now operating as Connected Services within Wipro Engineering. The acquisition deepens Wipro Engineering’s AI‑powered engineering, digital transformation, and research and development excellence, strengthening its ability to deliver end‑to‑end engineering services that connect the physical and digital worlds.

Consulting

Wipro Consulting partners with clients to help our clients to imagine, design, and realize their future. We work to deliver strategic and transformation services by engaging deeply with the full C‑suite, connecting strategy to execution to drive measurable business outcomes. Our end‑to‑end capabilities are designed to address our clients’ most pressing priorities, enable cross‑functional transformation, and ensure outcomes are aligned to enterprise objectives.

We help clients tackle their most complex challenges by combining deep industry insight, functional expertise, and the power of technology. Our consulting‑led, AI‑powered approach leverages Wipro’s platforms, solutions to drive intelligent transformation. Supported by a strong ecosystem of technology partners, we help clients unlock efficiency, build competitive advantage, and navigate disruption with confidence.

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
•
Aggne: Aggne is a leading consulting and managed services company serving the insurance and Insurtech industries. Its unique capabilities significantly strengthen our value proposition in a fast-growing part of the insurance sector. We serve clients across BFSI; EMR; Health; Consumer; and Technology and Communications bringing deep functional expertise across Supply Chain and Operations, Finance, People and Change, Sales, Marketing and Customer Experience (CX), AI Advisory and Technology Strategy, and Sustainability:
•
Banking, Financial Services and Insurance: Strengthen risk and compliance, accelerate digital banking and wealth innovation, and enhance customer experience to build financial resilience.
•
Energy, Manufacturing and Resources: Modernize grids, advancing Industry 4.0, optimize asset performance, and enable sustainable operations across the value chain.
•
Health: Enable predictive healthcare, accelerate R&D, improve operational efficiency, and advance patient‑centric models.
•
Consumer: Elevate omnichannel experiences, drive pricing intelligence, and optimize demand forecasting to fuel growth and loyalty.
•
Technology and Communications: Accelerate 5G adoption, modernize digital infrastructure, and transform network operations – powered by AI for the next era of connectivity.

Beyond industry expertise, our deep functional capabilities help ensure transformation delivers lasting impact to both the top and bottom line.

•
Supply Chain and Operations: Build resilient, agile supply chains and intelligent procurement capabilities end to end.
•
Finance Transformation: Increase transparency, strengthen performance analytics, and enable sustainable profitability.

•
People and Change: Enable workforce adaptability, future skills, leadership development, and culture transformation for a future‑ready organization.
•
Sales, Marketing and Customer Experience: Redefine pricing, elevate customer engagement, and accelerate revenue growth.
•
AI Advisory and Technology Strategy: Shape AI‑first, future‑ready technology roadmaps aligned to business strategy.
•
Sustainability: Embed ESG into core business strategy to drive long‑term resilience and stakeholder value.

AI-Native Business & Platforms Unit

On April 1, 2026, we launched a dedicated AI-Native Business & Platforms Unit to complement our services business. This unit positions us to build & scale AI-led platforms and incubate new AI-led businesses, enabling Wipro to deliver tangible value to clients and drive stronger business outcomes.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

	Number of clients in
	Year ended March 31,
Per client revenue (U.S.$)	2024	2025	2026
1-3 million	332	318	324
3-5 million	108	109	102
5-50 million	256	245	244
50-100 million	23	27	29
> 100 million	22	17	16
Total > 1 million	741	716	715

The largest client of our IT Services business accounted for 3.0%, 4.3%, and 4.6% of revenues from the IT Services business as a whole for the years ended March 31, 2024, 2025 and 2026 respectively. The five largest clients of our IT Services business accounted for 13.0%, 14.0%, and 14.3% of our total IT Services revenues for the years ended March 31, 2024, 2025, and 2026, respectively.

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
•
Infusing AI into every part of our organization and processes and solutioning for clients: We have infused AI into every solution, tool, and process across the Company. Our ai360 strategy is at the very core of how we aim to transform our and our clients’ business and change the game through AI-powered, industry and cross-industry solutions.
•
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

•
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

IT Services Competition

The market for IT services is competitive and rapidly changing. Our competitors in this market include global consulting firms, IT services companies, AI-native firms and local, and niche services providers.

The following factors differentiate us from our competition:

•
Our ability to “orchestrate value” for our clients through our portfolio of holistic solutions that bring together our deep industry knowledge, technology expertise, hyper-scaler capabilities, and best of breed ecosystem partners and start-ups, to solve the most complex problems for our clients.
•
Our unified approach of leveraging Wipro IntelligenceTM drives significant productivity and delivery of AI-powered transformation for our customers across industries as well as enables our internal transformation. Wipro Intelligence™ brings together our capabilities across our delivery and industry platforms, suite of end-to-end consulting-led, AI-powered solutions and Wipro Innovation Network, bringing the best of Wipro and the broader technology ecosystem together to address key priorities for our clients and differentiate us in the market. This approach is anchored on three strategic pillars:
•
Run AI: Our AI-powered delivery platform, WINGS, is designed to transform IT and business operations with its embedded intelligent agentic AI capabilities. It empowers enterprises to elevate service delivery from a reactive support function to a proactive driver of operational excellence.
•
Build AI: Our Enterprise AI, agent-native platform WEGA helps organizations build AI solutions at scale bringing Wipro’s domain expertise and partner ecosystem together to give clients a decisive edge in speed, scale, and innovation by integrating AI across the Software Development Lifecycle (“SDLC”).
•
Reimagine AI: Our consulting led industry and cross-industry solutions solve complex challenges, enabling organizations reimagine their businesses by streamlining operation, improving outcomes and opening up new avenues for growth. We are also partnering with client GCCs to drive transformation and turn their cost centers into high-impact innovation hubs. Reimagine AI is comprised of:
•
Wipro Intelligence™ Industry Platforms such as NetOxygen (Lending Platform), CROAMIS (Cargo operations Platform), TOPS (Flight and Crew Operations Platform) and HPS & IHS (Healthcare business process as a service platform supporting onboarding, claims and member support), designed to modernize core business processes with embedded AI and deliver measurable outcomes.
•
Wipro Intelligence™ Industry solutions such as WealthAI (enabling clients to reimagine the wealth value chain across front, middle and back office), Telco EnterpriseAI (end to end transformation and managed services for Telco enterprise business), Telco Autonomous Networks (enabling level 4 or 5 network autonomy for Telcos), AutoCortex (helping to accelerate transformation towards software-defined, autonomous vehicles), Industrial-AssetsAI (designed to maximize asset uptime through autonomous, zero touch operations), Turnkey ASIC (AI-enabled product portfolio across the value chain for semiconductor firms and OEMs) and Life Sciences Solutions (assisting in optimization of post-approval processes for pharma clients).

Cross-industry solutions include Modernization (Gen AI led approach to legacy modernization), CyberTransform (End to end cyber transformation suite), CyberShield (Integrated and outcome driven Managed Security Services), and Fusion-GCC (enables enterprises realize business value and outcomes through Wipro Intelligence powered fit for purpose operating model across set-up and operate phases).

•
Wipro Innovation Network (“WIN”) fosters client centric co-innovation focusing on R&D in frontier technologies such as Agentic AI, robotics with embodied AI, quantum computing, digital ledger technology and quantum-safe cyber resilience. WIN brings together a global ecosystem of labs, start-ups, academia, deep-tech talent and partners including Hyperscalers, SaaS leaders, niche technology specialists, and AI-native partners such as OpenAI. Our state-of-the-art innovation centers and pop-ups across our key markets such as the U.S., the U.K., Australia, United Arab Emirates (“UAE”), South Korea and India are collaborative environments where clients engage with our experts, often through immersive workshops, to identify and co-create high-impact, high-priority use cases.
•
Our AI strategy, underpinned by responsible and secure AI usage through our responsible AI framework, focuses on individual, social, technical, and environmental dimensions. Our Responsible AI Centre of Excellence provides guidelines, tutorials, and a dedicated task force to embed regulatory requirements and responsible AI principles into AI development and deployment.
•
Our consulting capabilities, aligned to industry sectors and to functional capability areas, bring industry and technology expertise to help clients address their strategic business priorities. We are recognized as a leading partner for financial services institutions through Capco for high-end consulting and technology transformations, and as a strategic partner for SAP across industries through Rizing.
•
Our emphasis on strategic M&A to fast-track capability building in emerging areas and accelerate access to identified markets is a key strength. For example, our recent acquisition of HARMAN’s DTS business unit strengthens our Digital and ER&D capabilities.
•
We bring cutting edge capabilities to our clients through our Wipro Venture investments in early to mid-stage start-ups in areas such as data, AI and GenAI, automation, IoT, and cybersecurity. For example, we invested in Factory, an AI-native software development company to enhance AI-powered SDLC capabilities of our WEGA delivery platform.
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
•
Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe.
•
APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Effective April 1, 2026 the customers across Latin America and Canada will be aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas will be reported under Americas 1.

The SMUs in Europe and APMEA are responsible for all industry sectors in these regions. SMUs are our primary go-to-market teams and seek to scale local strategic clients and drive large deal wins.

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

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India and Americas market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2026, we had one customer that accounted for 23% of our overall IT Products segment revenue.

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
4.
The Wipro brand that is recognized for serving the Indian market for over eighty years.
5.
Our commitment to environmental sustainability as well as deep engagement with communities.

Intellectual Property

We believe that IP is an increasingly important driver of business competitiveness and profitability, particularly in a knowledge‑intensive industry such as ours. Our IP portfolio is a key element of our strategy to drive non‑linearity and differentiation in our offerings. We believe that our IP portfolio enables us to enhance our products and services, introduce new benefits, reduce costs, and improve quality. We protect our IP through a combination of patents, copyrights, trademarks, design rights, trade secrets, confidentiality procedures, and contractual arrangements.

We have made significant investments in developing IP across business solutions, products, platforms, and service accelerators. Our IP portfolio enables us to offer standardized and scalable solutions to our customers, providing a time‑to‑market advantage over customized solutions, which typically involve higher costs and longer implementation timelines. Our portfolio also supports the development of innovative commercial models for delivering services.

As of March 31, 2026, we held 1,907 granted patents across multiple jurisdictions. During the year ended March 31, 2026, we filed 37 patent applications and had approximately 162 patent applications pending registration in various countries worldwide.

As of March 31, 2026, we held 344 registered trademarks, including community trademarks, in India, Japan, the U.S., Malaysia, and more than 70 other countries. In addition, over 47 trademark applications were pending registration in various jurisdictions.

We generally require our employees, independent contractors, and, where applicable, vendors to enter into confidentiality agreements upon the commencement of their relationship with us. These agreements typically require that confidential and proprietary information developed by us or on our behalf be kept confidential and that any such information disclosed during our business be protected from unauthorized disclosure. However, our customers generally own the IP rights in the software and solutions that we develop for them under customer contracts.

While we continue to invest in the development, maintenance, and protection of our IP, we also recognize and respect the IP rights of our customers, vendors, and other business partners.

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

Property, Plant, and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. This office is approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 19.44 million square feet of land for future expansion plans. We have 25.70 million square feet of owned software development facilities in India and over 2.41 million square feet of leased software development premises in India.

We have approximately 2.33 million square feet of leased offices, software development facilities, and data center facilities in countries outside India, which includes approximately 0.83 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development facilities, and data center facilities in countries outside India.

We incurred total cash outflow of ₹ 10,510 million,₹ 14,737 million and ₹ 15,603 million during the fiscal years ended March 31, 2024, 2025 and 2026 respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 50 sales and marketing offices, data centers, and development and training centers in the Americas. In addition, we have 148 similar facilities located in the following regions: Europe, the Middle East, Africa and Asia-Pacific (other than India).

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

(b)
increasing the use of renewable energy in our owned and operationally controlled facilities in India through private power purchase agreements and captive solar power; and
(c)
combining behavioral, technological, and collaborative approaches that help reduce the carbon footprint of air travel, employee commuting, and purchased goods and services.

Over the last few decades, we have steadily reduced our energy, water and waste footprint, while enhancing our bio-diversity impact and we remain steadfast in our commitment to a more sustainable, just and equitable society.

Refer to Item 5 of this Annual Report on Form 20-F for further discussion of our ESG initiatives.

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2026, we had contractual commitments of ₹ 9,416 million primarily related to capital expenditures on the construction or expansion of software development facilities.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 of this Annual Report on Form 20-F. This section and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risks and uncertainties. The forward-looking statements contained herein are identified by the use of terms and phrases such as “ambition,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “objectives,” “outlook,” “plan,” “probably,” “project,” “seek,” “target,” “will” and similar terms and phrases. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to those discussed in the subsection entitled “Risk Factors” above.

Overview

Wipro Limited is a leading AI powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network, part of the Wipro Intelligence™ suite, underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities.

With over 240,000 dedicated employees across six continents, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world. Our transformation continues as we become an AI-first organization. With our Wipro Intelligence™ solutions, platforms and innovation network we help our clients unlock business value from AI, all within responsible AI guardrails.

Trend Information

The business environment demonstrated resilience in the fiscal year 2026, as economic growth became moderated amid declining inflation and evolving trade and geopolitical dynamics. While inflation eased, services inflation remained persistent, resulting in a gradual and uneven pace of monetary policy normalization. Growth in advanced economies remained modest, while emerging economies continued to outperform supported by capital flows, local policies and domestic demand. Supply chains remained under strain due to ongoing geopolitical fragmentation, trade and tariff friction.

Enterprises adopted a cautious approach to discretionary spending, prioritizing cost discipline, productivity improvement, and risk management. Clients increasingly focused on cost takeout initiatives, vendor consolidation, AI-led transformation, impacting decision cycles and deal structures. Demand for technology-led transformation remained resilient where investments were linked to operational efficiency, regulatory compliance, resilience, and customer experience, prioritizing investments in digital, cloud, and AI technologies.

Enterprises globally continued to focus on addressing evolving regulatory requirements and enhancing customer experience. Banking, financial services, and insurance sectors increasingly invested in process and experience‑led innovation to meet rising digital expectations and regulatory scrutiny. Manufacturing, energy, automotive, and consumer sectors focused on efficiency and margin protection through supply chain optimization, asset performance, and automation initiatives. Across industries, heightened cyber risk and regulatory scrutiny sustained demand for cybersecurity, governance, and data protection capabilities.

These trends resulted in measured but sustained IT spending, with investments increasingly concentrated in foundational and productivity‑enhancing technologies, including cloud platforms, data modernization, AI‑enabled automation, and cybersecurity. As enterprises progressed from pilot deployments to scaled adoption of AI technologies, greater emphasis was placed on governance, cost optimization, and workforce upskilling to support long‑term operational effectiveness.

IT Services

Global IT service providers are equipped to support enterprises across various industries with a wide range of offerings for digital transformation cutting across consulting, application development, maintenance and support, R&D, technology infrastructure, and business process services.

According to the NASSCOM Report, in fiscal year 2026 global IT services growth will be driven by rising investments in AI deployments & enabling initiatives in data management, legacy modernization, process transformation over the longer term. Growth will be segment-specific driven by depth of industry expertise, advanced AI capabilities and ability to attract AI native talent. Industry strategies are likely to consolidate around core strengths while differentiating through platform‑led offerings, services-to-solutions models, outcome‑based pricing, micro‑verticalization, and selective M&A. Hiring will shift from volume to skills, emphasizing AI fluency, domain expertise, and productivity-based workforce models.

We have defined five strategic priorities to accelerate growth in the IT Services segment: (1) building large accounts in profitable markets, prioritized sectors; (2) sourcing, shaping and winning large deals with a consulting-led, AI-powered approach; (3) differentiating with Wipro Intelligence™; (4) building talent at scale; and (5) five pillars of client centricity. Our growth will be supported by our focus on AI and M&A.

In fiscal year 2026, our IT Services segment revenue increased by 3.71%. In constant currency, our IT services segment revenue declined by 1.6% for fiscal year 2026 in comparison to fiscal year 2025. Our revenue from top five and top ten IT Services customers increased by 1.2% and 1.1% year-over-year, respectively.

Our large deal (i.e., deals greater than or equal to U.S.$ 30 million in total contract value) order booking in total contract value terms in fiscal year 2026 was U.S.$ 7,829 million as compared to U.S.$ 5,368 million in fiscal year 2025, an increase of 45.8% year-over-year. Our order booking in total contract value terms in fiscal year 2026 was U.S.$ 16,449 million as compared to U.S.$ 14,315 million in fiscal year 2025, an increase of 14.9% year-over-year.

Operating profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2026 was 17.22%. We are focusing on the following levers to improve our operating profit:

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
•
Increased competitive intensity and elevated customer expectations on productivity due to AI advancements can potentially put pressure on our current revenue base and also result in lower revenue realization in new contracts.
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

IT Products

According to the NASSCOM Report, the revenue for the Indian IT hardware segment is expected to reach U.S.$ 21 billion in fiscal year 2026, with the market estimated to grow by approx. 11% compared to fiscal year 2025, driven by localized innovation, government‑led design and manufacturing initiatives, and expanding digital infrastructure, with additional momentum from electrification, clean‑tech programs, and a deep‑tech ecosystem creating new engineering‑led opportunities.

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

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distributions of return. Effective beginning fiscal year 2026, the capital allocation policy was revised and with this change, the Company expects to return 70% or more of the net income cumulatively over a three-year period through a combination of dividends, special dividends and/or share buyback, subject to applicable laws and requisite approvals, if any.

Issue of Bonus Equity Shares: During the fiscal year ended March 31, 2025, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of December 3, 2024, the record date fixed for this purpose. This issue of stock dividend was approved by the shareholders of the Company via a resolution dated November 21, 2024. The Company allotted 5,233,369,207 equity shares for the bonus issuance.

Cash Dividends: The cash dividend paid for the year ended March 31, 2025 was ₹ 6 per equity share. The cash dividend paid during the year ended March 31, 2026 was an interim dividend of ₹ 5 and ₹ 6 per equity share. The Board recommended the adoption of the aggregate interim dividend of ₹ 11 per equity share as the final dividend for the year ended March 31, 2026.

Buyback of equity shares: In the recently concluded Board meeting on April 16, 2026, the Company's Board approved a buyback proposal, subject to the approval of our shareholders through postal ballot, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 (U.S.$ 0.02*) each (being 5.7% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 (U.S.$ 2.71*) per equity share for an aggregate amount not exceeding ₹ 150,000 million (U.S.$ 1,626 million*), in accordance with the provisions contained in the SEBI (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Transaction costs due on the buyback of equity shares will be paid separately. This proposal was approved by the shareholders of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

*Based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on April 8, 2026, which was ₹ 92.25 per U.S.$ 1

Results of Operations

The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2024 and March 31, 2025. Such omitted discussions can be found in Item 5 of our Annual Report on Form 20-F for the year ended March 31, 2025, filed with the SEC on May 22, 2025.

Our revenues and profits for the years ended March 31, 2025 and 2026 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year-over-Year change
	2025	2026	2026-25
	(₹ in millions, except earnings per share data)
Revenue (1)	890,916	928,093	4.17%
Cost of revenue	(617,802)	(656,192)	6.21%
Gross profit	273,114	271,901	(0.44)%
Selling and marketing expenses	(64,378)	(59,216)	(8.02)%
General and administrative expenses	(57,465)	(61,434)	6.91%
Operating income	151,271	151,251	(0.01)%
Profit attributable to equity holders	131,354	131,974	0.47%

As a percentage of revenue:
Selling and marketing expenses	7.23%	6.38%	(85)bps
General and administrative expenses	6.45%	6.62%	17bps
Gross margins	30.66%	29.30%	(136)bps
Operating margin	16.98%	16.30%	(68)bps
Earnings per share
Basic	12.56	12.60
Diluted	12.52	12.56

(1)
For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is ₹ 890,884 million and ₹ 926,240 million for the years ended March 31, 2025 and 2026, respectively. Please see Note 33 of the Notes to the Consolidated Financial Statements for additional details.

Segment Information

We are organized into the following operating segments: IT Services and IT Products.

IT Services: Our IT Services segment is organized in four SMUs - Americas 1, Americas 2, Europe and APMEA.

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of LATAM and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Effective April 1, 2026 the customers across LATAM and Canada will be aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas will be reported under Americas 1.

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

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products, and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Our revenue and segment results are as follows:

	Year ended March 31,		Year-over-Year change
	2025	2026	2026-25
	(₹ in millions)
Revenue:
IT Services	888,224	921,153	3.71%
IT Products	2,692	6,940	157.80%
Reconciling Items	—	—	—
	890,916	928,093	4.17%

Segments results:
IT Services	151,639	158,646	4.62%
IT Products	(173)	559	423.12%
Reconciling Items	(195)	(7,954)	(3978.97)%
	151,271	151,251	(0.01)%

Analysis of Results

Results of operations for the years ended March 31, 2026 and 2025

Revenue: Our revenue increased by 4.17% for fiscal year 2026 compared to fiscal year 2025.

Our IT Services segment revenue increased by 3.71% for fiscal year 2026 compared to fiscal year 2025. This growth was driven primarily by the depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar, revenue from acquisitions completed during the year ended March 31, 2026 and an increase in new deal wins, especially large contracts. The growth was impacted by reduction in discretionary spends by our clients arising out of microeconomic challenges and geopolitical dynamics. In constant currency, our IT Services segment revenue declined by 1.6% for fiscal year 2026 in comparison to fiscal year 2025.

Revenue of the IT Products segment increased by 157.80%. This growth was driven by revenue from acquisitions completed during the year and higher revenue from a few select customers in India.

The table below gives our revenue by country for the years ended March 31, 2025 and 2026:

	Percentage of revenues
	Year ended March 31,
	2025	2026
United States of America	59%	60%
United Kingdom	11%	10%
India	2%	3%
Rest of the world	28%	27%

Cost of revenues: Cost of revenues increased by 6.21% in absolute terms. This rise was primarily due to an increase in employee compensation, subcontracting and technical fees, software licenses expenses for internal use, and the cost of hardware and software. Employee compensation increased primarily on account of acquisitions completed during the year ended March 31, 2026, salary increases including promotions, depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar and employee restructuring costs incurred in fiscal year 2026. Sub-contracting and technical fees increased primarily on account of costs incurred to fill vacant positions. Higher software expenses for internal use is primarily due to new technology investments made during the year. Increased costs of hardware and software is due to higher product sales. This increase in cost of revenue was partially offset by a decrease in the depreciation charge for our property, plant and equipment and right-of-use assets. The following table presents our cost of revenues:

	Year ended March 31,		Year-over-Year change
Cost of revenues	2025	2026	2026-25	2026-25
	(₹ in millions)		(₹ in millions)
Employee compensation	452,800	480,122	27,322	6.03%
Cost of hardware and software	3,169	5,934	2,765	87.25%
Sub-contracting and technical fees	98,363	105,926	7,563	7.69%
Travel	7,842	7,996	154	1.96%
Depreciation, amortization and impairment	19,645	18,135	(1,510)	(7.69)%
Facility expenses	9,699	9,503	(196)	(2.02)%
Software license expense for internal use	18,183	20,953	2,770	15.23%
Communication	2,998	2,687	(311)	(10.37)%
Others	5,103	4,936	(167)	(3.27)%
	617,802	656,192	38,390	6.21%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue decreased by 136 basis points (“bps”).

Selling and marketing expenses: Our selling and marketing expenses as a percentage of total revenue decreased from 7.23% for the year ended March 31, 2025 to 6.38% for the year ended March 31, 2026. In absolute terms, selling and marketing expenses decreased by 8.02% due to a decrease in our total employee compensation costs as a result of lower average headcount and a reduction in per employee cost in fiscal year 2026 as compared to fiscal year 2025, partially offset by the impact of salary increase and promotions and a one-time employee restructuring expense of ₹1,083 million in fiscal year 2026. The following table presents our selling and marketing expenses:

	Year ended March 31,		Year-over-Year change
Selling and marketing expenses	2025	2026	2026-25	2026-25
	(₹ in millions)		(₹ in millions)
Employee compensation	47,788	43,060	(4,728)	(9.89)%
Travel	1,899	1,905	6	0.32%
Depreciation, amortization and impairment	8,285	8,358	73	0.88%
Facility expenses	961	877	(84)	(8.74)%
Software license expense for internal use	27	26	(1)	(3.70)%
Communication	385	413	28	7.27%
Marketing and brand building	3,591	3,480	(111)	(3.09)%
Others	1,442	1,097	(345)	(23.93)%
	64,378	59,216	(5,162)	(8.02)%

General and administrative expenses: Our general and administrative expenses as a percentage of total revenue increased from 6.45% for the year ended March 31, 2025, to 6.62% for the year ended March 31, 2026. In absolute terms, general and administrative expenses increased by 6.91%. This was primarily on account of impact of implementation of a new labor code in India (₹ 2,599 million included in employee compensation), an increase in lifetime expected credit loss provisions in fiscal year 2026, and receipt of a one-time insurance claim of ₹ 1,805 million in fiscal year 2025. This increase in expenses was partially offset by a reduction in staff recruitment expenses and reduction in average headcount during the fiscal year 2026 arising out of cost optimization initiatives. The following table presents our general and administrative expenses:

	Year ended March 31,		Year-over-Year change
General and administrative expenses	2025	2026	2026-25	2026-25
	(₹ in millions)		(₹ in millions)
Employee compensation	32,889	32,673	(216)	(0.66)%
Travel	4,354	3,981	(373)	(8.57)%
Facility expenses	5,406	5,506	100	1.85%
Software license expense for internal use	1,128	741	(387)	(34.31)%
Legal and professional fees	6,523	6,943	420	6.44%
Staff recruitment expenses	3,799	2,555	(1,244)	(32.75)%
Lifetime expected credit loss	324	2,838	2,514	775.93%
(Gain)/loss on sale of property, plant and equipment, net	(553)	(272)	281	50.81%
Others	3,595	6,469	2,874	79.94%
	57,465	61,434	3,969	6.91%

Operating income: As a result of the foregoing factors, our operating income marginally decreased from ₹ 151,271 million for the year ended March 31, 2025 to ₹ 151,251 million for the year ended March 31, 2026, and our results from operating activities as a percentage of revenue (operating margin) decreased by 68 bps from 16.98% to 16.30%.

Finance expenses: Our finance expenses decreased from ₹ 14,770 million for the year ended March 31, 2025 to ₹ 14,577 million for the year ended March 31, 2026. The decrease is primarily due to lower loans and borrowings and a gain on remeasurement of written put options which was offset by an increase in interest on lease and tax liability during the year ended March 31, 2026.

Finance and other income: Our finance and other income decreased from ₹ 38,202 million for the year ended March 31, 2025 to ₹ 36,491 million for the year ended March 31, 2026. The decrease is primarily due to a decrease in dividend income of ₹ 2,296 million during the year ended March 31, 2026 compared to the year ended March 31, 2025.

Income taxes: Our income taxes decreased by ₹ 2,010 million from ₹ 42,777 million for the year ended March 31, 2025 to ₹ 40,767 million for the year ended March 31, 2026, and our effective tax rate decreased from 24.45% for the year ended March 31, 2025 to 23.51% for the year ended March 31, 2026. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information.

Profit attributable to non-controlling interest: Our profit attributable to non-controlling interest decreased from ₹ 826 million for the year ended March 31, 2025 to ₹ 681 million for the year ended March 31, 2026.

Profit attributable to equity holders: As a result of the foregoing factors, our profit attributable to equity holders increased by ₹ 620 million or 0.47%, from ₹ 131,354 million for the year ended March 31, 2025 to ₹ 131,974 million for the year ended March 31, 2026.

Analysis of Revenue and Results by Segment

IT Services

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, R&D, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

Information by SMUs for the IT Services segment for the years ended March 31, 2025 and 2026 is as follows:

	Year ended March 31,		Year-over-Year change
	2025	2026	2026-25
	(₹ in millions)
Revenue:
IT Services Strategic Market Units
Americas 1	281,824	305,571	8.43%
Americas 2	271,972	269,077	(1.06)%
Europe	240,077	244,165	1.70%
APMEA	94,351	102,340	8.47%
	888,224	921,153	3.71%
Segments Result:
IT Services Strategic Market Units
Americas 1	58,186	62,896	8.09%
Americas 2	61,326	53,138	(13.35)%
Europe	29,434	31,083	5.60%
APMEA	12,850	14,955	16.38%
Unallocated	(10,157)	(3,426)	66.27%
	151,639	158,646	4.62%

Please see Note 33 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 99.7% and 99.3% of our total revenue for the years ended March 31, 2025 and 2026, respectively and 100.2% and 104.9% of our operating income for the years ended March 31, 2025 and 2026, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year-over-Year change
	2025	2026	2026-25
	(₹ in millions)
Revenue (1)	888,224	921,153	3.71%
Cost of revenue	(614,754)	(646,024)	5.09%
Gross profit	273,470	275,129	0.61%
Selling and marketing expenses	(64,305)	(57,988)	(9.82)%
General and administrative expenses	(57,526)	(58,495)	1.68%
Segment results	151,639	158,646	4.62%
As a percentage of revenue:
Selling and marketing expenses	7.24%	6.30%	(94)bps
General and administrative expenses	6.48%	6.35%	(13)bps
Gross margins	30.79%	29.87%	(92)bps
Segment results	17.07%	17.22%	15bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations gains/(losses), net amounting to ₹ 32 million and ₹ 1,853 million for the years ended March 31, 2025 and 2026, respectively, in revenue. Please see Note 33 of the Notes to the Consolidated Financial Statements for additional details.

Our IT Services segment revenue increased by 3.71% compared to fiscal year 2025. This growth was driven primarily by the depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar, revenue from acquisitions completed during the year ended March 31, 2026 and an increase in new deal wins, especially large contracts. The growth was impacted by reduction in discretionary spends by our clients arising out of microeconomic challenges and geopolitical dynamics.

Constant currency (non-IFRS measure): We report revenue growth both in reported currency terms and in constant currency terms. Revenue growth in reported currency terms includes impact of currency fluctuations. We additionally report the revenue growth in constant currency terms which represents the growth in business excluding the impact of currency fluctuations. Constant currency growth is determined by comparing current period revenues in respective local currencies converted using prior-period exchange rates and comparing the same to our prior period reported revenues. In constant currency, our IT services segment revenues declined by 1.6% for fiscal year 2026 in comparison to fiscal year 2025. The performance was impacted by reduction in discretionary spends by our clients arising out of microeconomic challenges and geopolitical situations. Additionally, revenue in Americas 2 was impacted by delayed ramp up in some large deals and certain client specific issues. In constant currency the revenue from Americas 1 and APMEA grew, while revenue from Americas 2 and Europe declined during fiscal 2026.

Our revenue by SMUs within the IT Services segment, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2025	2026
	Percentage of revenues	Percentage of revenues
Strategic Market Units
Americas 1	31.7%	33.2%
Americas 2	30.6%	29.2%
Europe	27.1%	26.5%
APMEA	10.6%	11.1%

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

	Year ended March 31,
	2025	2026
Sector
Banking, Financial Services and Insurance	34.3%	34.1%
Consumer	19.1%	18.4%
Health (1)	14.1%	14.5%
Energy, Manufacturing and Resources	17.2%	17.0%
Technology and Communications (1)	15.3%	16.0%

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

IT Services results of operations for the years ended March 31, 2026 and 2025

Our gross profit as a percentage of revenue from our IT Services segment decreased by 92 bps. This decline was primarily driven by an increase in employee compensation by ₹ 23,552 million due to the impact of salary increases, including promotions, and increase in average headcount, including through acquisitions completed in fiscal year 2026 as compared to fiscal year 2025. Additionally, incremental sub-contracting costs of ₹ 7,559 million were incurred to fill vacant positions, and software license expenses increased by ₹ 2,529 million for internal use due to the implementation of new technology. Further, the expenses increased on account of depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar. This is partially offset by decrease in the depreciation charge for our property, plant and equipment and right-of-use assets of ₹ 1,504 million.

Selling and marketing expenses as a percentage of revenue from our IT Services segment declined from 7.24% for the year ended March 31, 2025 to 6.30% for the year ended March 31, 2026. In absolute terms, these expenses fell by ₹ 6,317 million. Employee compensation costs decreased by ₹ 5,900 million due to lower average headcount and a reduction in per employee cost in fiscal year 2026 as compared to fiscal year 2025 and was partially offset by the impact of salary increase and promotions.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 6.48% for the year ended March 31, 2025, to 6.35% for the year ended March 31, 2026. In absolute terms, general and administrative expenses increased by ₹ 969 million. This increase was primarily due to an increase in lifetime expected credit loss of ₹ 2,401 million and receipt of a one-time insurance claim of ₹ 1,805 million in fiscal year 2025. This was partially offset by reduction in total employee compensation costs of ₹ 3,101 million arising out of cost optimization initiatives. in fiscal year 2026 compared to fiscal year 2025. Staff requirement expenses decreased by ₹ 1,244 million during the year ended March 31, 2026.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 15 bps, from 17.07% to 17.22%. In absolute terms, the segment results of our IT Services segment increased by 4.62%.

Our segment results by SMUs within the IT Services segment, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2025	2026
	Percentage of Segment results	Percentage of Segment results
Strategic Market Units
Americas 1	38.4%	39.7%
Americas 2	40.4%	33.5%
Europe	19.4%	19.6%
APMEA	8.5%	9.4%
Unallocated	(6.7)%	(2.2)%

IT Products

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

Our IT Products segment accounted for 0.3% and 0.7% of our revenue for the years ended March 31, 2025 and 2026, respectively, and (0.1)% and 0.4% of our operating income for the years ended March 31, 2025 and 2026, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year-over-Year change
	2025	2026	2026-25
	(₹ in millions)
Revenue	2,692	6,940	157.80%
Cost of revenue	(2,833)	(6,128)	116.31%
Gross profit/(loss)	(141)	812	675.89%
Selling and marketing expenses	(59)	(175)	196.61%
General and administrative (expenses)/credit	27	(78)	388.89%
Segment results	(173)	559	423.12%
As a percentage of revenue:
Selling and marketing expenses	2.19%	2.52%	33bps
General and administrative expenses/(credit)	(1.00)%	1.12%	212bps
Gross margins	(5.24)%	11.70%	1694bps
Segment results	(6.43)%	8.05%	1448bps

IT Products results of operations for the years ended March 31, 2026 and 2025

Our revenue from the IT Products segment increased by 157.80% for the year ended March 31, 2026 compared to our revenue for the year ended March 31, 2025. This growth was primarily driven by revenue from acquisitions completed during the year and higher revenue from a few select customers in India.

Our gross profit as a percentage of our IT Products segment revenue increased by 1694 bps for the year ended March 31, 2026 compared to the year ended March 31, 2025. In absolute terms, gross profit increased by ₹ 953 million primarily due to incremental profit from acquisitions and more profitable contracts executed during the year.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 2.19% for the year ended March 31, 2025 to 2.52% for the year ended March 31, 2026. In absolute terms, selling and marketing expenses increased by ₹ 116 million.

General and administrative expenses/(credit) as a percentage of revenue from our IT Products segment increased from (1.00)% for the year ended March 31, 2025 to 1.12% for the year ended March 31, 2026. In absolute terms, general and administrative expenses increased by ₹ 105 million primarily due to an increase in lifetime expected credit loss on trade receivables during the year ended March 31, 2026 as compared to write-back in lifetime expected credit loss on trade receivables during the year ended March 31, 2025.

As a result of the above, segment results as a percentage of our revenue from our IT Products segment increased by 1448 bps, from (6.43)% to 8.05%. In absolute terms, the segment profit of our IT Products segment increased by ₹ 732 million.

Reconciling Items

“Reconciling Items” for the year ended March 31, 2026 was ₹ 7,954 million, includes restructuring costs of ₹ 5,139 million and a ₹ 2,756 million impact from past service cost on gratuity, remeasurement of leave encashment due to the implementation of the new labor code in India and certain other corporate costs. For the year ended March 31, 2025, “Reconciling Items” includes ₹ 202 million towards certain corporate costs.

Acquisitions

Refer to Item 4 of this Annual Report on Form 20-F and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

There were no divestitures for the years ended March 31, 2025 and 2026.

Foreign exchange gains, net

Our net foreign exchange gains for the years ended March 31, 2025 and 2026 were ₹ 32 million and ₹ 1,853 million, respectively.

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

For forward foreign exchange contracts which are designated and effective as cash flow hedges, the mark to market gains and losses are deferred and reported as a component of other comprehensive income in shareholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items. Refer to Note 19 of the Notes to the Consolidated Financial Statements for additional information.

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar. The exchange rate between the Indian Rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the Indian Rupee fluctuates against these currencies. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables, lease liabilities and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 14 and 19 of the Notes to the Consolidated Financial Statements for additional details on our foreign currency exposure.

The following table sets forth the currencies in which our IT services revenues for fiscal year 2025 and fiscal year 2026 were denominated:

	Year ended March 31,
	2025	2026
	% of Revenues
U.S. Dollar (U.S.$)	62%	61%
Pound Sterling (GBP)	10%	11%
Euro (EUR)	10%	9%
Indian Rupee (INR)	4%	5%
Australian Dollar (AUD)	4%	4%
Canadian Dollar (CAD)	3%	3%
Others	7%	7%

The following table sets forth information on the foreign exchange rates in Indian Rupees per U.S. Dollar, Pound Sterling, Euro, Australian Dollar and Canadian Dollar for fiscal year 2025 and fiscal year 2026:

	Year ended March 31,		Appreciation / (Depreciation)
Average exchange rate during the year:	2025	2026	of INR in percentage
U.S. Dollar (U.S.$)	84.54	88.23	(4.36)%
Pound Sterling (GBP)	107.81	118.10	(9.54)%
Euro (EUR)	90.72	102.12	(12.57)%
Australian Dollar (AUD)	55.15	58.31	(5.73)%
Canadian Dollar (CAD)	60.79	63.80	(4.95)%

	Year ended March 31,
	2025	2026
Exchange rate at the beginning of the year:
U.S. Dollar (U.S.$)	83.40	85.46
Pound Sterling (GBP)	105.20	110.46
Euro (EUR)	89.96	92.05
Australian Dollar (AUD)	54.31	53.78
Canadian Dollar (CAD)	61.54	59.66
Exchange rate at the end of the year:
U.S. Dollar (U.S.$)	85.46	94.78
Pound Sterling (GBP)	110.46	125.43
Euro (EUR)	92.05	108.87
Australian Dollar (AUD)	53.78	65.01
Canadian Dollar (CAD)	59.66	68.09
Appreciation / (Depreciation) of INR in percentage
U.S. Dollar (U.S.$)	(2.47)%	(10.91)%
Pound Sterling (GBP)	(5.00)%	(13.55)%
Euro (EUR)	(2.32)%	(18.27)%
Australian Dollar (AUD)	0.98%	(20.88)%
Canadian Dollar (CAD)	3.05%	(14.13)%

Income taxes

Our profits for the period earned from providing services outside India may be subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our tax expense will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of 15 years. The tax holiday period currently available to the Company expires in various years through fiscal years 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 11,798 million and ₹ 13,092 million for the years ended March 31, 2025 and 2026, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2025 and 2026 is ₹ 1.13 and ₹ 1.25, respectively.

The Company’s assessments in India are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park in Bengaluru. The appeals filed against said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008, which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and SEZ units, capitalization of R&D expenses, transfer pricing adjustments on intercompany or inter-unit transactions, and other issues.

Income tax claims against the Company amounting to ₹ 99,431 million and ₹ 104,613 million are not acknowledged as debt as of March 31, 2025 and 2026, respectively. These matters are pending before various appellate authorities and management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Our sustainability vision and key highlights for the fiscal year ended March 31, 2026:

Wipro’s approach to corporate responsibility is anchored in its fundamental values, attitudes, and practices. The Company’s responsible business framework integrates internal and external viewpoints, facilitating thorough, collaborative and boundary-less engagement with customers, employees, investors, suppliers, and communities.

We operationalize our vision through the principle of “double materiality”: (i) our business’ impact on our stakeholders and the environment and (ii) the converse impact of environmental change and stakeholders on our business. While the latter is framed in terms of risks and opportunities for the Company, our business’ impact on the environment and stakeholders is based on fiduciary principles of trust, stewardship, and social responsibility.

Below are the key features of our sustainability initiatives:

a.
Environment

Our sustainability program goes back nearly 20 years and comprises an established yet dynamically evolving set of initiatives that address our entire value chain on four key dimensions: energy and climate change, water, waste, and biodiversity. Our environment goals are to:

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

As of March 31, 2026, we have achieved a 90% reduction in Scopes 1 and 2 and expect to achieve net zero of the target year of 2040. Our progress has been powered by our investments in best-in-class sustainable building design and infrastructure practices coupled with the continued expansion of our renewable energy footprint which currently stands at 90% for all our owned facilities. We are making strategic investments in this space to be able to reach our 2030 target of 100% Renewable Energy across our campuses. We plan to achieve this target well before the deadline.

Simultaneously, we expect to achieve proportionate reductions in the carbon footprint associated with our business travel, employee commuting and supply chain.

ii.
Responsible stewardship of scarce water resources: We are committed to responsibly managing the use of scarce water resources by (a) reducing the absolute consumption of freshwater year-on-year by 3% in all operationally-controlled facilities; (b) increasing the utilization of treated water to the extent of 45% of total water requirements by 2030; and (c) contributing to a deeper understanding of the systemic challenges of urban water in the major cities in which we operate.

Our water consumption is primarily on account of drinking water, air conditioning, cooking and washing in canteens, toilets and landscape gardening. Our approach to reduce dependence on freshwater has been through increased wastewater recycling, minimizing pipe losses and expanding rainwater harvesting. We have purchased treated water in some of our campuses to supplement the treated water generated and reduce our dependence on freshwater. We have also operationalized a 40 Mn litre rainwater harvesting pond at our Kodathi campus.

Our freshwater efficiency for the fiscal year ended March 31, 2026 stood at 63 liters per capita per day (“Lpcd”), representing a 26% improvement in the last two years. Our freshwater efficiency was in part due to recycling and reusing 33% of treated wastewater.

iii.
Minimize waste generation from operations and its impact on communities: We are committed to ensuring 100% of organic waste is recycled and to ensure that less than 2% goes to landfills (excluding construction and demolition waste). During the year ended March 31, 2026, we sent less than 1% of our waste to landfills. We continue to maintain the highest standards of solid waste management in all the four categories: food and organic, inorganic, hazardous materials and construction debris. We ensure reuse and certify recycling for between 98%-100% of all our waste.
iv.
Enhance the biodiversity quotient of owned campuses: We are committed to incorporating biodiversity as a key element in the design and maintenance of all our owned campuses. In addition to our flagship biodiversity campuses in Bengaluru and Pune, all our new campuses have incorporated biodiversity principles. In Hyderabad, around eight acres has been developed into a mini-forest, housing nearly 128 different species of plants and wildlife, with plans to expand it further. These biodiversity areas have become levers of employee engagement, with several events being organized across our five campuses to identify and document biodiversity. In total, around 1170+ species of plants and wildlife have been documented on these five campuses.
b.
Workplace and Communities

We are committed to enhancing workplace diversity and fostering a culture of inclusion, continuous learning, open communication, holistic well-being - focusing on mind, body and community, and ethical conduct. Our social and community initiatives led by the Wipro Foundation span a wide thematic spread in the domains of education, primary healthcare, urban ecology, disaster response, and cities and public spaces, also include employee volunteering as an integral part. Key highlights against our social goals are articulated below:

i.
Building and promoting a culture of inclusion by nurturing diversity and shaping behaviors through (a) initiatives aimed at enhancing diversity across the workforce, including at leadership levels; and (b) shaping behaviors with the reinforcement of the Spirit of Wipro - our longstanding values shaped over 80 years and reflected in the Five Habits, leadership mindsets, and the Code of Business Conduct.

As of March 31, 2026, our workforce included (i) 37.5% women; (ii) 18% women in senior leadership roles; (iii) 25.4% women across all management positions; (iv) 2,537 employees with disabilities; and (v) 1,663 employees from the LGBTQIA+ community.

ii.
Empowering employees through a culture of continuous learning opportunities through open communication by (a) providing opportunities for employees to reskill themselves to meet open client demands; and (b) delivering leadership skills programing at every stage of the career life cycle.

Our talent development strategy is built on the philosophy of “Skill as a Currency,” ensuring a future‑ready workforce capable of meeting rapidly evolving client and industry demands. Through a combination of enterprise‑scale learning ecosystems, AI‑driven skill development, and role‑based capability building, we enable continuous upskilling, reskilling, and cross‑skilling across all job families.

We have established a multi‑modal, scalable skilling infrastructure that blends virtual and classroom training, hands‑on labs, assessments, partner certifications, and domain‑focused academies to build both breadth and depth of competencies. This includes the MySkill‑Z initiative, which encourages every associate to learn at least one high‑demand skill annually, supported by robust frameworks within each service line that define top skill priorities and tailored learning paths.

Skilling hours as a metric reflects our commitment to developing more skilled and ready talent. This initiative is pivotal in maximizing internal demand fulfilment and fostering a culture of continuous learning within our organization.

We recorded 79.1 skilling hours per associate during fiscal year ended March 31, 2026. This is a significant leap from when we introduced skilling hours as a key performance indicator in fiscal year ended March 31, 2026, to encourage proactive skilling efforts.

Dedicated account academies address deep skilling needs in domain, process, behavioral skills, leadership, and technical upskilling. In fiscal year 2026, there were established 139 account academies with an overall skilling coverage of 91.8% (78k/85k) associates.

We began with 16 hours per associate in the first quarter of fiscal year 2026, and we successfully reached 79.1 hours per associate by the fourth quarter of fiscal year 2026. This remarkable progress is a testament to our collective effort and dedication.

We have embedded AI as a pervasive capability across all talent processes through the ai360 ecosystem, which drives large-scale skilling in GenAI and Agentic AI. Over 2,12,663 associates have completed GenAI training across three tiers - (i) 33,000+ at the basic level; (ii) 85,000+ at the advanced level; and (iii) 93,000+ at the master level - strengthening our workforce for next‑generation AI, cloud, and automation initiatives.

iii.
Prioritizing health, well-being and safety at all times by adopting a holistic life-cycle approach that emphasizes employee safety, physical health and mental well-being.
iv.
Contributing in a deep, meaningful manner to a more equitable, humane and sustainable society by working on the dimensions of education, ecology and primary healthcare. We also support proximate communities in times of extreme crisis. We choose to work on societal issues that are fundamental and foundational enablers of essential well-being in an individual’s life.

Our community initiatives are designed to respond to persistent gaps in education, health, and urban ecosystems where long‑term, systems‑oriented support is required to improve equity and access. During the fiscal year ended March 31, 2026, our work spanned 26 states and 4 union territories in India, as well as 20 countries globally, in partnership with nearly 188 organizations across education, primary healthcare, digital skilling, urban ecology, and cities and public spaces.

Across our education programs, we reached 2.89 million children, including 148,467 children with disabilities supported through inclusive education pathways. Our education efforts begin with early childhood education and extend across school improvement, equity‑focused engagements, STEM and computer science education, digital skilling at the collegiate level, and sustainability education as an integrative theme.

Through TalentNext, our India‑wide skilling program we supported 77,397 students during the fiscal year ended March 31, 2026, bringing our cumulative reach to 367,058 students since fiscal year 2021, including through the Future Skills Program in collaboration with NASSCOM.

Across ecology‑focused initiatives, we supported 13 participatory water management practices, five climate resilience initiatives, and five community ecology grants, where we planted 50,000 trees and engaged with communities across 12 cities, strengthening local stewardship of natural resources.

In health, we continued to strengthen primary healthcare systems serving vulnerable urban communities by improving access, building local capacity, and training public health workers. Through these efforts, our programs reached 1.7 million children. Our portfolio includes 22 health projects across major cities, with a focus on reproductive, maternal, newborn, child, and adolescent health. Collectively, these initiatives reached one million women in the reproductive age group and 7,600 children with disabilities.

Employee participation remains a critical enabler of this work. During the fiscal year ended March 31, 2026, 31,238 employees from 22 employee chapters in India and across 20 countries engaged through volunteering and/or monetary contributions, contributing a combined 35,314 volunteering hours across India and globally.

In India alone, volunteering efforts reached 60,158+ people, supporting education, healthcare, inclusion, and environmental sustainability initiatives. Globally, employees supported 138 volunteering‑led projects and 22 grants‑based projects through 26 employee chapters, reinforcing community programs across global locations.

Figures reflect cumulative outcomes since the fiscal year ended March 31, 2021.

v.
Engagement with suppliers by collaboratively developing and enhancing a sustainable and responsible supply chain by proactively expanding the diversity of our supplier base with an active focus on women-owned enterprises and micro, small and medium enterprises. Our commitment to ensure responsible supplier conduct with respect to environmental and human rights in the supply chain led us to launch “WISE” – the Wipro Initiative for Supplier Engagement. Through WISE, we are working with around 150 of our strategic small and medium suppliers on measuring and reporting their carbon footprint as well as other aspects related to ESG. Our transparent supplier governance process guarantees fair practices and zero tolerance for corruption.
c.
Governance

We recognize the critical salience of good governance, ethical business conduct and transparent disclosures in ensuring the effectiveness of all our sustainability initiatives. We keep track and closely monitor the number of employees who have completed the mandatory training such as code of business conduct and cybersecurity.

For more information on our ESG initiatives, please visit our website at www.wipro.com.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year-over-Year change
	2025	2026	2026-25
	(₹ in millions)
Net cash generated from /(used in):
Operating activities	169,426	149,316	(20,110)
Investing activities	(80,730)	(33,423)	47,307
Financing activities	(63,963)	(141,260)	(77,297)
Net change in cash and cash equivalents	24,733	(25,367)	(50,100)
Effect of exchange rate changes on cash and cash equivalents	290	8,948	8,658

As of March 31, 2026, we had cash and cash equivalent and short-term investments of ₹ 543,235 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, were ₹ 375,361 million.

In addition, we have unutilized credit lines in various currencies aggregating to ₹ 41,108 million as of March 31, 2026. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated from operating activities for the year ended March 31, 2026 decreased by ₹ 20,110 million while profit for the year increased by ₹ 475 million during the same period. The decrease in cash generated from operating activities is primarily due to increased working capital requirements, contributed by net increases in trade receivables, unbilled receivables and contract assets, and other assets. Such decreases were partially offset by net increases in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions and contract liabilities.

Cash generated from operating activities for the year ended March 31, 2025 decreased by ₹ 6,790 million while profit for the year increased by ₹ 21,059 million during the same period. The decrease in cash generated from operating activities is primarily due to increased working capital requirements, contributed by net increases in trade receivables, unbilled receivables and contract assets, and other assets. Further, income taxes paid, net of refund increased by ₹ 10,815 million during the year ended March 31, 2025.

Cash used in investing activities for the year ended March 31, 2026 was ₹ 33,423 million. Cash is primarily used towards purchases of investments (net of sale) amounting to ₹ 21,074 million and purchases of property, plant and equipment amounting to ₹ 15,603 million, which was primarily driven by the growth strategy of the Company. Further, there was a cash outflow of ₹ 26,033 million towards the business acquisition consummated during the year ended March 31, 2026. These were partially offset by an inflow of ₹ 28,881 million from interest and dividends received and an inflow of ₹ 758 million from sale of property, plant and equipment during the year ended March 31, 2026.

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

Cash used in financing activities for the year ended March 31, 2026 was ₹ 141,260 million. This is primarily on account of outflow for payment of dividends amounting to ₹ 115,206 million, payment of lease liabilities including interest of ₹ 11,561 million, payment of interest and finance expenses of ₹ 6,336 million and repayment of loans and borrowings of ₹ 6,752 million during the year ended March 31, 2026.

Cash used in financing activities for the year ended March 31, 2025 was ₹ 63,963 million. This is primarily on account of outflow for payment of dividends amounting to ₹ 62,750 million, payment of lease liabilities including interest of ₹ 10,474 million and payment of interest and finance expenses of ₹ 8,689 million. These were partially offset by an inflow of ₹ 17,923 million from loans and borrowings during the year ended March 31, 2025.

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

As of March 31, 2026, we had contractual commitments of ₹ 9,416 million (U.S.$ 100 million) related to capital expenditures on the construction or expansion of software development facilities and ₹ 52,214 million (U.S.$ 556 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents, short-term investments along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings for the next 12 months and beyond. Our choices of sources of funding will be driven with the objective of maintaining an optimal capital structure.

We will rely on funds generated from operations and external debt to fund potential acquisitions. We expect that our cash and cash equivalents, investments in short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund our growth aspirations, as applicable.

We completed our acquisition of Mindsprint, Olam Group’s IT services arm on May 15, 2026 for a total cash consideration of U.S.$ 375 million.

In the normal course of business, we transfer certain accounts receivables, unbilled receivables and net investments in finance leases (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2025 and 2026 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2025 and 2026, our cash and cash equivalents were primarily held in U.S. Dollars, Canadian Dollars, Euros, Pound Sterling, Indian Rupees, Australian Dollars, Chinese Yen, and Swiss Franc. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

The table of future payments due under known contractual commitments as of March 31, 2026, aggregated by type of contractual obligation, is given below:

	Total	Payments due in
Particulars	contractual payment	2026-27	2027-31	2031-32 onwards
	(₹ in millions)
Loans, borrowings and bank overdrafts (1) (2)	169,724	167,648	2,076	—
Lease Liabilities (3)	42,813	10,686	22,454	9,673
Contingent consideration (4)	2,020	467	1,553	—
Liability on written put options to non-controlling interests (4)	6,064	2,689	3,375	—
Other liabilities	10,766	8,273	2,493	—
Capital commitments (5)	9,416	6,063	3,353	—
Purchase obligations	52,214	25,887	25,138	1,189

(1)
For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.
(2)
Includes future cash outflow towards estimated interest on borrowings. Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2026 for each relevant debt instrument.
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

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹ 23,042 million in respect of employee benefit obligations and certain statutory and other liabilities and ₹ 48,195 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly these amounts have not been disclosed in the table above.

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

Research and Development

We make disciplined R&D investments to strengthen the Wipro Innovation Network, our global, interconnected ecosystem for client-centric co-innovation, and to advance frontier technologies that address our clients’ transformation and growth priorities. The Wipro Innovation Network brings together innovation labs, partner labs, AI-native partners, Wipro Ventures, Topcoder, academic and research institutions, startups, subject matter experts and our deep technology talent to convert emerging technologies into scalable, market-relevant solutions. In addition, we continue to invest in developing & scaling industry platforms, delivery platforms , industry and cross industry solutions with the objective of building AI native capabilities including industry small language models, agents and AI solutions.

During fiscal year 2026, we expanded our work across priority technology areas including agentic AI and autonomous enterprises, physical AI and robotics, quantum computing, distributed ledger technologies and digital trust, and quantum-safe cyber resilience. We built dedicated innovation practices in quantum computing, with applied research across areas such as materials science, biomedical and drug discovery research, supply chain optimization, financial services, and post-quantum security. We also advanced applied physical AI research, in collaboration with Wipro’s engineering, consulting, industry and delivery teams, focusing on dynamic robotics and orchestration across robots, machines and intelligent devices in a wide span of retail, healthcare and other operational environments.

During fiscal year 2026, we launched the global Wipro Innovation Network and opened our Innovation Lab at the Kodathi campus in Bengaluru as a key hub for immersive client workshops, rapid prototyping, and co-creation. We deepened our external innovation ecosystem through alliances and engagements with academic and research institutions, including Indian Institute of Science, Massachusetts Institute of Technology and Indian Institute Of Technology Delhi, and through collaborations with our global partners and startups. Our participation at the India AI Impact Summit in February 2026 reflect our focus on demonstrating applied AI and frontier technologies in real-world, high-impact settings.

Our R&D expenses for the years ended March 31, 2024, 2025 and 2026 were ₹ 4,332 million, ₹ 4,307 million and ₹ 4,499 million, respectively.

Material accounting policies, estimates and judgments

Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of material accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

Our directors and executive officers, along with their ages and positions as of March 31, 2026, are detailed below:

Name	Age	Position
Rishad A. Premji	49	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji	80	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Srinivas Pallia	59	Chief Executive Officer and Managing Director
Dr. Patrick J. Ennis (1)	62	Independent Director
Patrick Dupuis (1)	63	Independent Director
Deepak M. Satwalekar	77	Independent Director
Tulsi Naidu	52	Independent Director
Päivi Rekonen	57	Independent Director
N. S. Kannan	60	Independent Director
Aparna C. Iyer	44	Senior Vice President and Chief Financial Officer

(1)
Dr. Patrick J. Ennis and Mr. Patrick Dupuis completed their tenure as Independent Directors of the Company with effect from the close of business hours on March 31, 2026.

On March 5, 2026, the Board of Directors approved the appointment of Ms. Laura Marie Miller as an Additional Director in the capacity of Independent Director for a term of five years, with effect from April 1, 2026 to March 31, 2031, subject to the approval of the shareholders and ADS holders (collectively, “Members”) of the Company. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.

Directors

As of March 31, 2026, we had six non-executive independent directors, one non-executive non-independent director and two executive directors, of whom one executive director is Chairman of our Board. Following the completion of tenure by Dr. Ennis and Mr. Dupuis and the appointment of Ms. Miller, we have five non-executive independent directors. The non-executive, non-independent director and the Chairman of our Board belong to the promoter group. The remaining non-executive directors, including Ms. Miller, are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All of the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the NYSE Corporate Governance standards. Other than the relationship between Rishad A. Premji and Azim H. Premji described below, there are no family relationships between any of our directors and executive officers.

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

Mr. Rishad A. Premji is the son of Mr. Azim H. Premji, the Founder Chairman of the Company.

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (the “Founder Chairman”) since July 31, 2019. Mr. Premji was the Chairman of the Company until July 30, 2019, and had been at its helm since the late 1960s, turning what was then a small cooking fat company into a U.S.$ 10.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in 65 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE

Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from the Foundation’s direct work in 14 states in improving public education and health, childcare, and livelihoods, as also in all other states of the country through over 1900 partners supported by multi-year financial grants. The Foundation also runs the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development.

Over the years, Mr. Premji has received numerous honors and accolades, which he considers to be recognitions for Wipro and the Foundation teams. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Financial Times, Time, Fortune and Forbes have all named him as one of the most influential people in the world, citing his leadership in business and philanthropy, including the contributions to improving public education. The Journal of Foreign Policy listed him amongst the top global thinkers. Economic Times bestowed Mr. Premji with the Lifetime Achievement Award. He is the first Indian recipient of the Faraday Medal and has been conferred honorary doctorates by the Michigan State University and Wesleyan University (in the US), and the Indian Institutes of Technology at Bombay, Roorkee and Kharagpur, amongst others. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. The Carnegie Medal of Philanthropy was bestowed on him in 2017. In January 2011, he was bestowed with the Padma Vibhushan, the second highest civilian award in India.

Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Company.

Srinivas Pallia is the Chief Executive Officer and Managing Director of the Company. In his role as the CEO, Mr. Pallia sets the vision and strategy for Wipro’s business and leads a team of global leaders to drive consistent execution of Wipro’s Consulting-led, AI-powered approach across six continents.

Mr. Pallia has a track record of building cross-functional, cross-regional teams that deliver on clients’ most complex business and digital transformation needs. His focus on client-centricity and ability to lead through major industry transformations have been instrumental in driving ongoing value for clients as well as consistent profitable growth for the businesses he has led.

Prior to assuming the Global CEO role, Mr. Pallia served as CEO of Wipro’s Americas 1 Strategic Market Unit (SMU), turning it into Wipro’s largest and fastest growing SMU. In his more than three decades at Wipro, Mr. Pallia has held numerous leadership roles, including President of Wipro’s Consumer Business Unit and Global Head of Business Application Services.

Mr. Pallia holds a bachelor’s degree in engineering, and a master’s in management studies from the Indian Institute of Science, Bengaluru. He graduated from Harvard Business School’s Leading Global Businesses executive program, and the Advanced Leadership Program at McGill Executive Institute.

Dr. Patrick J. Ennis became a director of the Company in April 2016 and served as a member of our Administrative and Shareholders/Investors Grievance Committee until March 31, 2026. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. He is currently a Venture Partner at Madrona Venture Group and serves on the Boards of Yoodli Inc. and Tangibly Inc., venture funded private companies. Previously, he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. He was also at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequently invited speaker.

Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary, where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He previously served as Chairman and as member of our Nomination and Remuneration Committee until March 31, 2026. Currently, Mr. Dupuis serves as a member of the Board of Directors and Co-Chair of St. Joseph Financial Services and also provides executive coaching to C-suite and mid-career executives, mostly with non-profit organizations. He previously served as advisor and interim executive for Hellman & Friedman, based in San Francisco, during the preparation for the merger between Kronos and Ultimate Software. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States.

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

Tulsi Naidu became a director of the Company in July 2021 and is a member of our Audit, Risk and Compliance Committee. She also serves as the Chairperson of our Nomination and Remuneration Committee. She has 30 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (“Zurich”), a member of Zurich’s Group Executive Committee, a trustee of the Z Zurich Foundation. She also currently serves as a non-executive director on the Board of Directors of Zurich Kotak General Insurance Company (India) Limited. Prior to her current role, Ms. Naidu was CEO of Zurich Group in the United Kingdom.

Prior to joining Zurich, Ms. Tulsi Naidu spent 14 years at Prudential Plc (up to 2016) in a variety of executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK & Europe and prior to that held a number of general management roles.

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

Päivi Rekonen became a director of the Company in October 2022 and is a member of our Nomination and Remuneration Committee. She is also a member of our Administrative and Shareholders/Investors Grievance Committee with effect from April 1, 2026. Ms. Rekonen brings over 25 years of experience in technology as well as in banking and services.

Ms. Rekonen was Chair of the Board of Directors of Amina Bank AG, Chair of its Strategy and Technology Committee and a member of its Nomination and Remuneration Committee, until April 28, 2026 She is also a member of the Board of Directors at Konecranes Plc and serves on its Audit Committee. She is a member of the Supervisory and Foundation Boards of the International Institute for Management Development (IMD) and serves on its Audit and People Committees. In June 2025, Ms. Rekonen was appointed as a Non-Executive Independent Director on the Board of International Consolidated Airlines Group S.A. (IAG), where she serves on the Nominations Committee and the Environment and Corporate Responsibility Committee.

Ms. Rekonen’s international career has been shaped by executive leadership roles in functions including technology, human resources, and consulting at various global organizations such as Nokia and Cisco, among others. Ms. Rekonen is an independent strategy advisor and professional board member from 2018 onwards.

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

Mr. Kannan has also been part of several committees constituted by various regulatory bodies. He is a member of the Reserve Bank of India’s Academic Council of College of Supervisors, Advisory Group on Regulation and Standing External Advisory Committee for evaluating applications for Universal Banks as well as Small Finance Banks, the Insurance Regulatory and Development Authority of India’s Insurance Advisory Committee.

Mr. Kannan serves as an Independent Director on the Board of the National Bank for Financing Infrastructure and Development, where he is the Chair of the IT Strategy Committee, and a member of the Audit Committee, Executive Committee and the Special Committee for Monitoring and Follow up of Frauds. He is also an Independent Director on the Board of Bangalore International Airport Limited and serves as the Chair of Audit Committee and Finance Sub Committee. In addition, Mr. Kannan is an Independent Director on the Boards of TransUnion CIBIL Limited and Jio BlackRock Asset Management Private Limited, where he also serves on various committees.

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

Laura Marie Miller became a director of the Company with effect from April 1, 2026. She brings more than two decades of executive leadership experience guiding large, global organizations through transformation, modernization, and sustained performance improvement. Ms. Miller is widely recognized for helping enterprises navigate technology and AI-driven change, aligning digital and data capabilities with business strategy to support growth and long-term resilience.

Ms. Miller has held senior leadership roles across retail, hospitality, payments, and global technology operations, working closely with boards and executive teams during periods of significant change. As Executive Vice President and Chief Information and Data Officer at Macy’s, Ms. Miller played a central role in shaping the company’s digital, data, and AI strategy, leading enterprise-scale transformation initiatives that strengthened core operations and enabled new growth platforms. Her experience includes leading large-scale cloud migrations, deploying AI-enabled solutions, and modernizing supply-chain and operational capabilities.

Earlier in her career, she held global leadership roles at InterContinental Hotels Group and First Data.

Ms. Miller brings deep public-company board experience. She previously served as a director of EVO Payments during a period of strong growth that culminated in its acquisition by Global Payments, and on the board of LGI Homes. She currently serves as a Non-Executive Director at NCR Voyix, where she chairs the Risk Committee and serves as the member of Audit Committee and Technology Committee.

Ms. Miller holds a Bachelor of Science in Information Systems Management and a Master of Science in Computer Systems Management from the University of Maryland.

Executive Officers

As on March 31, 2026, Mr. Rishad A. Premji, Mr. Srinivas Pallia and Ms. Aparna C. Iyer were the Executive Officers of the Company. For the profiles of Mr. Rishad A. Premji and Mr. Srinivas Pallia, please see “Directors” above. The profile of Ms. Aparna C. Iyer is set forth below.

Aparna C. Iyer is the Senior Vice President and Chief Financial Officer of the Company. Ms. Iyer was appointed as Chief Financial Officer of the Company with effect from September 22, 2023 and has served with the Company in other finance positions since 2003, including Internal Audit, Business Finance, Finance Planning and Analysis, Corporate Treasury, and Investor Relations (“IR”).

Previously, Ms. Iyer was Senior Vice President and leading finance operations for one of Wipro’s largest global business lines.

Prior to serving as CFO of Wipro's largest global business line, Ms. Iyer was the Corporate Treasurer and Head of Investor Relations for Wipro Limited.

Ms. Iyer is a Chartered Accountant (CA) and was a gold medalist of the CA 2002 batch.

Compensation

Director Compensation

Our Nomination and Remuneration Committee determines and recommends to our Board of Directors the compensation payable to our directors. The Board of Directors, in turn, approves and recommends such compensation to the shareholders for their approval. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹ 100,000 (U.S.$ 1,065.76) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, for all non-executive directors put together, as approved by the shareholders. Further, the non-executive non-independent director is entitled to maintenance of the Founder Chairman’s office, including an executive assistant at the Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

The Nomination and Remuneration Committee has created a policy for the selection and appointment of directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.

The aggregate commission to our non-executive directors for the year ended March 31, 2026 was ₹ 137.11 million (U.S.$ 1.46 million). There were no stock options granted to non-executive directors as of March 31, 2026 and the details of shares held by non-executive directors as of March 31, 2026 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by the Nomination and Remuneration Committee, within the parameters set by the shareholders at the general meeting. Remuneration of our executive officers, including our executive directors, consists of fixed components and a variable performance-linked incentive. The variable performance linked incentive portion is earned under our Variable Pay Scheme. This is a variable pay program for all associates, including executive officers, which is deemed to be part of each associate’s salary. The variable pay of our executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the Company. The criteria for variable pay, which is paid out quarterly / annually, includes financial parameters like revenue and operating margin achievement against target, incremental consolidated net profits of the Company over the previous fiscal year, and other strategic goals as decided by the Board from time to time. Apart from the variable pay component, long term incentives are granted to executive officers, including the Chief Executive Officer and Managing Director, which includes both time-based restricted stock units (“RSUs”) and performance-based stock units (“PSUs”).

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2026 by our executive officers as of March 31, 2026. For the convenience of the readers, the amounts paid / payable in Indian Rupees have been converted into U.S. Dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2026 which was ₹ 93.83 per U.S.$ 1.

Name	Salary and allowances U.S.$	Commission/ variable Pay U.S.$	Others U.S.$	Long-term compensation (Deferred Benefit) (2) (3) U.S.$	Total U.S.$
Rishad A. Premji (1)	673,158	23,173	3,639	73,243	773,213
Srinivas Pallia (1)(4)	1,651,897	1,050,303	2,479,904	108,464	5,290,568
Aparna C. Iyer (4)	226,193	86,808	364,234	40,514	717,749

(1)
Mr. Rishad A. Premji and Mr. Srinivas Pallia are entitled to a commission at the rate of 0.35% on incremental consolidated net profits of the Company over the previous fiscal year.
(2)
Deferred benefits are payable to associates by way of our contribution to the Provident Fund, Pension Fund, Social Security contribution and Social Insurance (health and retirement funds) as applicable. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.
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

There were no stock options granted to Mr. Rishad A. Premji in fiscal year 2026. Details of stock options granted to executive director as of March 31, 2026 and stock options held and exercised by executive officers through March 31, 2026 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen, which may be increased by passing a special resolution of the shareholders. As of March 31, 2026, we had nine directors on our Board. Following the completion of tenure of Dr. Ennis and Mr. Dupuis and the appointment of Ms. Miller, we currently have eight directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation, and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and non-executive non-independent director, are currently subject to retirement by rotation. The positions of the terms of all our directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji	July 30, 2029	5 years
Azim H. Premji	July 30, 2029	5 years
Srinivas Pallia	April 6, 2029	5 years
Dr.Patrick J. Ennis (1)	March 31, 2026	5 years
Patrick Dupuis (1)	March 31, 2026	5 years
Deepak M. Satwalekar	June 30, 2030	5 years
Tulsi Naidu (2)	June 30, 2026	5 years
Päivi Rekonen	September 30, 2027	5 years
N. S. Kannan	September 30, 2028	5 years
Laura Marie Miller(3)	March 31, 2031	5 years
(1)
Dr. Patrick J. Ennis and Mr. Patrick Dupuis completed their tenure as Independent Directors of the Company with effect from the close of business hours on March 31, 2026.
(2)
The Board of Directors, at its meeting held over April 15-16, 2026, approved the re-appointment of Ms. Tulsi Naidu as an Independent Director for a second term of five years with effect from July 1, 2026 to June 30, 2031, subject to the approval of the Members of the Company. The re-appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.
(3)
On March 5, 2026, the Board of Directors approved the appointment of Ms. Laura Marie Miller as an Additional Director in the capacity of Independent Director for a term of five years, with effect from April 1, 2026 to March 31, 2031, subject to the approval of the Members of the Company. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.

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

Board Committee Information

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee of our Board reviews, acts on and reports to our Board of Directors with respect to various auditing, accounting and compliance matters. The roles and responsibilities include overseeing:

•
Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders;
•
To oversee the independence of the external auditors and review any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
•
Integrity of the Company’s financial statements and discussions with the independent auditors regarding the scope of the annual audits and fees to be paid to the independent auditors;
•
Performance of the Company’s internal audit function, independent auditors and accounting practices;
•
Compliance with legal and statutory requirements;
•
Review and approval of related party transactions and functioning of whistle blower mechanism;
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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. Deepak M. Satwalekar – Chairman

Ms. Tulsi Naidu and Mr. N. S. Kannan – Members

During the year ended March 31, 2026, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

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
•
Formulating compensation policies, including for whole-time directors, key personnel, Chairman of the Company, CEO, key management personnel, senior management personnel and other employees, to attract and retain talent;
•
Ensuring orderly succession planning for Board members, key managerial personnel and senior management;
•
Formulating, adopting, administering, enforcing, and modifying the employee stock option schemes; and
•
Formulating and recommending to the Board a corporate social responsibility(“CSR”) policy which shall indicate the activities to be undertaken by the Company.

Our Chief Human Resources Officer makes periodic presentations to the Nomination and Remuneration Committee on compensation reviews and performance-linked compensation recommendations. All members of the Nomination and Remuneration Committee are independent non-executive directors. The Nomination and Remuneration Committee is the apex body that oversees our CSR policy and programs. The Nomination and Remuneration Committee comprises of the following four non-executive directors:

Ms. Tulsi Naidu – Chairperson

Mr. Patrick Dupuis (until March 31, 2026), Mr. Deepak M. Satwalekar and Ms. Päivi Rekonen – Members

During the year ended March 31, 2026, our Nomination and Remuneration Committee held five meetings. The charter of the Nomination and Remuneration Committee is available under the investor relations section on our website at www.wipro.com.

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
•
Overseeing administrative matters like the opening and closure of Company’s bank accounts and the grant and revocation of general, specific and banking powers of attorney, setting up branch offices and;
•
Considering and approving allotment of equity shares pursuant to the exercise of stock options and other administrative matters as delegated by the Board from time to time.

The Committee is comprised of the following three directors:

Mr. Deepak M. Satwalekar – Chairman

Mr. Rishad A. Premji and Dr. Patrick J. Ennis (until March 31, 2026) – Members

Effective April 1, 2026, Ms. Päivi Rekonen was appointed as Member of the Committee.

During the year ended March 31, 2026, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2024, 2025 and 2026, we and our subsidiaries had more than 232,000, 230,000 and 240,000 employees, respectively. As of March 31, 2024, 2025 and 2026, more than 41,000, 38,000 and 38,000, respectively, employees were located outside India. We have increasingly focused on hiring local resources in the countries where we operate. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people. Our relationship with employees and employee groups is based on mutual trust and respect and we continue to maintain the same spirit at all times.

Hiring

People remain central to Wipro’s long term value creation, and the Company continues its efforts to strengthen its talent ecosystem through our structured and technology enabled Talent Sourcing. Hiring spans early career, lateral, and senior leadership roles and is supported through a multi-channel approach, including sources such as career platforms, social media, employee referrals, job boards, advertisements, consultants, and walk in channels, with continued focus on candidate experience and role-to-candidate alignment. Our Employee Value Proposition (EVP) remains embedded across the hiring lifecycle. Technology, automation, and AI-enabled tools are utilized to support improved hiring timelines, qualitative hiring outcomes, and operational efficiency. The Company continues to focus on attracting the best available talent, including the re-hiring of high performing employees, supported by structured approaches to compensation and band alignment. AI-based platforms also enable visibility of internal opportunities, rotations, and redeployment, supporting internal mobility, workforce deployment, and retention of skills.

Powering Impact in a Consulting-Led, AI-Powered Enterprise

Technology trends and expectations from clients are reshaping Wipro’s business. Such trends and expectations demand a transformation in our workforce, with a greater focus on - roles that are AI-disrupted, AI-aided, AI-created, and human centric. Wipro’s connected technology ecosystem integrates talent development, people experience and, performance outcomes to drive innovation and deliver impact.

Integrated Talent Skilling and Capability Development

As digital capabilities become business‑critical, competition for AI talent is intensifying. Wipro’s future-ready talent skilling is fueled by a deep focus on AI skilling and capability building. Wipro’s AI‑at‑scale strategy is designed to build an AI‑first mindset, equip associates with critical skills and advanced developer tools, and accelerate productivity, client transformation, and innovation. Our AI‑powered initiative aims to develop responsible AI-use practices through flexible academies and targeted learning across core AI technologies.

Continuous Skilling and Development Programs

Our talent development programs are focused on client‑specific skills, and targets up-skilling, re-skilling, and role‑aligned career pathways- to help build an agile, future‑ready workforce with a sustained competitive advantage.

Wipro’s talent and leadership ecosystem is designed to operate at enterprise scale, anchored in strong ethical foundations, future‑ready skills, and leadership qualities that deliver sustained impact. A robust framework built to promote ethical and responsible compliance training acts as a constant guardrail to support and encourage, adherence to evolving legal, regulatory, and customer expectations while enabling growth across markets.

We aim to build competency intentionally across the talent lifecycle. Early‑career readiness is accelerated through MySkillZ-our competency framework that integrates AI fluency into daily work, to drive continuous learning while contributing to enterprise transformation. Development of deep technical and architectural capability is promoted through structured programs such as our Architect Certification Essential (ACE), AI Academy, and Cloud Academy, and supported by hands‑on labs and community‑led initiatives that are designed to scale advanced skills across the workforce. Our Account Academies are designed to further ensure skills are aligned with client needs by encouraging application of learned skills to industry, domain, and delivery outcomes. Together, these capability investments help strengthen readiness at scale across various roles, technologies, and client needs.

Leadership development is treated as a strategic lever. Our Management Academy is focused on empowering associates transitioning into people and delivery leadership roles to be ready for such roles early in their leadership journey. At the enterprise level, the Wipro Leadership Institute (WLI) shapes senior leaders who are self‑aware, client‑centric, and capable of driving collaboration and innovation at scale. WLI’s flagship programs delivered in person and complemented by executive coaching and partnerships with leading global institutions reinforce the belief that a strong learning culture starts at the top. Leaders are expected to role‑model our Key Leadership Capabilities anchored in the Wipro Leader Success Profile, translating leadership experiences into everyday action.

Targeted capability interventions strengthen go‑to‑market leadership, sales effectiveness, people management, and diversity in leadership, supported by focused programs for managerial personas, mid‑career women leaders, and critical client‑facing roles. In parallel, the evolution of Wipro’s Next Gen Associates (NGA) hiring model from “Hire and Train” to “Train and Hire” strengthens the future tech‑talent pipeline by building business‑critical skills early through structured learning, internships, and hands‑on experience.

Together, these programs empower associates to build capabilities that matter most-aligning individual growth with client impact and Wipro’s AI‑powered transformation journey.

Performance Management with AI-infused Talent Practices

At Wipro, performance management is designed as a continuous, fair, and outcome driven process that enables associates to deliver sustained impact while supporting long term growth. Clear goals and objectives, transparent bi-annual appraisal and feedback processes, such as 360-degree surveys and feed-forward mechanisms, our performance management system promote strong alignment between individual contribution, business priorities, and Wipro values led culture.

Performance is tightly integrated with career development through a clear rating definitions, role and skill-based frameworks, and role rotations. Associates can set goals, track progress, and access actionable performance insights. Rewards and career progression are linked to sustained high performance, reinforcing a meritocratic, high-performance culture that drives engagement, purpose, and results at scale. This approach reinforces continued performance, growth and development opportunities.

The talent ecosystem is powered by AI‑enabled talent practices that connect skills, performance, careers, and opportunity. Platforms such as iAspire, an AI‑powered career management system, and WiNow, a conversational talent bot, provide real‑time visibility into skills and aspirations, encourages faster deployment of best‑fit talent and application of learned skills to real‑world problems. Wipro’s integrated Human Capital Management System (HCM) on Success Factors further connects skilling, performance, and career mobility into a single, insight‑driven experience.

Compensation

We seek to provide compensation programs that support consistent and sustainable corporate performance and facilitate the attraction and retention of high‑performing and high‑potential talent. Our compensation philosophy aims to recognize individual contributions while reinforcing collective performance, outcomes, and long‑term value creation. We periodically assess pay competitiveness relative to identified peers, markets, and geographies, taking into account the size and scope of roles, as well as the skills, experience, and market positioning of incumbents, from a total rewards perspective.

Our compensation structure comprises cash‑based elements, including fixed-pay and short‑term incentives, and non‑cash elements such as benefits, including retirement and health‑related benefits. Eligible leaders are also granted long‑term incentives. Executive compensation is aligned with the delivery of long‑term, sustainable value for shareholders and other stakeholders, and accordingly, a significant portion of total compensation is linked to the achievement of short‑term and long‑term corporate and business unit performance objectives.

Over the years, we have implemented various equity‑based incentive programs as part of our overall compensation framework, including an employee stock purchase plan introduced in 1984, employee stock option plans adopted in 1999 and 2000, restricted stock unit plans adopted in 2004, 2005, and 2007, and the Wipro Equity Reward Trust employee stock purchase plan adopted in 2013.

In July 2024, we adopted a new scheme for the grant of employee stock options, PSUs, and/or RSUs to eligible employees of the Company and Wipro Limited group companies.

Share Ownership

The following table sets forth, as of March 31, 2026, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2026. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2026. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option exercise price has been translated into U.S. Dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2026, which was ₹ 93.83 per U.S.$ 1. The share numbers and percentages listed below are based on 10,488,412,458 equity shares outstanding as of March 31, 2026.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (U.S.$)	Date of expiration
Azim H. Premji (1)(2)	7,616,840,898		72.62	—	—	—
Srinivas Pallia (3)(4)#	1,314,512		*	212,674	0.03	May 2028
				394,965	0.03	May 2028
				33,915	0.03	May 2028
				62,984	0.03	May 2028
				393,750	0.03	May 2029
				731,250	0.03	May 2029
Rishad A. Premji (2)	13,537,782	**	*	—	—	—
Patrick Dupuis	—		—	—	—	—
Patrick J. Ennis	—		—	—	—	—
Deepak M. Satwalekar	—		—	—	—	—
Tulsi Naidu	—		—	—	—	—
Päivi Rekonen	—		—	—	—	—
N. S. Kannan	—		—	—	—	—
Aparna C. Iyer (3)(4)	311,306		*	65,590	0.03	May 2028
				65,588	0.03	May 2028
				108,083	0.03	May 2029
				108,083	0.03	May 2029

(1)
Includes 1,886,826,730 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 2,160,297,946 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 2,202,133,582 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 2,711,906 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 680,385,966 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and shareholder, and 463,051,682 shares held by Mr. Azim H. Premji and members of his immediate family. In addition, 27,724,830 shares are held by Azim Premji Philanthropic Initiatives Private Limited, and 193,708,256 shares are held by Prazim Trading And Investment Company Pvt. Ltd. Mr. Azim H. Premji disclaims beneficial ownership of 27,724,830 shares held by Azim Premji Philanthropic Initiatives Private Limited and 680,385,966 shares held by Azim Premji Trust.
(2)
Between June 9 and June 11, 2025, Azim Premji Trust disposed of 382,800,000 equity shares of the Company. Correspondingly, Hasham Traders, Prazim Traders, Prazim Trading and Investment Company Private Limited, and Zash Traders acquired 119,000,000, 119,000,000, 23,800,000, and 121,000,000 equity shares, respectively, pursuant to an inter‑se transfer among promoter group entities.
(3)
The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2026.
(4)
The equity shares underlying options granted include options that will vest based on performance parameters of the Company.

# Includes equity shares and ADSs representing equivalent underlying equity shares, acquired upon exercise of stock options.

* Represents less than 1% of the total equity shares outstanding as of March 31, 2026.

** Equity shares held by Mr. Rishad A. Premji are jointly with his relative and included in shareholding of Mr. Azim H. Premji.

Employee Stock Option Plans

We have various RSUs plans (referred to as “stock option plans”). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Nomination and Remuneration Committee, appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock option plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.

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

The salient features of our stock plans are as follows:

Name of plan	Number of options (1)	Range of exercise prices (1)		Effective date	Termination date	Other remarks
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	174,595,958	U.S.$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	96,595,958	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	67,663,302	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme)	400,000,000	U.S.$ ₹	0.03 2	July 18, 2024	—	Perpetual until the options are available for grant under the plan

(1)
Subject to adjustment for corporate action from time to time.

Please also refer to Note 29 of our Notes to Consolidated Financial Statements.

Wipro Equity Reward Trust (the “WERT”)

We established WERT in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT, which is administered by a Board of Trustees, is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.

Pursuant to the shareholder approval at the shareholder meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs. During the year ended March 31, 2026, no shares were transferred by WERT to eligible employees on exercise of stock options. As of March 31, 2026, WERT held 11,905,480 shares of the Company.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2026, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2026, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 10,488,412,458 equity shares outstanding as of March 31, 2026.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2026	% of Class of Total Shares Outstanding
Azim H. Premji (1)	Equity	7,616,840,898	72.62
Hasham Traders	Equity	1,886,826,730	17.99
Prazim Traders	Equity	2,160,297,946	20.60
Zash Traders	Equity	2,202,133,582	21.00
Azim Premji Trust	Equity	680,385,966	6.49

(1)
Includes shares held by Hasham Traders, Prazim Traders, Zash Traders and Azim Premji Trust as detailed above. Additionally, it also includes 2,711,906 shares held by Hasham Investment and Trading Company Private Limited, 193,708,256 shares held by Prazim Trading And Investment Company Pvt. Ltd., 463,051,682 shares held by Mr. Azim H. Premji and members of his immediate family and 27,724,830 shares held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of shares held by Azim Premji Philanthropic Initiatives Private Limited and Azim Premji Trust.

Our ADSs are listed on the NYSE. Each ADS represents one equity share of par value ₹ 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Exchange Act and, as of March 31, 2026, 2.48% of the Company’s equity shares are held through ADSs by approximately 100,199 holders of record. As of March 31, 2026, approximately 97.52% of the Company’s equity shares are held by 2,603,139 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2026, about 8.41% of the Company’s equity shares were held by these FIIs, NRIs, foreign nationals and FPIs, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report on Form 20-F for the fiscal year ended March 31, 2026:

•
Report of the independent registered public accounting firm;
•
Consolidated Statements of Financial Position as of March 31, 2025 and 2026;
•
Consolidated Statements of Income for the years ended March 31, 2024, 2025 and 2026;
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2024, 2025 and 2026;
•
Consolidated Statements of Changes in Equity for the years ended March 31, 2024, 2025 and 2026;
•
Consolidated Statements of Cash Flows for the years ended March 31, 2024, 2025 and 2026; and
•
Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with IFRS as issued by the IASB.

Export Revenue

For the years ended March 31, 2024, 2025 and 2026, 97.4%, 97.7% and 97.5% of our total segment revenue, respectively, was from export of our products and rendering of services to customers outside of India.

For the years ended March 31, 2024, 2025 and 2026, we generated ₹ 874,459 million, ₹ 870,217 million and ₹ 904,647 million from export against our total segment revenues of ₹ 897,943 million, ₹ 890,916 million and ₹ 928,093 million, respectively.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report on Form 20-F for this information.

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by its board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for the declaration of dividend out of reserves. The Companies (Declaration and Payment of Dividend) Rules, 2014 (the “Dividend Rules”) also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, the board of directors may, subject to certain conditions, declare interim dividend, during any financial year or at any time during the period from closure of financial year until the holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

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

Significant Changes

None.

Item 9. The Offer and Listing

Our equity shares are traded on the BSE and the NSE (together, the “Indian Stock Exchanges”), under the ticker symbols “507685” and “WIPRO”, respectively. Our ADSs, as evidenced by ADRs, are traded in the U.S. on the NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000. JPMorgan Chase Bank, N.A. serves as the depositary with respect to our ADSs pursuant to the Deposit Agreement.

As of March 31, 2026, we had 10,488,412,458 issued and outstanding equity shares. As of March 31, 2026, there were approximately 100,199 record holders of ADRs evidencing 259,686,662 equivalent ADSs equity shares. As of March 31, 2026, there were 2,603,140 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

In June 2021, Wipro IT Services, LLC, a wholly owned step-down subsidiary of the Company, issued USD-denominated, senior unsecured notes for an aggregate principal amount of US$ 750 million (“Notes”). The Notes are listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”), which is regulated by the Singapore Stock Exchange.

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

The Company was originally registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. The MCA introduces amendments, from time to time, through circulars, notifications and other methods, effecting modifications to or changes in the Companies Act, 2013.

Share Capital

Not applicable.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Memorandum of Association (“MoA”), Articles of Association (“AoA”) and the Companies Act, 2013, all as currently in effect. We are registered with the MCA under the Corporate Identification Number L32102KA1945PLC020800. The following description does not purport to be complete and is qualified in its entirety by the Memorandum of Association, as amended, included as an exhibit to the Form 6-K filed with the SEC on February 28, 2019, as further amended pursuant to the scheme of amalgamation and merger included as an exhibit to the Form 6-K filed with the SEC on November 9, 2023, and the Articles of Association, as amended, included as an exhibit to the Form 6-K filed with the SEC on July 18, 2019. The MoA and AoA of the Company are available at www.wipro.com.

The Company is organized under the laws of India and operates in accordance with its MoA and AoA, which together set out the Company’s objects, powers, share capital structure, governance framework and internal management processes.

The MoA defines, inter alia, the Company’s name, registered office, objects and scope of activities, the liability of its members and the authorized share capital. The objects clause permits the Company to carry on the business activities set out therein and to undertake all such acts and actions as are incidental or ancillary to the attainment of those objectives, subject to applicable law.

The AoA governs the internal management of the Company and sets out the rights and obligations of its shareholders, the issuance and transfer of shares (including any restrictions thereon), dividend declarations, variation of rights, and procedures relating to general meetings. The AoA also prescribes provisions relating to the composition, appointment, powers and proceedings of the Board and committees thereof, including matters relating to quorum, voting, delegation of authority and appointment and removal of directors, consistent with the applicable provisions of law.

Both the MoA and AoA contain provisions enabling the Company to raise capital, borrow funds, create security interests, enter into contracts, and undertake corporate actions, subject to applicable statutory and regulatory requirements. The Company may amend its MoA and AoA from time to time in accordance with the Companies Act, 2013 and other applicable laws, subject to requisite shareholder and regulatory approvals.

Our AoA provides that the minimum number of directors shall be 4 and the maximum number of directors shall be 15. Under the Companies Act, 2013, one-third of the total directors, except independent directors, must retire by rotation from office at each annual general meeting of the shareholders (“AGM”). However, no independent director can hold office for more than two consecutive terms of 5 years each. An independent director is eligible for re-appointment for a second term of 5 years upon passing of a special resolution by the shareholders and such other compliances as may be specified. The Chairman of our Board is not subject to retirement by rotation. Our AoA provide that at least two-thirds of the remaining directors shall be subject to retirement by rotation. Our AoA do not mandate the retirement of our directors under an age limit requirement. Our AoA do not require our Board members to be shareholders in our Company.

Our AoA provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors is fixed by the Nomination and Remuneration Committee of the Board of Directors and then approved by our Board of Directors and our shareholders in accordance with the provisions of the Companies Act, 2013, and the rules and regulations made thereunder.

Objects and Purposes of Our Memorandum of Association

The following is a summary of our existing objectives as set forth in Section 3 of our MoA:

•
To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, e-Services, including all types of Internet-based and Web-enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services such as billing services, processing services, database services, data entry business marketing services, business information and management services, training and consultancy services to businesses, organizations, firms, corporations, trusts, local bodies, states, governments and other entities; establishing and operating service processing centers for providing services for back office and processing requirements, marketing, sales and credit collection services for companies engaged in the business of remote processing and IT-enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image or letters using dedicated international private lines to handle business process management, remote help desk management; and remote management.
•
To carry on business in India and elsewhere as a manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factor, agent, hirer and dealer of computer hardware and software and any related aspects thereof.

Borrowing Power Exercisable by the Directors

The Board of Directors has the authority to borrow funds up to an aggregate limit of the Company’s paid-up capital, free reserves and securities premium and borrowings beyond this limit will require the approval of the shareholders of the Company.

Number of Shares Required for Director’s Qualification

Directors are not required to hold shares in the Company as a pre-requisite to serving on our Board of Directors.

Dividends, Bonus Shares and Buyback of Equity Shares

Dividends

Under the Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our AoA, although the shareholders may, at the AGM of the shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid-up value of their shares within 30 days of the approval by the shareholders at the AGM. Pursuant to our AoA, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. An interim dividend is to be paid to the shareholders within 30 days from date of declaration by the Board of Directors. Under the Companies Act, 2013, read with the SEBI Listing Regulations, dividends can only be paid in cash to the registered shareholder as at a record date fixed for this purpose or to his order or his banker’s order.

During fiscal year 2026, we declared interim dividends of ₹5 and ₹6 per equity share. The Board recommended the adoption of the aggregate interim dividend of ₹11 per equity share as the final dividend for the year ended March 31, 2026. Thus, the total dividend for the year ended March 31, 2026 was ₹11 per equity share.

The Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended from time to time (“IEPF Rules”), provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the MCA after the stipulated time. The Companies Act, 2013 further stipulates that the underlying shares with respect to those dividends shall also be transferred to the IEPF. Accordingly, during the year ended March 31, 2026, the Company has transferred a total amount of ₹3.50 million (U.S.$ 0.04 million) and 153,511 equity shares to the IEPF.

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

During the year ended March 31, 2026, the Company did not issue any bonus shares to its shareholders.

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

During the year ended March 31, 2026, the Company did not buyback any equity shares from its shareholders.

In the recently concluded Board meeting on 16th April, 2026, the Company's Board of Directors approved the buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 (U.S.$ 0.02*) each (being 5.7% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 (U.S.$ 2.71*) per equity share for an aggregate amount not exceeding ₹ 150,000 million (U.S.$ 1,626* million), in accordance with the provisions contained in the SEBI (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. This proposal was approved by the shareholders of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

*Based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on April 8, 2026, which was ₹ 92.25 per U.S.$ 1

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders whose names appear on the register of members as on the relevant record date are entitled to receive the split or combined shares. The Board of Directors is empowered, subject to the applicable provisions of the Companies Act, 2013 and the AoA, to increase, reduce, consolidate or sub-divide the share capital of the Company. The Board of Directors is also authorized to divide the share capital into several classes of shares and to attach thereto such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by, or in accordance with, the AoA. Further, where the share capital of the Company is divided into different classes of shares, the Board of Directors has the authority, in such manner as may be permitted by the Companies Act, 2013, the AoA or the terms of issue, to vary, modify, affect, extend, abrogate or surrender any such rights, privileges or conditions, but not otherwise. The Company did not undertake any consolidation or sub-division of its shares during the year ended March 31, 2026.

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

Liquidation Rights

Subject to the rights of creditors, employees and the holders of any preference shares are entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up and the holders of equity shares are entitled to be repaid in proportion to the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets remaining after payments to the holders of any preference shares at the commencement of winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

Preference Shares

Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect their rights i.e., any resolution for the winding up of the Company or for the repayment or reduction of its equity or preference share capital, etc. However, holders of preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. As at March 31, 2026, we had no preference shares issued and/or outstanding.

Redemption of Equity Shares

Under the Companies Act, 2013, unlike preference shares, equity shares are not redeemable.

Sinking Fund Provisions

Not applicable.

Liability to Further Capital Calls by the Company

Not applicable.

Discriminatory Provisions in Articles

There are no provisions in our AoA discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Companies Act, 2013, the rights of any class of shareholders can be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation are contained in the MoA or AoA, or in the absence of any such provision in the MoA or AoA, if such variation is not prohibited by the terms of issue of the shares of that class.

Under the Companies Act, 2013, the AoA may be altered by holders of equity shares only by way of a special resolution.

Meeting of Shareholders

We must convene an AGM within six months after the end of each fiscal year ending on March 31, or within 15 months of the previous AGM, whichever is earlier, and may convene an extraordinary general meeting of equity shareholders as and when necessary or at the request of a shareholder(s) holding at least 10% of our paid up capital carrying voting rights. As per the provisions of the SEBI Listing Regulations, the top 100 listed entities in India, ranked by market capitalization which is determined as on March 31 of each financial year, must hold an AGM within five months from the end of such financial year and provide a one-way live webcast of the proceedings of the AGM. Our AGM is generally convened on a date and time as decided by our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 clear days in advance of AGM, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, to all the shareholders as of a specified record date. Shareholders who are registered as shareholders on a pre-determined date are entitled to receive such notice and to attend and vote either by themselves or through their proxies (in case of individual shareholders only). The AGM must be held at our registered office or at such other place within the same city in which the registered office is located. Meetings other than the AGM may be held at any other place within India, if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an AGM is the presence of at least thirty shareholders in person. Additionally, shareholder consent for certain items or special business is required to be obtained by way of a postal ballot through remote e-voting process. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Management and Administration) Rules, 2014. However, any item of business required to be transacted by way of a postal ballot may also be transacted at a general meeting of the company which is required to provide facility to shareholders to vote by electronic means in a general meeting. The Companies Act, 2013 and the SEBI Listing Regulations provide for electronic voting in shareholders’ meetings for all listed companies. Shareholders will be able to vote electronically based on the user ID and password provided to them by their respective depositories or depository participants. Accordingly, we may choose to transact such items either through postal ballot or at a general meeting.

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
Wipro VLSI Design Services India Private Limited.

The Hon’ble National Company Law Tribunal (the “NCLT”), Bengaluru Bench, vide its order dated June 6, 2025, approved the scheme of amalgamation as aforesaid. The Appointed Date of the Scheme is April 1, 2025. The Company received intimation of the said order on June 11, 2025.

Audit and Annual Report

At least twenty-one clear days before the AGM (excluding the days of mailing and date of the meeting), we are required to distribute to our shareholders audited annual financial statements including consolidated financial statements and the related reports of our Board of Directors and the auditors, together with a notice convening the AGM. The SEBI permits distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements. Under the Companies Act, 2013, a company must file its financial statements, including the balance sheet and annual statement of profit and loss account and consolidated financial statements presented to the shareholders within 30 days of the conclusion of the AGM.

After the global COVID-19 pandemic, SEBI permitted listed companies to send copies of its financial statements (including the Board’s report and auditor’s report) and other documents required to be attached therewith, only by email to shareholders.

A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the AGM.

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

On receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before the specified record date.

The Depositary will make all reasonable efforts, and subject to the provisions of Indian law, our Memorandum and AoA, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders holding equity shares in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and of our shareholders holding equity shares in physical form through our registrar and share transfer agents i.e., KFin Technologies Limited. For the purpose of determining the shareholders entitled to annual dividends, if any, a record date or date of closure of transfer books is determined prior to the AGM of the shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed, inter alia, for the following purposes: the declaration of dividends, issuances of rights shares to equity holders or bonus issues, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buybacks. The SEBI Listing Regulations require us to give at least three working days’ prior notice to the stock exchanges before such record date, excluding the date of intimation and the record date. Additionally, the SEBI Listing Regulations prescribe that the Company shall ensure the time gap of at least five working days between two record dates.

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

The equity shares of a public company are freely transferable, subject to the provisions of Sections 56 and 58 of the Companies Act, 2013.

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

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires, inter alia, beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial ownership. Section 90 of the Companies Act, 2013 requires, inter alia, a significant beneficial owner (as defined therein) to submit necessary declarations to the company regarding the details of ownership interests held in that company. Further, every company shall take necessary steps to identify an individual who is a significant beneficial owner in relation to the company and require such individual to comply with the applicable provisions. Detailed guidelines with regard to declaration and filing of beneficial ownership details have been prescribed under the Companies (Significant Beneficial Owners) Rules, 2018 and Companies (Management and Administration) Rules, 2014, as amended from time to time.

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

Similarly, changes to paid-up equity share capital can be brought about through right issues, bonus issues, allotment of shares exercised under ESOPs, buyback of shares, or other corporate actions.

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

Compliance requirement relaxations by MCA during the year ended March 31, 2026

During the year, the MCA introduced certain relaxations and amendments to the compliance framework under the Companies Act, 2013. Pursuant to its General Circular dated September 22, 2025, the MCA permitted companies to continue conducting AGMs through video conferencing (“VC”) or other audio‑visual means (“OAVM”) until further orders, in accordance with the framework prescribed under earlier MCA circulars.

The MCA also clarified that companies may continue to convene Extraordinary General Meetings (“EGMs”) through VC/OAVM or transact items by way of postal ballot, subject to compliance with the prescribed conditions. It was expressly clarified that these relaxations do not extend the statutory timelines for holding AGMs under the Companies Act, 2013, and companies continue to remain liable for any non‑compliance with the applicable timelines.

MCA amendments during the year ended March 31, 2026

The key amendments introduced during the year are summarized below:

i.
In September 2025, the MCA amended the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016. The amendment, notified on September 8, 2025, expands the categories of companies and schemes eligible for the fast‑track merger process and revises certain procedural requirements. This amendment reflects the intent to reduce the burden on the NCLT and enable faster corporate restructurings.
ii.
Pursuant to a notification dated December 1, 2025, the MCA amended the Companies (Specification of Definition Details) Rules, 2014. Under this amendment, a company is classified as a “small company” if its paid‑up share capital does not exceed ₹10 crore and its turnover does not exceed ₹100 crore, in line with Section 2(85) of the Companies Act, 2013. This change increases the eligibility limits for small companies and allows a larger number of entities to avail statutory exemptions and reduced compliance requirements under the Companies Act, 2013.

Corporate Social Responsibility

The Companies Act, 2013, read with the Companies (Corporate Social Responsibility Policy) Rules, 2014 (the “CSR Rules”), requires that companies meet certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of the company’s average profits, before taxes for the previous three fiscal years, on certain identified areas of CSR. This requirement became effective April 1, 2014. We have complied with this requirement, and a detailed report on CSR will form part of the Annual Report of the Company for fiscal year 2026.

Wipro’s Board-approved CSR policy is available on the corporate governance section of the Company’s website at www.wipro.com.

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

Related Party Transactions – Companies Act, 2013 perspective

Pursuant to Section 188 of the Companies Act, 2013, certain related party transactions require approval of a company’s board of directors, as well as the approval of its shareholders if they exceed certain prescribed threshold limits. However, these requirements will not apply if the related party transactions are in the ordinary course of business and at arm’s length. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. In case of transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the AGM for approval, no prior approval of Board and Shareholders will be required, provided such transactions are in the ordinary course of business and at an arm’s length basis. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering into such contracts and arrangements.

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

During the year ended March 31, 2026, SEBI introduced the following amendments to the SEBI Listing Regulations:

i.
SEBI, vide its circular dated April 1, 2025, clarified the interpretation of the term “level” used in Regulation 6(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in relation to the positioning of the Compliance Officer. It was reiterated that the Compliance Officer must be a whole‑time employee of the listed entity, designated as Key Managerial Personnel, and positioned not more than one level below the Board of Directors. In this regard, “one level below the Board” refers to one level below the Managing Director or Whole‑time Director(s) who are part of the Board. In cases where the listed entity does not have a Managing Director or Whole‑time Director, the Compliance Officer is required to be positioned not more than one level below the Chief Executive Officer, Manager, or any individual heading the day‑to‑day affairs of the entity, thereby providing clarity and uniformity on the seniority and organizational placement of the Compliance Officer.
ii.
SEBI, vide its circular dated June 26, 2025, issued revised Industry Standards outlining the minimum information to be shared with the Audit Committee and shareholders while seeking approval for related party transactions, in line with Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The revised standards are aimed at ensuring that information provided for such approvals is clear, consistent and sufficient to enable informed decision‑making. The updated framework replaces the earlier disclosure requirements and seeks to improve transparency, uniformity and overall governance in the approval of related party transactions.
iii.
SEBI, vide its circular dated October 13, 2025, provided a calibrated relaxation in the information required to be placed before the Audit Committee and shareholders for approval of related party transactions, with the objective of reducing compliance burden while maintaining adequate governance safeguards. Under the revised approach, disclosure requirements are linked to the value of the transaction, higher‑value transactions continue to require detailed disclosures, while lower‑value transactions are subject to simplified or minimum information requirements, and very small transactions are exempted altogether. This proportionate framework is intended to ease procedural requirements for routine transactions and enable more efficient approvals, without compromising transparency and shareholder protection.

Related Party Transactions – SEBI Listing Regulations perspective

Under the SEBI Listing Regulations, related party transactions are covered under various Regulations and Schedules. These are as follows:

•
Regulation 2(1)(zb) of the SEBI Listing Regulations– Definition of Related Party;
•
Regulation 2(1)(zc) of the SEBI Listing Regulations– Definition of Related Party Transactions; and
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

SEBI, vide its notification dated November 18, 2025, amended the rules governing related party transactions with the intention of making the approval and disclosure framework more balanced, transparent and practical. One of the key changes is the replacement of the earlier single materiality threshold with a turnover‑linked, slab‑based approach as set out in the table below. Under this revised system, the threshold for identifying important or “material” transactions now varies based on the size of the listed entity, with an overall monetary cap, ensuring that larger companies are subject to proportionate scrutiny while avoiding an excessive compliance burden on smaller entities. The revised framework provides for the following:

Annual Consolidated Turnover of Listed Entity	Materiality Threshold for RPTs
Up to ₹20,000 crore	10% of annual consolidated turnover
More than ₹20,000 crore and up to ₹40,000 crore	₹2,000 crore plus 5% of the turnover exceeding ₹20,000 crore
More than ₹40,000 crore	₹3,000 crore plus 2.5% of the turnover exceeding ₹40,000 crore, subject to an overall cap of ₹5,000 crore

The amendments also strengthen oversight over transactions carried out through subsidiaries. Where a listed company is not directly a party to a transaction undertaken by its subsidiary, prior approval is required beyond specified limits, and additional clarity has been provided on how thresholds should be assessed where a subsidiary does not yet have sufficient audited financial history. Further, SEBI has clarified the validity period of shareholder omnibus approvals for material related party transactions and expressly stated that references to a holding company apply only in the context of a listed holding company.

In addition, certain procedural and disclosure‑related relaxations have been introduced. These include flexibility in how annual report disclosures may be made, revised timelines for submission of reports to stock exchanges and debenture trustees, and simplified modes of communication with non‑convertible debenture holders through electronic means instead of physical dispatch. Overall, these changes seek to improve clarity, oversight and transparency around related party transactions, while adopting a more risk‑based approach that supports efficient business operations.

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

Takeover Code

The Takeover Code is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of 5% or more of equity shares or voting rights, either directly or indirectly, and every change of 2% thereafter (upward or downward) of the outstanding shares or voting rights of a publicly listed Indian company, the shareholder is required to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed. An ADS holder would be subject to these notification requirements.

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

SEBI (Buy-Back of Securities) Regulations, 2018

In September 2018, the new SEBI (Buy-back of Securities) Regulations, 2018 (“Buy-back Regulations”) were approved and made effective. This was introduced with an aim to simplify the language, remove redundant provisions and inconsistencies, update for references to the Companies Act, 2013 and other new SEBI regulations and incorporate information from relevant circulars, frequently asked questions and previously provided informal guidance with respect to Buyback of securities by listed entities.

Enabling T+2 trading of Bonus shares where T is the record date

As a part of the continuing endeavor to streamline the process of the bonus issue of equity shares, it was decided by SEBI to reduce the time taken for credit of bonus shares and trading of such shares, from the record date of the bonus issue. In light of this change, the shares allotted pursuant to the bonus issue will now be available for trading on the next working date of the allotment of shares.

Foreign Direct Investment (“FDI”)

Framework of Foreign investment in India is regulated by Foreign Direct Investment Policy designed and managed by Ministry of Commerce and Industry, Central Government. The transactions involving FDI are regulated by the Foreign Exchange Management Act, 1999 (FEMA) and the rules and regulations issued thereunder. FEMA governs foreign exchange transactions and requires certain transactions to be undertaken only with general or specific approval of the Reserve Bank of India (RBI) or the Government of India (GoI), as applicable.

In October 2019, the Ministry of Finance notified the Foreign Exchange Management (Non‑Debt Instruments) Rules, 2019 (NDI Rules), replacing the earlier FEMA regulations relating to the issue and transfer of securities and immovable property. The NDI Rules govern foreign investments into India, including foreign direct investment by persons resident outside India. Correspondingly, the RBI notified the Foreign Exchange Management (Debt Instruments) Regulations, 2019 and the Foreign Exchange Management (Mode of Payment and Reporting of Non‑Debt Instruments) Regulations, 2019, which set out the applicable payment and reporting requirements. These changes were intended to simplify the foreign investment framework, vest regulatory oversight of non‑debt instruments with the Central Government and retain RBI’s jurisdiction over debt instruments.

Under the automatic route, Indian companies (other than those operating in restricted sectors) may issue shares and certain other capital instruments to persons resident outside India without prior RBI approval, subject to prescribed conditions. General permission is also available for transfers of shares and other permitted capital instruments between residents and non‑residents, including transfers by way of gift and sales on recognized stock exchanges, subject to applicable conditions.

In April 2020, the GoI amended the FDI policy to require prior government approval for investments, made directly or indirectly, from entities or beneficial owners based in countries sharing a land border with India. This requirement also applies to transfers that result in such beneficial ownership.

The responsibility for compliance with foreign investment limits rests with the investee company. In this regard, SEBI, in consultation with the RBI, has implemented a system for monitoring foreign investment limits in listed companies. Most sectors in India allow foreign investment without prior approval, subject to sectoral caps and conditions. Foreign investment of up to 100% is permitted in the IT industry. Investments through American Depositary Shares are treated as foreign direct investment.

Remittances by persons resident in India are governed by the Liberalized Remittance Scheme (LRS) issued by the RBI, under which an individual may remit up to U.S.$ 250,000 per financial year for permitted current or capital account transactions or a combination thereof.

In January 2025, the RBI amended the rules relating to the mode of payment, remittance of sale proceeds and timelines for transactions involving non‑debt capital instruments. These amendments standardized payment modes clarified timelines (including issuance of equity instruments within 60 days of receipt of funds) and reaffirmed flexibility for repatriation of sale or disinvestment proceeds, subject to applicable taxes.

Overall, the regulatory framework aims to facilitate cross‑border investments while ensuring effective oversight and compliance.

Export of Goods and Services

i.
Vide its notification dated November 13, 2025, RBI provided regulatory relief by extending the time allowed for realization of export proceeds from 9 months to 15 months for eligible categories of exports. In addition, the time period available to RBI and authorized dealer banks to initiate regulatory action has been extended from 1 year to 3 years, thereby providing greater operational flexibility to exporters and banks.
ii.
Vide its notification dated January 13, 2026, RBI issued new regulations governing exports and imports of goods and services, replacing the earlier export‑related regulations, with effect from October 1, 2026. The revised framework brings exports and imports under a single, unified set of rules, standardizes the realization and repatriation timeline at 15 months (18 months where invoiced or settled in Indian Rupees), and introduces clearer provisions covering set‑off of receivables, third‑party payments and merchanting trade. The framework also strengthens the role of authorized banks in monitoring and reinforces digital reporting mechanisms, while supporting invoicing and settlement in Indian Rupees, with the overall objective of simplifying compliance and facilitating ease of doing business.

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

Investments by NRIs

A range of facilities is available to individuals of Indian nationality or origin residing outside India for making investments in shares and other securities of Indian companies. NRIs and OCIs are permitted to make portfolio investments and certain other investments under routes that are distinct from, and in some cases more liberal than, those available to other foreign investors.

Under the applicable foreign exchange regulations, an individual NRI or OCI is permitted to hold up to 5% of the paid‑up equity share capital of a company, and the aggregate holding of all NRIs and OCIs in a company is capped at 10% of the paid‑up equity share capital, which may be increased to 24% pursuant to a special resolution passed by the shareholders of the company.

NRIs and OCIs resident outside India are also permitted to invest, on a non‑repatriation basis, in specified capital instruments issued by Indian companies, capital of Indian limited liability partnerships and convertible notes issued by Indian startup companies. In addition, NRIs and OCIs may contribute to the capital of a firm or a proprietary concern in India on a non‑repatriation basis, subject to prescribed conditions.

Investments made by NRIs or OCIs on a non‑repatriation basis are deemed to be domestic investments, at par with investments made by persons resident in India. A company, trust or partnership firm incorporated outside India and owned and controlled by NRIs is also permitted to invest in India with the same dispensation as available to NRIs under the applicable FDI policy

The Reserve Bank of India no longer recognizes OCBs as an eligible class of investors, and OCBs are not permitted to make fresh investments in India under the foreign exchange regulations.

Investments by Foreign Portfolio Investors

SEBI introduced Foreign Portfolio Investors Regulations 2014 (the “FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. FPI Regulations restrict purchases of equity shares of each company by a single FPI or an investor group to below 10% of the total paid up equity capital of the company on a fully diluted basis.

The individual investment limits for the Foreign Portfolio Investors (“FPIs”) shall be below 10% of the total paid-up equity capital on a fully diluted basis. Effective from April 1, 2020, the aggregate limit for investments by FPIs would be the sectoral cap applicable to such Indian company.

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

Taxation

The following summary is based on the provisions of the Indian Income-tax Act, 1961 (the “1961 Act”), including the special tax regime contained in Sections 115AC and 115ACA of the 1961 Act, read with the Depository Receipts Scheme, 2014 (the “2014 Scheme”).

The 1961 Act has been replaced by the Income-tax Act, 2025 (the “2025 Act”), which has come into force with effect from April 1, 2026. Accordingly, the tax consequences described herein may, for subsequent periods, be governed by the provisions of the 2025 Act, including Section 209 and Section 193 thereof, which correspond to Sections 115AC and 115ACA of the 1961 Act.

The 2025 Act is subject to amendments from time to time through Finance Act of the relevant year. Consequently, the tax consequences described in this summary may be amended or changed by future amendments to the Income tax Act.

We believe this information is materially complete as of the date hereof, however, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

Residence: For purposes of the Income-tax Act, 1961 and the Income-tax Act, 2025 (collectively, “The Income-tax Act”) an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•
a period or periods amounting to 182 days or more; or
•
60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more.

Effective April 1, 2021, an Indian citizen who is not liable to tax in any other country or territory shall be deemed to be resident in India subject to fulfillment of certain conditions.

The period of 60 days referred to above shall be read as 182 days (i) in the case of a citizen of India who leaves India in a fiscal year for the purposes of employment outside of India or (ii) in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more. Effective April 1, 2021, for a citizen of India or a person of Indian origin visiting India, the period of 60 days or more is extended to 120 days or more, subject to fulfillment of certain conditions.

A company is a resident of India if it is incorporated in India or its place of effective management is in India during the year.

Taxation of Distributions: Effective April 1, 2020, the dividend distribution tax has been abolished. This has reduced the tax burden on companies and the burden of tax payment is in the hands of the shareholder at the shareholder’s applicable rate of tax. Consequently, companies are liable to deduct tax at the source on dividends distributed to shareholders, both resident and non-resident, if the dividend is distributed beyond a certain threshold or due to non-submission of certain documents by the shareholder. Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to tax under the Income-tax Act.

Taxation of Capital Gains: The following is a brief summary of capital gains taxation of non-resident and resident holders in respect of the sales of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in Sections 45, 47(vii)(a), 115AC and 115ACA, of the 1961 Act and Sections 67, 70(1)(f), 209 and 193 of the 2025 Act in conjunction with the 2014 Scheme. The Finance Act, 2024 has rationalized and simplified the provisions of the capital gains taxation by changing the holding period and tax rates of the various instruments. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than 24 months and 12 months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of 24 months or less and 12 months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•
Gains from a sale of ADSs outside India, by a non-resident to another non-resident are generally not taxable in India.
•
With effect from July 23, 2024, long-term capital gains realized by a resident holder from the transfer of the ADSs will be subject to tax at the rate of 12.5%. Short-term capital gains on such a transfer as per the provisions of the Income-tax Act will be taxed at graduated rates with a maximum of 30%.
•
With effect from July 23, 2024, long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 12.5%.
•
Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax for sale executed before March 31, 2018 and the short-term capital gains on such sale will be taxed at 20% (effective from July 23, 2024). An additional tax called “Securities Transaction Tax”, or “STT” (as defined and described in further detail below) will be levied at the time of settlement. The Finance Act 2018 introduced a section “112A” effective April 01, 2018—Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of ₹ 125,000 (effective from July 23, 2024 for financial year 2024-25 and onwards). However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018). Section 198 of the 2025 Act corresponds to section 112A of the 1961 Act.

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

•
In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range (in ₹)	Surcharge rate for FY 2025-26
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 25% 37% under old tax regime and 25% under new tax regime
Firms/Local Authority	0-10 million Above 10 million	Nil 12%
Co-operative Society	0-10 million 10 million – 100 million Above 100 million	Nil 7% 12%
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12% (rate is 10% for Companies opting for section 115BAA)
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%

Note: Surcharge is capped at 15% cap for capital gains u/s 111A/112/112A of the 1961 Act and 196/197/198 of the 2025 Act.

•
The above rates may be reduced in accordance with the applicable tax treaty in the case of non-residents, subject to satisfaction of relevant conditions. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In the case of employees who receive shares allotted as part of a company’s stock option plan, the purchase price shall be the fair market value which has been taken into account for the purpose of computing the perquisite on salaries. In 1992, the government allowed established Indian companies to issue FCCB. Effective April 2008, the conversion of FCCBs into shares or debentures of any company shall not be treated as a ‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired.
•
Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) read with Section 115AD of the 1961 Act and corresponding provisions of the 2025 Act, no withholding tax is required to be deducted in respect of capital gains arising to Foreign Institutional Investors on the transfer of securities as defined therein.

The value of shares/securities allotted under any employee stock option plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee, with a maximum of 42.74% under old tax regime and 39% under new tax regime on the perquisite value, subject to the prevailing tax rate slab. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

According to the 2014 Scheme, a non-resident holder’s holding period for the purposes of determining the applicable capital gains tax rate under the 1961 Act, in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. For purposes of determining the holding period for a resident employee, the holding period starts from the date of allotment of such assets. Capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax as per the domestic income tax law. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 35% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge levied and an additional surcharge called “Health and Education Cess” of 4% in addition to the above tax and surcharge will be levied (Refer to table above for surcharge rates).

As per Section 55(2) of the 1961 Act and corresponding section of the 2025 Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

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

Taxable securities transaction (effective April 1, 2026)	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity-oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Taxable securities transaction (effective April 1, 2026)	Rate	Payable by
Sale of an equity share in a company or a unit of an equity-oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

Sale of an option in securities	0.15%	Seller

Sale of an option in securities, where option is exercised	0.15%	Purchaser

Sale of a futures in securities	0.05%	Seller

Sale of a unit of an equity-oriented fund to the Mutual Fund.	0.001%	Seller
Sale or surrender or redemption of a unit of an equity oriented fund to an Insurance company, on maturity or partial withdrawal, with respect to unit linked insurance policy issued by such insurance company on or after the first day of February 2021	0.001%	Seller
Sale of unlisted shares under an offer for sale referred to in Sec. 97(13)(aa) and Sec. 97(13)(ab)	0.2%	Seller

Goods and Service Tax: Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

Buyback of Securities: From October 1, 2024, to March 31, 2026, buyback proceeds are fully taxed as deemed dividends at the shareholder's applicable slab rates. The cost of acquisition of such shares bought back is considered a capital loss for shareholders. This loss can be offset against other capital gains or can be carried forward for up to eight subsequent financial years. Effective April 1, 2026, the taxation framework below is applicable:

Aspect	Details
Tax Incidence	The tax is now payable by the shareholders on the gains made from the buyback, not by the Company
Nature of Income	The income is treated as capital gains in the hands of shareholders
Computation of Gains	Capital gains are calculated as the difference between the buyback price offered by the company and the shareholder’s original cost of acquiring the shares
Applicable Tax Rate

Long-Term Capital Gains (LTCG): For shares held over 12 months, taxed at 12.5% above ₹1.25 lakh

Short-Term Capital Gains (STCG): For shares held ≤ 12 months, taxed at 20%

Promoter specific taxation: Corporate promoters 22% and non-corporate promoters 30%

Stamp Duty and Transfer Tax: A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder will be subject to Indian stamp duty at the rate of 0.015% of the market value of the equity shares on the trade date. Under the post-amendment framework (effective 1 July 2020), stamp duty on physical form transfers is payable by the transferor (seller); for exchange-based dematerialized transfers, it is payable by the buyer. Shares of listed companies must be traded in dematerialized form.

As per the Finance Act, 2019, stamp duty is chargeable on the transfer of shares in dematerialized form. The rate shall be 0.015% of the total market value of the shares in case the transfer is made on a delivery basis, and 0.003% in case the transfer is made on a non-delivery basis. This provision is applicable from July 1, 2020.

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

Minimum Alternative Tax: From April 1, 2012 onwards, income arising out of any business carried on in a SEZ as a developer or unit along with regular income is subject to MAT. Any tax paid under MAT in excess of tax computed under normal provisions, will be eligible for adjustment against regular income tax liability computed under the 1961 Act for the following fifteen years as MAT credit. The rate of tax under MAT provisions is 15% (plus applicable Surcharge and Health and Education Cess).

Pursuant to Finance Act, 2026, with effect from April 1, 2026, the rate of MAT has been reduced to 14% (plus applicable surcharge and Health and Education cess). Further, there shall not be any further accumulation of MAT credit for the financial years commencing on or after April 1, 2026. Accordingly, such MAT liability will represent a final tax cost for the relevant year, without the possibility of future adjustment against tax payable under the normal provisions of the Income-tax Act. This marks a shift from the erstwhile regime, where MAT credit could be carried forward and utilized over a specified period. However, MAT credit accumulated up to March 31, 2026, may continue to be carried forward and utilized (if tax is paid under the concessional tax rate), subject to prescribed conditions.

In the financial year ended March 31, 2020, the GoI amended the 1961 Act, through The Taxation Laws (Amendment) Act, 2019, providing an option to pay a concessional rate of tax of 22% (plus surcharge and cess) by foregoing all the deductions available under Chapter VI-A and other profit-linked deductions as prescribed in the 1961 Act. This option, once exercised, is irrevocable.

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

Impact of OECD Pillar 1 and Pillar 2 recommendation: Notably, in July and October 2021, the OECD/G20 Inclusive Framework set out the general rules for redefined jurisdictional taxation rights and a global minimum tax. In December 2022, the EU member states voted unanimously to adopt a directive implementing the Pillar 2 (global minimum tax) rules, giving member states until December 31, 2023 to implement the directive into national legislation. Majority of the EU states have implemented this directive. India is one of the 137 jurisdictions that has agreed, in principle, to the adoption of the global minimum tax rate. The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2026.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Material U.S. Federal Income Tax Consequences

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

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Convention”) with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership or an owner in a pass-through entity holding equity shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws (including estate tax laws). In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, pension plans, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. Dollar, persons who are subject to special tax accounting rules under Section 451(b) of the Code, holders of 10% or more, by voting power or value, of the shares of the Company, persons that are controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S federal income tax. This summary is based on the Code, U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs: For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback: An exchange of equity shares for cash by a U.S. holder pursuant to the buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the equity shares or as receiving a distribution from the Company.

Under Section 302 of the Code, a tendering U.S. holder will recognize gain or loss on the exchange of equity shares for cash if the exchange:

•
results in a “complete termination” of the holder’s interest in the Company;
•
results in a “substantially disproportionate” redemption with respect to such U.S. holder; or
•
is “not essentially equivalent to a dividend” with respect to the U.S. holder.

The receipt of cash by a U.S. holder in the exchange of equity shares will be deemed to result in a “complete termination” of the holder’s interest in the Company if either (i) all the shares actually and constructively owned by the holder (including shares which he or she has the right to acquire by exercise of an option) are sold pursuant to the Buyback and such holder does not thereafter own any shares of the Company either actually or constructively or (ii) all the equity shares actually owned by a holder are sold pursuant to the

Buyback, the holder is eligible to waive and effectively waives constructive ownership of shares owned by family members under procedures described in Section 302 of the Code, and the holder does not actually or constructively own any other shares of the Company (after giving effect to such waiver of family attribution). Any holder intending to waive family attribution for purposes of satisfying the requirement set forth in the preceding clause (ii) should consult with his or her own tax advisor.

An exchange of equity shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote.

If an exchange of equity shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of equity shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the Company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.”

In applying the Section 302 tests, each U.S. holder must take into account equity shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any equity shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and equity shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others. If a U.S. holder is treated under the Section 302 tests as recognizing gain or loss for U.S. federal income tax purposes from the disposition of equity shares for cash, then the treatment described under “Sale or Exchange of Equity Shares or ADS” below shall apply. If a U.S. holder is not treated under the Section 302 tests (discussed above) as recognizing gain or loss on a disposition of equity shares for cash, such U.S. holder will be treated as having received a distribution from the Company, the treatment described under “Dividends” shall apply. Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances.

Dividends: The gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction (“DRD”) generally allowed to corporate U.S. holders. 10% corporate U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our company exceeds the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

Subject to certain conditions and limitations, including the passive foreign investment company rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if certain holding period requirements are met and we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes.

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

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the U.S. foreign tax credit allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD. If dividends are paid in Indian Rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. Dollar value of the payments made in Indian Rupees, determined at a spot exchange rate between Indian Rupees and U.S. Dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. Dollars will be treated as U.S. source ordinary income or loss.

Sale or Exchange of Equity Shares or ADSs: A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. The deductibility of capital losses is subject to various limitations. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to tax in India, including withholding tax. See the discussion under “Indian Taxation” above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2026. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR EQUITY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. JURISDICTION, AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk of loss of future earnings to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.

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

Components of Market Risk

Foreign currency risk

We operate internationally and a major portion of our business is transacted in several currencies. Consequently, we are exposed to foreign exchange risk through receiving payment for sales and services in the U.S. and elsewhere, and we make purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of our revenue is in the U.S. Dollars, Pound Sterling, Euro, Indian Rupees, Australian Dollars and Canadian Dollars while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect our results of operations.

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

As of March 31, 2026, a ₹ 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately ₹ 2,756 million (including consolidated statement of income of ₹ 683 million and other comprehensive income of ₹ 2,073 million) decrease in the fair value, and a ₹ 1 decrease would result in an approximately ₹ 2,743 million (including consolidated statement of income of ₹ 683 million and other comprehensive income of ₹ 2,060 million) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. If interest rates were to increase by 100 bps as of March 31, 2026, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 799 million. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2026 or revenues for the fiscal year ended March 31, 2026. There is no significant concentration of credit risk.

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

Cash and cash equivalents include demand deposits of ₹ 3,546 million and bank balances of ₹ 83,293 million held with two banks having high credit ratings, which are individually in excess of 10% or more of the Company’s total cash and cash equivalents as of March 31, 2026. Please refer to Note 11 of our Notes to the Consolidated Financial Statements for more information.

We did not have any significant concentration of investment risk, as no investments with any single counterparty exceeded 10% of our total investments as of March 31, 2026. Please refer to Note 8 of our Notes to the Consolidated Financial Statements for more information.

Liquidity risk

Liquidity risk is defined as risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors our net liquidity position through rolling forecasts based on the expected cash flows. As of March 31, 2026, our cash and cash equivalents are held with major banks and financial institutions. Please refer to the “Liquidity and Capital Resources” section of Item 5 of this Annual Report on Form 20-F and Note 19 of our Notes to the Consolidated Financial Statements for further details on assessment of our liquidity position.

Item 12. Description of Securities Other Than Equity Securities

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other securities

Not applicable.

Item 12.D. American Depositary Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3. Fees and Charges for Holders of American Depositary Receipts

JPMorgan Chase Bank, N.A., as Depositary, collects fees as provided in the Deposit Agreement. The following is qualified in its entirety by reference to the Deposit Agreement filed as an exhibit to the Post-Effective Amendment to Registration Statement on Form F-6 filed on July 17, 2023. Depositaries for the ADSs may charge, and collect from:

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

Item 12.D.4. Fees Paid by Depositary to the Company

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR program and incurred by the Company in connection with the ADR program. During the year ended March 31, 2026, an aggregate contribution of U.S.$ 3,408,962 (net of tax deducted at source and expenses) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2026, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2026. In conducting this assessment of internal control over financial reporting, management based its evaluation on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the Consolidated Financial Statements for the year ended March 31, 2026 in this Annual Report on Form 20-F, and as part of their audit, has issued its report, which is included in this Annual Report on Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2026, of the Company and our report dated June 2, 2026, expressed an unqualified opinion on those financial statements.

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

June 2, 2026

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

Our Audit, Risk and Compliance Committee has also adopted a whistleblower policy as part of the vigil mechanism required by the Companies Act, 2013. This policy establishes procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees, former employees, consultants, vendors and service providers of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Wipro or in a substantial mismanagement of Company resources. Under this policy, our employees and others are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Wipro to our management (on an anonymous basis, if they so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. This policy is available under the investor relations section on our website at www.wipro.com.

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the years ended March 31, 2025 and March 31, 2026.

		Year ended March 31,
		2025		2026
		(₹ in millions)
Audit fees	₹	147	₹	163
Tax fees		48		50
All other fees		28		39
Total	₹	223	₹	252

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Since our securities are listed on recognized stock exchanges, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11, 303A.12(b) and (c) and 303.14 thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE listing requirements are as follows:

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

During the year ended March 31, 2026, we did not identify any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For additional information regarding cybersecurity risks, please refer to Item 3, “Risk Factors,” in this Annual Report on Form 20-F, including the risk factor titled “Cyberattacks and other security incidents, both real and perceived, impacting the confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations”.

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

Item 18. Financial Statements

Consolidated Statements and Other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

This required a high degree of auditor judgment in evaluating the audit evidence supporting estimated efforts to complete and a higher extent of audit effort to evaluate the reasonableness of the total estimated efforts used to recognize revenue from fixed-price contracts using the percentage-of-completion method.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimate of efforts to complete for fixed-price contracts accounted using the percentage-of-completion method included the following, among others:

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
•
We selected a sample of fixed-price contracts with customers accounted using percentage-of-completion method and performed the following:
•
Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using percentage-of-completion method was appropriate, and confirmed that the contract was included in management’s calculation of revenue over time.
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

June 2, 2026

We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2025	2026	2026
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	325,014	387,399	4,129
Intangible assets	6	27,450	29,176	311
Property, plant and equipment	4	80,684	81,787	872
Right-of-Use assets	5	25,598	28,287	301
Financial assets
Derivative assets	19	^	-	-
Investments	8	26,458	28,053	299
Trade receivables	9	299	349	4
Unbilled receivables		-	7,433	79
Other financial assets	12	4,664	6,259	67
Investments accounted for using the equity method	8	1,327	2,126	23
Deferred tax assets	21	2,561	5,242	56
Non-current tax assets		7,230	7,787	83
Other non-current assets	13	7,460	9,010	96
Total non-current assets		508,745	592,908	6,320
Inventories	10	694	517	6
Financial assets
Derivative assets	19	1,820	888	9
Investments	8	411,474	437,680	4,665
Cash and cash equivalents	11	121,974	105,555	1,125
Trade receivables	9	117,745	135,901	1,448
Unbilled receivables		64,280	76,823	819
Other financial assets	12	8,448	10,245	109
Contract assets		15,795	14,819	158
Current tax assets		6,417	10,762	115
Other current assets	13	29,128	33,164	353
Total current assets		777,775	826,354	8,807

TOTAL ASSETS		1,286,520	1,419,262	15,127

EQUITY
Share capital		20,944	20,977	224
Share premium		2,628	6,158	66
Retained earnings		716,477	735,057	7,834
Share-based payment reserve		6,985	7,920	84
Special Economic Zone Re-investment reserve		27,778	25,966	277
Other components of equity		53,497	89,290	952
Equity attributable to the equity holders of the Company		828,309	885,368	9,437
Non-controlling interests		2,138	2,509	27
TOTAL EQUITY		830,447	887,877	9,464

LIABILITIES
Financial liabilities
Loans and borrowings	14	63,954	1,962	21
Lease liabilities	5	22,193	26,327	281
Accrued expenses	15	-	4,394	47
Other financial liabilities	16	7,793	6,743	72
Deferred tax liabilities	21	16,443	17,266	184
Non-current tax liabilities		42,024	48,195	514
Other non-current liabilities	17	17,119	23,042	246
Provisions	18	294	224	2
Total non-current liabilities		169,820	128,153	1,367
Financial liabilities
Loans, borrowings and bank overdrafts	14	97,863	165,912	1,768
Lease liabilities	5	8,025	8,709	92
Derivative liabilities	19	968	10,978	117
Trade payables and accrued expenses	15	88,252	94,924	1,012
Other financial liabilities	16	3,878	11,357	120
Contract liabilities		20,063	25,434	271
Current tax liabilities		34,481	49,621	529
Other current liabilities	17	31,086	34,801	371
Provisions	18	1,637	1,496	16
Total current liabilities		286,253	403,232	4,296

TOTAL LIABILITIES		456,073	531,385	5,663

TOTAL EQUITY AND LIABILITIES		1,286,520	1,419,262	15,127

^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2024	2025	2026	2026
					Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	897,603	890,884	926,240	9,871
Cost of revenues	25	(631,497)	(617,802)	(656,192)	(6,993)
Gross profit		266,106	273,082	270,048	2,878

Selling and marketing expenses	25	(69,972)	(64,378)	(59,216)	(631)
General and administrative expenses	25	(60,375)	(57,465)	(61,434)	(655)
Foreign exchange gains/(losses), net	27	340	32	1,853	20
Results from operating activities		136,099	151,271	151,251	1,612

Finance expenses	26	(12,552)	(14,770)	(14,577)	(156)
Finance and other income	27	23,896	38,202	36,491	389
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	8	(233)	254	257	3
Profit before tax		147,210	174,957	173,422	1,848
Income tax expense	21	(36,089)	(42,777)	(40,767)	(434)
Profit for the year		111,121	132,180	132,655	1,414

Profit attributable to:
Equity holders of the Company		110,452	131,354	131,974	1,407
Non-controlling interests		669	826	681	7
Profit for the year		111,121	132,180	132,655	1,414

Earnings per equity share:	28
Attributable to equity holders of the Company
Basic		10.44	12.56	12.60	0.13
Diluted		10.41	12.52	12.56	0.13

Weighted average number of equity shares used in computing earnings per equity share

Basic		10,576,571,110	10,456,741,552	10,476,247,846	10,476,247,846
Diluted		10,611,424,628	10,488,939,392	10,503,422,936	10,503,422,936

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2024	2025	2026	2026
					Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)

Profit for the year		111,121	132,180	132,655	1,414

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	30	82	274	132	1
Net change in fair value of investment in equity instruments measured at fair value through OCI		(473)	(3,476)	(1,448)	(15)
		(391)	(3,202)	(1,316)	(14)
Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		4,219	7,331	46,643	497
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to consolidated statement of income	20	(198)	(41)	-	-
Net change in time value of option contracts designated as cash flow hedges, net of taxes	19, 21	198	(189)	55	1
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	19, 21	128	146	(1,234)	(13)
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	19, 21	1,655	(745)	(6,015)	(64)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes		1,516	963	(2,094)	(23)
		7,518	7,465	37,355	398

Total other comprehensive income, net of taxes		7,127	4,263	36,039	384

Total comprehensive income for the year		118,248	136,443	168,694	1,798

Total comprehensive income attributable to:
Equity holders of the Company		117,744	135,595	167,767	1,788
Non-controlling interests		504	848	927	10
		118,248	136,443	168,694	1,798

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the year
Profit for the year	-	-	-	110,452	-	-	-	-	-	110,452	669	111,121
Other comprehensive income	-	-	-	-	-	-	4,006	1,981	1,305	7,292	(165)	7,127
Total comprehensive income for the year	-	-	-	110,452	-	-	4,006	1,981	1,305	117,744	504	118,248

Issue of equity shares on exercise of options	6,883,426	13	3,370	-	(3,370)	-	-	-	-	13	-	13
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,462	(1,462)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	7	5,584	-	-	-	-	5,591	-	5,591
Transferred to Special Economic Zone re-investment reserve	-	-	-	4,674	-	(4,674)	-	-	-	-	-	-
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	-	-	-	-	539	(144,783)	-	(144,783)
Transaction cost related to buyback of equity shares (4)	-	-	-	(390)	-	-	-	-	-	(390)	-	(390)
Financial liability on written put options (5)	-	-	-	-	-	-	-	-	(4,238)	(4,238)	-	(4,238)
Non-controlling interests on acquisition of subsidiary (5)	-	-	-	-	-	-	-	-	-	-	472	472
Dividend (4)	-	-	-	(5,218)	-	-	-	-	-	(5,218)	(322)	(5,540)
Others	-	-	-	-	-	-	-	-	-	-	97	97
Other transactions for the year	(262,779,495)	(526)	(398)	(140,480)	752	(4,674)	-	-	(3,699)	(149,025)	247	(148,778)

As at March 31, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223

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

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the year
Profit for the year	-	-	-	131,354	-	-	-	-	-	131,354	826	132,180
Other comprehensive income	-	-	-	-	-	-	7,253	(788)	(2,224)	4,241	22	4,263
Total comprehensive income for the year	-	-	-	131,354	-	-	7,253	(788)	(2,224)	135,595	848	136,443

Issue of equity shares on exercise of options	13,628,596	27	4,950	-	(4,950)	-	-	-	-	27	-	27
Bonus issue of equity shares (4)	5,233,369,207	10,467	(5,613)	(3,193)	-	-	-	-	(1,661)	-	-	-
Dividend (4)	-	-	-	(62,750)	-	-	-	-	-	(62,750)	-	(62,750)
Transfer from Other components of equity (2)	-	-	-	5,754	-	-	-	-	(5,754)	-	-	-
Transfer of shares pertaining to Non-controlling interests of subsidiary	-	-	-	25	-	-	(14)	-	(8)	3	(3)	-
Compensation cost related to employee share-based payment	-	-	-	-	5,551	-	-	-	-	5,551	-	5,551
Transferred from Special Economic Zone re-investment reserve	-	-	-	14,351	-	(14,351)	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Other transactions for the year	5,246,997,803	10,494	(663)	(45,813)	601	(14,351)	(14)	-	(7,423)	(57,169)	(50)	(57,219)

As at March 31, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447

(1)
Includes 11,905,480 treasury shares held as at March 31, 2025 by a controlled trust.
(2)
Refer to Note 20
(3)
Refer to Note 19
(4)
Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the year
Profit for the year	-	-	-	131,974	-	-	-	-	-	131,974	681	132,655
Other comprehensive income	-	-	-	-	-	-	46,377	(7,194)	(3,390)	35,793	246	36,039
Total comprehensive income for the year	-	-	-	131,974	-	-	46,377	(7,194)	(3,390)	167,767	927	168,694

Issue of equity shares on exercise of options	16,276,409	33	3,530	-	(3,530)	-	-	-	-	33	-	33
Dividend (4)	-	-	-	(115,206)	-	-	-	-	-	(115,206)	(569)	(115,775)
Compensation cost related to employee share-based payment	-	-	-	-	4,465	-	-	-	-	4,465	-	4,465
Transferred from Special Economic Zone re-investment reserve	-	-	-	1,812	-	(1,812)	-	-	-	-	-	-
Others	-	-	-	-	-	-	(5)	5	-	-	13	13
Other transactions for the year	16,276,409	33	3,530	(113,394)	935	(1,812)	(5)	5	-	(110,708)	(556)	(111,264)

As at March 31, 2026	10,488,412,458	20,977	6,158	735,057	7,920	25,966	100,872	(7,399)	(4,183)	885,368	2,509	887,877
Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		224	66	7,834	84	277	1,075	(79)	(44)	9,437	27	9,464

(1)
Includes 11,905,480 treasury shares held as at March 31, 2026 by a controlled trust.
(2)
Refer to Note 20
(3)
Refer to Note 19
(4)
Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	Notes	2024	2025	2026	2026
					Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year		111,121	132,180	132,655	1,414
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net		(2,072)	(606)	(393)	(4)
Depreciation, amortization and impairment expense	25	34,071	29,579	29,107	310
Unrealized exchange (gain)/loss, net		655	(623)	2,168	23
Share-based compensation expense		5,584	5,551	4,465	48
Share of net (profit)/loss of associate and joint venture accounted for using equity method		233	(254)	(257)	(3)
Income tax expense	21	36,089	42,777	40,767	434
Finance and other income, net of finance expenses		(11,344)	(23,432)	(21,914)	(234)
Change in fair value of contingent consideration		(1,300)	(169)	49	1
Lifetime expected credit loss/(write-back)	25	640	324	2,838	30
Other non-cash items		488	-	-	-
Changes in operating assets and liabilities; net of effects from acquisitions:
(Increase)/Decrease in trade receivables		7,824	1,894	(11,442)	(122)
(Increase)/Decrease in unbilled receivables and contract assets		5,919	(1,331)	(14,498)	(154)
(Increase)/Decrease in Inventories		287	213	184	2
(Increase)/Decrease in other financial assets and other assets		8,869	6,609	(205)	(2)
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions		(435)	548	8,482	90
Increase/(Decrease) in contract liabilities		(5,053)	2,341	3,555	38
Cash generated from operating activities before taxes		191,576	195,601	175,561	1,871
Income taxes paid, net		(15,360)	(26,175)	(26,245)	(280)
Net cash generated from operating activities		176,216	169,426	149,316	1,591

Cash flows from investing activities:
Payment for purchase of property, plant and equipment		(10,510)	(14,737)	(15,603)	(166)
Proceeds from disposal of property, plant and equipment		4,022	1,822	758	8
Investment in associate		-	-	(352)	(4)
Payment for purchase of investments		(975,069)	(801,582)	(837,806)	(8,929)
Proceeds from sale of investments		978,598	706,520	816,732	8,704
Payment for business acquisitions including deposits and escrow, net of cash acquired		(5,291)	(964)	(26,033)	(277)
Payment for investment in joint venture		(484)	-	-	-
Proceeds from/(repayment of) security deposit for property, plant and equipment		300	(300)	-	-
Interest received		20,111	26,212	28,878	308
Dividend received	27	3	2,299	3	^
Net cash generated from/(used in) investing activities		11,680	(80,730)	(33,423)	(356)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment		13	27	33	^
Repayment of loans and borrowings		(130,557)	(177,672)	(259,841)	(2,769)
Proceeds from loans and borrowings		120,500	195,595	253,089	2,697
Payment of lease liabilities including interests	5	(10,060)	(10,474)	(11,561)	(123)
Payment for buyback of equity shares, including tax and transaction cost		(145,173)	-	-	-
Payment for contingent consideration		(1,294)	-	(648)	(7)
Payment of deferred consideration on business combination		-	-	(221)	(2)
Interest and finance expenses paid		(10,456)	(8,689)	(6,336)	(67)
Payment of dividend		(5,218)	(62,750)	(115,206)	(1,228)
Payment of dividend to Non-controlling interests holders		(322)	-	(569)	(6)
Net cash generated used in financing activities		(182,567)	(63,963)	(141,260)	(1,505)

Net increase/(decrease) in cash and cash equivalents during the year		5,329	24,733	(25,367)	(270)
Effect of exchange rate changes on cash and cash equivalents		(239)	290	8,948	95
Cash and cash equivalents at the beginning of the year	11	91,861	96,951	121,974	1,300
Cash and cash equivalents at the end of the year	11	96,951	121,974	105,555	1,125

Refer to Note 14 for supplementary information on the consolidated statement of cash flows.

^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or “the Group”) is a leading artificial intelligence (“AI”) powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses.

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

The Company’s Board of Directors authorized these consolidated financial statements for issue on June 2, 2026.

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

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2026, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$ 1 = ₹ 93.83 as published by Federal Reserve Board of Governors on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

c)
Income taxes: The major tax jurisdictions for the Company are India and the United States.

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

The liability is subsequently remeasured at the end of each period and accreted through financial expenses up to the redemption amount that is payable at the date at which the option first becomes exercisable. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

Investments accounted for using the equity method

Investments accounted for using the equity method are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a company has a significant influence if it holds between 20% and 50% of the voting power of another entity. Investments in such entities are accounted for using the equity method and are initially recognized at cost. The carrying amount of investment is increased/ decreased to recognize investors share of profit or loss of the investee after the acquisition date.

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

(iv) Financial instruments

A) Non-derivative financial instruments:

Non-derivative financial instruments consist of:

•
financial assets which include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets; and
•
financial liabilities which include long and short-term loans and borrowings, bank overdrafts, trade payables and accrued expenses, lease liabilities and eligible current and non-current liabilities.

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

d. Trade payables, accrued expenses, and other liabilities

Trade payables, accrued expenses, and other liabilities are initially recognized at the transaction price, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognized in a business combination is initially recognized at fair value and subsequently measured at fair value through profit or loss.

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

(v) Equity and share capital

a) Share capital and Share premium

The authorized share capital of the Company as at March 31, 2026 is ₹ 25,352 divided into 12,543,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as part of the Group are classified as treasury shares. Treasury shares are recorded at acquisition cost. Reconciliation of the number of treasury shares held by controlled trust is as follows:

	As at March 31,
	2024	2025	2026
	No. of shares	No. of shares	No. of shares
Opening number of equity shares	9,895,836	5,952,740	11,905,480
Less: Transferred to eligible employees on exercise of options	(3,943,096)	-	-
Add: Bonus issue of equity shares (Refer to Note 22)	-	5,952,740	-
Closing number of equity shares	5,952,740	11,905,480	11,905,480

c) Retained earnings

Retained earnings is comprised of the Company’s undistributed earnings after taxes and is freely available for distribution. This includes capital reserve as at March 31, 2024, 2025 and 2026 amounting to ₹ 1,139, ₹ 1,139 and ₹ 1,139 respectively, which is not freely available for distribution.

d) Special Economic Zone re-investment reserve

The Special Economic Zone (“SEZ”) re-investment reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per the terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

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

Other reserves also include capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, capital redemption reserve is created when a company purchases its own shares out of free reserves or share premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of Section 69 of the Companies Act, 2013. As at March 31, 2024, 2025 and 2026, capital redemption reserve amounting to ₹ 1,661, ₹ Nil and ₹ Nil respectively is not freely available for distribution.

i) Dividend

A final dividend on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the Company’s Board of Directors.

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

Category	Useful life
Buildings	28 to 40 years
Plant and equipment	5 to 21 years
Computer equipment and software	2 to 7 years
Furniture, fixtures and equipment	5 years
Vehicles	4 to 5 years

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

Goodwill associated with disposal of an operation that is part of a cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed of.

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

Customer-related intangibles includes customer contracts and customer relationships acquired as a part of business combinations. Marketing-related intangibles includes vendor relationships, non-competes and brands acquired as a part of business combinations.

(viii) Leases

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is considered to contain a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

A contract conveys the right to control the use of an identified asset if the Company has the right to:

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

At the commencement of the lease, the Company recognizes a right of use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of twelve months or less (“Short-term leases”) and low-value assets. For these Short-term leases and low-value assets, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

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

Payment of lease liabilities including interests are classified as cash used in financing activities in the consolidated statement of cash flows.

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

Loss allowances for trade receivables, unbilled receivables and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes into account, risk profiling of customers and historical credit loss experience adjusted for forward-looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss.

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

Past service cost, both vested and unvested, is recognized as an expense at the earlier of (a) when the plan amendment or curtailment occurs; and (b) when the entity recognizes related restructuring costs or termination benefits.

The Company has the following employee benefit plans:

A. Provident fund

Eligible employees receive benefits under the Company’s provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer’s contribution is made to the government administered pension fund. The contributions to the provident fund trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return.

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

B. Gratuity and foreign pension

In accordance with the Code on Social Security, 2020, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third-party fund managers.

The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third-party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund.

The Company’s obligations in respect of these plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method.

C. Superannuation

Superannuation plan, a defined contribution scheme is administered by third-party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary.

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

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third-party, the receivable is recognized as an asset, if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

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

At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgment to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the Transaction Price to separately identifiable performance obligations based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when they are regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price, the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the stand-alone selling price.

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
•
Revenues are shown net of allowances/returns, sales tax, value added tax, goods and services tax and applicable discounts.
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
•
Costs to obtain contracts relating to upfront payments to customers are amortized to revenue and other costs to obtain contracts and costs to fulfil contracts are amortized to cost of revenues over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.
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

(xv) Finance expenses

Finance expenses comprise interest on loans, borrowings and bank overdrafts, interest on lease liabilities, interest on tax matters, interest on net defined benefit liability, interest on liability on written put options, net loss on translation or settlement of foreign currency borrowings, changes in fair value of derivative instruments and gains/(losses) of settlement of borrowing related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.

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

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Company’s Board of Directors.

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

New accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2025:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 did not have any material impact on the consolidated financial statements.

New accounting standards, amendments and interpretations not yet adopted by the Company:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

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

Consequent to above, a narrow scope of amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

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

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The IASB has published amendments to IFRS 9 and IFRS 7 titled ‘Contracts Referencing Nature-dependent Electricity’. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture and fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		-		6,215		10,623		3,143		943		10		20,934
Additions through Business combinations (Refer to Note 7)		-		-		9		-		-		-		9
Disposals		(6)		(680)		(13,668)		(1,803)		(793)		(9)		(16,959)
Translation adjustment		4		(3)		77		3		(1)		(1)		79
As at March 31, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Accumulated depreciation/ impairment:
As at April 1, 2024	₹	-	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		-		1,662		11,050		2,229		623		4		15,568
Disposals		-		(410)		(13,189)		(1,526)		(730)		(8)		(15,863)
Translation adjustment		-		(30)		49		(1)		(4)		(1)		13
As at March 31, 2025	₹	-	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Net carrying value as at March 31, 2025	₹	4,373	₹	39,559	₹	26,095	₹	6,587	₹	1,842	₹	17	₹	78,473
Capital work-in-progress													₹	2,211
Net carrying value including Capital work-in-progress as at March 31, 2025													₹	80,684

Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		-		923		9,253		1,795		737		3		12,711
Additions through Business combination (Refer to Note 7)		-		131		109		22		99		1		362
Disposals		-		(821)		(14,979)		(1,449)		(720)		(2)		(17,971)
Translation adjustment		31		440		3,182		270		147		1		4,071
As at March 31, 2026	₹	4,404	₹	53,229	₹	97,119	₹	20,214	₹	7,926	₹	37	₹	182,929
Accumulated depreciation/ impairment:
As at April 1, 2025	₹	-	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		-		1,848		9,669		2,387		686		5		14,595
Disposals		-		(695)		(14,730)		(1,245)		(697)		(1)		(17,368)
Translation adjustment		-		211		2,670		197		116		1		3,195
As at March 31, 2026	₹	-	₹	14,361	₹	71,068	₹	14,328	₹	5,926	₹	22	₹	105,705
Net carrying value as at March 31, 2026	₹	4,404	₹	38,868	₹	26,051	₹	5,886	₹	2,000	₹	15	₹	77,224
Capital work-in-progress (2)													₹	4,563
Net carrying value including Capital work-in-progress as at March 31, 2026													₹	81,787

(1)
Including net carrying value of computer equipment and software amounting to ₹ 16,003 and ₹ 16,719, as at March 31, 2025 and 2026, respectively.
(2)
Including capital advance of ₹ 15 and Capital work-in-progress of ₹ 6 on account of additions through business combination.(Refer to Note 7)

5. Right-of-Use asset

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		-		10,822		3,735		228		14,785
Disposals		(221)		(4,389)		(632)		(354)		(5,596)
Translation adjustment		-		152		100		17		269
As at March 31, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		21		5,362		539		180		6,102
Disposals		(13)		(3,776)		(303)		(319)		(4,411)
Translation adjustment		-		81		34		9		124
As at March 31, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Net carrying value as at March 31, 2025	₹	1,016	₹	20,134	₹	4,089	₹	359	₹	25,598

Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345
Additions		-		7,697		-		233		7,930
Additions through Business combination (Refer to Note 7)		-		1,062		-		-		1,062
Disposals		-		(5,385)		(959)		(204)		(6,548)
Translation adjustment		-		2,062		593		135		2,790
As at March 31, 2026	₹	1,122	₹	40,474	₹	5,079	₹	904	₹	47,579

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Depreciation		19		5,611		875		220		6,725
Disposals		-		(4,421)		(936)		(156)		(5,513)
Translation adjustment		-		1,054		207		72		1,333
As at March 31, 2026	₹	125	₹	17,148	₹	1,502	₹	517	₹	19,292
Net carrying value as at March 31, 2026	₹	997	₹	23,326	₹	3,577	₹	387	₹	28,287

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31,
	2024		2025		2026
Rent expense recognized under facility expenses pertaining to:
Leases of low-value assets	₹	245	₹	232	₹	309
Short-term leases		3,257		3,842		3,304
	₹	3,502	₹	4,074	₹	3,613

Payments toward leases of low-value assets and Short-term leases are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets for the years ended March 31, 2024, 2025 and 2026 is not material.

The Company is committed to certain leases amounting to ₹ 999 which have not commenced as of March 31, 2026. The term of such leases ranges from 1 to 5 years.

Lease Liability

	Year ended March 31,
	2025		2026
Balance at the beginning of the year	₹	22,728	₹	30,218
Additions		16,649		11,680
Additions through Business combinations		-		1,062
Deletions		(967)		(1,268)
Finance cost accrued during the period		1,593		1,956
Payment of lease liabilities		(10,474)		(11,561)
Translation adjustment		689		2,949
Balance at the end of the year	₹	30,218	₹	35,036

Non-current	₹	22,193	₹	26,327
Current		8,025		8,709

Refer to Note 19 for remaining contractual maturities of lease liabilities.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2025		2026
Balance at the beginning of the year	₹	316,002	₹	325,014
Acquisition through Business combinations (Refer to Note 7) (1)		1,324		24,772
Translation adjustment		7,688		37,613
Balance at the end of the year	₹	325,014	₹	387,399

(1)
Acquisition through business combinations for the year ended March 31, 2026 is after considering the impact of ₹ 7 towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2025.

The Company is organized by two operating segments: IT Services and IT Products (Refer to Note 33). Goodwill as at March 31, 2025 and 2026 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (“CGUs”), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31,
CGUs	2025		2026
Americas 1	₹	108,111	₹	132,869
Americas 2		106,529		122,472
Europe		81,955		96,381
Asia Pacific, Middle East and Africa		28,419		35,677
	₹	325,014	₹	387,399

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

Based on the above testing, no impairment was identified as at March 31, 2025 and 2026, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combinations (Refer to Note 7)		1,896		-		1,896
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		994		268		1,262
As at March 31, 2025	₹	42,461	₹	9,722	₹	52,183
Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		6,327		1,582		7,909
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		443		104		547
As at March 31, 2025	₹	20,950	₹	3,783	₹	24,733

Net carrying value as at March 31, 2025	₹	21,511	₹	5,939	₹	27,450

Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Acquisition through business combinations (Refer to Note 7)		5,644		1,109		6,753
Deductions/adjustments		(4,420)		-		(4,420)
Translation adjustment		4,387		1,122		5,509
As at March 31, 2026	₹	48,072	₹	11,953	₹	60,025
Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment (1)		6,599		1,188		7,787
Deductions/adjustments		(4,420)		-		(4,420)
Translation adjustment		2,252		497		2,749
As at March 31, 2026	₹	25,381	₹	5,468	₹	30,849

Net carrying value as at March 31, 2026	₹	22,691	₹	6,485	₹	29,176

(1)
During the years ended March 31, 2025 and 2026, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 1,155 and ₹ 851 for the years ended March 31, 2025 and 2026, respectively, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

As at March 31, 2026, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value		Estimated remaining amortization period
Capco - customer-related intangible	₹	14,013	4.08 years
Capco - marketing-related intangible		5,230	5.08 years
DTS - customer-related intangible		5,650	5.67 years
DTS - marketing-related intangible		1,045	2.67 years
AVT		1,602	0.21 - 4.72 years
Vara Infotech Private Limited		430	0.50 - 3.50 years
Aggne		392	0.87 - 1.87 years
Rational Interaction, Inc.		318	0.89 years
Eximius Design, LLC		371	1.40 years
Convergence Acceleration Solutions, LLC		125	2.03 years
Total	₹	29,176

7. Business combinations

Summary of acquisitions during the year ended March 31, 2024:

During the year ended March 31, 2024, the Company completed a business combination by acquiring a 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited (“Aggne”), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek, which is a market-leading platform for property and casualty insurance. The acquisition was consummated on February 13, 2024, for total cash consideration of ₹ 5,525.

The following table presents the purchase price allocation:

Net assets	₹	194
Fair value of property, plant and equipment		374
Fair value of right-of-use assets		33
Fair value of customer-related intangibles		556
Fair value of marketing-related intangibles		390
Deferred tax liabilities on intangible assets		(367)
Total identifiable assets	₹	1,180
Goodwill		4,817
Share of non-controlling interests		(472)
Total purchase price	₹	5,525

Net Assets include:
Cash and cash equivalents		153
Fair value of acquired trade receivables included in net assets		113
Gross contractual amount of acquired trade receivables		113
Less: Allowance for lifetime expected credit loss		-

Amount included in general and administrative expenses:
Transaction costs		31

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

Summary of acquisitions during the year ended March 31, 2025:

During the year ended March 31, 2025, the Company completed a business combination by acquiring a 100% equity interest in Applied Value Technologies, Inc. and Applied Value Technologies B.V., which was consummated on December 16, 2024. The Company has also acquired a 100% equity interest in Applied Value Technologies Pte Limited (together with Applied Value Technologies, Inc. and Applied Value Technologies B.V., “AVT”), which was consummated on January 3, 2025. AVT helps enterprises transform IT operations through a highly customized and data-driven approach. AVT will augment Wipro’s existing application services capabilities, helping drive new growth opportunities. The total consideration (upfront cash to acquire control, deferred consideration and contingent consideration) for the acquisition is ₹ 2,836. During the year ended March 31, 2026, the Company finalized the purchase price allocation as set for the below:

The following table presents the purchase price allocation:

Net assets	₹	166
Fair value of property, plant and equipment		9
Fair value of customer-related intangibles		1,896
Deferred tax liabilities on intangible assets		(566)
Total identifiable assets	₹	1,505
Goodwill		1,331
Total purchase price	₹	2,836

Net Assets include:
Cash and cash equivalents	₹	113
Fair value of acquired trade receivables included in net assets		215
Gross contractual amount of acquired trade receivables		215
Less: Allowance for lifetime expected credit loss		-

Amount included in general and administrative expenses:
Transaction costs	₹	45

The goodwill of ₹ 1,331 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The total consideration for AVT included a deferred consideration of ₹ 264, which was payable within six months from the consummation date and was subsequently settled.

The total consideration of AVT includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2027, and range of contingent consideration payable is between ₹ Nil and ₹ 2,122. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 2,122 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,537 is recorded as part of purchase price allocation.

The pro-forma effects of the acquisition of AVT for the year ended March 31, 2025 on the Company’s revenues and profits were not material.

Summary of acquisitions during the year ended March 31, 2026:

During the year ended March 31, 2026, the Company completed a business combination by acquiring 100% equity interest in Digital Transformation Solutions unit of Harman International Inc. which is Harman Connected Services Inc. and its subsidiaries and certain other assets (together, “DTS”), a global provider of Engineering, Research and Development (“ER&D”) services and IT services. The acquisition was consummated on December 1, 2025, for total cash consideration of ₹ 34,044.

Net assets	₹	2,996
Fair value of property, plant and equipment		383
Fair value of right-of-use assets		1,062
Fair value of customer-related intangibles		5,644
Fair value of marketing-related intangibles		1,109
Deferred tax liabilities on intangible assets		(1,915)
Total identifiable assets	₹	9,279
Goodwill		24,765
Total purchase price	₹	34,044

Net Assets include:
Cash and cash equivalents	₹	8,011
Fair value of acquired trade receivables included in net assets		3,066
Gross contractual amount of acquired trade receivables		3,225
Less: Allowance for lifetime expected credit loss		(159)

Amount included in general and administrative expenses:
Transaction costs	₹	230

The above purchase price allocation for DTS is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 24,765 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The pro-forma effects of acquisition of DTS for the year ended March 31, 2026, on the Company’s results were not material.

8. Investments

	As at March 31,
	2025		2026
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,955	₹	7,336
Fixed maturity plan mutual funds		1,203		-
Financial instruments at FVTOCI
Equity instruments (1)		12,493		12,143
Financial instruments at amortized cost
Inter corporate and term deposits (3)		7,807		8,574
	₹	26,458	₹	28,053
Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	88,776	₹	79,719
Fixed maturity plan mutual funds		300		1,281
Financial instruments at FVTOCI
Non-convertible debentures		219,389		210,328
Government securities		10,651		8,948
Commercial papers		2,858		14,227
Bonds		21,138		10,385
Financial instruments at amortized cost
Inter corporate and term deposits (3)		68,362		112,792
	₹	411,474	₹	437,680

Total	₹	437,932	₹	465,733

Financial instruments at FVTPL	₹	95,234	₹	88,336
Financial instruments at FVTOCI		266,529		256,031
Financial instruments at amortized cost		76,169		121,366

(1)
Uncalled capital commitments outstanding as at March 31, 2025 and 2026, was ₹ 1,576 and ₹ 2,577, respectively.
(2)
As at March 31, 2025 and 2026, short-term mutual funds include units placed on lien with bank on account of margin money for currency derivatives amounting to ₹ 233 and ₹ Nil, respectively.
(3)
These deposits earn a fixed rate of interest. As at March 31, 2025 and 2026, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 953 and ₹ 961, respectively.

Investments accounted for using the equity method

During the year ended March 31, 2026, the Company invested ₹ 352 being equity contribution in Drivestream Inc., an associate. The Company’s share of equity in the associate is 43.7%.

The Company had no material associates as at March 31, 2025 and 2026.

The aggregate summarized financial information in respect of the Company’s immaterial associate and joint venture that are accounted for using the equity method is set forth below:

	As at March 31,
Carrying amount of the Company’s interest in:	2025		2026
An associate accounted for using the equity method	₹	933	₹	1,716
(Unquoted: Series A Preferred Stock - 94,527; Common stock - 27,865, Series B Preferred Stock - 190,525 and Series C Preferred stock - 400)
A joint venture accounted for using the equity method	394		410
(Unquoted: Class A units - 5,850,000)
Total	₹	1,327	₹	2,126

	For the year ended March 31,
Company’s share of net profit / (loss) in the consolidated statement of income pertaining to:	2024		2025		2026
An associate accounted for using the equity method	₹	(8)	₹	129	₹	282
A joint venture accounted for using the equity method		(225)		125		(25)
Total	₹	(233)	₹	254	₹	257

9. Trade receivables

	As at March 31,
	2025		2026
Trade receivables	₹	124,215	₹	143,966
Allowance for lifetime expected credit loss		(6,171)		(7,716)
	₹	118,044	₹	136,250

Non-current	₹	299	₹	349
Current		117,745		135,901

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	6,316	₹	6,171
Additions due to Acquisitions (Refer to Note 7)		-		159
Additions, net (Refer to Note 25)		324		2,838
Additions on account of Unbilled Receivables		-		(698)
Charged against allowance		(512)		(1,288)
Translation adjustment		43		534
Balance at the end of the year	₹	6,171	₹	7,716

10. Inventories

	As at March 31,
	2025		2026
Traded goods	₹	685	₹	514
Stores and spare parts		9		3
	₹	694	₹	517

During the years ended March 31, 2025 and 2026, changes in inventories recognized as expense is ₹ 195 and ₹ 171, respectively, and purchases of traded goods recognized as expense is ₹ 2,967 and ₹ 5,755, respectively.

11. Cash and cash equivalents

	As at March 31,
	2024		2025		2026
Cash and bank balances	₹	60,648	₹	74,456	₹	96,145
Demand deposits with banks (1)		36,305		47,518		9,410
	₹	96,953	₹	121,974	₹	105,555

(1)
These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the consolidated statement of cash flows:

	As at March 31,
	2024		2025		2026
Cash and cash equivalents	₹	96,953	₹	121,974	₹	105,555
Bank overdrafts		(2)	^			-
	₹	96,951	₹	121,974	₹	105,555

^ Value is less than 0.5

12. Other financial assets

	As at March 31,
	2025		2026
Non-current
Finance lease receivables	₹	3,090	₹	3,922
Security deposits		1,318		1,812
Advance to customer		225		509
Dues from officers and employees		30		16
Other receivables		1	^
	₹	4,664	₹	6,259
Current
Finance lease receivables	₹	5,144	₹	4,189
Security deposits		1,827		2,235
Receivables from redemption of mutual funds		-		800
Advance to customer		70		494
Dues from officers and employees		505		435
Claims receivables		195		384
Interest receivables		596		357
Other receivables		111		1,351
	₹	8,448	₹	10,245
	₹	13,112	₹	16,504

^ Value is less than 0.5

Finance lease receivables

Finance lease receivables consist of assets that are leased for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	As at March 31,
	2025		2026

Year 1	₹	5,489	₹	4,554
Year 2		1,908		2,573
Year 3		945		1,225
Year 4		380		290
Year 5		145		112
Gross investment in lease	₹	8,867	₹	8,754
Less: Unearned finance income		(633)		(643)
Present value of minimum lease payment receivables	₹	8,234	₹	8,111

Non-current	₹	3,090	₹	3,922
Current		5,144		4,189

13. Other assets

	As at March 31,
	2025		2026
Non-current
Prepaid expenses	₹	2,657	₹	4,356
Interest receivable from statutory authorities		1,148		1,062
Deferred contract cost
Costs to obtain contracts (1)		3,277		2,592
Costs to fulfil contracts (2)		378		1,000
	₹	7,460	₹	9,010
Current
Prepaid expenses	₹	16,917	₹	18,929
Balance with GST and other authorities		6,760		7,969
Advance to suppliers		2,323		2,369
Withholding taxes		542		975
Dues from officers and employees		453		415
Defined benefit plan asset, net		472		204
Deferred contract cost
Costs to obtain contracts (1)		1,407		1,903
Costs to fulfil contracts (2)		131		151
Other receivables		123		249
	₹	29,128	₹	33,164
	₹	36,588	₹	42,174

(1)
Costs to obtain contracts amortization of ₹ 1,083, ₹ 1,333 and ₹ 2,558 during the years ended March 31, 2024, 2025 and 2026, respectively.
(2)
Costs to fulfil contracts amortization of ₹ 60, ₹ 83 and ₹ 150 during the years ended March 31, 2024, 2025 and 2026, respectively.

14. Loans, borrowings and bank overdrafts

	As at March 31,
	2025		2026
Non-current
Unsecured Notes 2026 (1)	₹	63,954	₹	-
Loans from institutions other than banks		-		1,962
	₹	63,954	₹	1,962
Current
Unsecured Notes 2026 (1)	₹	-	₹	71,052
Borrowings from banks		97,863		94,860
Bank overdrafts	^			-
	₹	97,863	₹	165,912
	₹	161,817	₹	167,874

^ Value is less than 0.5

(1)
On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 97,863 and ₹ 94,860, as at March 31, 2025 and 2026, respectively. The principal source of borrowings from banks as at March 31, 2026 primarily consists of lines of credit of approximately ₹ 89,024, U.S. Dollar (“U.S.$”) 432 million, Saudi Riyal (“SAR”) 120 million, Pound Sterling (“GBP”) 7 million, Bahraini Dinar (“BHD”) 1 million, Thai Baht (“THB”) 5 million, Brazilian Real (“BRL”) 8 million, Indonesian Rupiah (“IDR”) 13,000 million, Qatari Riyal (“QAR”) 10 million, Mexican Peso (“MXN”) 35 million, Canadian Dollar (“CAD”) 14 million, Bangladeshi Taka (“BDT”) 175 million and Japanese Yen (“JPY”) 300 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2026, the Company has unutilized lines of credit aggregating ₹ 27,524, U.S.$ 92 million, SAR 75 million, GBP 7 million, BHD 1 million, THB 5 million, BRL 8 million, IDR 13,000 million, QAR 10 million and MXN 35 million, CAD 14 million, BDT 175 million and JPY 300 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term loans and borrowings

	As at March 31, 2025			As at March 31, 2026
	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Final maturity
Unsecured Notes 2026	U.S.$ 748	₹	63,954	U.S.$ 749	₹	71,052	June-26
Loans from institutions other than banks	-		-	U.S.$ 21		1,962	June-27
		₹	63,954		₹	73,014

Non-current portion of long-term loans and borrowings		₹	63,954		₹	1,962
Current portion of long-term loans and borrowings			-			71,052

Refer to Note 26 for interest expense on loans, borrowings and bank overdrafts.

Cash and non-cash changes in liabilities arising from financing activities:

					Non-cash changes
	April 1, 2024		Cash flow		Net additions to Lease Liabilities/additions due to acquisitions		Effective interest rate adjustment		Foreign exchange movements		March 31, 2025
Borrowings	₹	141,464	₹	17,923	₹	-	₹	114	₹	2,316	₹	161,817
Lease Liabilities		23,183		(10,474)		17,270		-		239		30,218
	₹	164,647	₹	7,449	₹	17,270	₹	114	₹	2,555	₹	192,035

					Non-cash changes
	April 1, 2025		Cash flow		Net additions to Lease Liabilities/additions due to acquisitions		Effective interest rate adjustment		Foreign exchange movements		March 31, 2026
Borrowings	₹	161,817	₹	(6,752)	₹	1,852	₹	119	₹	10,838	₹	167,874
Lease Liabilities		30,218		(11,561)		13,430		-		2,949		35,036
	₹	192,035	₹	(18,313)	₹	15,282	₹	119	₹	13,787	₹	202,910

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 49,634 and ₹ 49,747, as at March 31, 2025 and 2026, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2025, and 2026, an amount of ₹ 36,524, and ₹ 36,389, respectively, was unutilized out of these non-fund based facilities.

15. Trade payables and accrued expenses

	As at March 31,
	2025		2026
Non-current
Accrued expenses	₹	-	₹	4,394
	₹	-	₹	4,394
Current
Trade payables	₹	21,985	₹	22,258
Accrued expenses		66,267		72,666
	₹	88,252	₹	94,924
	₹	88,252	₹	99,318

16. Other financial liabilities

	As at March 31,
	2025		2026
Non-current
Liability on written put options to non-controlling interests (Refer to Note 19)	₹	4,945	₹	3,071
Contingent consideration (Refer to Note 19)		1,307		1,178
Liabilities towards customer contracts		1,026		719
Long-term incentive payable		387		376
Deferred consideration for Business combination		61		34
Rent deposit		26		12
Other liabilities (1)		41		1,353
	₹	7,793	₹	6,743
Current
Liability on written put options to non-controlling interests (Refer to Note 19)	₹	-	₹	2,628
Liabilities towards customer contracts		342		721
Capital creditors		1,255		689
Advance from customers		167		329
Rent deposit		475		477
Contingent consideration (Refer to Note 19)		557		456
Interest accrued on loans and borrowings		489		541
Deferred consideration for Business combination		295		118
Unclaimed dividend		64		177
Other liabilities (2)		234		5,221
	₹	3,878	₹	11,357
	₹	11,671	₹	18,100

(1)
Includes payable to selling shareholders
(2)
Includes liability on non-designated hedges

17. Other liabilities

	As at March 31,
	2025		2026
Non-current
Statutory and other liabilities	₹	12,757	₹	17,877
Employee benefits obligations		4,362		5,165
	₹	17,119	₹	23,042
Current
Employee benefits obligations	₹	16,001	₹	17,967
Statutory and other liabilities		14,295		16,012
Advance from customers		790		822
	₹	31,086	₹	34,801
	₹	48,205	₹	57,843

18. Provisions

	As at March 31,
	2025		2026
Non-current
Provision for onerous contracts	₹	294	₹	224
	₹	294	₹	224
Current
Provision for onerous contracts	₹	1,288	₹	1,184
Provision for warranty		207		214
Others		142		98
	₹	1,637	₹	1,496
	₹	1,931	₹	1,720

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2025								Year ended March 31, 2026
	Provision for warranty		Provision for onerous contracts		Others		Total		Provision for warranty		Provision for onerous contracts		Others		Total
Balance at the beginning of the year	₹	217	₹	1,599	₹	155	₹	1,971	₹	207	₹	1,582	₹	142	₹	1,931
Additional provision during the year		207		597		-		804		214		582		-		796
Utilized/written-back during the year		(217)		(624)		(13)		(854)		(207)		(826)		(44)		(1,077)
Translation adjustment		-		10		-		10		-		70		-		70
Balance at the end of the year	₹	207	₹	1,582	₹	142	₹	1,931	₹	214	₹	1,408	₹	98	₹	1,720

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

19. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 11)	₹	-	₹	-	₹	-	₹	121,974	₹	121,974
Investments (Refer to Note 8)
Equity Instruments		4,955		-		12,493		-		17,448
Fixed maturity plan mutual funds		1,503		-		-		-		1,503
Short-term mutual funds		88,776		-		-		-		88,776
Non-convertible debentures		-		219,389		-		-		219,389
Government securities		-		10,651		-		-		10,651
Commercial papers		-		2,858		-		-		2,858
Bonds		-		21,138		-		-		21,138
Inter corporate and term deposits		-		-		-		76,169		76,169
Other financial assets
Trade receivables (Refer to Note 9)		-		-		-		118,044		118,044
Unbilled receivables		-		-		-		64,280		64,280
Other financial assets (Refer to Note 12)		-		-		-		13,112		13,112
Derivative assets (Refer to Note 19)		1,105		-		715		-		1,820
	₹	96,339	₹	254,036	₹	13,208	₹	393,579	₹	757,162
Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 15)	₹	-	₹	-	₹	-	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 16)		1,864		-		-		9,807		11,671
Loans, borrowings and bank overdrafts (Refer to Note 14)		-		-		-		161,817		161,817
Lease liabilities		-		-		-		30,218		30,218
Derivative liabilities (Refer to Note 19)		75		-		893		-		968
	₹	1,939	₹	-	₹	893	₹	290,094	₹	292,926

The carrying value of financial instruments by categories as at March 31, 2026 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 11)	₹	-	₹	-	₹	-	₹	105,555	₹	105,555
Investments (Refer to Note 8)
Equity Instruments		7,336		-		12,143		-		19,479
Fixed maturity plan mutual funds		1,281		-		-		-		1,281
Short-term mutual funds		79,719		-		-		-		79,719
Non-convertible debentures		-		210,328		-		-		210,328
Government securities		-		8,948		-		-		8,948
Commercial papers		-		14,227		-		-		14,227
Bonds		-		10,385		-		-		10,385
Inter corporate and term deposits		-		-		-		121,366		121,366
Other financial assets
Trade receivables (Refer to Note 9)		-		-		-		136,250		136,250
Unbilled receivables		-		-		-		84,256		84,256
Other financial assets (Refer to Note 12)		-		-		-		16,504		16,504
Derivative assets (Refer to Note 19)		295		-		593		-		888
	₹	88,631	₹	243,888	₹	12,736	₹	463,931	₹	809,186
Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 15)	₹	-	₹	-	₹	-	₹	99,318	₹	99,318
Other financial liabilities (Refer to Note 16)		1,634		-		-		16,466		18,100
Loans, borrowings and bank overdrafts (Refer to Note 14)		-		-		-		167,874		167,874
Lease liabilities		-		-		-		35,036		35,036
Derivative liabilities (Refer to Note 19)		1,453		-		9,525		-		10,978
	₹	3,087	₹	-	₹	9,525	₹	318,694	₹	331,306

Offsetting financial assets and liabilities

The following table contains information on financial assets and financial liabilities subject to offsetting:

	As at March 31, 2025						As at March 31, 2026
Financial assets	Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized		Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized
Trade receivables - non-current	₹	299	₹	-	₹	299	₹	349	₹	-	₹	349
Trade receivables - current		126,512		(8,767)		117,745		147,371		(11,470)		135,901
Other financial assets - non-current		4,664		-		4,664		6,259		-		6,259
Other financial assets - current		8,448		-		8,448		10,245		-		10,245
Unbilled receivables - non-current		-		-		-		7,433		-		7,433
Unbilled receivables - current		66,194		(1,914)		64,280		77,802		(979)		76,823
	₹	206,117	₹	(10,681)	₹	195,436	₹	249,459	₹	(12,449)	₹	237,010

	As at March 31, 2025						As at March 31, 2026
Financial liabilities	Gross amounts recognized		Gross amounts of recognized financial assets set off		Net amounts recognized		Gross amounts recognized		Gross amounts of recognized financial assets set off		Net amounts recognized
Accrued expenses - non-current	₹	-	₹	-	₹	-	₹	4,394	₹	-	₹	4,394
Trade payables and accrued expenses - current		98,933		(10,681)		88,252		107,373		(12,449)		94,924
Other financial liabilities - non-current		7,793		-		7,793		6,743		-		6,743
Other financial liabilities - current		3,878		-		3,878		11,357		-		11,357
	₹	110,604	₹	(10,681)	₹	99,923	₹	129,867	₹	(12,449)	₹	117,418

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

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2025 and 2026, the carrying value of such financial assets, net of allowances, and liabilities approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of March 31, 2026 was 4.48%.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 and 3 during the years ended March 31, 2025 and 2026.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2025								As at March 31, 2026
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	715	₹	-	₹	715	₹	-	₹	593	₹	-	₹	593	₹	-
Others		1,105		-		1,105		-		295		-		295		-
Investments:
Short-term mutual funds		88,776		88,776		-		-		79,719		79,719		-		-
Fixed maturity plan mutual funds		1,503		-		1,503		-		1,281		-		1,281		-
Equity instruments		17,448		57		-		17,391		19,479		36		-		19,443
Non-convertible debentures, government securities, commercial papers and bonds		254,036		10,550		243,486		-		243,888		8,854		235,034		-

Liabilities
Derivative instruments:
Cash flow hedges	₹	(893)	₹	-	₹	(893)	₹	-	₹	(9,525)	₹	-	₹	(9,525)	₹	-
Others		(75)		-		(75)		-		(1,453)		-		(1,453)		-
Liability on written put options to non-controlling interests		(4,945)		-		-		(4,945)		(5,699)		-		-		(5,699)
Contingent consideration		(1,864)		-		-		(1,864)		(1,634)		-		-		(1,634)

The following methods and assumptions were used to estimate the fair value of the Level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)

The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the Level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the years ended March 31, 2025 and 2026:

Investment in equity instruments	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	20,126	₹	17,391
Additions		1,925		2,038
Disposals (1)(2)		(1,828)		(1,199)
Gain/(loss) recognized in consolidated statement of income		321		768
Gain/(loss) recognized in other comprehensive income		(3,609)		(1,431)
Translation adjustment		456		1,876
Balance at the end of the year	₹	17,391	₹	19,443

(1)
During the year ended March 31, 2025, as a result of an acquisition by other investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.
(2)
During the year ended March 31, 2026, as a result of an acquisition by other investors, the Company sold its shares of equity instruments in three companies at a fair value of ₹ 585 and recognized a cumulative gain of ₹ 389 in other comprehensive income and cumulative loss of ₹ 138 in consolidated statement of income.

Contingent consideration	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	(429)	₹	(1,864)
(Addition)/Reversals (1)		169		(49)
Addition through Business combination (Refer to Note 7)		(1,537)		-
Payouts		-		648
Finance expense recognized in consolidated statement of income		(47)		(195)
Translation adjustment		(20)		(174)
Balance at the end of the year	₹	(1,864)	₹	(1,634)

(1)
Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

Liability on written put options to non-controlling interests	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	(4,303)	₹	(4,945)
Finance expense recognized in consolidated statement of income		(530)		(585)
Changes in fair value of written put options		-		385
Translation adjustment		(112)		(554)
Balance at the end of the year	₹	(4,945)	₹	(5,699)

As at March 31, 2025 and 2026, every 1% increase/decrease in the unobservable inputs used to estimate the fair value of investment in equity instruments, fair value of contingent consideration and liability on written put options to non-controlling interests, does not have a material impact on its fair value.

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets/liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

							(in million)
	As at March 31,
	2025				2026
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	U.S.$	1,008	₹	(608)	U.S.$	2,475	₹	(8,574)
		€46	₹	78		€118	₹	347
		£43	₹	30		£66	₹	169
	AUD	23	₹	79	AUD	31	₹	(20)

Buy: Forward contracts	U.S.$	-	₹	-	U.S.$	750	₹	500

Range forward option contracts	U.S.$	764	₹	333	U.S.$	400	₹	(1,497)
		€36	₹	(55)		€41	₹	108
		£43	₹	(89)		£41	₹	67
	AUD	31	₹	5	AUD	76	₹	(32)

Interest rate swaps	U.S.$	225	₹	24	U.S.$	-	₹	-

Non-designated derivative instruments
Sell: Forward contracts (1)	U.S.$	752	₹	975	U.S.$	944	₹	(1,581)
		€94	₹	(27)		€237	₹	299
		£12	₹	(14)		£79	₹	176
	AUD	65	₹	12	AUD	47	₹	74
	SGD	34	₹	4	SGD	45	₹	55
	ZAR	162	₹	(13)	ZAR	55	₹	8
	CAD	142	₹	71	CAD	95	₹	47
	SAR	179	₹	(4)	SAR	30	₹	^
	QAR	13	₹	^	QAR	5	₹	^
	TRY	90	₹	2	TRY	90	₹	1
	NOK	-	₹	-	NOK	12	₹	1
	OMR	2	₹	^	OMR	1	₹	^
	JPY	705	₹	(13)	JPY	1,220	₹	32
	DKK	31	₹	(11)	DKK	-	₹	-
	CNH	7	₹	(1)	CNH	-	₹	-
	COP	8,120	₹	1	COP	8,120	₹	(3)
	MYR	32	₹	1	MYR	24	₹	20
	RON	8	₹	(1)	RON	-	₹	-
	HKD	39	₹	^	HKD	42	₹	^
	TWD	40	₹	^	TWD	57	₹	1
	CHF	9	₹	(3)	CHF	6	₹	13
	PHP	150	₹	(4)	PHP	-	₹	-
	THB	43	₹	2	THB	52	₹	(2)
	PLN	10	₹	1	PLN	8	₹	1
	BRL	17	₹	(2)	BRL	106	₹	(18)

Buy: Forward contracts	U.S.$	18	₹	(25)	U.S.$	20	₹	15
		€10	₹	23		€193	₹	(162)
		£24	₹	37		£16	₹	(16)
	AUD	3	₹	(2)	AUD	-	₹	-
	CAD	19	₹	(40)	CAD	20	₹	(11)
	QAR	4	₹	^	QAR	9	₹	^
	CNH	137	₹	(1)	CNH	208	₹	(7)
	RON	67	₹	11	RON	51	₹	(12)
	PLN	99	₹	56	PLN	76	₹	(43)
	SEK	34	₹	18	SEK	19	₹	(7)
	BRL	66	₹	18	BRL	10	₹	8
	JPY	306	₹	3	JPY	347	₹	(1)
	DKK	9	₹	(1)	DKK	9	₹	^
	THB	178	₹	(5)	THB	30	₹	(6)
	CRC	1,871	₹	^	CRC	2,300	₹	(7)
	PHP	168	₹	2	PHP	90	₹	(2)
	PEN	5	₹	^	PEN	-	₹	-
	LKR	1,100	₹	(1)	LKR	1,693	₹	(2)
	CLP	2,900	₹	(5)	CLP	2,900	₹	(3)
	BHD	1	₹	^	BHD	1	₹	^
	OMR	^	₹	^	OMR	^	₹	^
	HKD	38	₹	(5)	HKD	-	₹	-
	SGD	2	₹	(3)	SGD	-	₹	-
	MYR	7	₹	^	MYR	9	₹	(4)
	MXN	81	₹	(1)	MXN	178	₹	(14)
	AED	-	₹	-	AED	16	₹	^

SAR	-	₹	-	SAR	11	₹	^
KRW	-	₹	-	KRW	6,400	₹	(8)
		₹	852			₹	(10,090)

^ Value is less than 0.5

(1)
U.S.$ 752 and U.S.$ 944 includes U.S.$/PHP sell forward of U.S.$ 197 and U.S.$ 242 as at March 31, 2025 and 2026, respectively.

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

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2025		2026
Balance as at the beginning of the year	₹	773	₹	(275)

Changes in fair value of effective portion of derivatives		(1,185)		(13,440)
Deferred cancellation gain/(loss), net		(91)		(1,174)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		203		5,163
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		25		-
Translation gain		-		7
Gain/(loss) on cash flow hedging derivatives, net	₹	(1,048)	₹	(9,444)
Balance as at the end of the year	₹	(275)	₹	(9,719)
Deferred tax asset/(liability) thereon		65		2,320
Balance as at the end of the year, net of deferred taxes	₹	(210)	₹	(7,399)

(1)
Includes net (gain)/loss reclassified to revenue of ₹ 394 and ₹ 6,093 for the years ended March 31, 2025 and 2026, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (51) and ₹ (877) for the years ended March 31, 2025 and 2026, respectively; net (gain)/loss reclassified to finance expenses of ₹ (213) and ₹ (53) for the years ended March 31, 2025 and 2026, respectively and net (gain)/loss reclassified to finance and other income of ₹ 73 and ₹ Nil for the years ended March 31, 2025 and 2026, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2026 are expected to occur and be reclassified to the consolidated statement of income over a period of 12 months.

As at March 31, 2025 and 2026, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables and net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfers its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognized and considered as sale of financial assets. Gains and losses on the sale of financial assets without recourse are recorded in finance expenses, at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2024, 2025 and 2026 is not material.

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

Risk Management Procedures

The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and the Company’s Audit, Risk and Compliance Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, loans and borrowing strategies, and ensuring compliance with market risk limits and policies.

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollars, Pound Sterling, Euro, Indian Rupees, Australian Dollars and Canadian Dollars, while a large portion of costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect the Company’s results of operations.

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

As at March 31, 2026, a ₹ 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately ₹ 2,756 (including consolidated statement of income of ₹ 683 and other comprehensive income of ₹ 2,073) decrease in the fair value, and a ₹ 1 decrease would result in an approximately ₹ 2,743 (including consolidated statement of income of ₹ 683 and other comprehensive income of ₹ 2,060) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial assets/(liabilities) as at March 31, 2025 and 2026:

	As at March 31, 2025
	U.S.$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	39,306	₹	12,470	₹	7,611	₹	1,942	₹	629	₹	4,195	₹	66,153
Unbilled receivables		23,341		4,383		4,227		1,622		583		2,179		36,335
Cash and cash equivalents		28,719		5,871		1,357		1,007		4,392		2,575		43,921
Other financial assets		785		1,187		353		537		101		1,504		4,467
Lease Liabilities		(2,625)		(2,894)		(2,402)		(259)		(72)		(1,104)		(9,356)
Trade payables, accrued expenses and other financial liabilities		(32,507)		(12,735)		(10,683)		(1,220)		(1,068)		(4,435)		(62,648)
Non-derivative financial assets/ (liabilities), net	₹	57,019	₹	8,282	₹	463	₹	3,629	₹	4,565	₹	4,914	₹	78,872

(1)
Other currencies reflect currencies such as Saudi Riyal, Swiss Franc, Singapore Dollar, United Arab Emirates Dirham and Polish Zloty.

	As at March 31, 2026
	U.S.$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	51,190	₹	13,487	₹	9,294	₹	2,680	₹	577	₹	4,851	₹	82,079
Unbilled receivables		31,242		5,721		7,329		2,091		1,027		3,217		50,627
Cash and cash equivalents		13,500		7,233		3,029		1,687		7,333		3,268		36,050
Other financial assets		8,960		1,591		390		93		156		907		12,097
Lease Liabilities		(4,057)		(3,278)		(2,828)		(80)		(25)		(998)		(11,266)
Trade payables, accrued expenses and other financial liabilities		(43,925)		(16,064)		(16,144)		(2,875)		(3,203)		(7,169)		(89,380)
Non-derivative financial assets/ (liabilities), net	₹	56,910	₹	8,690	₹	1,070	₹	3,596	₹	5,865	₹	4,076	₹	80,207

(1)
Other currencies reflect currencies such as Singapore Dollar, Swiss Franc, Polish Zloty, United Arab Emirates Dirham and Swedish Krona.

As at March 31, 2025 and 2026, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company increase/decrease the Company’s profit before taxes by approximately ₹ 789 and ₹ 802, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk.

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. If interest rates were to increase by 100 bps as on March 31, 2026, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 799. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2025 and 2026, or revenues for the years ended March 31, 2024, 2025 and 2026. There is no significant concentration of credit risk.

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

Cash and cash equivalents include demand deposits of ₹ 3,546 and bank balances of ₹ 83,236 held with two banks having high credit ratings, which are individually in excess of 10% or more of the Company’s total cash and cash equivalents as at March 31, 2026. Refer to Note 11.

The Company did not have any significant concentration of investment risk, as no investments with any single counterparty exceeded 10% of total investments as at March 31, 2026. Refer to Note 8.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2026, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2025
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	99,884	₹	64,576	₹	-	₹	-	₹	164,460	₹	(2,643)	₹	161,817
Lease Liabilities (1)		9,563		6,950		8,426		11,379		36,318		(6,100)		30,218
Trade payables and accrued expenses		88,252		-		-		-		88,252		-		88,252
Derivative liabilities		968		-		-		-		968		-		968
Other financial liabilities
Contingent consideration (2)		580		420		1,401		-		2,401		(537)		1,864
Liability on written put options to non-controlling interests (2)		-		2,686		3,819		-		6,505		(1,560)		4,945
Rent Deposit		475		4		22		-		501		-		501
Liabilities towards customer contracts		342		342		684		-		1,368		-		1,368
Advance from customers		167		-		-		-		167		-		167
Capital creditors		1,255		-		-		-		1,255		-		1,255
Others		1,082		303		195		-		1,580		(9)		1,571
	₹	202,568	₹	75,281	₹	14,547	₹	11,379	₹	303,775	₹	(10,849)	₹	292,926

	As at March 31, 2026
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	167,648	₹	2,076	₹	-	₹	-	₹	169,724	₹	(1,850)	₹	167,874
Lease Liabilities (1)		10,492		8,315		10,152		12,855		41,814		(6,778)		35,036
Trade payables and accrued expenses		94,924		1,929		1,920		545		99,318		-		99,318
Derivative liabilities		10,978		-		-		-		10,978		-		10,978
Other financial liabilities
Contingent consideration (2)		467		1,553		-		-		2,020		(386)		1,634
Liability on written put options to non-controlling interests (2)		2,689		-		3,375		-		6,064		(365)		5,699
Rent Deposit		477		12		-		-		489		-		489
Liabilities towards customer contracts		721		359		360		-		1,440		-		1,440
Advance from customers		329		-		-		-		329		-		329
Capital creditors		689		-		-		-		689		-		689
Others		6,057		297		439		1,027		7,820		-		7,820
	₹	295,471	₹	14,541	₹	16,246	₹	14,427	₹	340,685	₹	(9,379)	₹	331,306

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

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31,
	2025		2026
Cash and cash equivalents	₹	121,974	₹	105,555
Investments - current		411,474		437,680
Loans, borrowings and bank overdrafts		(161,817)		(167,874)
	₹	371,631	₹	375,361

20. Foreign currency translation reserve and other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	47,261	₹	54,500
Translation difference related to foreign operations, net		7,294		46,377
Transfer of shares pertaining to Non-controlling interests of subsidiary		(14)		-
Reclassification of foreign currency translation differences on liquidation of subsidiaries to consolidated statement of income		(41)		-
Others		-		(5)
Balance at the end of the year	₹	54,500	₹	100,872

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	-
Addition through Business combination (Refer to Note 7)		-		-		-		-		(4,238)
Other comprehensive income		262		1,516		(473)		-		-
Buyback of equity shares (Refer to Note 22)		-		-		-		539		-
As at March 31, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)

As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		289		963		(3,476)		-		-
Bonus issue of equity shares (Refer to Note 22)		-		-		-		(1,661)		-
Transfer of shares pertaining to Non-controlling interests of subsidiary		(8)		-		-		-		-
Transfer to Retained earnings (1)		(130)		-		(5,624)		-		-
As at March 31, 2025	₹	(135)	₹	2,360	₹	1,220	₹	-	₹	(4,238)

As at April 1, 2025	₹	(135)	₹	2,360	₹	1,220	₹	-	₹	(4,238)
Other comprehensive income		152		(2,094)		(1,448)		-		-
As at March 31, 2026	₹	17	₹	266	₹	(228)	₹	-	₹	(4,238)

(1)
Towards transfer of cumulative realized (gain)/loss on disposal of investments in equity instruments designated as FVTOCI and towards transfer of cumulative (gain)/loss on remeasurement of defined benefit plans to retained earnings.

21. Income taxes

	Year ended March 31,
	2024		2025		2026
Income tax expense as per the consolidated statement of income	₹	36,089	₹	42,777	₹	40,767
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		259		83		(323)
Gains/(losses) on cash flow hedging derivatives		554		(260)		(2,257)
Remeasurements of the defined benefit plans		111		49		10
	₹	37,013	₹	42,649	₹	38,197

Income tax expense consists of the following:

	Year ended March 31,
	2024		2025		2026
Current tax expense	₹	34,973	₹	45,405	₹	42,665
Deferred tax expense/(reversal)		1,116		(2,628)		(1,898)
	₹	36,089	₹	42,777	₹	40,767

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2024		2025		2026
Profit before tax	₹	147,210	₹	174,957	₹	173,422
Enacted income tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	₹	51,435	₹	61,130	₹	60,594
Effect of:
Income exempt from tax	₹	(14,897)	₹	(12,960)	₹	(13,755)
Basis differences that will reverse during a tax holiday period		(202)		(332)		66
Income taxed at higher / (lower) rates		(7,497)		(7,736)		(7,393)
Taxes related to prior years		2,567		(2,306)		(4,141)
Changes in unrecognized deferred tax assets		1,092		(17)		123
Expenses disallowed for tax purpose		3,945		4,460		4,803
Others, net		(354)		538		470
Income tax expense	₹	36,089	₹	42,777	₹	40,767
Effective income tax rate		24.52%		24.45%		23.51%

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2025		2026
Deferred tax assets
Carry forward losses (1)	₹	898	₹	784
Trade payables, accrued expenses and other liabilities		7,106		7,886
Allowances for lifetime expected credit loss		1,428		2,016
Cash flow hedges		65		2,234
Contract Assets		-		151
Others		144		147
	₹	9,641	₹	13,218
Deferred tax liabilities
Property, plant and equipment	₹	(536)	₹	(650)
Amortizable goodwill		(5,449)		(6,906)
Intangible assets		(7,931)		(8,407)
Interest income and fair value movement of investments		(2,912)		(2,687)
Contract liabilities		(209)		-
Special Economic Zone re-investment reserve		(3,485)		(2,627)
Undistributed earnings of subsidiaries		(3,001)		(3,965)
	₹	(23,523)	₹	(25,242)

Deferred tax liabilities, net	₹	(13,882)	₹	(12,024)

Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	2,561	₹	5,242
Deferred tax liabilities		(16,443)		(17,266)

(1)
Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2024	As at April 1, 2023		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combinations and others		Translation adjustment		As at March 31, 2024
Carry forward losses	₹	2,624	₹	(1,384)	₹	-	₹	-	₹	14	₹	1,254
Trade payables, accrued expenses and other liabilities		6,367		(477)		(111)		(4)		18		5,793
Allowances for lifetime expected credit loss		1,743		(129)		-		-		4		1,618
Property, plant and equipment		(911)		(1)		-		-		-		(912)
Amortizable goodwill		(3,855)		(993)		-		-		(61)		(4,909)
Intangible assets		(10,170)		2,067		-		(367)		(131)		(8,601)
Interest income and fair value movement of investments		(1,170)		82		(259)		-		-		(1,347)
Cash flow hedges		359		-		(554)		-		-		(195)
Contract asset / (Contract liabilities)		(370)		(257)		-		5		(3)		(625)
Special Economic Zone re-investment reserve		(7,237)		(583)		-		-		-		(7,820)
Others		(433)		559		-		(22)		(10)		94
Deferred tax liabilities, net	₹	(13,053)	₹	(1,116)	₹	(924)	₹	(388)	₹	(169)	₹	(15,650)

Movement during the year ended March 31, 2025	As at April 1, 2024		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combinations and others		Translation adjustment		As at March 31, 2025
Carry forward losses	₹	1,254	₹	(357)	₹	-	₹	-	₹	1	₹	898
Trade payables, accrued expenses and other liabilities		5,793		1,362		(49)		-		-		7,106
Allowances for lifetime expected credit loss		1,618		(190)		-		-		-		1,428
Property, plant and equipment		(912)		371		-		-		5		(536)
Amortizable goodwill		(4,909)		(422)		-		-		(118)		(5,449)
Intangible assets		(8,601)		1,446		-		(566)		(210)		(7,931)
Interest income and fair value movement of investments		(1,347)		(1,482)		(83)		-		-		(2,912)
Cash flow hedges		(195)		-		260		-		-		65
Contract asset / (Contract liabilities)		(625)		428		-		-		(12)		(209)
Special Economic Zone re-investment reserve		(7,820)		4,335		-		-		-		(3,485)
Undistributed earnings of subsidiaries		-		(2,941)		-		-		(60)		(3,001)
Others		94		78		-		-		(28)		144
Deferred tax liabilities, net	₹	(15,650)	₹	2,628	₹	128	₹	(566)	₹	(422)	₹	(13,882)

Movement during the year ended March 31, 2026	As at April 1, 2025		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combination and others		Translation adjustment		As at March 31, 2026
Carry forward losses	₹	898	₹	(239)	₹	-	₹	9	₹	116	₹	784
Trade payables, accrued expenses and other liabilities		7,106		(142)		(10)		590		342		7,886
Allowances for lifetime expected credit loss		1,428		519		-		33		36		2,016
Property, plant and equipment		(536)		(392)		-		248		30		(650)
Amortizable goodwill		(5,449)		(873)		-		-		(584)		(6,906)
Intangible assets		(7,931)		2,277		-		(1,915)		(838)		(8,407)
Interest income and fair value movement of investments		(2,912)		346		323		(369)		(75)		(2,687)
Cash flow hedges		65		(87)		2,257		-		(1)		2,234
Contract asset / (Contract liabilities)		(209)		124		-		230		6		151
Special Economic Zone re-investment reserve		(3,485)		858		-		-		-		(2,627)
Undistributed earnings of subsidiaries		(3,001)		(587)		-		-		(377)		(3,965)
Others		144		94		-		(57)		(34)		147
Deferred tax liabilities, net	₹	(13,882)	₹	1,898	₹	2,570	₹	(1,231)	₹	(1,379)	₹	(12,024)

Deferred taxes on unrealized foreign exchange gain/loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of income.

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

Deferred tax asset amounting to ₹ 10,816 and ₹ 13,613 as at March 31, 2025 and 2026, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 44,274 and ₹ 56,119 as at March 31, 2025 and 2026, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 40,292, and ₹ 51,505 as at March 31, 2025 and 2026, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 3,982 and ₹ 4,614 as at March 31, 2025 and 2026, respectively, expires in various years through fiscal year 2046.

The Company has recognized deferred tax assets of ₹ 898 and ₹ 784 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2025 and 2026, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated SEZs providing service on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits and gains for a further five years. A 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal years 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 14,308, ₹ 11,798 and ₹ 13,092 for the years ended March 31, 2024, 2025 and 2026, respectively, compared to the effective tax amounts that the Company estimates it would have been required to pay if these incentives had not been available. The per equity share effect of these tax incentives for the years ended March 31, 2024, 2025 and 2026 is ₹ 1.35, ₹ 1.13, and ₹ 1.25, respectively. For the year ended March 31, 2024, earnings per equity share have been proportionately adjusted for the bonus issue in ratio of 1:1. Refer to Note 22.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in certain subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of certain subsidiaries amounting to ₹ 86,937 and ₹ 69,693 as at March 31, 2025 and 2026, respectively and branch profit tax at 15% of the U.S. branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2026. In line with amended IAS 12, the Company has not recognized deferred taxes related to Pillar Two income taxes and accordingly has applied the mandatory exception as per the said standard.

22. Dividends, Bonus issue and Buyback of equity shares

The Company declares and pays dividends in Indian Rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 1, ₹ 6 and ₹ 11 (₹ 5 declared on July 17, 2025 and ₹ 6 declared on January 16, 2026), during the years ended March 31, 2024, 2025 and 2026, respectively.

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

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

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

The capital structure as at March 31, 2025 and 2026 was as follows:

	As at March 31,
	2025		2026		% Change
Equity attributable to the equity shareholders of the Company	₹	828,309	₹	885,368	7%
As percentage of total capital		81%		81%

Current loans, borrowings and bank overdrafts		97,863		165,912
Non-current loans and borrowings		63,954		1,962
Current and non-current lease liabilities		30,218		35,036
Total loans, borrowings and bank overdrafts and lease liabilities	₹	192,035	₹	202,910	6%
As percentage of total capital		19%		19%

Total capital	₹	1,020,344	₹	1,088,278	7%

Loans and borrowings represent 16% and 15% of total capital as at March 31, 2025 and 2026, respectively. The Company is not subjected to any externally imposed capital requirements.

24. Revenue

A. Contract assets and Contract liabilities
The following table presents the changes in contract assets balance:
	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	19,854	₹	15,795
Amount reclassified to receivables pertaining to fixed price development contracts on completion of milestones		(14,730)		(14,073)
Increase due to revenue recognized during the year		10,617		12,233
Translation adjustment		54		864
Balance at the end of the year	₹	15,795	₹	14,819

The following table presents the changes in contract liabilities balance:
	As at March 31,
	2025		2026
Balance at the beginning of the year	₹	17,653	₹	20,063
Revenue recognized from opening balance of contract liabilities		(14,695)		(15,724)
Increase due to invoicing during the year		17,036		20,262
Translation adjustment		69		833
Balance at the end of the year	₹	20,063	₹	25,434

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

As at March 31, 2024, 2025 and 2026, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 318,756, ₹ 364,937 and ₹ 373,976, respectively, of which approximately 66%, 66% and 63%, respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C.
Disaggregation of revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 33 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	-	₹	893,476
Sale of products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,462	₹	165,002	₹	95,475	₹	35,762	₹	298,701
Health		95,496		162		17,699		4,954		118,311
Consumer		102,439		5,351		43,035		16,387		167,212
Technology and Communications (1)		66,326		25,220		30,961		19,651		142,158
Energy, Manufacturing and Resources (1)		1,408		73,652		66,647		25,387		167,094
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
C. Revenue by nature of contract
Fixed price and volume based	₹	150,253	₹	140,676	₹	149,007	₹	62,011	₹	501,947	₹	-	₹	501,947
Time and materials		117,878		128,711		104,810		40,130		391,529		-		391,529
Products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603

Information on disaggregation of revenues for the year ended March 31, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	-	₹	888,192
Sale of products		-		-		-		-		-		2,692		2,692
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884
B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,240	₹	172,817	₹	91,965	₹	38,231	₹	304,253
Health		108,305		236		13,982		3,272		125,795
Consumer		103,875		6,659		43,435		15,344		169,313
Technology and Communications (1)		64,907		24,255		31,804		14,933		135,899
Energy, Manufacturing and Resources (1)		3,479		67,998		59,001		22,454		152,932
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884
C. Revenue by nature of contract
Fixed price and volume based	₹	144,904	₹	137,385	₹	142,241	₹	56,390	₹	480,920	₹	-	₹	480,920
Time and materials		136,902		134,580		97,946		37,844		407,272		-		407,272
Products		-		-		-		-		-		2,692		2,692
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884

Information on disaggregation of revenues for the year ended March 31, 2026 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	-	₹	919,300
Sale of products		-		-		-		-		-		6,940		6,940
	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	6,940	₹	926,240
B. Revenue by sector
Banking, Financial Services and Insurance	₹	842	₹	170,299	₹	96,587	₹	46,283	₹	314,011
Health		116,104		1,408		12,944		3,392		133,848
Consumer		107,075		3,772		44,537		13,586		168,970
Technology and Communications		74,591		22,195		35,329		14,438		146,553
Energy, Manufacturing and Resources		6,424		70,858		54,248		24,388		155,918
	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	6,940	₹	926,240
C. Revenue by nature of contract
Fixed price and volume based	₹	153,658	₹	126,105	₹	139,795	₹	62,210	₹	481,768	₹	-	₹	481,768
Time and materials		151,378		142,427		103,850		39,877		437,532		-		437,532
Products		-		-		-		-		-		6,940		6,940
	₹	305,036	₹	268,532	₹	243,645	₹	102,087	₹	919,300	₹	6,940	₹	926,240

(1)
Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector. Comparative period disaggregation of revenue has been restated to give effect to this change.

25. Expenses by nature

	Year ended March 31,
	2024		2025		2026
Employee compensation (1)	₹	549,301	₹	533,477	₹	555,855
Sub-contracting and technical fees		103,030		100,148		107,668
Cost of hardware and software		4,116		3,170		5,934
Travel		15,102		14,095		13,882
Facility expenses		14,556		16,067		15,886
Software license expense for internal use		18,378		19,338		21,720
Depreciation, amortization and impairment (2)		34,071		29,579		29,107
Communication		4,878		3,842		3,414
Legal and professional fees		9,559		11,270		10,199
Rates, taxes and insurance		5,993		5,804		5,858
Marketing and brand building		3,555		3,591		3,480
Lifetime expected credit loss/ (write-back)		640		324		2,838
(Gain)/loss on sale of property, plant and equipment, net (3)		(2,072)		(606)		(393)
Miscellaneous expenses (4)		737		(454)		1,394
Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	761,844	₹	739,645	₹	776,842

(1)
Employee compensation includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026.
(2)
Depreciation, amortization, and impairment includes an impairment charge on intangible assets amounting to ₹ 1,701, ₹ 1,155 and ₹ 851, for the years ended March 31, 2024, 2025 and 2026, respectively (Refer to Note 6).
(3)
(Gain)/loss on sale of property, plant and equipment, net for the years ended March 31, 2024, 2025 and 2026, includes gain on sale of immovable properties of ₹ (2,357) and gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and gain on transfer of building of ₹ (405), respectively.
(4)
Miscellaneous expenses are net of reversals of contingent consideration ₹ 1,300, ₹ 169 and ₹ (49) for the years ended March 31, 2024, 2025 and 2026, respectively (Refer to Note 19). Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the year ended March 31, 2025.

26. Finance expenses

	Year ended March 31,
	2024		2025		2026
Interest on loans, borrowings and bank overdrafts	₹	6,893	₹	7,124	₹	5,368
Interest on lease liabilities		1,334		1,593		1,956
Interest on liability on written put options to non-controlling interests		33		530		585
Other finance expenses (1)		4,292		5,523		6,668
	₹	12,552	₹	14,770	₹	14,577

(1)
Includes gain on remeasurement of written put options amounting to ₹ 385 for the year ended March 31, 2026.

27. Finance and other income and foreign exchange gains/(losses), net

	Year ended March 31,
	2024		2025		2026
Interest income	₹	19,478	₹	27,210	₹	28,367
Dividend income from equity investments designated as FVTOCI		3		2,299		3
Net gain from investments classified as FVTPL		4,558		8,765		7,763
Net loss from investments classified as FVTOCI		(143)		(72)		358
Finance and other income	₹	23,896	₹	38,202	₹	36,491

Foreign exchange gains/(losses), net on financial instruments measured at FVTPL	₹	650	₹	(398)	₹	(5,867)
Other foreign exchange gains/(losses), net		(310)		430		7,720
Foreign exchange gains/(losses), net	₹	340	₹	32	₹	1,853

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

	Year ended March 31,
	2024		2025		2026
Profit attributable to equity holders of the Company	₹	110,452	₹	131,354	₹	131,974
Weighted average number of equity shares outstanding		10,576,571,110		10,456,741,552		10,476,247,846
Basic earnings per equity share	₹	10.44	₹	12.56	₹	12.60

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

	Year ended March 31,
	2024		2025		2026
Profit attributable to equity holders of the Company	₹	110,452	₹	131,354	₹	131,974
Weighted average number of equity shares outstanding		10,576,571,110		10,456,741,552		10,476,247,846
Effect of dilutive equivalent share options		34,853,518		32,197,840		27,175,090
Weighted average number of equity shares for diluted earnings per share		10,611,424,628		10,488,939,392		10,503,422,936
Diluted earnings per equity share	₹	10.41	₹	12.52	₹	12.56

For the years ended March 31, 2024, 2025 and 2026, 128,916, 1,294,623 and 1,586,275 options, respectively, were excluded from the diluted weighted-average number of equity shares calculation because their effect would have been anti-dilutive.

Earnings per share and number of shares outstanding for the years ended March 31, 2024, have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders). Refer to Note 22.

29. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the years ended March 31, 2024, 2025 and 2026, were ₹ 5,590, ₹ 5,542, and ₹ 4,465, respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called WERT. In the previous years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Nomination and Remuneration Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 5,952,740, 11,905,480 and 11,905,480 treasury shares as of March 31, 2024, 2025 and 2026, respectively.

Wipro Employee Restricted Stock Unit Option Plans

A summary of the general terms of grants under restricted stock unit (“RSU”) option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (1)	174,595,958	U.S.$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (1)	96,595,958	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (1)	67,663,302	₹ 2
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme) (1)	400,000,000	U.S.$ 0.03/₹ 2

(1)
The maximum contractual term of these RSU option plans is perpetual until the options are available for grant under the plan.

Employees covered under RSU options plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to three years from the date of grant. Upon vesting, the employees can acquire one equity share for every option and can exercise within a period of twelve months from the vesting date of last tranche under the grant.

The activity in equity-settled RSU option plans is summarized below:

		Year ended March 31,
		2024	2025	2026
	Range of exercise price and weighted average exercise price	Numbers of options
Outstanding at the beginning of the year	₹ 2	8,452,491	7,735,669	18,634,747
	U.S.$ 0.03	16,457,558	18,851,226	36,956,579
Bonus on outstanding (Refer to Note 22)	₹ 2	-	10,749,111	-
	U.S.$ 0.03	-	22,882,839	-
Granted	₹ 2	5,237,166	5,513,469	10,617,130
	U.S.$ 0.03	14,546,143	15,030,302	23,259,750
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	(655,831)	(331,920)	(1,841,526)
	U.S.$ 0.03	(1,807,750)	(499,875)	(3,986,719)
Exercised	₹ 2	(4,151,654)	(3,731,212)	(5,293,789)
	U.S.$ 0.03	(6,674,868)	(9,897,384)	(10,982,620)
Forfeited and expired	₹ 2	(1,146,503)	(1,300,370)	(2,771,279)
	U.S.$ 0.03	(3,669,857)	(9,410,529)	(8,303,933)
Outstanding at the end of the year	₹ 2	7,735,669	18,634,747	19,345,283
	U.S.$ 0.03	18,851,226	36,956,579	36,943,057
Exercisable at the end of the year	₹ 2	1,905,001	1,996,731	2,010,308
	U.S.$ 0.03	2,038,346	1,007,466	1,283,137

The Company has granted below options under RSU and ADS option plans(1):

	Year ended March 31,
	2024	2025	2026
Restricted Stock Units (RSU)	3,344,668	3,498,476	6,743,031
Performance based stock options (RSUs)	1,892,498	2,014,993	3,874,099
Total	5,237,166	5,513,469	10,617,130
ADS RSU	8,886,979	9,707,235	14,834,924
Performance based stock options (ADS)	5,659,164	5,323,067	8,424,826
Total	14,546,143	15,030,302	23,259,750

(1)
Numbers in above table for years ended March 31, 2024 and 2025 are not given effect of bonus shares issued during the year ended March 31, 2025.

During the year ended March 31, 2026, RSU and ADS grants were issued under Wipro 2024 Scheme. Performance-based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled RSU option plans is summarized below:

	Year ended March 31,
	2024	2025	2026
	Number of options
Outstanding at the beginning of the year	11,800	7,000	-
Exercised	(4,800)	-	-
Forfeited and expired	-	(7,000)	-
Outstanding at the end of the year	7,000	-	-
Exercisable at the end of the year	7,000	-	-

The following table summarizes information about outstanding RSU option plans:

	Year ended March 31,
	2024		2025		2026
Range of exercise price and weighted average exercise price	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹ 2	7,735,669	18	18,634,747	18	19,345,283	16
U.S.$ 0.03	18,851,226	20	36,956,579	19	36,943,057	18

The weighted average grant date fair value of options granted during the years ended March 31, 2024, 2025 and 2026 was ₹ 387.67, ₹ 454.58 and ₹ 249.40 for each option, respectively. The weighted average share price of options exercised during the years ended March 31, 2024, 2025 and 2026 was ₹ 422.87, ₹ 389.52 and ₹ 246.01 for each option, respectively.

30. Employee benefits

a)
Employee costs includes

	Year ended March 31,
	2024		2025		2026
Salaries and bonus	₹	524,484	₹	507,629	₹	525,825
Contribution to provident and other funds		19,227		20,306		25,565
Share-based compensation(1)		5,590		5,542		4,465
	₹	549,301	₹	533,477	₹	555,855

(1)
Includes ₹ 6, ₹ (9) and ₹ Nil for the years ended March 31, 2024, 2025 and 2026, respectively, towards cash settled ADSs and RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2024		2025		2026
Cost of revenues	₹	459,466	₹	452,800	₹	480,122
Selling and marketing expenses		51,224		47,788		43,060
General and administrative expenses		38,611		32,889		32,673
	₹	549,301	₹	533,477	₹	555,855

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31,
	2024		2025		2026
Return on plan assets excluding interest income - loss/(gain)	₹	(675)	₹	(416)	₹	384
Actuarial loss/(gain) arising from financial assumptions		373		146		730
Actuarial loss/(gain) arising from demographic assumptions		98		(115)		28
Actuarial loss/(gain) arising from experience adjustments		82		(12)		(1,290)
Change in the effect of asset ceiling - loss/(gain)		(71)		74		6
(Gain)/loss on re-measurement of defined benefit plans, net	₹	(193)	₹	(323)	₹	(142)
Deferred tax (asset)/liability thereon		111		49		10
(Gain)/loss on re-measurement of defined benefit plans, net of deferred taxes	₹	(82)	₹	(274)	₹	(132)

b)
Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian Rupees, pension and certain benefit plans in foreign jurisdictions.

Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2024		2025		2026
Current service cost	₹	2,993	₹	3,205	₹	3,795
Past service cost		-		-		3,566
Net interest expense on net defined benefit liability		45		95		268
Net charge to consolidated statement of income	₹	3,038	₹	3,300	₹	7,629

Actual return on plan assets	₹	1,828	₹	1,646	₹	879

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2025		2026
Defined benefit obligation at the beginning of the year	₹	21,516	₹	24,188
Addition through Business combination		-		1,311
Current service cost		3,205		3,795
Past service cost		-		3,566
Interest expense on obligation		1,308		1,506
Benefits paid		(2,627)		(2,631)
Contributions from plan participants and due to transfer		558		87
Remeasurement loss/(gain)
Actuarial loss/(gain) arising from financial assumptions		146		730
Actuarial loss/(gain) arising from demographic assumptions		(115)		28
Actuarial loss/(gain) arising from experience adjustments		(12)		(1,290)
Translation adjustment		209		1,291
Defined benefit obligation at the end of the year	₹	24,188	₹	32,581

Change in plan assets is summarized below:

	As at March 31,
	2025		2026
Fair value of plan assets at the beginning of the year	₹	20,022	₹	22,231
Addition through Business combination		-		211
Expected return on plan assets		1,230		1,263
Employer contributions		141		5,417
Benefits paid		(313)		(188)
Contributions from plan participants and due to transfer		558		87
Remeasurement (loss)/gain
Return on plan assets excluding interest income - (loss)/gain		416		(384)
Translation adjustment		177		1,200
Fair value of plan assets at the end of the year	₹	22,231	₹	29,837

	As at March 31,
	2025		2026
Defined benefit obligation	₹	24,188	₹	32,581
Fair value of plan assets		22,231		29,837
Present value of unfunded obligation	₹	(1,957)	₹	(2,744)
Change in the effect of asset ceiling		(545)		(678)
Recognized liability	₹	(2,502)	₹	(3,422)

Change in effect of asset ceiling is summarized below:

	As at March 31,
	2025		2026
Effect of asset ceiling at the beginning of the year	₹	442	₹	545
Interest expense on effect of asset ceiling		17		25
Changes in the effect of limiting the surplus to the asset ceiling		74		6
Translation adjustment		12		102
Effect of asset ceiling at the end of the year	₹	545	₹	678

As at March 31, 2025 and 2026, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2025	2026
Discount rate	5.75%	5.70%
Expected return on plan assets	5.75%	5.70%
Expected rate of salary increase	6.40%	6.44%
Weighted average duration of defined benefit obligations	7.03 years	6.53 years

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

Expected future contribution and estimated future benefit payments from the fund are as follows:

For the year ended March 31, 2025
Expected contribution to the fund during the year ending March 31, 2026	₹	3,545
Estimated benefit payments from the fund for the year ending March 31:
2026	₹	3,565
2027		3,218
2028		2,953
2029		2,736
2030		2,412
Thereafter		17,692
Total	₹	32,576

For the year ended March 31, 2026
Expected contribution to the fund during the year ending March 31, 2027	₹	3,515
Estimated benefit payments from the fund for the year ending March 31:
2027	₹	5,493
2028		4,518
2029		4,134
2030		3,748
2031		3,493
Thereafter		21,690
Total	₹	43,076

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2026.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2026, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,914) and ₹ 2,228, respectively (March 31, 2025: ₹ (1,565) and ₹ 1,807, respectively).

As of March 31, 2026, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 1,620 and ₹ (1,512), respectively (March 31, 2025: ₹ 1,189 and ₹ (1,129), respectively).

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

c)
Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2025		2026
Fair value of plan assets	₹	121,067	₹	133,417
Present value of defined benefit obligation		(121,067)		(133,417)
Net shortfall	₹	-	₹	-

The total expense for the years ended March 31, 2024, 2025 and 2026 is ₹ 6,265, ₹ 6,517 and ₹ 7,058, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2025	2026
Discount rate for the term of the obligation	6.55%	6.50%
Weighted average remaining tenure of investment portfolio	6.71 years	13.81 years
Guaranteed rate of return	8.25%	8.25%

d)
Defined contribution plans:

The total expense for the years ended March 31, 2024, 2025 and 2026 was ₹ 9,969, ₹ 10,584 and ₹ 11,146, respectively.

31. Related party relationship and transactions

The list of subsidiaries, associate and joint venture as of March 31, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE (2)		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%

	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%
		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company Italy Srl	Italy	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
		The Capital Markets Company BV (1)	Belgium	100.00%
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Limited		Saudi Arabia	66.67%
		Women's Business Park Technologies Limited	Saudi Arabia	100.00%
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing Services Limited		U.K.	100.00%
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology Netherlands BV.		Netherlands	100.00%
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
		Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A. (1)	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarter		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%
		Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%

	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC (8)		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC (10)	USA	100.00%
		The Capital Markets Company, LLC (1) (7)	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) (4) (5)			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd (Formerly known as Harman Connected Services Mauritius Pvt Ltd)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%
	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB (1)	Sweden	100.00%

The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls ‘Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and ‘Wipro Foundation’ in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)
Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)
Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(4)
The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) and its subsidiaries, effective December 1, 2025.
(5)
Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.
(6)
Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.
(7)
Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.
(8)
Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.
(9)
Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.
(10)
Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20, 2026, which is 100% held by Wipro, LLC.
(1)
Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA
	Capco Consulting Services LLC (6)		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (11)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC (9)		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%

		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd. (11)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (11)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB			Sweden
	Harman Connected Services Solutions (Chengdu) Co. Ltd.		China	100.00%

(11)
Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at March 31, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc., incorporated in the USA, and Wipro IT Services LLC held 27% interest in SDVerse LLC, incorporated in the USA, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Azim Premji Trustee Company Pvt Ltd	Entity controlled by Promoters
Azim Premji Safe Deposit Pvt Ltd	Entity controlled by Promoters
Hasham Premji Pvt Ltd	Entity controlled by Promoters
PI Opportunities Fund I	Entity controlled by Promoters
PI Opportunities Fund II	Entity controlled by Promoters
Apex Trust	Entity controlled by Promoters
Napean Trading and Investment Company (Singapore) Pte Ltd	Entity controlled by Promoters
Pioneer Private Trust	Entity controlled by Promoters
Pioneer Investment Fund	Entity controlled by Promoters
Azim Premji Trust Services Pvt Ltd	Entity controlled by Promoters
Pl International Holdings LLC	Entity controlled by Promoters
Azim Premji Custodial & Management Service Private Limited	Entity controlled by Promoters
Azim Premji Education Trust	Entity controlled by Promoters
Prazim Trading & Investment Company Private Limited	Entity controlled by Promoters
Nina Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Varsha Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Bharti Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Napean Opportunities LLP	Entity controlled by Promoters
Best Value Chem Private Limited	Entity controlled by Promoters
PI Investment Advisory LLP	Entity controlled by Promoters
WEPL Family Trust	Entity controlled by Promoters
Hygienic Research Institute Private Limited	Entity controlled by Promoters
Wipro Enterprises (P) Limited and its subsidiaries	Entity controlled by Promoters
Azim Premji University	Entity controlled by Promoters
PI Opportunities Fund I Scheme II	Entity controlled by Promoters

PI Opportunities AIF V LLP	Entity controlled by Promoters
Vidyaniti LLP	Entity controlled by Promoters
Pioneer Investment Fund Scheme II	Entity controlled by Promoters
Tariq Azim Premji Trust	Entity controlled by Promoters
Pioneer Independent Trust	Entity controlled by Promoters
Central Camera Co. Pvt. Ltd.	Entity controlled by Promoters
Gem Photographic (India) Pvt. Ltd.	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric
S.B. Packagings Private Limited	Entity with significant influence of Promoters
Financial Software and Systems Private Limited	Entity with significant influence of Promoters
Fab India Limited	Entity with significant influence of Promoters
Amagi Media Labs Private Limited	Entity with significant influence of Promoters
Finnovation Tech Solutions Private Limited	Entity with significant influence of Promoters
Shubham Housing Development Finance Company Limited	Entity with significant influence of Promoters
Microplastics Private Limited	Entity with significant influence of Promoters
Comfort Grid Technologies Private Limited	Entity with significant influence of Promoters
TI Medical Private Limited	Entity with significant influence of Promoters
Indiejewel Fashions Private Limited	Entity with significant influence of Promoters
The Woodenstreet Furnitures Private Limited	Entity with significant influence of Promoters
SBI General Insurance Company Limited	Entity with significant influence of Promoters
Weaver Services Private Limited	Entity with significant influence of Promoters
Krazybee Services Private Limited	Entity with significant influence of Promoters

Post-employment benefit plans
Wipro Information Technology Limited Provident Fund Trust	Post-employment benefit plans
Wipro Systems Provident Fund Trust	Post-employment benefit plans
Wipro Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Superannuation Trust	Post-employment benefit plans
Wipro Infotech Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited Employees Superannuation Fund	Post-employment benefit plans
Wipro Limited Employees Gratuity Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Gratuity Trust	Post-employment benefit plans

Key management personnel
Azim H. Premji	Non-Executive, Non-Independent Director (designated as "Founder Chairman") (1)
Rishad A. Premji	Chairman of the Board (designated as "Executive Chairman")
Srinivas Pallia	Chief Executive Officer and Managing Director
Aparna C. Iyer	Chief Financial Officer
Päivi Rekonen	Independent Director
N. S. Kannan	Independent Director
Dr. Patrick J. Ennis	Independent Director (2)
Patrick Dupuis	Independent Director (2)
Laura Marie Miller	Independent Director (3)
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director

(1)
Mr. Azim H. Premji is the ultimate controlling party.
(2)
Dr. Patrick J. Ennis and Mr. Patrick Dupuis retired from their positions as Independent Directors of the Company with effect from the close of business hours on March 31, 2026.
(3)
On March 5, 2026, the Board of Directors approved the appointment of Ms. Laura Marie Miller as an Additional Director in the capacity of Independent Director for a term of five years, with effect from April 1, 2026 to March 31, 2031, subject to the approval of the Members of the Company. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.

Close members of Key management personnel:

- Yasmeen A. Premji

- Tariq A. Premji

- Aditi Mehta Premji

- Avita Hazarika

The Company has the following related party transactions:

	Entities controlled by/with significant influence of Promoters		Key Management Personnel		Associate / Joint Venture		Other related parties
Transactions for the year ended March 31, 2024
Sale of goods and services	₹	559	₹	-	₹	-	₹	-
Purchase of services		-		-		107		-
Items of property, plant and equipments purchased		330		-		-		-
Dividend (1)		3,577		232		-		-
Buyback of shares (1)		81,093		5,028		-		-
Rental income		26		-		-		-
Rent paid	^			7		-		-
Contribution to post employment benefit plans		-		-		-		6,265
Others		14		-		-		-

Key management personnel (2)(3)
Remuneration and short-term benefits (4)	₹	-	₹	1,321	₹	-	₹	-
Other benefits (5)		-		585		-		-

Balance as at March 31, 2024
Receivables	₹	478	₹	-	₹	-	₹	-
Payables		-		638		-		-

	Entities controlled by/with significant influence of Promoters		Key Management Personnel		Associate / Joint Venture		Other related parties
Transactions for the year ended March 31, 2025
Sale of goods and services	₹	305	₹	-	₹	-	₹	-
Purchase of services		423		-		-		-
Items of property, plant and equipments purchased		155		-		-		-
Ticketing and hospitality		448		-		-		-
Dividend (1)		42,923		2,780		-		-
Rental income		31		-		-		-
Rent paid		1		12		-		-
Contribution to post employment benefit plans		-		-		-		6,517
Others		70		-		-		-

Key management personnel (2)(6)
Remuneration and short-term benefits (4)	₹	-	₹	596	₹	-	₹	-
Other benefits (5)		-		283		-		-

Balance as at March 31, 2025
Receivables	₹	255	₹	-	₹	-	₹	-
Payables		-		254		-		-

	Entities controlled by/with significant influence of Promoters		Key Management Personnel		Associate / Joint Venture		Other related parties
Transactions for the year ended March 31, 2026
Sale of goods and services	₹	358	₹	-	₹	7	₹	-
Purchase of services		169		-		-		-
Items of property, plant and equipments purchased		145		-		-		-
Ticketing and hospitality		418		-		-		-
Dividend (1)		78,692		5,097		-		-
Rental income		11		-		-		-
Rent paid		1		12		-		-
Sale of investment		-		-		181		-
Advance paid to supplier		46		-		-		-
Contribution to post employment benefit plans		-		-		-		7,058

Contribution to Gratuity trust		-		-		-		5,220
Investment		-		-		348		-
Others		20		-		-		-

Key management personnel (2)
Remuneration and short-term benefits (4)	₹	-	₹	505	₹	-	₹	-
Other benefits (5)		-		273		-		-

Balance as at March 31, 2026
Receivables	₹	371	₹	-	₹	-	₹	-
Payables		-		138		-		-

^ Value is less than 0.5

(1)
Includes relative of key management personnel.
(2)
Post-employment benefits and other long-term benefits including compensated absences are not disclosed, as these are determined for the Company as a whole based on actuarial valuation.
(3)
Remuneration, short-term benefits and other benefits for Mr. Thierry Delaporte includes cash compensation in amount of ₹ 415, cost of accelerated vesting of ₹ 310 towards unvested stock options and ₹ 196 towards social security contributions.
(4)
Remuneration and short-term benefits includes sitting fees and commission paid to non-executive directors, non-independent directors, and independent directors.
(5)
Other benefits include ₹ 575, ₹ 277, and ₹ 267 as of March 31, 2024, 2025 and 2026, respectively towards amortization of RSUs granted to key management personnel which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company.
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

32. Commitments and contingencies

Capital commitments: As at March 31, 2025 and 2026, the Company had committed to spend approximately ₹ 8,719 and ₹ 9,416 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2025 and 2026, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 13,110 and ₹ 13,358 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/penalty notices issued under the Income-tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments in India are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park in Bengaluru, the appeals filed against the said demand before the appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany/inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 99,431 and ₹ 104,613 are not acknowledged as debt as at March 31, 2025 and 2026, respectively. These matters are pending before various appellate authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 19,292 and ₹ 20,733 as of March 31, 2025 and 2026, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

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

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East and Africa.

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

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and managing director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	268,230	₹	269,482	₹	253,927	₹	102,177	₹	893,816	₹	4,127	₹	-	₹	897,943
Segment result		59,364		59,163		33,354		12,619		164,500		(371)		(7,726)		156,403
Unallocated										(20,304)		-		-		(20,304)
Segment result total									₹	144,196	₹	(371)	₹	(7,726)	₹	136,099
Finance expense																(12,552)
Finance and other income																23,896
Share of net profit/(loss) of associate accounted for using the equity method																(233)
Profit before tax															₹	147,210
Income tax expense																(36,089)
Profit for the year															₹	111,121
Depreciation, amortization and impairment															₹	34,071

Information on reportable segments for the year ended March 31, 2025 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	281,824	₹	271,972	₹	240,077	₹	94,351	₹	888,224	₹	2,692	₹	-	₹	890,916
Segment result		58,186		61,326		29,434		12,850		161,796		(173)		(195)		161,428
Unallocated										(10,157)		-		-		(10,157)
Segment result total									₹	151,639	₹	(173)	₹	(195)	₹	151,271
Finance expense																(14,770)
Finance and other income																38,202
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																254
Profit before tax															₹	174,957
Income tax expense																(42,777)
Profit for the year															₹	132,180
Depreciation, amortization and impairment															₹	29,579

Information on reportable segments for the year ended March 31, 2026 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	305,571	₹	269,077	₹	244,165	₹	102,340	₹	921,153	₹	6,940	₹	-	₹	928,093
Segment result		62,896		53,138		31,083		14,955		162,072		559		(7,954)		154,677
Unallocated										(3,426)		-		-		(3,426)
Segment result total									₹	158,646	₹	559	₹	(7,954)	₹	151,251
Finance expense																(14,577)
Finance and other income																36,491
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																257
Profit before tax															₹	173,422
Income tax expense																(40,767)
Profit for the year															₹	132,655
Depreciation, amortization and impairment															₹	29,107

Revenues from India, being the Company’s country of domicile, were ₹ 23,484, ₹ 20,699 and ₹ 23,446 for years ended March 31, 2024, 2025 and 2026, respectively.

Revenues from the United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Year ended March 31,
	2024		2025		2026
United States of America	₹	512,740	₹	529,943	₹	553,186
United Kingdom		108,613		95,241		97,041
	₹	621,353	₹	625,184	₹	650,227

No customer individually accounted for more than 10% of the revenues during the years ended March 31, 2024, 2025 and 2026.

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
c)
For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the consolidated statement of income, amounting to ₹ 340, ₹ 32 and ₹ 1,853 for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.
d)
Restructuring cost of ₹ 6,814, ₹ Nil and ₹ 5,139 is included under Reconciling items for the years ended March 31, 2024, 2025 and 2026, respectively.
e)
Reconciling Items for the year ended March 31, 2024, includes employee costs of ₹ 921 towards outgoing CEO and managing director.
f)
Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.
g)
“Unallocated” within IT Services segment includes:

	Year ended March 31,
	2024		2025		2026
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	11,756	₹	7,909	₹	7,787
Change in fair value of contingent consideration (Refer to Note 19)		(1,300)		(169)		49

Segment results of IT Services segment for the year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier business combination. (Refer to Note 6)

h)
Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 5,590, ₹ 5,542, and ₹ 4,465 for the years ended March 31, 2024, 2025 and 2026, respectively.
i)
Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of, ₹ (2,072), ₹ (606) and ₹ (393) for the years ended March 31, 2024, 2025 and 2026, respectively.
34.
On November 21, 2025, the Government of India notified four labour codes (the “Labour Codes”), effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19, employee benefits and changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Codes has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognized as employee benefit expense in the current year. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

35.
Events after the reporting period
a)
The Company completed its acquisition of Mindsprint, Olam Group’s IT services arm, a provider of technology and digital transformation services in May 2026 for a total consideration of U.S.$ 375 million.
b)
On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of U.S.$ 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.
c)
On April 16, 2026, the Company's Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 (U.S.$ 0.02*) each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 (U.S.$ 2.71*) per equity share for an aggregate amount not exceeding ₹ 150,000 (U.S.$1,626*), in accordance with the provisions contained in the SEBI (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder. This proposal was approved by the shareholders of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

*Based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on April 8, 2026, which was ₹ 92.25 per U.S.$ 1.

d)
On June 1, 2026, the Company acquired additional 20% equity interest in Aggne Global Inc. for a consideration of U.S.$ 28.5 million.

The accompanying notes form an integral part of these consolidated financial statements.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended					X

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3	7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000

2.3	Description of Securities	20-F	001-16139	2.3	6/9/2021

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008

4.10	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.7	5/30/2008

4.11	Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024	S-8	333-287225	10.2	5/13/2025

4.12	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004

4.13	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.14	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

11.1	Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons and Their Immediate Relatives					X

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

17	Issuers of Guaranteed Securities	20-F	001-16139	17	6/9/2022

97.1	Compensation Recovery Policy	20-F	001-16139	97.1	5/22/2024

101.INS	Inline XBRL Instance Document					X

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents					X

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Srinivas Pallia	/s/ Aparna C. Iyer
Date: June 2, 2026	Srinivas Pallia, Chief Executive Officer and Managing Director	Aparna C. Iyer, Chief Financial Officer